Filed Pursuant to Rule 424(b)(3)
Registration No. 333-142883

July 11, 2007

To the Stockholders of K2 Inc.:

You are cordially invited to attend a special meeting of the stockholders of K2 Inc. (“K2”) to be held on August 8, 2007, at 8:00 a.m., local time, at 5818 El Camino Real, Carlsbad, California 92008.

At the K2 special meeting, you will be asked to consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of April 24, 2007, by and among K2, Jarden Corporation (“Jarden”) and K2 Merger Sub, Inc. (“K2 Merger Sub”), a wholly-owned subsidiary of Jarden, and to approve the merger of K2 Merger Sub with and into K2 (the “merger”). If the merger is completed, K2 will become a wholly-owned subsidiary of Jarden and K2 common stock will no longer be publicly traded. Upon completion of the merger, you will be entitled to receive for each share of K2 common stock you own $10.85 in cash and 0.1086 of a share of Jarden common stock, with the ratio of Jarden common stock issuable subject to adjustment depending upon the average closing price per share of Jarden common stock on the New York Stock Exchange for the ten (10) consecutive trading days ending on and including the second trading day prior to the closing date of the merger. The formula for determining the appropriate fraction of a share of Jarden common stock to be issued in exchange for K2 common stock is set forth in detail in this proxy statement/prospectus. The aggregate consideration, consisting of cash and Jarden common stock, to be paid to the K2 stockholders is $766.6 million and if all convertible debentures are converted into shares of K2 common stock, $88.5 million to the K2 convertible debenture holders, in each case assuming that the average closing price per share of K2 common stock on the New York Stock Exchange for the ten (10) consecutive trading days ending on and including the second trading day prior to the closing date of the merger is $15.50 per share.

The board of directors of K2 has unanimously approved the merger agreement and the merger and has determined that the merger agreement and the merger are fair to, and in the best interests of, K2 and its stockholders. The board of directors of K2 unanimously recommends that you vote “FOR” the adoption of the merger agreement and approval of the merger at the K2 special meeting.

In reaching its determination to recommend adoption of the merger agreement and approval of the merger, the board of directors considered the opinion of K2’s financial advisor, Blackstone Advisory Services L.P., that, as of April 24, 2007, the consideration to be received by K2 stockholders pursuant to the merger was fair to the stockholders of K2 from a financial point of view. Blackstone’s opinion is subject to the assumptions, matters considered, limitations and qualifications set forth in its written opinion dated April 24, 2007, which is attached as Annex C to this proxy statement/prospectus. You are urged to read the opinion in its entirety.

Your vote is very important. The merger cannot be completed unless the merger agreement is adopted and the merger is approved by the affirmative vote of 66 2/3% of the shares of K2 common stock outstanding as of the record date. You are urged to read carefully this proxy statement/prospectus, which includes important information about Jarden, K2 and the proposed merger. In particular, please see the section entitled “Risk Factors” beginning on page 19 of this proxy statement/prospectus. Shares of K2 and Jarden common stock are listed on the New York Stock Exchange under the ticker symbols “KTO” and “JAH,” respectively. On July 10, 2007, the most recent practicable trading day prior to the printing of this proxy statement/prospectus, the last sales price of K2 common stock was $15.19 per share and the last sales price of Jarden common stock was $42.56 per share.

Whether or not you plan to attend the K2 special meeting, please sign, date and return the enclosed proxy card or voting instruction card in the enclosed prepaid envelope as soon as possible so that your shares are represented at the K2 special meeting. This action will not limit your right to vote in person if you wish to attend the K2 special meeting and vote in person.

Very truly yours,

K2 INC.

J. Wayne Merck
President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued in connection with the merger or determined if the accompanying proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated July 11, 2007, and is being first mailed to stockholders of K2 on or about July 11, 2007.

References to Additional Information

This proxy statement/prospectus incorporates important business and financial information about Jarden and K2 from other documents that are not included in or delivered with this proxy statement/prospectus. Jarden has supplied all information contained in, or incorporated by reference into, this proxy statement/prospectus relating to Jarden or K2 Merger Sub, and K2 has supplied all information contained in, or incorporated by reference into, this proxy statement/prospectus relating to K2.

You may obtain documents that Jarden and K2 have filed with the Securities and Exchange Commission and incorporated by reference into this proxy statement/prospectus, without charge, by making an oral or written request to the appropriate company as follows:

Corporate Secretary Jarden Corporation 555 Theodore Fremd Avenue Rye, NY 10580 Phone: (914) 967-9400 Fax: (914) 967-9405	Corporate Secretary K2 Inc. 5818 El Camino Real Carlsbad, CA 92008 Phone: (760) 494-1000 Fax: (760) 494-1099

In order to receive timely delivery of any documents you request before the K2 special meeting, please make your request by August 1, 2007, which is five business days before the date of the K2 special meeting.

For a more detailed discussion of the information Jarden and K2 have incorporated by reference into this proxy statement/prospectus, see the section entitled “Where You Can Find More Information” beginning on page 109 of this proxy statement/prospectus.

K2 Inc.

5818 El Camino Real

Carlsbad, CA 92008

Notice of Special Meeting of K2 Stockholders

Dear Stockholders of K2 Inc.:

Notice is hereby given that on August 8, 2007, at 8:00 a.m., local time, K2 Inc. (“K2”) will hold a special meeting of its stockholders (the “K2 special meeting”) at 5818 El Camino Real, Carlsbad, California 92008, for the following purposes:

1.	To consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of April 24, 2007, among Jarden Corporation (“Jarden”), K2 Merger Sub, Inc. (“K2 Merger Sub”) and K2, and to approve Jarden’s acquisition of K2 through a merger of K2 Merger Sub, a wholly-owned subsidiary of Jarden, with and into K2, as contemplated by the merger agreement.

2.	To transact such other business as may properly come before the meeting or any adjournment or postponement of the meeting.

The merger proposal is described more fully in the proxy statement/prospectus of which this notice forms a part. Please give your careful attention to all of the information in the proxy statement/prospectus.

Only holders of record of K2 common stock at the close of business on June 22, 2007, the record date, or their proxies can vote at the K2 special meeting or any adjournment or postponement of the K2 special meeting. Adoption of the merger agreement and approval of the merger requires the affirmative vote of the holders of 66 2/3% of the shares of K2 common stock issued and outstanding on the record date. The list of stockholders entitled to vote at the K2 special meeting is available, upon request, at the main office of K2, at 5818 El Camino Real, Carlsbad, CA 92008, for examination by any K2 stockholder.

Your vote is important. Whether or not you expect to attend the K2 special meeting in person, you are urged to complete, sign, date and return the enclosed proxy card or voting instruction card at your earliest convenience. Instructions for voting your shares are included on the enclosed proxy card or voting instruction card. If you are a record holder and you send in your proxy and then decide to attend the K2 special meeting to vote your shares, you may still do so. You may revoke your proxy in the manner described in the proxy statement/prospectus at any time before it has been voted at the K2 special meeting.

By Order of the Board of Directors

Richard J. Heckmann
Chairman of the Board

Carlsbad, California

July 11, 2007

Index to Annexes

Annex A	Agreement and Plan of Merger dated as of April 24, 2007 by and among Jarden Corporation, K2 Merger Sub, Inc., and K2 Inc.

Annex B	Voting Agreement dated as of April 24, 2007 by and among Jarden Corporation and the stockholders of K2 party thereto.

Annex C	Opinion of Blackstone Advisory Services L.P. dated April 24, 2007.

Annex D	Section 262 of the General Corporation Law of the State of Delaware.

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What am I being asked to vote on?

A:	As a K2 stockholder, you are being asked to adopt the merger agreement among Jarden, K2 Merger Sub and K2 and to approve the transactions it contemplates, including the merger of K2 Merger Sub with and into K2. If adopted and approved, following the merger, K2 will become a wholly-owned subsidiary of Jarden.

Q:	Why are the companies proposing the merger?

A:	K2 believes that the merger provides exceptional value to its stockholders while allowing K2 stockholders the opportunity to participate in the combined company through their receipt of shares of Jarden common stock. Jarden and K2 believe their respective businesses will complement each other and the merger will increase the scale and scope of the combined company, diversify the combined company’s product offerings, provide cross-selling opportunities and create opportunities for cost reductions through integration savings and rationalization of operations.

Q:	What risks should I consider in deciding whether or not to adopt the merger agreement and approve the merger?

A:	In evaluating the merger, you should carefully read this proxy statement/prospectus and carefully consider the risk factors discussed in the section entitled “Risk Factors” beginning on page 19 of this proxy statement/prospectus, as well as those risk factors incorporated by reference into this proxy statement/prospectus.

Q:	When will the merger be completed?

A:	Jarden and K2 are working to complete the merger during the third quarter of this year. Because completion of the merger is subject to K2 stockholder approval and other conditions to the merger discussed in the section entitled “The Merger Agreement—Conditions to the Merger” beginning on page 86 of this proxy statement/prospectus, the exact timing of completion of the merger is difficult to predict.

Q:	What are the material federal income tax consequences of the merger to me?

A:	Jarden and K2 expect that the merger will be a fully taxable transaction for U.S. federal income tax purposes to K2 stockholders. Accordingly, K2 stockholders will generally recognize gain or loss as a result of the merger equal to the difference between (a) the sum of the amount of cash and the fair market value of Jarden common stock received by the stockholder in the merger and (b) such stockholder’s adjusted tax basis in the K2 common stock surrendered in the merger. Generally, if a stockholder has held the shares of K2 common stock for more than one year, any gain will be characterized as long-term capital gain. The deductibility of capital losses is subject to limitations. K2 stockholders should read the discussion under the section entitled “The Merger—Material United States Federal Income Tax Consequences” beginning on page 69 of this proxy statement/prospectus and should consult their own tax advisors for a full understanding of the tax consequences of the merger.

Q:	When and where is the K2 stockholder special meeting?

A:	The K2 special meeting will be held on August 8, 2007, at 8:00 a.m., local time, at 5818 El Camino Real, Carlsbad, California 92008.

Q:	Who can vote?

A:	All record holders of K2 common stock at the close of business on June 22, 2007 can vote at the K2 special meeting.

Q:	How do I vote?

A:	After carefully reading this proxy statement/prospectus, you should cast your vote by mail or in person at the K2 special meeting. To cast your vote by mail, complete, date, sign and mail the enclosed proxy card in the enclosed, postage prepaid envelope. Votes cast by mail must be received prior to the vote at the K2 special meeting in order to be counted. When you cast your vote using the proxy card, you also appoint certain members of K2’s management as your representatives, or proxies, at the K2 special meeting. They will vote your shares of K2 common stock at the K2 special meeting in accordance with your instructions on the proxy card. You may also vote in person at the K2 special meeting. If you hold your shares of K2 common stock in street name, you must contact your broker or other nominee and request a legal proxy to vote in person at the K2 special meeting. Street name holders may be able to vote by telephone or the Internet if their brokers or other nominees make such methods available, in which case the brokers or other nominees will enclose the instructions with your proxy materials.

Q:	What happens if I do not submit a proxy card or vote?

A:	If you do not submit your proxy card or vote at the K2 special meeting, or if you mark the “ABSTAIN” box on the proxy card, it will have the effect of a vote “AGAINST” the adoption of the merger agreement and approval of the merger.

Q:	What happens if I do not indicate my preference for or against the proposed merger on my proxy card?

A:	If you submit a proxy without specifying the manner in which you would like your shares of K2 common stock to be voted, your proxy will be counted as a vote “FOR” the adoption of the merger agreement and approval of the merger.

Q:	If my shares are held in “street name” by my broker or other nominee, will my broker or other nominee vote my shares for me?

A:	No. If you do not provide your broker or other nominee with instructions on how to vote your “street name” shares of K2 common stock on the merger proposal, your broker or other nominee will not be permitted to vote those shares with respect to the merger proposal. Therefore, you should provide your broker or other nominee with specific instructions as to how to vote your shares of K2 common stock with respect to the merger proposal. Please check the voting form used by your broker or other nominee to see if it offers telephone or Internet submission of proxies.

Q:	May I change my vote after I have mailed my signed proxy or voting instruction card?

A:	Yes. If you have submitted a proxy, you may change your vote at any time before your proxy is voted at the K2 special meeting by:

•	delivering to the Corporate Secretary of K2 a written notice, dated later than the proxy that you wish to revoke, stating that the proxy is revoked;

•	submitting to the Corporate Secretary of K2 a new, signed proxy with a date later than the proxy you wish to revoke; or

•	attending the K2 special meeting and voting in person.

However, if your shares of K2 common stock are held in the name of your broker or other nominee, you must check with your broker or other nominee to determine how to revoke your proxy.

Q:	What does it mean if I receive more than one proxy card?

A:	This means you own shares of K2 common stock that are registered under different names. For example, you may own some shares of K2 common stock directly as a stockholder of record and other shares through a broker or you may own shares through more than one broker. In these situations you will receive multiple proxy cards. In order to vote all of the shares you own, it is necessary for you to vote, sign and return all of the proxy cards or follow the instructions for any alternative voting procedure on each of the proxy cards you receive. Each proxy card you receive comes with its own prepaid return envelope; if you vote by mail, make sure you return each proxy card in the return envelope that accompanied that proxy card.

Q:	Should I send my K2 stock certificates in with the enclosed proxy card?

A:	No. If the merger agreement is adopted and the merger is approved and completed, you will be sent instructions for exchanging your K2 stock certificates for a portion of the merger consideration. Do not send in your K2 stock certificates until you receive these instructions.

Q:	Who can help answer questions?

A:	If you would like additional copies of this proxy statement/prospectus without charge or if you have questions about the merger or the K2 special meeting, including the procedures for voting your shares, you should contact:

K2 Inc.

5818 El Camino Real

Carlsbad, CA 92008

Attention: Investor Relations

Telephone: (760) 494-1000

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus to vote on the proposed merger. Jarden and K2 have not authorized anyone to provide you with information that is different from or in addition to the information contained in or incorporated by reference into this proxy statement/prospectus. This proxy statement/prospectus is dated July 11, 2007. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date or, in the case of documents incorporated by reference, the date of the referenced document, or such other date as may be specified therein, and neither the mailing of this proxy statement/prospectus to you nor the issuance of Jarden common stock in connection with the merger shall create any implication to the contrary.

SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all the information that is important to you. To understand the merger fully, and for more complete descriptions of the legal terms of the merger, you should carefully read this entire proxy statement/prospectus and the documents to which Jarden and K2 refer you. See also the section entitled “Where You Can Find More Information” beginning on page 109 of this proxy statement/prospectus. Unless the context otherwise requires, the terms “we,” “our” and “us” refer to Jarden and K2. When we refer to the “combined company,” we mean Jarden and K2 as combined after the merger. When we refer to the “surviving corporation,” we mean K2 and K2 Merger Sub as combined after the merger.

The Merger Transaction (see page 40)

Upon the terms and conditions of the proposed merger, K2 Merger Sub, a wholly-owned subsidiary of Jarden formed for the purpose of the merger, will merge with and into K2. As a result, K2 will survive the merger and become a wholly-owned subsidiary of Jarden.

In this proxy statement/prospectus, any reference to the merger agreement is to the Agreement and Plan of Merger, dated as of April 24, 2007, by and among Jarden, K2 Merger Sub and K2, a copy of which is attached to this proxy statement/prospectus as Annex A. You should read the merger agreement carefully and fully, as it is the legal document that governs the merger.

Parties to the Merger (see page 93)

Jarden Corporation

K2 Merger Sub, Inc.

555 Theodore Fremd Avenue

Rye, NY 10580

Phone: (914) 967-9400

Internet address: www.jarden.com

Jarden is a leading provider of niche consumer products used in and around the home. Jarden operates in three primary business segments through a number of well recognized brands, including: Branded consumables: Ball®, Bee®, Bicycle®, Crawford®, Diamond®, First Alert®, Forster®, Hoyle®, Java Log®, Kerr®, Lehigh®, Leslie-Locke®, Loew-Cornell® and Pine Mountain®; Consumer solutions: Bionaire®, Crock-Pot®, FoodSaver®, Harmony®, Health o meter®, Holmes®, Mr. Coffee®, Oster®, Patton®, Rival®, Seal-a-Meal®, Sunbeam®, VillaWare® and White Mountain®; and Outdoor solutions: Abu Garcia®, Berkley®, Campingaz® , Coleman®, Fenwick®, Gulp®, Mitchell®, Stren® and Trilene®. Jarden’s growth strategy is based on introducing new products, as well as on expanding existing product categories which is supplemented through acquiring businesses with highly recognized brands, innovative products and multi-channel distribution.

K2 Merger Sub, a wholly-owned subsidiary of Jarden, is a Delaware corporation formed on April 23, 2007, for the purpose of effecting the merger. K2 Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the merger.

K2 Inc.

5818 El Camino Real

Carlsbad, CA 92008

Phone: (760) 494-1000

Internet address: www.k2inc.net

K2 is a premier, branded consumer products company with a portfolio of leading brands including Shakespeare®, Penn®, Pflueger®, Sevylor® and Stearns® in the Marine and Outdoor segment; Rawlings®, Worth® and Brass Eagle® in the Team Sports segment; K2®, Völkl®, Marker® and Ride® in the Action Sports segment; and Adio®, Marmot® and Ex Officio® in the Apparel and Footwear segment. K2’s diversified mix of products is used primarily in team and individual sports activities such as fishing, watersports activities, baseball, softball, alpine skiing, snowboarding and in-line skating. Among K2’s other branded products are Hodgman® waders, Miken® softball bats, Tubbs® and Atlas® snowshoes, JT® and Worr Games® paintball products, Planet Earth® apparel and Sospenders® personal floatation devices.

Merger Consideration (see page 74)

If the merger is completed, each share of K2 common stock outstanding immediately prior to the effective time of the merger, other than shares as to which dissenter’s appraisal rights have been exercised and subject to other customary exceptions in the merger agreement, will be exchanged for (a) $10.85 in cash and (b) 0.1086 of a share of Jarden common stock, subject to adjustment as described below. In this proxy statement/prospectus, Jarden and K2 refer to this fraction of a share of Jarden common stock to be issued for each share of K2 common stock in the merger as the “exchange ratio.” The exchange ratio will be determined by reference to the average closing price per share of Jarden common stock on the New York Stock Exchange (the “NYSE”) for the ten (10) consecutive trading days ending on and including the second trading day prior to the closing date of the merger. Jarden and K2 refer to this average as the “Jarden Reference Price.”

The table below shows how the exchange ratio may be adjusted based on the Jarden Reference Price.

Jarden Reference Price	Exchange Ratio
Greater than or equal to $51.39	0.0995
Less than $51.39 but greater than $47.11	$5.12 divided by the Jarden Reference Price
Equal to or between $38.55 and $47.11	0.1086
Less than $38.55 but greater than $34.26	$4.19 divided by the Jarden Reference Price
Lower than or equal to $34.26	0.1221

For example, if the merger had been completed on July 10, 2007, the most recent day for which information was available prior to the mailing of this document, the Jarden Reference Price would have been $43.20 and the exchange ratio would have been 0.1086.

There are no “walk away” or termination rights in the merger agreement that would permit K2 to terminate the merger agreement if the value of Jarden common stock falls below a specified price.

The aggregate consideration, consisting of cash and Jarden common stock, to be paid to the K2 stockholders is $766.6 million and if all convertible debentures are converted into shares of K2 common stock, $88.5 million to the K2 convertible debenture holders, in each case assuming that the average closing price per share of K2 common stock on the NYSE for the ten (10) trading days ending on and including the second trading day prior to the closing date of the merger is $15.50 per share.

The exchange ratio may not be determined until after the date of the K2 special meeting. Therefore, at the time of the K2 special meeting, K2 stockholders may not know the precise value of the merger consideration they will be entitled to receive when the merger is completed.

The number of shares of Jarden common stock that K2 stockholders will receive in the merger will equal the number, rounded up or down to the nearest whole number, determined by multiplying the exchange ratio by the number of shares of K2 common stock owned.

Jarden will not issue any fractional shares of common stock. Holders of K2 common stock will instead receive cash for any fractional shares of Jarden common stock in an amount equal to such fractional part multiplied by the closing price of Jarden’s common stock on the NYSE on the second complete trading day prior to the closing date of the merger.

All shares of K2 common stock owned by K2, Jarden or K2 Merger Sub will be cancelled and cease to exist at the effective time of the merger and no consideration will be delivered or deliverable in exchange for those shares.

Anticipated Closing Date (see page 74)

It is anticipated that the closing of the merger will occur no later than five business days after the K2 special meeting, subject to the satisfaction or waiver of the closing conditions discussed in the section entitled “The Merger Agreement —Conditions to the Merger” beginning on page 86 of this proxy statement/prospectus.

Risk Factors (see page 19)

K2 stockholders should carefully consider the risk factors included in this proxy statement/prospectus in evaluating whether to adopt the merger agreement and to approve the merger. These risk factors should be considered along with any additional risk factors included in the reports of Jarden and K2 filed with the Securities and Exchange Commission (the “SEC”) and any other information included or incorporated by reference into this proxy statement/prospectus.

Special Meeting of Stockholders of K2 (see page 37)

K2 will hold a special meeting of its stockholders on August 8, 2007, at 8:00 a.m., local time, at 5818 El Camino Real, Carlsbad, California 92008, at which K2 stockholders will be asked to vote upon a proposal to adopt the merger agreement and to approve the merger.

Record Date; Voting Rights; Shares Held by Directors and Executive Officers (see page 37)

The record date for determining the K2 stockholders entitled to notice of and to vote at the K2 special meeting is June 22, 2007. Only holders of record of K2 common stock as of the close of business on that date are entitled to notice of and to vote at the K2 special meeting. As of the record date, there were 49,698,374 shares of K2 common stock issued and outstanding, held by approximately 3,098 stockholders of record. This number of K2 stockholders includes brokers, banks and other nominees who hold shares for other stockholders. Each share of K2 common stock issued and outstanding as of the record date entitles its holder to one vote at the K2 special meeting.

As of the record date, the directors and executive officers of K2 and their respective affiliates are the beneficial owners of an aggregate of approximately 2,333,443 shares, or approximately 4.7% of the total issued and outstanding shares of K2 common stock.

Upon the effective time of the merger, assuming that Jarden issues 6,687,874 shares of its common stock to the K2 stockholders and based upon 71,852,950 shares of Jarden common stock issued and outstanding as of April 25, 2007, the directors and executive officers of K2 and their respective affiliates may be deemed to be the beneficial owners of shares of Jarden common stock representing approximately 0.4% of the outstanding voting power of Jarden in the aggregate.

Voting Agreement (see page 91)

The directors and certain executive officers of K2 have entered into a voting agreement with Jarden in the form attached as Annex B to this proxy statement/prospectus, in which such directors and executive officers agreed, among other things:

•	to vote all of their shares of K2 common stock in favor of the adoption of the merger agreement and approval of the merger at the K2 special meeting; and

•

not to sell or transfer their shares of K2 common stock, subject to certain exceptions, prior to the earlier of the K2 stockholder vote on the merger agreement and the merger or the termination of the merger agreement.

Pursuant to the voting agreement, these directors and executive officers, who in the aggregate are the beneficial owners of approximately 4.7% of K2’s issued and outstanding shares of common stock as of April 24, 2007, the date of the merger agreement, are required, subject to certain exceptions, to vote all of their shares in favor of the adoption of the merger agreement and approval of the merger.

Reasons for the Merger (see page 48)

The board of directors of K2 has determined to approve the merger and the merger agreement, to declare the advisability of the merger and to recommend that K2 stockholders adopt the merger agreement and approve the merger for the following reasons, among others:

•

the value of the consideration to be received by K2 stockholders pursuant to the merger, and the fact that the implied value of the merger consideration of approximately $15.50 per share on April 24, 2007 (calculated using the closing trading price of Jarden common stock on April 23, 2007) represented:

•	a premium of approximately 23.2% over the closing price of K2 common stock of $12.58 per share on April 23, 2007, the last trading day prior to the announcement of the transaction;

•	a premium of approximately 29.0% over the 30 day and 12 month average closing price of K2 common stock of $12.01 and $12.02 per share, respectively;

•	a price equal to the price at which K2 last offered equity to the public markets, which was in June 2004; and

•	a premium of approximately 8.2% over the highest closing price in the past year of K2 common stock of $14.33 per share, which was reached on November 14, 2006.

•

the alternatives available to K2 for maximizing value for K2 stockholders, including continuing as an independent company, engaging in another business combination or sale transaction or a going private transaction;

•

the K2 board’s assessment that it would be difficult for management of K2 to achieve growth and other improvements in operating performance in the foreseeable future that would generate a value for the K2 enterprise that would meet or exceed the value presented by the merger;

•

the K2 board’s assessment, based upon guidance from J.P. Morgan Securities, Inc. and management’s inquiries and discussions, that neither strategic buyers in the sporting goods industry nor private equity firms would be likely to consider an offer to acquire K2 at a price that would meet or exceed the value presented by the merger; and

•

the provisions of the merger agreement that would allow K2 and the K2 board to consider competing offers to acquire K2 and to engage in discussions with competing acquirors under circumstances specified in the merger agreement if such offers were to be made.

For a complete summary of K2’s reasons for the merger, please see the section entitled “The Merger—Consideration of the Merger by K2—K2’s Reasons for the Merger” beginning on page 48 of this proxy statement/prospectus.

The board of directors of Jarden believes that the merger represents an opportunity to enhance value for Jarden stockholders. The decision of Jarden’s board of directors to enter into the merger agreement was the result of careful consideration by the board of directors of numerous factors. Significant factors considered by the Jarden board of directors include, among others:

•	the Jarden board of directors’ assessment of the complementary strengths of each of the companies and the experience of Jarden integrating acquired companies;

•

K2’s presence in outdoor products and the opportunity to build a platform for Jarden’s Outdoor Solutions business segment with K2’s strong portfolio of niche brands, complementing Jarden’s Coleman®, Campingaz® and Pure Fishing brands;

•	K2’s strong market positions in global niche consumer products;

•

the opportunity for Jarden to leverage K2’s well developed in-house licensing program, which Jarden believes will, when coupled with Jarden’s portfolio of premier, branded consumer products, lead to a focused licensing strategy that is expected to result in additional revenue sources for Jarden;

•	the potential opportunities for:

•	cross-selling from leveraging Jarden’s global sales force and relationships;

•	cost reduction through integration savings and rationalization of operations;

•	international growth;

•	expanded distribution channels for Jarden’s products; and

•	the benefit to Jarden’s customers, including Jarden’s ability to provide a broader product offering.

For a complete summary of the anticipated benefits of the merger to Jarden, please see the section entitled “The Merger—Consideration of the Merger by Jarden—Jarden’s Reasons for the Merger” beginning on page 52 of this proxy statement/prospectus. These anticipated benefits depend on numerous factors, including the ability to obtain the necessary approvals for the merger and other uncertainties described under the section entitled “Risk Factors” beginning on page 19 of this proxy statement/prospectus.

Recommendation of the K2 Board of Directors (see page 48)

After careful consideration, the K2 board of directors unanimously determined that the merger is advisable and in the best interests of K2 and its stockholders and unanimously approved the merger agreement and the merger. The K2 board of directors unanimously recommends that K2 stockholders vote “FOR” the proposal to adopt the merger agreement and to approve the merger.

Opinion of K2’s Financial Advisor Regarding the Merger (see page 53)

On April 24, 2007, Blackstone Advisory Services L.P. rendered its oral opinion, subsequently confirmed by delivery of its written opinion dated April 24, 2007, that, as of April 24, 2007, and subject to the considerations set forth in its written opinion, the merger consideration to be received by the holders of K2 common stock pursuant to the merger agreement, assuming this amount to be $15.50 per share, is fair from a financial point of view to such holders.

The full text of Blackstone Advisory Services L.P.’s opinion, which sets forth the qualifications, assumptions made, matters considered, limitations on the review undertaken in connection with the opinion and circumstances where the opinion should not be relied upon, is attached to this proxy statement/prospectus as Annex C and is incorporated herein by reference. Blackstone Advisory Services L.P. provided its opinion for the information and assistance of K2’s board of directors in connection with its consideration of the transaction contemplated by the merger agreement, and such opinion is not a recommendation as to how any holder of K2 common stock should vote or act on any matter with respect to such transaction.

Interests of K2 Directors and Officers in the Merger (see page 63)

When K2 stockholders consider the recommendation of the K2 board of directors that K2 stockholders vote in favor of the proposal to adopt the merger agreement and to approve the merger, they should be aware that certain officers of K2 and members of K2’s board of directors have interests in the merger that may be different from, or in addition to, the interests of K2 stockholders generally. These interests include, among others, the right to receive change of control, severance and/or retention payments; the acceleration of vesting and removal of restrictions with respect to stock options and other stock awards; and the continuation of rights to indemnification and liability insurance. Mr. Richard J. Heckmann will also be elected or appointed as a director of Jarden at the first meeting of Jarden’s board of directors following the effectiveness of the merger. K2’s board of directors was aware of and considered these potentially conflicting interests when it approved the merger agreement and the merger.

Treatment of K2 Stock Options and Other Equity Awards (see page 75)

If the merger is approved by K2 stockholders, immediately prior to the effective time of the merger, all options to purchase K2 common stock granted pursuant to K2’s long term incentive plans and other benefit plans will become fully vested and exercisable. At the effective time of the merger, each stock option that is in-the-money as measured against the per share merger consideration, will be automatically converted into the right to receive the merger consideration payable in respect of the number of shares of K2 common stock underlying such stock option, less the exercise price of such stock option, and each out-of-the-money stock option not exercised prior to the effective time of the merger will be cancelled. All holders of out-of-the-money stock options will have a reasonable period of time to exercise such stock options prior to their cancellation immediately prior to the effective time of the merger.

If the merger is approved, immediately prior to the effective time of the merger, all restricted shares of K2 common stock granted under K2’s long term incentive plans and other benefit plans and all other shares of K2 common stock and restricted stock units subject to vesting or future issuance under K2’s long term incentive plans and other benefit plans that are outstanding immediately prior to the effective time of the merger will become fully vested and will be treated in the same manner as other shares of K2 common stock.

Treatment of Debentures (see page 76)

Each convertible debenture of K2 outstanding that is converted to K2 common stock prior to the effective time of the merger shall entitle the holder to receive cash and Jarden common stock in the merger like all other K2 stockholders. As of March 31, 2007, K2 had $75 million aggregate principal amount of its 5.00% convertible debentures due June 15, 2010 outstanding. Such convertible debentures are convertible into 5,706,458 shares of K2 common stock, assuming a conversion price of $13.143 per share. The convertible debentures are redeemable by K2 in whole or in part at K2’s option at a redemption price of 101.429% from June 15, 2008 through June 14, 2009, and at a redemption price of 100.714% from June 15, 2009 through June 14, 2010.

If prior to the effective time of the merger any debenture holders do not convert their debentures into K2 common stock, such debentures shall remain outstanding, under the same terms and conditions, except that each convertible debenture of K2 outstanding immediately prior to the effective time of the merger will cease to be convertible into K2 common stock, and upon consummation of the merger, will become the right to acquire and receive, upon conversion thereof, cash and Jarden common stock that the holder of such convertible debenture would have received in the merger if such holder had converted the holder’s debenture into K2 common stock immediately prior to the merger.

Jarden and K2 do not expect the convertible debentures to be converted into K2 common stock prior to the effective time of the merger.

Management and Boards of Directors After the Merger (see page 77)

The officers and directors of Jarden immediately prior to the merger will remain as officers and directors of Jarden after the merger. If the merger is completed, the directors of K2 will be replaced with the directors of K2 Merger Sub and the officers of K2, other than those officers whom Jarden determines will not remain as officers, will be the officers of the surviving corporation following the merger.

Conditions to Complete the Merger (see page 86)

Several conditions must be satisfied or waived before the merger is completed, including, among others, those summarized below:

•	adoption of the merger agreement and approval of the merger by the affirmative vote of the holders of 66 2/3% of the shares of K2 common stock issued and outstanding on the record date;

•	absence of any law, regulation or order prohibiting the merger;

•	receipt of United States and material foreign antitrust or merger approvals;

•	material accuracy, as of the closing of the merger, of each party’s representations and warranties in the merger agreement;

•	material compliance by each party with its covenants in the merger agreement; and

•	neither party having suffered any change that would reasonably be expected to have a material adverse effect on that party.

Prohibition From Soliciting Other Offers (see page 81)

The merger agreement contains detailed provisions that prohibit K2 and its subsidiaries, and their respective representatives, from taking any action to solicit or engage in discussions or participate in negotiations with any person or group with respect to a “takeover proposal,” as defined in the merger agreement, including an acquisition involving all or a significant part of the capital stock or assets of K2 or any material subsidiary of K2, except as expressly permitted by the merger agreement. The merger agreement does not, however, prohibit K2 or its board of directors from considering an unsolicited bona fide written acquisition proposal from a third party if specified conditions are met.

Termination of the Merger Agreement Under Specified Circumstances (see page 87)

Under certain circumstances specified in the merger agreement, either Jarden or K2 may terminate the merger agreement. These circumstances generally include, among others, if:

•

the merger is not completed by September 30, 2007 (provided that neither party may terminate if such party’s failure to fulfill any obligation under the merger agreement was the principal cause of, or resulted in, the failure of the merger to be consummated on or prior to September 30, 2007);

•

K2 stockholders holding 66 2/3% of the shares of K2 common stock issued and outstanding on the record date do not adopt the merger agreement and approve the merger at the K2 special meeting (including any adjournment or postponement thereof); or

•

any law, statute, ordinance, rule, regulation or code promulgated or applied by any governmental entity prohibits the consummation of the merger or if any order, judgment, injunction or award by any governmental agency restrains, enjoins or prohibits the consummation of the merger and such order, judgment, injunction or award has become final and nonappealable.

Jarden may terminate the merger agreement if:

•	K2 materially breaches certain obligations, including with respect to its non-solicitation covenant, under the merger agreement;

•	K2 enters into any contract with respect to, or otherwise consummates, any takeover proposal other than the merger;

•	K2’s board of directors withdraws, modifies or amends its recommendation to K2 stockholders to adopt the merger agreement and to approve the merger in any manner adverse to Jarden or K2 Merger Sub;

•	K2’s board of directors approves, endorses or recommends any takeover proposal other than the merger;

•

K2 or K2’s board of directors takes any action that causes K2’s rights agreement or Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”) to not apply to any takeover proposal other than the merger;

•

K2 or K2’s board of directors resolves or announces its intention to take any of the actions or to do any of the things described in the immediately preceding clauses, in any case whether or not permitted by merger agreement; or

•	K2 materially breaches any of its representations, warranties, covenants or agreements contained in the merger agreement and fails to cure any such breach within the requisite time period.

K2 may terminate the merger agreement if:

•	Jarden materially breaches any of its representations, warranties, covenants or agreements contained in the merger agreement and fails to cure any such breach within the requisite time period; or

•

subject to certain conditions, prior to the requisite K2 stockholder vote being obtained, K2 approves or enters into an agreement with respect to an unsolicited takeover proposal that K2’s board of directors determines to be a “superior proposal,” as defined in the merger agreement.

Termination Fee Required Under Specified Circumstances (see page 89)

If the merger agreement is terminated, in certain circumstances, K2 may be required to pay a termination fee to Jarden of $27,500,000, plus up to $1,000,000 of Jarden’s expenses, including reasonable legal fees, associated with the proposed merger.

Material United States Federal Income Tax Consequences (see page 69)

Jarden and K2 expect that the merger will be a fully taxable transaction for U.S. federal income tax purposes to K2 stockholders. Accordingly, each K2 stockholder will generally recognize gain or loss as a result of the merger equal to the difference between (a) the sum of the amount of cash and the fair market value of Jarden common stock received in the merger and (b) the stockholder’s adjusted tax basis in the K2 common stock surrendered in the merger. Generally, if a stockholder has held the shares of K2 common stock for more than one year, any gain will be characterized as long-term capital gain. The deductibility of capital losses is subject to limitations.

Accounting Treatment of the Merger (see page 69)

In accordance with United States generally accepted accounting principles, Jarden will account for the merger under the purchase method of accounting for business combinations.

The Merger is Subject to Antitrust Laws (see page 72)

Jarden and K2 are required to make filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with the Antitrust Division of the United States Department of Justice and the United States Federal Trade Commission. Jarden and K2 each filed the required notification and report forms and requested early termination of the required waiting period. The merger cannot be completed until the applicable waiting period has expired or terminated. Reviewing agencies or governments, states or private persons may challenge the merger under antitrust or similar laws at any time before or after its completion.

Jarden and K2 conduct operations in a number of jurisdictions where other antitrust or regulatory filings or approvals may be required in connection with the completion of the merger. Jarden and K2 have submitted merger notification filings to foreign regulatory authorities in Germany and Norway, which are the only two known foreign regulatory approvals necessary in connection with the transaction. Clearance has been received from both the German and Norwegian regulatory authorities.

Jarden and K2 are working to obtain the required regulatory approvals and consents. Jarden and K2 cannot give any assurance as to when or whether any of these approvals and consents will be obtained or the terms and conditions that may be imposed.

Jarden and K2 are not required to close the merger unless the regulatory conditions to completion of the merger are satisfied.

Listing of Shares of Jarden Common Stock Issued to K2 Stockholders on the New York Stock Exchange (see page 73)

If the merger is completed, K2 stockholders will be able to trade the shares of Jarden common stock they receive in the merger on the NYSE, subject to restrictions on affiliates described in the section entitled “The Merger—Resale of Jarden Common Stock by Affiliates of K2” beginning on page 73 of this proxy statement/prospectus. If the merger is completed, K2 common stock will no longer be quoted on the NYSE or any other market or exchange.

Dissenters’ Appraisal Rights (see page 70)

Under Delaware law, K2 stockholders of record who do not vote in favor of the merger and who properly deliver a written demand for appraisal to K2 will be entitled to exercise appraisal rights in connection with the merger and obtain payment in cash for the judicially-determined fair value of their shares of K2 common stock if the merger is completed. The relevant provisions of the DGCL are included as Annex D to this proxy statement/prospectus.

Historical Market Prices and Dividends

Jarden common stock is listed on the NYSE under the symbol “JAH” and K2 common stock is listed on the NYSE under the symbol “KTO.” The table below shows the intraday high and low sales prices of Jarden common stock and K2 common stock for each quarter in the last two fiscal years and for 2007 to date.

The Market Price Range by Quarter

	Jarden Common Stock		K2 Common Stock
	High	Low	High	Low
2007
Third Quarter (through July 10, 2007)	$44.20	$42.46	$15.39	$15.19
Second Quarter	45.09	37.77	15.47	12.10
First Quarter	39.04	33.84	13.25	11.00
2006
Fourth Quarter	39.27	32.21	14.33	11.73
Third Quarter	34.94	28.01	11.90	10.11
Second Quarter	36.25	27.58	13.12	10.60
First Quarter	33.50	23.68	12.66	9.90
2005
Fourth Quarter	42.25	29.73	11.50	8.81
Third Quarter	41.78	35.30	13.64	11.17
Second Quarter	37.57	28.43	13.90	11.34
First Quarter	32.37	28.24	15.88	12.73

Dividend Information

Jarden has never declared or paid cash dividends on its common stock and does not intend to pay any cash dividends on its common stock in the foreseeable future. Furthermore, Jarden’s senior credit facility and the indenture governing Jarden’s senior subordinated notes contain restrictions that limit its ability to pay dividends.

K2 has not paid cash dividends since May 1999 nor does K2 anticipate paying any cash dividends in the foreseeable future. Furthermore, K2’s senior credit facility and the indenture governing K2’s senior subordinated notes contain restrictions that limit its ability to pay dividends.

Comparative Market Price Data

The following table sets forth the last reported sale price of a share of Jarden common stock and a share of K2 common stock, as reported on NYSE on April 24, 2007, the last full trading day prior to the public announcement of the proposed merger, and on July 10, 2007, the last day for which that information could be calculated prior to the date of this proxy statement/prospectus, and the implied value per share of K2 common stock based on those Jarden closing share prices assuming an exchange ratio of 0.1086 and 0.1086, which would have been the exchange ratios if the merger had been completed on April 24, 2007 and July 10, 2007, respectively.

	Jarden Common Stock	K2 Common Stock	Implied Value Per Share of K2 Common Stock
April 24, 2007	$43.10	$12.58	$15.53
July 10, 2007	$42.56	$15.19	$15.47

The above table shows only historical comparisons. The comparisons may not provide meaningful information to K2 stockholders in determining whether to adopt the merger agreement and to approve the merger. K2 stockholders are urged to obtain current market quotations for K2 common stock and Jarden common stock and to review carefully the other information contained in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus in considering whether to adopt the merger agreement and to approve the merger. See the section entitled “Where You Can Find More Information” beginning on page 109 of this proxy statement/prospectus.

Comparative Per Share Data (Unaudited)

The following table shows information about income per share, dividends per share and book value per share, which is referred to as “pro forma” information.

Jarden anticipates that the combined company will derive financial benefits from the merger that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect these benefits and, accordingly, does not attempt to predict or suggest future results. The pro forma information also does not necessarily reflect what the historical results of the combined company would have been had the companies been combined during those periods. The pro forma information represents preliminary allocations of the excess purchase price based on Jarden and K2 managements’ estimates of the fair value of the assets to be acquired and liabilities to be assumed, which considers preliminary work performed by independent valuation specialists.

The information in the following table is based on, and should be read together with, the historical financial information that is presented in this document and in Jarden’s and K2’s prior filings with the SEC and with the condensed combined pro forma financial statements presented elsewhere in this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 109 of this proxy statement/prospectus.

	Jarden Historical	K2 Historical	Unaudited Pro Forma Combined	Per Share K2 Equivalent (1)
As of and for the Three Months Ended March 31, 2007:
PER COMMON SHARE DATA:
Income from Continuing Operations
Basic	$0.02	$0.10	$0.01	$0.00
Diluted	0.02	0.09	0.01	0.00
Cash Dividends Declared	—	—	—	—
Book Value (2)	18.34	11.03	20.19	7.32
As of and for the Year Ended December 31, 2006:
PER COMMON SHARE DATA:
Income from Continuing Operations
Basic	$1.62	$0.80	$1.71	$0.62
Diluted	1.59	0.74	1.68	0.61
Cash Dividends Declared	—	—	—	—
Book Value	18.28	10.92	N/A	N/A

(1)	The per share K2 equivalent was calculated by multiplying the unaudited pro forma combined per share data by 0.3626 so that the pro forma combined amounts are equated to the respective values for one share of K2 common stock.

(2)	The unaudited pro forma combined book value per share was calculated by dividing the unaudited pro forma combined shareholders’ equity at March 31, 2007 by the total number of shares of Jarden common stock outstanding at March 31, 2007 and the additional shares of Jarden common stock that would have been issued to K2 stockholders had the merger closed on April 25, 2007.

Selected Historical Consolidated

Financial Data of Jarden

The following tables set forth Jarden’s summary consolidated financial data as of and for the years ended December 31, 2006, 2005, 2004, 2003 and 2002, and the three (3) months ended March 31, 2007 and 2006. The summary consolidated financial data set forth below has been derived from Jarden’s audited consolidated financial statements and related notes thereto where applicable for the respective fiscal years. The summary consolidated financial data as of and for the three (3) months ended March 31, 2007 and 2006, were derived from Jarden’s unaudited condensed consolidated financial statements and related notes thereto. The summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as Jarden’s consolidated financial statements and notes thereto in Jarden’s Annual Report on Form 10-K for the year ended December 31, 2006 and Jarden’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, which are incorporated by reference herein. See “Where You Can Find More Information” and “Incorporation of Certain Documents By Reference.” Jarden’s results of operations for these periods include the items referred to in footnotes (a), (c) and (d) below. These historical results are not necessarily indicative of the results to be expected in the future. Certain reclassifications have been made in Jarden’s financial statements contained for prior years to conform to the current year presentation. These reclassifications have no impact on previously reported net income.

	For the Three Months Ended March 31,		For the Years Ended December 31,
	2007 (a)(h)	2006 (a)(h)	2006 (b)(h)	2005 (c)(d)(h)	2004 (d)(e)	2003 (d)(f)	2002 (d)(g)
Statements of Income Data (in millions, except per share data):
Net sales	$820.9	$791.7	$3,846.3	$3,189.1	$838.6	$587.7	$367.1
Operating earnings	41.0	34.5	300.6	186.0	96.0	71.5	65.1
Interest expense, net	25.0	25.6	112.6	84.2	27.6	19.2	12.6
Loss on early extinguishment of debt	14.8	—	—	6.1	—	—	—
Income tax (benefit) provision	(0.2)	3.2	82.0	35.0	26.0	20.5	16.2
Net income	1.4	5.7	106.0	60.7	42.4	31.8	36.3
Paid in-kind dividends on Series B & C preferred stock	—	—	—	(9.7)	—	—	—
Charge from beneficial conversion of Series B & C preferred stock	—	—	—	(38.9)	—	—	—

Income available to common stockholders	$1.4	$5.7	$106.0	$12.1	$42.4	$31.8	$36.3

Basic earnings per share	$0.02	$0.09	$1.62	$0.23	$1.03	$0.93	$1.16
Diluted earnings per share	$0.02	$0.09	$1.59	$0.22	$0.99	$0.90	$1.12

	For the Three Months Ended March 31,		As of and for the Years Ended December 31,
	2007 (a)(h)	2006 (a)(h)	2006 (b)(h)	2005 (c)(d)(h)	2004 (d)(e)	2003 (d)(f)	2002 (d)(g)
Other Financial Data (in millions):
Cash flows from operations (i)	$(55.5)	$(71.0)	$236.0	$240.9	$70.2	$73.8	$70.0
Depreciation and amortization	18.2	15.8	66.4	57.6	19.2	15.0	10.0
Capital expenditures	15.0	12.1	68.8	58.5	10.8	12.8	9.3
Balance Sheet Data (in millions):
Cash and cash equivalents	$391.5	$82.7	$202.6	$237.1	$20.7	$125.4	$56.8
Working capital (j)	1,093.5	714.5	839.6	749.9	181.4	242.0	101.6
Total assets	4,067.0	3,458.0	3,882.6	3,524.6	1,042.4	759.7	366.8
Total debt	1,746.3	1,513.9	1,441.0	1,541.4	487.4	387.4	216.9
Total stockholders’ equity	1,268.5	980.1	1,257.4	1,003.8	334.0	249.9	76.8

(a)	For the three months ended March 31, 2007 and 2006, Jarden’s operating earnings of $41.0 million and $34.5 million were reduced by $6.8 million and $5.4 million, respectively, of stock-based compensation costs related to stock options and restricted shares of Jarden’s common stock; and $9.1 million and $9.4 million, respectively, of reorganization and acquisition-related integration costs.

(b)	For 2006, Jarden’s operating earnings of $300.6 million were reduced by the following amounts: purchase accounting adjustments of $10.4 million for the elimination of manufacturer’s profit in inventory, $23.0 million of stock-based compensation costs related to stock options and restricted shares of Jarden’s common stock, and $36.8 million of reorganization and acquisition-related integration costs (see item (h) below).

(c)	For 2005, Jarden’s operating earnings of $186 million were reduced by the following amounts: purchase accounting adjustments of $22.4 million for the elimination of manufacturer’s profit in inventory, $2.5 million of write offs of inventory related to reorganization and acquisition-related integration initiatives, $62.4 million of stock-based compensation costs related to stock options and restricted shares of Jarden common stock granted to employees and the early adoption of Statement of Financial Accounting Standards No. 123 (revised 2004) “Share Based Payment,” and $29.1 million of reorganization and acquisition-related integration costs (see item (h) below).

(d)	The results of American Household, Inc. are included from January 24, 2005; The Holmes Group, Inc. from July 18, 2005; The United States Playing Card Company from June 28, 2004; Lehigh Consumer Products Corporation from September 2, 2003; Diamond Brands, Inc. from February 1, 2003; and Tilia International, Inc. from April 1, 2002; which were the respective dates of acquisition.

(e)	2004 includes stock-based compensation costs of $32.2 million related to restricted shares. As a result, Jarden’s operating earnings of $96 million was reduced by such amount.

(f)	2003 includes stock-based compensation costs of $21.8 million related to restricted shares of Jarden’s common stock granted to employees.

(g)	2002 includes a net release of a $4.4 million tax valuation allowance. As a result, Jarden’s net income of $36.3 million included the benefit of this release.

(h)	Reorganization and acquisition-related integration costs were comprised primarily of costs to evaluate strategic options, discharge of deferred compensation obligations, separation costs for former officers, corporate restructuring costs, costs to exit facilities and leases, reduction of long-term performance based compensation, litigation charges and items related to Jarden’s divested thermoforming operations.

(i)	For the year ended December 31, 2002, cash flows from operations included $38.6 million of income tax refunds resulting primarily from the 2001 loss on divestiture of assets.

(j)	Working capital is defined as current assets (including cash and cash equivalents) less current liabilities.

Selected Historical Consolidated

Financial Data of K2

The selected consolidated financial data presented below has been derived from K2’s historical audited consolidated financial statements as of and for the years ended December 31, 2006, December 31, 2005, December 31, 2004, December 31, 2003 and December 31, 2002. The selected consolidated financial data as of and for each of the three (3) months ended March 31, 2007 and March 31, 2006 are derived from K2’s unaudited consolidated financial statements. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, which K2 considers necessary for a fair presentation of its financial position and the results of operations for these periods. Operating results for the three (3) months ended March 31, 2007 and the year ended December 31, 2006 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2007 or for any other future period.

	Three Months Ended March 31		Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(Thousands, except per share figures)
Statement of Operations Data:
Net sales	$372,725	$348,071	$1,394,656	$1,313,598	$1,200,727	$718,539	$582,159
Cost of products sold	249,115	235,516	901,326	861,955	800,678	498,620	411,620

Gross profit	123,610	112,555	493,330	451,643	400,049	219,919	170,539

Selling expenses	69,236	61,875	249,988	230,413	197,134	116,509	86,394
General and administrative expenses	40,472	38,073	157,918	147,076	121,895	71,358	56,862
Non-cash intangible impairment charges (a)	—	—	—	253,154	—	—	—

Operating income (loss)	13,902	12,607	85,424	(179,000)	81,020	32,052	27,283

Interest expense	7,169	7,833	29,347	30,352	21,449	9,950	8,966
Debt extinguishment costs (b)	—	—	1,231	—	—	6,745	—
Other income, net (c)	(687)	(752)	(3,767)	(2,840)	(246)	(2,218)	(253)

Income (loss) from operations before provision for income taxes	7,420	5,526	58,613	(206,512)	59,817	17,575	18,570
Provision for income taxes	2,653	1,884	20,925	5,049	20,876	6,151	6,500

Net income (loss)	$4,767	$3,642	$37,688	$(211,561)	$38,941	$11,424	$12,070

Basic earnings (loss) per share of Common Stock:	$0.10	$0.08	$0.80	$(4.57)	$0.97	$0.46	$0.67

Diluted earnings (loss) per share of Common Stock:	$0.09	$0.08	$0.74	$(4.57)	$0.86	$0.44	$0.67

Basic shares outstanding of Common Stock	49,387	46,719	47,341	46,272	40,285	24,958	17,941
Diluted shares outstanding of Common Stock (d)	50,653	47,397	55,477	46,272	49,345	28,750	17,994

Balance Sheet Data: (e)
Total current assets	$827,504	$716,354	$844,218	$778,216	$773,156	$525,532	$323,924
Total assets	1,253,147	1,124,382	1,235,454	1,190,576	1,456,365	871,871	438,410
Total current liabilities	286,688	274,724	283,125	308,788	349,175	254,761	115,302
Long-term obligations	380,049	344,233	372,488	379,720	349,347	133,261	73,007
Total debt	391,280	392,837	391,983	437,281	415,911	216,138	96,120
Shareholders’ equity	545,253	460,528	539,637	454,024	682,866	434,040	231,296

(a)	For 2005, K2 recorded a $253.2 million non-cash intangible impairment charge as a result of its annual impairment testing of goodwill and other indefinite-lived intangible assets.

(b)	For 2006, amount includes $0.5 million of a conversion premium and $0.7 million for the write-off of capitalized debt costs. For 2003, amount includes $4.7 million of a make-whole premium and $2.0 million for the write-off of capitalized debt costs.

(c)	For 2004 and 2003, other income includes a $0.2 million and $2.2 million gain related to the sale of the composite utility and decorative light pole product lines, respectively.

(d)	For 2006, 2004 and 2003, diluted shares of common stock outstanding include the dilutive impact of stock options and warrants and the assumed conversion of convertible debentures.

(e)	For 2004 and 2003, the increase in balance sheet data, including total current assets, total assets, total current liabilities, long-term obligations, total debt and shareholders’ equity each were primarily attributable to K2’s acquisition activities during 2004 and 2003.

RISK FACTORS

The merger involves a high degree of risk. K2 stockholders who vote in favor of the adoption of the merger agreement and approval of the merger will be choosing to invest in Jarden common stock. In addition to the other information contained in this proxy statement/prospectus, the annexes and exhibits hereto and the documents incorporated by reference herein, K2 stockholders should carefully consider the following risk factors in determining how to vote. If any of the following risks occur K2 stockholders may lose all or part of their investment.

Risk Factors Relating to Jarden and K2

Jarden’s and K2’s businesses are and will be subject to the risks described below relating to the merger. In addition, Jarden and K2 are, and will continue to be, subject to the risks described in Part I, Item 1A in each of Jarden’s Annual Report on Form 10-K for the year ended December 31, 2006, and K2’s Annual Report on Form 10-K for the year ended December 31, 2006, in each case as filed with the SEC and incorporated herein by reference. See the section entitled “Where You Can Find More Information” beginning on page 109 of this proxy statement/prospectus for the location of information incorporated herein by reference.

Risks Related to the Merger

The exchange ratio may not be finalized until after the K2 special meeting.

The exchange ratio depends on the Jarden Reference Price, which is defined in the merger agreement as the average closing price per share of Jarden common stock on the NYSE for the ten (10) consecutive trading days ending on and including the second trading day prior to the closing date of the merger. As a result, the K2 special meeting may be held before the exchange ratio is known. Therefore, at the time of the K2 special meeting, K2 stockholders may not know the precise value of the merger consideration they will receive. K2 stockholders are urged to obtain a current market quotation for Jarden common stock when deciding whether to vote to adopt the merger agreement and to approve the merger.

The price of Jarden common stock may fluctuate after the exchange ratio is finalized.

Any change in the price of Jarden common stock after the exchange ratio is finalized will affect the value of the merger consideration that K2 stockholders will receive upon completion of the merger. Changes in the price of Jarden common stock could result from a variety of factors, including general market and economic conditions, changes in Jarden’s business, operations and prospects, and regulatory considerations, all of which are independent of the merger.

Jarden expects to incur significant costs associated with the merger.

Jarden estimates that it will incur direct transaction costs of approximately $5.6 million associated with the merger, which will be included as part of the total purchase price for financial accounting purposes. In addition, K2 estimates that it will incur direct transaction costs of approximately $7.5 million, which will be recognized as expenses as incurred. Jarden and K2 believe the combined entity may incur charges to operations, which are not currently reasonably estimatable, in the quarter in which the merger is completed or the following quarters, to reflect costs associated with integrating the two companies. There can be no assurance that the combined company will not incur additional material charges in subsequent quarters to reflect additional costs associated with the merger and the integration of the two companies.

Jarden will have more indebtedness after the merger, which could adversely affect its cash flows and business.

In order to complete the merger, Jarden anticipates incurring new indebtedness. Proceeds from the indebtedness will be used to fund the cash portion of the merger consideration paid to K2 stockholders. In addition, Jarden will be assuming or repaying certain outstanding K2 debt. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 24 of this proxy statement/prospectus for certain assumptions in connection with the amount of debt to be incurred and assumed. The increased levels of debt could, among other things:

•	increase Jarden’s vulnerability to general adverse economic and industry conditions;

•

require Jarden to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness, thereby reducing the availability of Jarden’s cash flow to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes;

•	limit Jarden’s flexibility in planning for, or reacting to, changes in its business and the markets in which Jarden operates;

•	place Jarden at a competitive disadvantage compared to Jarden’s competitors that have less debt; and

•	limit, among other things, Jarden’s ability to borrow additional funds.

The stock prices and businesses of Jarden and K2 may be adversely affected if the merger is not completed.

Completion of the merger is subject to certain closing conditions, including, among others, obtaining requisite regulatory and stockholder approvals. Jarden and K2 may be unable to obtain such approvals on a timely basis or at all. If the merger is not completed, the prices of Jarden common stock and K2 common stock may decline to the extent that the current market prices of Jarden common stock and K2 common stock reflect a market assumption that the merger will be completed. In addition, there may be uncertainty surrounding the future direction of the product and service offerings and strategy of Jarden or K2 on a standalone basis. If the merger is not completed, Jarden would not derive the strategic benefits expected to result from the merger. Jarden and K2 also will be required to pay significant costs incurred in connection with the merger, as described herein, whether or not the merger is completed. Moreover, under specified circumstances described in the section entitled “The Merger Agreement—Termination Fees and Expenses” beginning on page 89 of this proxy statement/prospectus, K2 may be required to pay Jarden a termination fee of $27,500,000 plus up to $1,000,000 of Jarden’s expenses, including reasonable legal fees, in connection with the termination of the merger agreement.

Certain directors and executive officers of K2 have interests and arrangements that may affect their decision to support or approve the merger.

In considering the recommendation of the board of directors of K2 to adopt the merger agreement and to approve the merger, K2 stockholders should recognize that some of K2’s directors and executive officers have interests in the merger that differ from, or are in addition to, the interests of K2 stockholders generally.

These interests include: (i) continuing indemnification against liabilities and liability insurance coverage, (ii) acceleration of vesting and removal of restrictions with respect to all outstanding stock options and other stock awards and (iii) the receipt of change of control and/or severance payments pursuant to employment agreements with K2 and/or K2’s Severance Benefit Plan if their employment is terminated following the merger under certain circumstances as described in “The Merger—Interests of K2 Directors and Officers in the Merger” beginning on page 63 of this proxy statement/prospectus. In addition, Jarden intends to offer some of K2’s directors and executive officers retention benefits. Jarden has also agreed to cause Mr. Richard J. Heckmann to be elected or appointed as a director of Jarden at the next scheduled meeting of the board of directors of Jarden subsequent to the effective time of the merger. Also, it is contemplated that certain of K2’s directors and executive officers may provide consulting services to Jarden after the effective time of the merger. As of the record date, K2 directors and executive officers and their respective affiliates beneficially owned an aggregate of approximately 4.7% of the issued and outstanding shares of K2 common stock entitled to vote at the K2 special meeting.

The voting agreement requires K2 directors and certain K2 officers to vote in favor of the merger.

The directors and certain executive officers of K2, who in the aggregate beneficially owned approximately 4.7% of the issued and outstanding shares of K2 common stock as of April 24, 2007, the date of the merger agreement, have entered into a voting agreement with Jarden as further described in the section entitled “The Voting Agreement” beginning on page 91 of this proxy statement/prospectus, pursuant to which they have agreed, during the term of the voting agreement and subject to certain exceptions, to vote their shares of K2 common stock in favor of the merger and against any competing business combination transactions.

K2 may lose an opportunity to enter into a merger or business combination with another party on more favorable terms because of certain provisions in the merger agreement.

While the merger agreement is in effect, K2 is, with limited exceptions, prohibited from entering into or soliciting, initiating, encouraging or facilitating any inquiries or proposals that may lead to a proposal or offer for a merger with any person other than Jarden, as more fully described in the section entitled “The Merger Agreement—Prohibition From Soliciting Other Offers” beginning on page 81 of this proxy statement/prospectus. As a result of this prohibition, K2 may lose an opportunity to enter into a transaction with another potential partner.

Charges to earnings resulting from the application of the purchase method of accounting may adversely affect the market value of Jarden’s common stock following the merger.

In accordance with United States generally accepted accounting principles, the combined company will account for the merger using the purchase method of accounting, which will result in charges to earnings that could have a material adverse effect on the market value of Jarden common stock following the merger. Under the purchase method of accounting, the combined company will allocate the total estimated purchase price to K2’s net tangible assets and amortizable intangible assets based on their fair values as of the date of completion of the merger and record the excess of the purchase price over those fair values as goodwill. The combined company will incur amortization expense over the useful lives of amortizable intangible assets acquired in connection with the merger. In addition, to the extent the value of goodwill becomes impaired, the combined company may be required to incur material charges relating to the impairment of that asset. These amortization and potential impairment charges could have a material impact on the combined company’s results of operations.

K2 and K2’s directors (two of whom are executive officers of K2) are parties to a pending lawsuit seeking injunctive relief in connection with the merger.

On April 27, 2007, Steamfitters Local 449 Pension & Retirement Security Funds commenced a purported shareholder class action lawsuit in the Superior Court of the State of California, County of San Diego against K2 and K2’s board of directors (two of whom are executive officers of K2) alleging that the defendants violated their fiduciary duties and seeking injunctive relief in connection with the proposed merger and/or rescission of, to the extent already implemented, the merger. The lawsuit is in preliminary stages and it is impossible to predict the outcome or the length of time that will be required to resolve the lawsuit. Defending this claim may require significant attention and resources of Jarden and K2 management and, regardless of the outcome, may result in significant legal expenses. Furthermore, one of the conditions to the closing of the merger is that there is no injunction issued by any court preventing the consummation of the merger. No assurances can be given that the lawsuit will not result in the issuance of an injunction. A preliminary injunction could delay or jeopardize the completion of the merger and an adverse judgment granting injunctive relief could permanently enjoin the completion of the merger.

Risks Related to the Combined Company

The combined company may not realize benefits of the merger because of integration and other challenges.

The failure of the combined company to meet the challenges involved in successfully integrating the operations of K2 with those of Jarden or otherwise to realize any of the anticipated benefits of the merger could seriously harm the results of operations of the combined company. The anticipated benefits and synergies are based on projections and assumptions, not actual experience, and assume a successful integration. Realization of the benefits of the merger will depend in part on the integration of technology, operations and personnel. The integration of the companies is a complex, time-consuming and expensive process that could significantly disrupt the businesses of Jarden and K2, even with proper planning and implementation. The challenges involved in this integration include the following:

•	combining product and service offerings;

•	coordinating research and development activities to enhance the introduction of new products and services;

•	preserving important customer relationships of both Jarden and K2 and resolving potential conflicts that may arise;

•	minimizing the diversion of management’s attention from ongoing business concerns;

•	addressing differences in the business cultures of Jarden and K2, maintaining employee morale and retaining key employees;

•	coordinating and combining operations, relationships and facilities, which may be subject to additional constraints imposed by geographic distance, local laws and regulations;

•	integrating the companies’ internal control over financial reporting and disclosure controls and procedures; and

•	managing a complex integration process shortly after the completion of other independent acquisitions or dispositions by each of Jarden and K2.

The combined company may not successfully integrate the operations of Jarden and K2 in a timely manner, or at all, and the combined company may not realize the anticipated benefits or synergies of the merger to the extent, or in the timeframe, anticipated. In addition to the integration risks discussed above, the combined company’s ability to realize these benefits and synergies could be adversely impacted by practical or legal constraints on its ability to combine operations.

In order to be successful, the combined company must retain and motivate key employees, which may be more difficult in light of the uncertainty regarding the merger, and failure to do so could adversely affect the business of the combined company.

Employee retention may be a challenging issue in connection with the merger. In order to be successful, the combined company must retain and motivate executive officers and other key employees, including those in managerial and technical positions. Employees of Jarden or K2 may experience uncertainty about their future role with the combined company until or after strategies with regard to the combined company are announced or executed. Experienced management and technical personnel in the companies’ respective industries are in high demand and competition for their talents is intense. These circumstances may adversely affect the combined company’s ability to attract and retain key management and technical personnel. The combined company also must continue to motivate employees and keep them focused on the strategies and goals of the combined company, which may be difficult due to the potential distractions of the merger.

The market price of the shares of Jarden common stock may be affected by factors different from those affecting the shares of K2 common stock.

Upon completion of the merger, holders of K2 common stock will become holders of Jarden common stock. An investment in Jarden common stock has different risks than an investment in K2 common stock. Former holders of K2 common stock will be subject to additional risks upon exchange of their shares of K2 common stock for Jarden common stock in the merger. For a discussion of the businesses of Jarden and K2, see the sections entitled “Information about Jarden” beginning on page 93 of this proxy statement/prospectus and “Information about K2” beginning on page 95 of this proxy statement/prospectus, as well as the documents incorporated by reference into this proxy statement/prospectus and referred to in the section entitled “Where You Can Find More Information” beginning on page 109 of this proxy statement/prospectus.

If Jarden does not successfully integrate K2 or if the merger’s benefits do not meet the expectations of financial or industry analysts, the market price for Jarden’s common stock may decline.

The market price of Jarden common stock may decline as a result of the merger if:

•	the integration of Jarden and K2 is unsuccessful;

•	Jarden does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts; or

•	the effect of the merger on Jarden’s financial results is not consistent with the expectations of financial or industry analysts.

The shares of Jarden common stock to be received by K2 stockholders as a result of the merger will have different rights from the shares of K2 common stock.

Upon completion of the merger, K2 stockholders will become Jarden stockholders and their rights as stockholders will be governed by the restated certificate of incorporation, as amended, and bylaws of Jarden. Certain of the rights associated with K2 common stock are different from the rights associated with Jarden common stock. See the section entitled “Comparison of the Rights of K2 Stockholders and Jarden Stockholders” beginning on page 98 of this proxy statement/prospectus for a discussion of the different rights associated with Jarden common stock.

UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information for the periods indicated gives effect to Jarden’s acquisition of K2.

The unaudited pro forma condensed combined balance sheet as of March 31, 2007 and the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2007 and the year ended December 31, 2006 are based on the historical financial statements of Jarden and K2, using the purchase method of accounting and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial statements. Prior to 2007, K2 maintained its books using a 52/53 week year ending on the last Sunday of December. For purposes of the consolidated financial statements, the year end is stated as of December 31. Fiscal year 2006 includes 53 weeks.

The pro forma information is preliminary, is being furnished solely for informational purposes and is not necessarily indicative of the combined financial position or results of operations that might have been achieved for the periods or dates indicated, nor is it necessarily indicative of the future results of the combined company. The pro forma information is based on preliminary estimates and assumptions set forth in the notes to such information. It does not reflect cost savings expected to be realized from the elimination of certain expenses and from synergies expected to be created or the costs to achieve such cost savings or synergies. No assurance can be given that cost savings or synergies will be realized. Income taxes do not reflect the amounts that would have resulted had Jarden and K2 filed consolidated income tax returns during the periods presented.

Pro forma adjustments are necessary to reflect the estimated purchase price including the new debt and equity structure and to adjust K2’s net tangible and intangible assets and liabilities to preliminary estimated fair values. Pro forma adjustments are also necessary to reflect the amortization expense related to amortizable intangible assets, changes in depreciation and amortization expense resulting from fair value adjustments to net tangible assets, interest expense and the income tax effects related to the pro forma adjustments.

The pro forma adjustments and allocation of purchase price are preliminary and are based on Jarden and K2 managements’ estimates of the fair value of the assets to be acquired and liabilities to be assumed. The preliminary work performed by independent valuation specialists has been considered in Jarden and K2 managements’ estimates of the fair values reflected in the unaudited pro forma condensed combined financial statements.

The final purchase price allocation will be completed after asset and liability valuations are finalized. A final determination of these fair values, which cannot be made prior to the completion of the transaction, will include Jarden and K2 managements’ consideration of a final valuation prepared by the independent valuation specialists. This final valuation will be based on the actual net tangible and intangible assets of K2 that exist as of the effective date of the transaction. Any final adjustments may change the allocation of purchase price, which could affect the fair value assigned to the assets and liabilities and could result in a change to the unaudited pro forma condensed combined financial statements presented herein. Amounts preliminarily allocated to and the estimated useful lives of intangible assets with indefinite and definite lives may change significantly, which could result in a material increase or decrease in amortization of definite lived intangible assets. Estimates related to the determination of the lives of the assets acquired may also change, which could result in a material increase or decrease in depreciation or amortization expense.

The unaudited pro forma condensed combined balance sheet is presented as if the transaction had been completed on March 31, 2007 and combines the historical unaudited balance sheet of Jarden at March 31, 2007 and the historical unaudited balance sheet of K2 at March 31, 2007.

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2006 and for the three months ended March 31, 2007 are presented as if the transaction had been completed on January 1, 2006. The unaudited pro forma condensed combined statement of operations for the year ended

December 31, 2006 combines the historical results of Jarden and K2 for the year ended December 31, 2006. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2007 combines the historical results of Jarden and K2 for the three months ended March 31, 2007.

The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial statements and accompanying notes contained in Jarden’s Annual Report on Form 10-K for the year ended December 31, 2006 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, as well as K2’s Annual Report on Form 10-K for the year ended December 31, 2006 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, each of which is incorporated by reference herein.

The unaudited pro forma condensed combined financial statements are not intended to represent or be indicative of the consolidated financial condition or results of operations of the combined company that would have been reported had the transaction been completed as of the dates presented and should not be considered as representative of the future consolidated financial condition or results of operations of the combined company.

Upon completion of the transaction or in subsequent periods, Jarden expects to incur costs for exiting certain redundant activities. Exit costs related to K2 operations will be recorded as an additional cost of the acquisition to the extent such costs qualify in accordance with EITF 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination.” Costs related to Jarden severance and facility charges will be recorded in future combined statements of operations. Some of these costs, primarily severance and lease termination costs, will result in future cash payments, the timing of which may exceed one year from the effective date of the transaction. No adjustment has been made to the pro forma information presented herein to reflect these potential actions, as the costs are not currently determinable. Jarden expects to expend a substantial amount of effort evaluating facilities, finalizing valuations of tangible and intangible assets and determining appropriate employment levels. Although preliminary plans are currently being formulated, Jarden does not expect such estimates and plans to be finalized until sometime close to or subsequent to the effective date of the transaction. If and when the costs of such plans become estimable and meet the criteria of EITF 95-3, the preliminary amount and allocation of consideration will be adjusted to reflect the estimated costs of such actions.

Jarden is in the process of identifying pre-transaction contingencies, if any, where the related asset, liability or impairment is probable and the amount of the asset, liability or impairment can be reasonably estimated. Upon completion of the transaction and prior to the end of the purchase price allocation period, if information becomes available that would indicate it is probable that such events have occurred and the amounts can be reasonably estimated, such items will be included in the final purchase price allocation.

As part of the transaction, it is anticipated that Jarden will incur additional indebtedness and that a significant portion of K2’s debt will be refinanced. Although such refinancing and incurrence of debt is anticipated, there is no guarantee that K2’s historical debt or the future debt of the combined company can be obtained at interest rates acceptable to the combined company.

The income tax rate applied to the pro forma adjustments is 39.5%, the preliminary statutory rate, and all other tax amounts are stated at their historical amounts as the combined company’s overall effective tax rate has not yet been determined.

No material pro forma adjustments were required to conform K2’s accounting policies to Jarden’s accounting policies. Certain reclassifications have been made to conform the Jarden and K2 historical amounts to the pro forma presentation.

In April 2007, Jarden announced the acquisition of Pure Fishing, Inc. The consideration for the purchase included $300 million in cash, a $100 million five year note with a 2% coupon and a warrant exercisable into Jarden common stock with an initial strike price of $45.32. Pro forma disclosure of the impact of this acquisition has been excluded because it is not material to Jarden’s consolidated financial position and statements of operations.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

OF JARDEN AND K2

AS OF MARCH 31, 2007

(in millions)

	Jarden (a)	K2 (a)	Pro Forma Adjustments		Pro Forma
Assets:
Cash and cash equivalents	$391.5	$24.1	$(3.4	)(b)	$412.2
Accounts receivable, net	505.1	351.5	—		856.6
Inventories	722.0	405.0	76.9	(e)	1,203.9
Deferred income taxes	105.9	17.0	(18.0	)(f)	104.9
Prepaid expenses and other current assets	43.7	29.9	—		73.6

Total current assets	1,768.2	827.5	55.5		2,651.2

Property, plant and equipment, net	345.1	144.2	—		489.3
Goodwill	1,194.3	136.3	165.9	(c)	1,496.5
Intangibles, net	702.6	124.7	115.3	(g)	942.6
Other assets	56.8	20.4	1.9	(i)	79.1

Total assets	$4,067.0	$1,253.1	$338.6		$5,658.7

Liabilities:
Short-term debt and current portion of long-term debt	$54.8	$11.2	$(11.2	)(h)	$54.8
Accounts payable	288.1	109.6	—		397.7
Accrued salaries, wages and employee benefits	54.1	35.2	—		89.3
Income taxes payable and current deferred income taxes	16.5	21.1	—		37.6
Other current liabilities	261.2	109.6	(4.9	)(h)(i)	365.9

Total current liabilities	674.7	286.7	(16.1)		945.3

Long-term debt	1,691.5	380.0	621.2	(h)	2,692.7
Deferred income taxes	208.5	15.3	40.1	(f)	263.9
Other liabilities	223.8	25.9	—		249.7

Total liabilities	2,798.5	707.9	645.2		4,151.6

Stockholders’ equity:
Preferred stock	—	—	—		—
Common stock	0.7	50.2	(50.2	)(d)	0.7
Additional paid-in capital	1,006.0	532.2	(286.1	)(d)	1,252.1
Retained earnings (deficit)	262.1	(23.2)	15.7	(d)	254.6
Accumulated comprehensive income (loss)	28.0	(4.6)	4.6	(d)	28.0
Treasury stock	(28.3)	(9.4)	9.4	(d)	(28.3)

Total stockholders’ equity	1,268.5	545.2	(306.6)		1,507.1

Total liabilities and stockholders’ equity	$4,067.0	$1,253.1	$338.6		$5,658.7

See accompanying notes.

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet

(a) Certain reclassifications have been made to the historical presentation of Jarden and K2 financial information in order to conform to the pro forma condensed combined presentation.

(b) Represents estimated sources and uses of funds as follows (in millions):

Sources of funds:
New financing	$921.5

Total sources	$921.5

Uses of funds:
Purchase of K2—Cash paid of $10.85 for each share of K2 common stock	534.4
Purchase of K2 stock options—cash portion	14.2
Refinancing of existing K2 debt, including make-whole premium and accrued interest	336.2
Change of control and other contractual obligations	16.4
Estimated transaction fees and expenses related to equity (see note d)	7.5
Estimated debt issue costs—new financing	10.6
Estimated direct transaction fees and expenses	5.6

Total uses	$924.9

Net use of historical cash	$(3.4)

(c) Under the purchase method of accounting, the total estimated consideration as shown in the table below is allocated to K2’s tangible and intangible assets and liabilities based on their estimated fair values as of the effective date of the transaction. The preliminary estimated consideration is allocated as follows:

Calculation of consideration (in millions):
Purchase of K2—Exchange of each share of K2 common stock for 0.1086 of a share of Jarden common stock (1)	$231.6
Purchase of K2—Cash paid of $10.85 for each share of K2 common stock (2)	534.4
Purchase of K2 stock options (3)	20.3
Assumption of K2 warrants (4)	2.1
Debt make-whole payment (5)	15.0
Beneficial conversion component—K2 $75 million Convertible Notes (6)	6.3
Estimated direct transaction fees and expenses (7)	5.6
Change of control and other contractual obligations	16.4

Total consideration	$831.7

Preliminary Allocation of Consideration (in millions):
K2 book value of net assets (see note d)	$545.2
Initial purchase allocation adjustment	831.7
Adjustments to historical net book values:
Inventories (see note e)	76.9
Intangible assets (see note g)	115.3
Long-term debt (see note h)	(4.8)
Deferred debt issue costs (see note i)	(8.7)
Current deferred tax liability (see note f)	(18.0)
Non-current deferred tax liability (see note f)	(40.1)

Adjustment to goodwill	$165.9

(1)

Represents the value of the approximately 5.3 million shares of Jarden common stock to be issued to K2 stockholders at an assumed price of $42.72 per share, which was calculated using the average of the closing stock price of a share of Jarden common stock on the NYSE during the five-day trading period beginning two trading days before the date of the announcement of the transaction on April 25, 2007. This amount is a preliminary estimate, and the actual value of the shares of Jarden common stock received by K2 stockholders could materially differ as it will be based on the number shares of K2 common stock outstanding on the effective date which could be affected by stock option exercises, as well as the average closing price of a share of Jarden common stock for the 10 trading days ending on the second trading day prior to the effective date of the transaction.

(2)	Represents cash consideration of $10.85 per share of K2 common stock based on approximately 49.3 million shares of K2 common stock outstanding as of the date of announcement of the transaction on April 25, 2007. This amount is a preliminary estimate and the actual cash consideration paid could materially differ as it will be based on the number of shares of K2 common stock outstanding on the effective date of the transaction.

(3)	Represents estimated consideration paid to extinguish K2 stock options whose exercise price is less than the estimated per share consideration of $15.49. This estimated consideration is calculated as the estimated per share consideration of $15.49 less the weighted average exercise price of these K2 stock options multiplied by the total number of these stock options outstanding.

Components of the cash and stock consideration are allocated as follows (in millions):
Cash paid	$14.2
Issuance of Jarden common stock	6.1

Total	$20.3

The actual consideration paid could materially differ, as it will be based on the average closing price of a share of Jarden common stock for the 10 trading days ending on the second trading day prior to the effective date of the transaction, the number of K2 stock options outstanding and the weighted average exercise price of outstanding K2 stock options on the date that is two trading days prior to the effective date of the transaction.

(4)	Represents the estimated fair value of the K2 warrants (“warrants”) assumed by Jarden in connection with the transaction. Subsequent to the effective date of the transaction, upon exercise thereof, the warrants will entitle the holder to receive the merger consideration that would have been issuable with respect to the number of shares of K2 common stock underlying the warrants immediately prior to the effective date of the transaction. The estimated fair value is based upon the exercise price of the warrants, the estimated per share consideration of $15.49 and the number of shares issuable upon exercise of the warrants. The warrants have a remaining contractual term of approximately three years. The actual fair value upon assumption of the warrants could differ materially as the fair value will be based upon a number of factors on the effective date of the transaction, including the price per share of Jarden common stock.

(5)	Represents the estimated premium to be paid to retire K2’s $200 million aggregate principal amount of Senior Notes due 2014 bearing 7.375% interest.

(6)	Represents the estimated beneficial conversion component related to the fair value of the K2 $75 million Convertible Notes (see note d).

(7)	Represents estimated direct transaction costs incurred or to be incurred by Jarden, including financial advisory, legal, accounting and other costs.

(d) Represents adjustments to reflect the elimination of the historical equity of K2 totaling $545.2 million; the issuance of $246.1 million of new Jarden equity, including the fair value of the assumed warrants and beneficial conversion component of the K2 $75 million Convertible Notes; and approximately $7.5 million related to advisory fees to be paid by K2.

(e) Represents the estimated purchase accounting adjustment of $76.9 million to capitalize manufacturer’s profit in inventory. This amount was estimated as part of the initial assessment of the fair value of assets to be acquired and liabilities to be assumed. This adjustment is preliminary and is based on Jarden and K2 managements’ estimates.

(f) Reflects the estimated impact of the purchase accounting adjustments (see note c) on deferred tax assets and liabilities. These estimates are based on the statutory tax rate of 39.5%.

(g) The pro forma amount of $240.0 million for other intangibles represents an increase of $115.3 million as a result of increasing the historical book value to a preliminary estimate of fair value. Of this total, amortizable intangible assets consist of $25.0 million allocated to customer and distributor relationships to be amortized over 11.0 years; $15.0 million allocated to patents and technology to be amortized over 4.0 years; and $2.4 million allocated to brand names, trade names and trademarks to be amortized over 4.0 years. This adjustment is preliminary and is based on Jarden and K2 managements’ estimates and the preliminary work of independent valuation specialists. The actual adjustment may differ materially and will be based on final valuations.

Approximately $197.6 million has been preliminarily allocated to intangible assets with indefinite lives, consisting primarily of the various brand names, trade names and trademarks under which K2 does business. The assumption used in the preliminary valuation is that these intangibles will not be amortized and will have indefinite remaining useful lives based on many factors and considerations, including name awareness and the assumption of continued use of the K2 and related brands as part of the marketing strategy of the combined company. These assumptions and adjustments are preliminary and are based on Jarden and K2 managements’ estimates and the preliminary work of independent valuation specialists. The actual adjustment may differ materially and will be based on final valuations.

(h) Represents the adjustments necessary to record the new Jarden debt, refinance certain historical K2 debt and to adjust the K2 $75 million Convertible Notes to estimated fair value. The amount ultimately allocated to the fair value of the K2 $75 million Convertible Notes may differ materially from this preliminary valuation as the fair value will be based upon a number of factors, including the average price per share of Jarden common stock for the 10 trading days ending on the second trading day prior to the effective date of the transaction. The composition of the adjustment is as follows (in millions):

Issuance of new debt (1)	$921.5
Refinancing of existing K2 debt, including accrued interest (2)	(321.2)
Fair value of K2 $75 million Convertible Notes	4.8

$605.1

Balance sheet allocation:
Other current liabilities	$(4.9)
Short-term debt and current portion of long-term debt	(11.2)
Long-term debt	621.2

$605.1

(1) New Jarden debt is estimated to be comprised of approximately $250 million of fixed rate debt and approximately $672 million of floating rate debt. The estimated weighted average effective interest rate and weighted average remaining term are approximately 7% and 6 years, respectively.

(2) Refinanced K2 debt consists of the following:

Description	Maturity	Balance at 3/31/2007	Interest Rates
$200 million 7.375% Senior notes	7/1/2014	$200.0	7.375%
$270 million five-year revolving credit line	2/21/2011	91.0	LIBOR+1.375%
Foreign lending arrangements	—	25.3	Various
Accrued interest	—	4.9	—

Total		$321.2

(i) Other Assets—Adjustment reflects the net increase in deferred financing costs of $10.6 million related to the issuance of new debt offset by the elimination of K2’s historical debt issue costs of $8.7 million.

Other Current Liabilities—Adjustment reflects the payment of accrued interest related to the refinancing of existing K2 debt (see note h)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

OF JARDEN AND K2

YEAR ENDED DECEMBER 31, 2006

(in millions, except per share data)

	Jarden	K2 (a)	Pro Forma Adjustments		Pro Forma (b)
Net sales	$3,846.3	$1,394.6	$—		$5,240.9

Cost of sales	2,904.0	901.3	—		3,805.3
Selling, general and administrative expenses	604.9	407.9	0.7	(c)(d)	1,013.5
Reorganization and acquisition-related integration costs, net	36.8	—	—		36.8

Operating earnings	300.6	85.4	(0.7)		385.3
Interest expense, net	112.6	29.4	36.2	(e)	178.2
Loss on early extinguishment of debt	—	1.2	—		1.2
Other income	—	(3.8)	—		(3.8)

Income before taxes	188.0	58.6	(36.9)		209.7
Income tax provision (benefit)	82.0	20.9	(14.6	)(f)	88.3

Net income	$106.0	$37.7	$(22.3)		$121.4

Earnings per share:
Basic	$1.62			(g)	$1.71
Diluted	$1.59			(g)	$1.68
Weighted average shares outstanding:
Basic	65.4			(g)	70.8
Diluted	66.5			(g)	72.5

See accompanying notes.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

OF JARDEN AND K2

THREE MONTHS ENDED MARCH 31, 2007

(in millions, except per share data)

	Jarden	K2 (a)	Pro Forma Adjustments		Pro Forma (b)
Net sales	$820.9	$372.7	$—		$1,193.6
Cost of sales	619.6	249.1	—		868.7
Selling, general and administrative expenses	151.2	109.7	0.1	(c)(d)	261.0
Reorganization and acquisition-related integration costs, net	9.1	—	—		9.1

Operating earnings	41.0	13.9	(0.1)		54.8
Interest expense, net	25.0	7.2	9.2	(e)	41.4
Loss on early extinguishment of debt	14.8	—	—		14.8
Other income	—	(0.7)	—		(0.7)

Income before taxes	1.2	7.4	(9.3)		(0.7)
Income tax (benefit) provision	(0.2)	2.6	(3.7	)(f)	(1.3)

Net income	$1.4	$4.8	$(5.6)		$0.6

Earnings per share:
Basic	$0.02			(g)	$0.01
Diluted	$0.02			(g)	$0.01
Weighted average shares outstanding:
Basic	69.0			(g)	74.4
Diluted	70.3			(g)	75.7

See accompanying notes.

Notes to Unaudited Pro Forma Condensed Combined Statements of Operations

(a) Certain reclassifications have been made to the historical presentation of K2 financial information in order to conform to the pro forma condensed combined presentation.

(b) The pro forma statements of operations do not reflect the following: an estimated $76.9 million non-recurring charge to cost of sales that will be incurred as the capitalized manufacturer’s profit in inventory under purchase accounting is recorded as those inventories are sold following the close of the transaction; and a charge of approximately $7.5 million related to advisory fees estimated to be paid by K2. These charges are directly attributable to the transaction, are non-recurring in nature and are not expected to have a continuing impact on the results of operations of the combined company.

(c) Represents pro forma adjustments required to eliminate amortization of actuarial deferred gains and losses of the K2 pension benefit obligations of $0.7 million for the year ended December 31, 2006 and $0.1 million for the three months ended March 31, 2007.

(d) Represents a pro forma adjustment to reflect incremental amortization resulting from fair value adjustments to amortizable intangible assets. The amount of this adjustment and the assumptions regarding useful lives are preliminary and based on Jarden and K2 managements’ estimates and the preliminary work of independent valuation specialists as they relate to the underlying fair values and useful lives. The actual adjustment may differ materially and will be based on final valuations and final determination of useful lives.

	Fair Value	Useful Life	Pro Forma Annual Amortization	Three Months Ended March 31, 2007 K2 Amortization	Year Ended December 31, 2006 K2 Amortization
	(in millions)
Amortizable intangibles:
Customer and distributor relationships	$25.0	11.0	$2.3
Patents	15.0	4.0	3.7
Brand names, trade names and trademarks	2.4	4.0	0.6

Total amortizable intangibles	$42.4

Indefinite-lived intangibles:
Brand names, trade names, and trademarks	$197.6		—

Total amortization			$6.6	$1.5	$5.2

Pro forma adjustment to amortization				$0.2	$1.4

(e) Reflects pro forma interest expense adjustment for the three months ended March 31, 2007 and for the year ended December 31, 2006, to reflect the anticipated debt structure as a result of the transaction based on current interest rates, both of which may be subject to change prior to closing the transaction:

	2007	2006
	(in millions)
Interest expense on new debt (1)	$15.7	$63.0
Pro forma interest on K2 $75 million Convertible Notes	0.2	0.6
Amortization of estimated debt issue costs (2)	0.5	2.0

Pro forma total interest expense (3)	16.4	65.6
Less: K2 historical interest expense	(7.2)	(29.4)

Pro forma adjustment	$9.2	$36.2

(1)	Reflects a pro forma weighted average interest rate of approximately 7.0%.

(2)	Amortized over a weighted average life of approximately 6 years.

(3)	A 0.125% change in interest rates would change the pro forma interest expense by approximately $0.8 million.

(f) Reflects the pro forma tax effect of the above adjustments at an estimated combined statutory tax rate of 39.5%.

(g) The pro forma earning per share calculation for the three months ended March 31, 2007 and for the year ended December 31, 2006 is as follows:

(in millions, except per share data)	2007	2006
Pro forma net income	$0.6	$121.4
Add: interest expense on K2 $75 million Convertible Notes, net of tax (1)	—	0.4

Pro forma net income as adjusted	0.6	121.8

Weighted average shares outstanding:
Basic:
Jarden—as reported	69.0	65.4
Estimated shares issued to purchase K2	5.3	5.3
Estimated shares issued to purchase K2 stock options	0.1	0.1

Basic—As adjusted	74.4	70.8

Diluted:
Jarden—as reported	70.3	66.5
Estimated shares issued to purchase K2	5.3	5.3
Estimated shares issued to purchase K2 stock options	0.1	0.1
Assumed conversion of K2 $75 million Convertible Notes (1)	—	0.6

Diluted—As adjusted	75.7	72.5

Pro forma earnings per share:
Basic	$0.01	$1.71
Diluted	$0.01	$1.68

(1) Excluded for the three months ended March 31, 2007 as the effect would be antidilutive.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus includes forward-looking statements. These statements may be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should” or “will” or the negative thereof or other variations thereon or comparable terminology. In particular, statements about Jarden’s and K2’s expectations, beliefs, plans, objectives, assumptions or future events or performance contained in this proxy statement/prospectus, including certain statements under the headings entitled “Summary,” “Risk Factors” and “The Merger,” constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.

Jarden and K2 have based these forward-looking statements on current expectations, assumptions, estimates and projections. While Jarden and K2 believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Jarden’s and K2’s control. These and other important factors, including those discussed in this proxy statement/prospectus under the headings entitled “Summary,” “Risk Factors” and “The Merger” may cause Jarden’s, K2’s or the combined company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Some of the key factors that could cause actual results to differ from expectations are:

•	ability to fund future growth;

•	future sales and earnings;

•	the market demand for and market acceptance of Jarden’s and K2’s products;

•	cost saving and economies of scale;

•	Jarden’s and K2’s ability to protect their intellectual property rights;

•	new regulation and legislation;

•	trends for the continued growth of Jarden’s and K2’s businesses;

•	Jarden’s and K2’s ability to successfully market existing products and develop and market new products;

•	Jarden’s and K2’s ability to integrate their businesses and any businesses acquired through subsequent mergers and acquisitions;

•	Jarden’s and K2’s ability to expand their market for existing products;

•	the effects of Jarden’s or K2’s accounting policies and general changes in accounting principles generally accepted in the United States of America;

•	increased competition or Jarden’s and K2’s inability to compete effectively;

•	claims against Jarden or K2 for product liability;

•	interruptions to Jarden’s and K2’s supply or distribution networks or facilities;

•	general economic and business conditions;

•	Jarden’s and K2’s ability to obtain adequate supplies of raw materials;

•	foreign exchange rate fluctuations;

•	retail inventory levels;

•	the combined company after the merger; and

•	other risks and uncertainties described in the section entitled “Risk Factors” beginning on page 19 of this proxy statement/prospectus.

Forward-looking statements are not guarantees of performance. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The future results and stockholder values of Jarden and K2 may differ significantly from those expressed in these forward-looking statements. Any such statement speaks only as of the date of this proxy statement/prospectus, and in the case of documents incorporated by reference, as of the date of those documents. Neither Jarden nor K2 undertakes any obligation to update or release any revisions to any forward-looking statements, to report any new information, future event or development or other circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events, except as required by law. However, your attention is directed to any further disclosures made on related subjects in Jarden’s and K2’s subsequent reports (including amendments) filed with the SEC, including on Forms 10-K, 10-Q and 8-K.

THE SPECIAL MEETING OF K2 STOCKHOLDERS

This proxy statement/prospectus is being delivered to K2 stockholders to provide them with important information regarding the proposed merger in connection with the solicitation of proxies by K2’s board of directors for use at the K2 special meeting and at any adjournment or postponement thereof.

Date, Time and Place

K2 will hold a special meeting of its stockholders on August 8, 2007, at 8:00 a.m., local time, at 5818 El Camino Real, Carlsbad, California 92008.

Matter for Consideration

At the K2 special meeting, K2 stockholders will be asked to consider and vote upon a proposal to adopt the merger agreement and to approve the merger. K2 stockholders also will consider and vote upon any other business that may properly come before the K2 special meeting or any adjournment or postponement thereof. K2 currently does not contemplate that any other matters will be considered at the K2 special meeting.

Recommendation of the K2 Board of Directors

After careful consideration, K2’s board of directors has unanimously authorized and approved the merger agreement and the merger. K2’s board of directors believes that the merger is advisable and in the best interests of K2 and its stockholders. The K2 board of directors unanimously recommends that K2 stockholders vote “FOR” the proposal to adopt the merger agreement and to approve the merger.

Record Date; Voting Rights; Shares Held by Directors and Executive Officers

The record date for determining the K2 stockholders entitled to notice of and to vote at the K2 special meeting is June 22, 2007. Only holders of record of K2 common stock as of the close of business on that date are entitled to notice of and to vote at the K2 special meeting. As of the record date, there were 46,698,374 shares of K2 common stock issued and outstanding, held by approximately 3,098 stockholders of record. This number of K2 stockholders includes brokers, banks and other nominees who hold shares for other stockholders. Each share of K2 common stock issued and outstanding as of the record date entitles its holder to one vote at the K2 special meeting.

As of the record date, the directors and executive officers of K2 and their respective affiliates beneficially owned an aggregate of 2,333,443 shares, or approximately 4.7% of the total outstanding shares, of K2 common stock.

Upon the effective time of the merger, assuming that Jarden issues 6,687,874 shares of its common stock to K2 stockholders and based upon 71,852,950 shares of Jarden common stock issued and outstanding as of April 25, 2007, the directors and executive officers of K2 and their respective affiliates may be deemed to be the beneficial owners of a number of shares of Jarden common stock representing approximately 0.4% of the outstanding voting power of Jarden in the aggregate.

Quorum; Required Vote

In order to conduct business at the K2 special meeting, a quorum must be present. The presence, in person or by proxy, of the holders of a majority of the K2 common stock issued and outstanding on the record date constitutes a quorum under K2’s bylaws. K2 will treat shares of common stock represented by a properly signed and returned proxy, including abstentions and broker non-votes, as present at the meeting for purposes of determining the existence of a quorum.

The affirmative vote of 66 2/3% of the shares of K2 common stock issued and outstanding on the record date in favor of the proposal to adopt the merger agreement and to approve the merger is required in order for the proposal to pass. The inspector of elections appointed for the K2 special meeting will tabulate the votes.

Adjournment and Postponement

If sufficient votes to constitute a quorum or to adopt the merger agreement and to approve the merger are not received by the date of the K2 special meeting, Jarden and K2 anticipate that the persons named as proxies may propose one or more adjournments of the meeting to permit further solicitation of proxies and would generally exercise their authority to vote in favor of adjournment. However, proxies voting against the merger will not be used to vote for adjournment of the meeting in order to continue to solicit votes to approve the merger.

Voting of Proxies

The K2 proxy accompanying this proxy statement/prospectus is solicited on behalf of the K2 board of directors for use at the K2 special meeting.

General

Shares of K2 common stock represented by properly executed proxies received in time for the K2 special meeting, and not revoked, will be voted at the K2 special meeting in accordance with the instructions indicated on such proxies. Proxies that are properly signed and dated but which do not contain voting instructions will be voted “FOR” the proposal to adopt the merger agreement and to approve the merger. The proxy holder may vote the proxy in its discretion as to any other matter that may properly come before the K2 special meeting.

Abstentions

K2 will count a properly executed proxy marked “ABSTAIN” as present for purposes of determining the presence of a quorum, but the shares represented by that proxy will not be voted at the K2 special meeting. Because the affirmative vote of 66 2/3% of the issued and outstanding shares of K2 common stock is required to adopt the merger agreement and to approve the merger, if a K2 stockholder marks a proxy “ABSTAIN,” it will have the effect of a vote against the proposal to adopt the merger agreement and to approve the merger.

Broker Non-Votes

If a K2 stockholder’s shares are held by a broker, bank or other nominee, commonly known as “in street name,” the broker or other nominee will vote the shares only if instructions are provided to the broker or other nominee on how to vote the shares. K2 stockholders with shares of K2 common stock held in street name should follow the directions provided by their brokers or other nominees regarding how to instruct the broker or other nominee to vote the shares. The broker or other nominee cannot vote shares of K2 common stock without specific instructions from the K2 stockholder. Because the affirmative vote of 66 2/3% of the outstanding shares of K2 common stock is required to adopt the merger agreement and to approve the merger, if a broker or other nominee is not instructed on how to vote, it will have the effect of a vote against the proposal to adopt the merger agreement and to approve the merger. If a K2 stockholder’s shares are registered in the name of a bank or brokerage firm, such stockholder may be eligible to vote its shares by telephone or the Internet. Please contact the bank or brokerage firm with questions or for further information.

Voting Shares in Person that are Held in Street Name

If a K2 stockholder’s shares are held in street name and such stockholder wishes to vote those shares in person at the K2 special meeting, such stockholder must obtain from the broker or other nominee holding such stockholder’s K2 common stock a properly executed legal proxy identifying the K2 stockholder, authorizing such stockholder to act on behalf of the nominee at the K2 special meeting and identifying the number of shares with respect to which the authorization is granted.

How to Revoke a Proxy

If a proxy is submitted, the K2 stockholder may revoke it at any time before it is voted by:

•	delivering to the Corporate Secretary of K2 a written notice, dated later than the proxy the K2 stockholder wishes to revoke, stating that the proxy is revoked;

•	submitting to the Corporate Secretary of K2 a new, signed proxy with a date later than the proxy being revoked; or

•	attending the K2 special meeting and voting in person.

Notices to the Corporate Secretary of K2 should be addressed to Corporate Secretary, K2 Inc., 5818 El Camino Real, Carlsbad, CA 92008.

If shares of K2 common stock are held in street name, the K2 stockholder must give new instructions to the broker prior to the K2 special meeting or obtain a signed “legal proxy” from the broker or other nominee to revoke the prior instructions and vote in person at the K2 special meeting. Please check with the broker or other nominee for instructions on how to revoke such a proxy.

Solicitation of Proxies and Expenses

K2 will pay its own costs of soliciting proxies for the K2 special meeting. Certain directors, officers and employees of Jarden and K2 may solicit proxies, without additional compensation, by telephone, facsimile, electronic mail, telegraph or in person. K2 expects that the expenses of this special solicitation will be nominal. Following the mailing of this proxy statement/prospectus, K2 will request brokers, custodians, nominees and other record holders to forward copies of this proxy statement/prospectus to persons for whom they hold shares of K2 common stock and to request authority for the exercise of proxies. In such cases, K2, upon the request of the record holder, will reimburse such holder for its reasonable expenses. MacKenzie Partners, Inc. has been retained by Jarden to assist in soliciting proxies using the means described above and will receive fees of approximately $12,500 plus customary fees for services requested by Jarden to be performed, in addition to reimbursement of out-of-pocket expenses.

THE MERGER

The discussion below sets forth material information concerning the merger and the merger agreement. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A and is incorporated herein by this reference. All K2 stockholders are urged to read the merger agreement in its entirety.

Overview

This proxy statement/prospectus is being furnished to K2 stockholders in connection with the solicitation of proxies for use at the K2 special meeting. At the K2 special meeting, holders of K2 common stock will be asked to vote on the adoption of the merger agreement and approval of the merger. The merger will not be completed unless the holders of 66 2/3% of the shares of K2 common stock issued and outstanding as of the record date vote in favor of the adoption of the merger agreement and approval of the merger.

The merger agreement provides that K2 Merger Sub, a wholly-owned subsidiary of Jarden, will be merged with and into K2. K2 will be the surviving corporation in the merger and will become a wholly-owned subsidiary of Jarden. In the merger, all shares of K2 common stock outstanding as of the effective time of the merger shall be exchanged for cash and shares of Jarden common stock. See the section entitled “The Merger Agreement – Merger Consideration” beginning on page 74 of this proxy statement/prospectus.

Background of the Merger

As a part of the ongoing evaluation of its business, the management and board of directors of K2 continually review K2’s forecast and business prospects and the competitive environment in the sporting goods industry. The K2 board has evaluated from time to time various strategic alternatives for expanding K2’s business and K2’s competitive position and for enhancing value for K2’s stockholders, including the advisability of entering into potential business combinations or other strategic transactions. In August 2005, a private equity firm approached K2, which led to discussions regarding a potential sale of K2. After K2 was approached, K2 contacted one other private equity firm to determine such firm’s interest in acquiring K2. Prior to providing confidential information to these two private equity firms, K2 entered into confidentiality agreements on September 9, 2005 and October 3, 2005, respectively. As a result of these discussions that took place between August 2005 and November 2005, each of the private equity firms independently indicated that it would be willing to pay a price for K2 common stock in a range between $12 and $13 per share. On November 10, 2005, management of K2 discussed these proposals with the board of directors of K2, which agreed with K2 management that the range of values presented in the proposed transactions did not represent a fair range of values for K2. Following the November 10, 2005 K2 board meeting, K2 discontinued formal discussions with the two private equity firms, and the K2 board decided to discontinue active solicitations of interest in acquiring K2 because it concluded, based on the range of values presented, that the process was unlikely at that time to generate expressions of an interest at values that the K2 board would find satisfactory.

In April of 2006, Dudley Mendenhall, senior vice president and chief financial officer of K2, was introduced to Martin E. Franklin, chairman and chief executive officer of Jarden, at an investor conference by Mr. William B. Chappell, Jr., vice president and consumer products analyst of Sun Trust Robinson Humphrey, a division of Sun Trust Banks, Inc. Jarden from time to time evaluates the potential benefits of various business combinations and assesses the potential strategic fit with other businesses based on, among other things, their lines of business, growth prospects, distribution channels and management. During this meeting, they discussed the sporting goods industry in general and Jarden’s focus on acquisitions in the sporting goods industry. At the conclusion of the meeting, Messrs. Franklin and Mendenhall agreed that it would be beneficial to convene a meeting among other members of the Jarden and K2 senior management teams.

On April 21, 2006, Mr. Franklin met with Richard Heckmann, chairman and, at the time, chief executive officer of K2, J. Wayne Merck, the current chief executive officer of K2, Mr. Mendenhall and Monte Baier, vice president and general counsel of K2, in Los Angeles. During the meeting, the parties discussed, among other things, growth strategies in the sporting goods business and potential synergies between Jarden and K2. Mr. Heckmann apprised members of the K2 board of these discussions, and the K2 directors indicated that they supported an exploratory dialogue between K2 and Jarden.

On April 24, 2006, Jarden and K2 entered into a confidentiality agreement, including a one-year standstill provision pursuant to which Jarden agreed, without the consent of K2, not to purchase K2 common stock except in accordance with permitted exceptions. On April 26, 2006, K2 provided Jarden with historical and projected financial information regarding its business.

In May of 2006, Mr. Franklin called Mr. Heckmann to discuss, on a preliminary basis, valuation and the possible structure for a business combination. After the parties discussed the terms of a potential transaction and the ranges of consideration, they were unable to reach agreement on price, and the parties concluded that there was no basis for a transaction in the near term. Although Jarden and K2 elected not to continue discussions regarding a possible business combination, the companies informally maintained a relationship and kept current with each other’s publicly disclosed documents and reputation in the marketplace.

In August 2006, a representative of one of the two private equity firms that had conducted due diligence on K2 in 2005 contacted Mr. Heckmann to request certain financial information concerning K2. After two weeks of financial diligence, this private equity firm confirmed that it would not be interested in acquiring K2 at a price for K2 common stock above $13.00 per share.

On February 23, 2007, Mr. Franklin called Mr. Heckmann to discuss meeting in person for the purpose of exploring again the potential value that could be created from a combination of Jarden and K2. The parties agreed that the strategic rationale for a transaction still existed and that it would be worth updating each other on the performance of Jarden and K2, respectively, in 2006 to discern if a basis existed for further exploration of a business combination.

On March 1, 2007, Messrs. Franklin and Heckmann met in California to discuss a possible combination of Jarden and K2. Mr. Franklin indicated that Jarden might have an interest in acquiring K2 at a price ranging from $13 to $14 per share. Mr. Heckmann responded that, although he understood the potential strategic fit for the two companies, he did not believe that the price range proposed was reflective of the value of K2’s business. Nonetheless, Mr. Heckmann indicated to Mr. Franklin that K2 was willing to continue considering whether there was a strategic fit between their companies and that K2 was willing to allow Jarden to conduct due diligence with respect to K2 in order to assess whether a higher price for K2’s stockholders could be achieved. Following this meeting, Mr. Heckmann updated members of the K2 board regarding Jarden’s renewed interest in K2 and received feedback from members of the board supporting the resumption of general discussions. In the course of his dialogue with members of the K2 board, Mr. Heckmann and members of the board discussed, among other things, the fact that the board was always willing to consider offers to acquire the company whether or not the board had been predisposed to sell the company, provided that the offer was designed to maximize stockholder value under the circumstances.

Commencing on or about March 5, 2007 and proceeding over the next several weeks, Jarden and K2 executives engaged in a series of due diligence sessions. Major topics addressed included, among other things, K2’s historical financial performance, K2’s financial projections, including growth opportunities and margin expansion, synergies that could result from a combination between Jarden and K2, Jarden’s historical and projected financial statements and the parties’ business and management philosophy towards acquisitions and growth.

On March 9, 2007, Mr. Franklin and Gary Kiedaisch, president of Outdoor Solutions for Jarden, met with Messrs. Heckmann and Merck to discuss in more detail the potential for a combination of the two companies. Among other things, the parties discussed the businesses in which each company operates, each company’s product lines, each company’s organizational structure and method of operation, as well as how each company approaches innovation and product development. The parties discussed at length the strategic fit between K2 and

Jarden, and Messrs. Franklin and Heckmann discussed further whether, based on the diligence that had been undertaken, Jarden could increase the range of prices at which it might consider acquiring K2. Messrs. Franklin and Heckmann also discussed the strength of the companies’ respective management teams in their various business units, their cultural fit, as well as the potential synergies of a business combination between the parties. Mr. Franklin indicated he wanted to have the opportunity to consider these matters in further detail.

As discussions with Jarden proceeded, on or about March 15, 2007, Mr. Heckmann contacted representatives of the two private equity firms that had conducted due diligence on K2 in 2005 to explore whether they had any interest in pursuing an acquisition of K2. These representatives informed Mr. Heckmann that their firms would not be interested in K2 at a price for K2 common stock above $13.00 per share.

On March 20, 2007, Mr. Heckmann contacted a representative of Morgan Stanley & Co. to discuss whether two sporting goods companies that were clients of Morgan Stanley might have an interest in acquiring K2. K2 understood that over the past five years, both of these companies had indicated an interest in acquiring or merging with K2. Several days later, the representative of Morgan Stanley indicated that one of the strategic companies was not interested in acquiring K2 and that the other would not be interested at any price in excess of $14 per share of K2 common stock. Neither company indicated any interest in engaging in any due diligence regarding K2. After receiving that input, management concluded that it should seek the consensus of the full K2 board before proceeding with any further solicitations of interest and before considering any formal auction process.

On or about March 26, 2007, Ian Ashken, vice chairman and chief financial officer of Jarden, advised Mr. Heckmann that Jarden was considering sending a formal letter of interest to K2 expressing Jarden’s interest in acquiring K2. Mr. Ashken also advised Mr. Heckmann that Jarden had been preparing a financial model and that the offer that Jarden was considering was based on this analysis. At this time, Mr. Heckmann apprised the board of directors of K2 of the status of the discussions with Jarden. On March 26, 2007, Jarden’s board of directors met and authorized management to continue discussions with K2 if the results of Mr. Ashken’s due diligence meetings later in the week were satisfactory. On March 27 and 28, Mr. Ashken engaged in further due diligence regarding K2’s products, development projects, financial results and prospects, including with respect to K2’s 2007 projections, underlying trends in the business and the assumptions upon which K2’s forecast was based. During this visit, Mr. Ashken also toured K2’s corporate offices and its facility in Carlsbad, California.

On March 29, 2007, Mr. Franklin sent Mr. Heckmann a non-binding offer letter proposing that Jarden acquire K2 for $14.75 per share, consisting of 70% cash and 30% Jarden common stock. The letter proposed that the exchange ratio for the stock consideration would be based on Jarden’s stock price as of the date of any definitive agreement. The letter proposed that any definitive agreement would provide for a break-up fee equal to 4.25% of the proposed equity transaction value. Jarden also proposed that K2 sign an exclusivity agreement that would grant Jarden the exclusive right to negotiate with K2 regarding a proposed transaction until the later of (i) 45 days from the date K2 executed and returned the exclusivity agreement or (ii) the date that was 5 days after the date on which K2 delivered written notice to Jarden that it was no longer interested in pursuing the contemplated transaction. Jarden and K2 amended the confidentiality agreement entered into on April 24, 2006.

On that same day, the board of directors of K2 held a meeting by conference call to discuss Jarden’s offer letter and proposed exclusivity agreement. At the meeting, among other things:

•	Mr. Heckmann updated the K2 board on the discussions that had transpired with representatives of Jarden and the offer that had been received;

•

A representative of Gibson, Dunn & Crutcher LLP (“Gibson Dunn”), counsel to K2, provided preliminary advice to the K2 board regarding its fiduciary duties in connection with the receipt of a proposal to acquire K2;

•

Members of the K2 board discussed the process that would be undertaken by K2 management and by the K2 board at future board meetings in order to assess Jarden’s proposal, including the retention of one or more financial advisors, and the due diligence to be undertaken with respect to Jarden;

•

Mr. Heckmann reminded the members of the board of the prior discussions that had taken place with two prospective private equity buyers and he updated the board with respect to the contacts he had made through Morgan Stanley with two potential strategic buyers in the sporting goods industry;

•

The K2 board discussed the strategic rationale for its consideration of a potential acquisition at this time and the risks faced by K2 associated with remaining independent, including those associated with achieving significant growth in the foreseeable future and the limitations that leverage and the lack of acquisition targets at acceptable valuations imposed on K2’s ability to grow significantly through acquisitions;

•

The K2 board discussed the risks to K2’s business associated with conducting an auction of its business, including the potential adverse impact on sales and K2’s ability to retain key personnel, and the risk that a broader market check or auction might jeopardize Jarden’s willingness to proceed with a transaction;

•

Mr. Heckmann provided the K2 board with his assessment that, in his view based upon his discussions with Mr. Franklin, Jarden’s first offer was not its final and best price and that K2 ought to insist upon a higher offer price as a condition to further discussions with Jarden; and

•	The K2 board discussed the preliminary proposal from Jarden, including the price per share proposed.

The K2 board reached a general consensus that, although a combination with Jarden might be in the interests of the K2 stockholders at the right price, an offer at a $14.75 to $15.00 per share range did not appear to provide sufficient value to K2’s stockholders. In reaching a determination that a valuation in range of $14.75 to $15.00 was inadequate, the board considered, among other things, management’s projections and knowledge of typical premiums that are paid in change of control transactions such as that proposed by Jarden. Nonetheless, the K2 board reached a consensus that management should continue to pursue discussions with Jarden in an effort to determine whether there might be sufficient synergies between K2 and Jarden that could result in a higher price from Jarden that the K2 board might ultimately find acceptable. The K2 board also discussed K2’s strategy with respect to any negotiations that might ensue with Jarden and the board’s perspective that, based in part on Mr. Heckmann’s assessment, K2 should push Jarden hard to raise its proposed offer price.

At the March 29th meeting, the board’s consensus was that a decision regarding any broader sale process with respect to K2 should be deferred pending the board’s receipt of analysis and advice from its financial advisor and consideration of other strategic issues. The K2 board of directors discussed the retention of J.P. Morgan Securities Inc. (“J.P. Morgan”), as financial advisor to K2 and the board of directors with respect to any proposed transaction with Jarden. The K2 board expressed a desire to retain the services of J.P. Morgan based upon J.P. Morgan’s long history of working with K2 and its detailed knowledge of K2’s business and the sporting goods industry generally. The K2 board of directors then approved granting authority to K2 management to retain J.P. Morgan as financial advisor to K2 and the board of directors, subject to management negotiating a reasonable fee for the engagement.

On March 30, 2007, K2 sent a letter to Jarden in response to Jarden’s offer letter. In the written response, K2 stated that its board believed the proposed price of $14.75 was inadequate and that, even if the parties were to reach agreement on price and other terms, the proposed break-up fee of 4.25% of the equity transaction value was nonetheless too high. K2 also stated in its letter that an exclusivity agreement was not necessary because, if Jarden were to present an offer at a price that the K2 board could accept, the parties could negotiate a definitive agreement promptly.

Mr. Ashken forwarded K2’s response letter to the Jarden board and its corporate advisors. Mr. Franklin and Mr. Ashken advised K2 that they planned to speak with the Jarden directors over the upcoming weekend (Saturday, March 30 and Sunday, April 1) to discuss the proposed transaction so they could reply to K2’s response with the benefit of the Jarden board’s input.

On April 3, 2007, John Belniak, vice president of planning and corporate development of Jarden, held a conference call with Messrs. Mendenhall and Baier to introduce them to John Capps, general counsel of Jarden, and to representatives of Kane Kessler, P.C. (“Kane Kessler”) and Willkie Farr & Gallagher LLP (“Willkie Farr”), each counsel to Jarden, to discuss the mechanics of the legal due diligence process with respect to the two companies, the importance of confidentiality in the transaction and the most efficient way for information to flow to the relevant parties who would be performing due diligence if there was an agreement on valuation.

In the evening of April 3, 2007, Mr. Franklin sent a new offer letter to K2 and a copy of the letter was forwarded to members of the Jarden board. The new offer letter proposed that Jarden would acquire K2 for $15.00 per share of K2 common stock, with the potential to move slightly higher if due diligence efforts were to uncover higher potential benefits than otherwise anticipated. Jarden’s new offer again contemplated consideration consisting of 70% cash and 30% stock and a 4.25% break-up fee. Jarden also proposed a two-week exclusivity period to negotiate the terms of the merger agreement.

On April 4, 2007, K2 replied in writing to Jarden’s second offer letter. In its response, K2 stated that the increased offer of $15.00 per share was still insufficient and that the proposed break-up fee was too high and would create an unreasonable impediment to any competing offer that might materialize.

Later in the day on April 4, 2007, Messrs. Heckmann and Franklin held a conference call in which Mr. Heckmann reiterated K2’s perspective regarding price. Mr. Heckmann advised Mr. Franklin that K2 would hold a board meeting early the following week and that the K2 board would be in a position to consider a revised proposal from Jarden at that time if Jarden were able to present an offer at a higher valuation. Mr. Heckmann reconfirmed K2’s willingness to continue discussions with Jarden in an effort to determine if a transaction could be achieved.

During the week of April 9, 2007, various due diligence meetings were held between representatives of Jarden and K2. The meetings focused on K2’s major operating divisions in order to validate further K2’s historical and projected financial performance and to identify potential synergy opportunities between the two companies. K2’s due diligence with respect to Jarden focused on, among other things, Jarden’s historical and projected financial performance, its ability to finance the contemplated transaction and certain product liability, litigation and environmental matters.

On April 10, 2007, Jarden sent a third offer letter to K2. In the letter, Jarden increased its offer to $15.50 per share of K2 common stock, subject to confirmation of certain strategic benefits and synergies to support that valuation, Jarden’s completion of its due diligence and the negotiation of a definitive merger agreement. Jarden’s letter again indicated that the consideration would consist of 70% cash and 30% Jarden common stock, and the letter indicated that the $15.50 per share offer represented Jarden’s “best and final” offer. On April 10, 2007, Jarden also sent K2 a revised draft exclusivity letter providing for a two-week exclusivity period.

On the evening of April 10, 2007, the board of directors of K2 held a meeting by telephone to discuss Jarden’s revised proposal. At the meeting, among other things:

•	Mr. Heckmann and other members of the K2 senior management team reported on their discussions with Jarden regarding the revised price per share that Jarden had proposed;

•	Members of senior management of K2 reported on the due diligence that had been undertaken to date by K2 with respect to Jarden;

•

A representative of Gibson Dunn reviewed with the K2 board various legal considerations to be considered in connection with the board’s consideration of Jarden’s proposal, including the K2 board’s fiduciary duties;

•

A representative of J.P. Morgan reviewed the financial terms of Jarden’s proposal, provided the K2 board with its preliminary analysis with respect to financial aspects of the transaction, its perspective regarding the range of values for K2, its perspective regarding the strategic backdrop for the discussions with Jarden and information regarding certain recent transactions in the sporting goods industry;

•

The K2 board discussed the need to obtain a detailed financial analysis from J.P. Morgan regarding, among other things, Jarden’s financial forecast, Jarden’s stock price trading history, the value of Jarden common stock based upon trading price multiples of comparable companies and the market liquidity with respect to Jarden common stock;

•

The K2 board discussed certain potential interests of executive officers of K2, including change of control and severance arrangements, as outlined more fully under the section entitled “—Interests of K2 Directors and Officers in the Merger” beginning on page 63 of this proxy statement/prospectus, as well as that it was proposed that Mr. Heckmann would be appointed to the Jarden board of directors;

•

The K2 board, along with K2’s senior management team and legal and financial advisors, discussed in detail the strategic alternatives available to K2, including the potential to create value for stockholders by remaining independent;

•

The K2 board discussed management’s assessment that it would be challenging for management of K2 to achieve growth and other improvements in operating performance in the foreseeable future, through acquisitions or organic growth, that would generate a value for the K2 enterprise that would meet or exceed the value presented by the Jarden proposal (after taking into account the risk associated with operating the business over such a period of time and the relative certainty of consummating the merger), in part based upon management’s own assessment regarding its ability to generate organic growth and in part based upon management’s assessment of the limitations that K2 faced regarding its ability to grow significantly through acquisitions;

•

The K2 board discussed again the risks to K2’s business associated with conducting an auction of K2’s business, including the potential adverse impact on sales, the potential adverse impact on K2’s ability to retain key employees and the potential that any such broader sales process might lead Jarden to withdraw its offer, as well as the benefits to K2 associated with conducting an auction that such a process could provide a competitive environment among bidders with the potential to increase stockholder value;

•

The K2 board discussed the advice of J.P. Morgan to the effect that strategic buyers in the sporting goods industry would be unlikely to consider an offer to acquire K2 at a price that would meet or exceed the value presented by Jarden and that private equity firms, given their own internal rate of return requirements and the limits on leverage that companies can undertake in the sporting goods equipment business, would be unlikely to consider an offer to acquire K2 at a price that would meet or exceed the value presented by the Jarden offer;

•

The K2 board concluded, based in part on K2’s prior discussions with potential acquirors, K2’s knowledge of the industry and the advice of its financial advisors, that an auction of K2 would not be appropriate given risks to K2’s business and the board’s assessment, based in part on the advice of J.P. Morgan, that it was unlikely that any other strategic buyers or private equity buyers would be interested in acquiring K2 at a price that would meet or exceed what Jarden appeared willing to pay; and

•

After a discussion concerning the experience of Blackstone Advisory Services L.P. (“Blackstone”), in transactions similar to the proposed transaction with Jarden, the K2 board approved the engagement of Blackstone to render a fairness opinion to the K2 board in the event that Jarden and K2 were to reach agreement in principle regarding a transaction.

At the conclusion of the K2 board meeting, the board endorsed management’s ongoing negotiations with Jarden regarding a potential transaction and approved entering into a two week exclusivity agreement with Jarden.

On April 11, 2007, Jarden and K2 entered into the exclusivity agreement, and, on April 11 and 12, Jarden and K2 representatives met in K2’s offices in Carlsbad, California to continue their due diligence evaluation regarding the two companies.

On April 12, 2007, Willkie Farr distributed an initial draft of the merger agreement to K2 and its representatives.

On April 17, 2007, Messrs. Ashken and Belniak, together with representatives of Willkie Farr, and Messrs. Heckmann, Mendenhall and Baier, together with representatives of Gibson Dunn, met at K2’s offices in Carlsbad to negotiate certain provisions of the merger agreement. These negotiations did not focus on the price for the transaction. The negotiations, among other things, addressed the nature of the representations and warranties to be made by K2 and Jarden, the conditions to closing the transaction, the limitations on the conduct of business of K2 between signing and closing, the extent of the parties’ obligations to take actions to obtain requisite regulatory approvals and the parties’ respective rights and obligations in the event a third party sought to make a takeover proposal for K2 and various provisions relating to break fees and expense reimbursement. During these discussions, among other things, the parties preliminarily agreed that the break-up fee payable by K2 under certain circumstances as described in the merger agreement would be equal to 3.25% of the total equity value of the transaction plus up to $1,000,000 of Jarden’s expenses, including reasonable legal fees. Also, on that date, Messrs. Franklin and Ashken, on the one hand, and Messrs. Heckmann and Mendenhall, on the other, discussed proposed collar mechanisms that might apply to the stock portion of the merger consideration. Both parties had previously sought advice from their respective investment bankers regarding best practice in this area and the alternatives available. Significant discussions took place regarding the advantages and disadvantages of a fixed price versus fixed quantity approach with respect to the stock portion of the merger consideration.

On April 18, 2007, Willkie Farr distributed a revised draft of the merger agreement to K2.

From April 18, 2007 through April 24, 2007, representatives of Jarden and representatives of K2 engaged in discussions and negotiations regarding the draft merger agreement (including collar mechanisms) and associated disclosure statements, as well as the form of voting agreement that Jarden proposed to be signed by the directors and certain of the executive officers of K2.

The K2 board held meetings on April 20, 2007 and April 21, 2007 in person in San Diego to discuss in detail the proposed merger agreement and the overall transaction with Jarden. At the meeting, among other things:

•	Mr. Heckmann and other members of K2 senior management provided the K2 board with an update regarding the status of negotiations with Jarden;

•

Representatives of J.P. Morgan provided an analysis with respect to the financial terms of the transaction, including an analysis with respect to the valuation of K2 and Jarden, an analysis and presentation regarding comparable companies in K2’s and Jarden’s industries, an analysis of comparable transactions, information regarding potential competing acquirors and an analysis of the proposed collar mechanism that had been negotiated between K2 and Jarden;

•

The K2 board engaged in a detailed discussion regarding the inherent value of Jarden common stock based upon J.P. Morgan’s analysis of the trading price history for Jarden common stock and its comparable companies and trading multiples analysis;

•

The K2 board discussed the potential dual benefit that could be realized by K2 stockholders from the transaction, which would provide K2 stockholders with a premium for their shares and the opportunity to participate in further growth with respect to the combined company through their ownership of shares of Jarden common stock;

•

The K2 board discussed the fact that there existed a broad trading market with respect to shares of Jarden common stock and that K2 stockholders receiving Jarden common stock in the proposed transaction would likely have the ability to obtain immediate liquidity with respect to their shares following the transaction if they so desired;

•

The K2 board discussed and considered the other factors set forth in “—Consideration of the Merger by K2 – K2’s Reasons for the Merger and Board Recommendation” beginning on page 48 of this proxy statement/prospectus;

•	A representative of Blackstone reviewed the financial terms of Jarden’s proposal and provided the K2 board with its preliminary analysis with respect to the financial aspects of the transaction;

•

The K2 board discussed the fact that, although J.P. Morgan was not retained to, and did not render, a fairness opinion, the methodologies used by J.P. Morgan in its financial analysis were substantially the same as the methodologies used by Blackstone in rendering its fairness opinion, and the conclusions reached in their financial analyses were not materially different;

•

The K2 board, along with K2’s senior management team and legal and financial advisors, discussed in detail the financial performance of K2 for the first quarter of 2007 and confirmed full-year guidance for 2007 and the strategic alternatives available to K2, including the potential to create value for K2 stockholders by remaining independent and the potential to identify other acquirors for K2;

•

A representative of Gibson Dunn provided the K2 board with a summary of the material terms of the proposed merger agreement that had been negotiated between K2 and Jarden and the K2 board discussed the merger agreement in detail, asked questions of Gibson Dunn and suggested changes to the draft agreement;

•	The K2 board discussed the implications of the proposed merger to K2’s stockholders, employees and customers; and

•

A representative of Gibson Dunn outlined for the K2 board certain actions that would be required in connection with the proposed merger pursuant to K2’s certificate of incorporation and its rights agreement.

K2’s legal and financial advisors were available throughout the meetings and answered all the questions of the board of directors of K2. After extensive deliberations, the K2 board determined to reconvene to continue its consideration of the proposed merger on April 24, 2007.

During the day of April 23, 2007, the Jarden board of directors held a meeting in New York City to discuss further the potential transaction with K2. At the meeting, the Jarden board of directors reviewed the proposed merger with senior management and Jarden’s financial and legal advisors. Jarden’s senior management provided an update on the status of discussions. Legal counsel reviewed material terms of the proposed merger agreement with Jarden’s board of directors. After discussion and consideration, the Jarden board of directors unanimously approved the merger agreement and the transactions contemplated thereby. At the meeting, Mr. Heckmann was introduced to the Jarden board members and gave a presentation on the business and operations of K2.

On April 24, 2007, the K2 board held a meeting by conference call to discuss the merger agreement and the proposed transaction with Jarden. The meeting included discussion of the material changes to the draft merger agreement since the April 21, 2007 K2 board meeting, the final collar mechanism included in the merger agreement, the break-up fee, the current trading price of Jarden common stock, regulatory clearance issues, the voting agreement to be entered into between Jarden and certain K2 stockholders, an amendment to the K2 rights plan required in connection with the transaction, and the directors’ fiduciary duties under Delaware law. K2’s legal and financial advisors, including Gibson Dunn, J.P. Morgan and Blackstone, participated in the meeting and answered all questions posed by the directors. At the meeting, Blackstone delivered its opinion to the board of directors of K2 that, as of the date of the merger agreement, the consideration to be received by the stockholders of K2 in the merger is fair to the stockholders of K2 from a financial point of view. The terms of the fairness opinion of Blackstone are detailed below under “—Opinion of K2’s Financial Advisor” beginning on page 53 of this proxy statement/prospectus. After further deliberations, including discussion of the factors set forth in “—Consideration of the Merger by K2 – K2’s Reasons for the Merger and Board Recommendation” beginning on page 48 of this proxy statement/prospectus, and based on the totality of the information presented, the board of directors of K2 unanimously determined that the merger agreement and the transactions contemplated thereby, including the merger, were advisable to, fair to and in the best interests of K2 and its stockholders, voted to approve the merger agreement and the merger, the voting agreement and the amendment to the K2 rights agreement and recommended that the K2 stockholders adopt the merger agreement and approve the merger and the transactions contemplated thereby.

On April 24, 2007, after further discussion regarding the final changes to the merger agreement, Jarden and K2 executed the definitive merger agreement pursuant to which Jarden proposed to acquire K2. The terms of the merger agreement are detailed below under the section entitled “The Merger Agreement” beginning on page 74 of this proxy statement/prospectus.

In order to induce Jarden to enter into the merger agreement, simultaneously with the execution of the merger agreement, Jarden, the directors and certain executive officers of K2 who beneficially own, in the aggregate, approximately 4.7% of the outstanding shares of K2 common stock, entered into a voting agreement whereby they agreed, subject to certain exceptions, to vote their K2 common stock in favor of the merger agreement and against any other takeover proposal. The terms of the voting agreement are detailed below under the section entitled “The Voting Agreement” beginning on page 91 of this proxy statement/prospectus.

On April 25, 2007, before the opening of trading on the NYSE, Jarden and K2 issued a joint press release announcing the execution of the definitive merger agreement.

Consideration of the Merger by K2

K2’s Reasons for the Merger and Board Recommendation

In reaching its decision to approve the terms and conditions of the merger and merger agreement and to recommend that the holders of shares of K2 common stock vote “FOR” the adoption of the terms of the merger agreement and the approval of the merger and the transactions contemplated thereby, K2’s board of directors considered a number of factors, including, but not limited to:

•

the value of the consideration to be received by K2 stockholders pursuant to the merger, including the historical market prices and trading information for the shares of Jarden common stock and K2 common stock and the fact that the implied value of the merger consideration of approximately $15.50 per share on April 24, 2007 (calculated using the closing trading price of Jarden common stock on April 23, 2007) represented:

•	a premium of approximately 23.2% over the closing price of K2 common stock of $12.58 per share on April 23, 2007, the last trading day prior to the announcement of the transaction;

•	a premium of approximately 29.0% over the 30 day and 12 month average closing price of K2 common stock of $12.01 and $12.02 per share, respectively;

•	a price equal to the price at which K2 last offered equity to the public markets, which was in June 2004; and

•	a premium of approximately 8.2% over the highest closing price in the past year of K2 common stock of $14.33 per share, which was reached on November 14, 2006.

•

the alternatives available to K2 for maximizing value for K2 stockholders, including continuing as an independent company, engaging in another business combination or sale transaction or a going private transaction as described more fully below:

•

the K2 board’s consideration of the alternative of continuing as a public company and its assessment that it would be difficult for K2 management to achieve growth and other improvements in operating performance in the foreseeable future, through acquisitions or organic growth, that would generate a value for the K2 enterprise that would meet or exceed the value presented by the merger with Jarden after taking into account the risk associated with operating the business over such a period of time when compared to the risk of consummating the merger, including:

–

the K2 board’s assessment that leverage constraints at K2, including the seasonality of K2’s business and its existing indebtedness, and the limited potential acquisition targets in K2’s operating segments at acceptable valuations present impediments to K2’s ability to grow significantly through acquisitions; and

–

the K2 board’s assessment that projected rates of organic growth in K2’s existing lines of business are based on reasonable assumptions and that those projected growth rates would likely not be sufficient to generate an increase in the foreseeable future in the value of K2 common stock that would meet or exceed the value presented by the merger.

•

the K2 board’s consideration of the alternative of a sale to a strategic buyer and its assessment, based upon guidance from K2’s financial advisors and management’s inquiries directed to certain competitors, that strategic buyers in the sporting goods industry would be unlikely to consider an offer to acquire K2 at a price that would meet or exceed the value presented by the merger;

•

the K2 board’s consideration of the alternative of a going private transaction and its assessment, based on guidance from K2’s financial advisors and management’s discussions with private equity firms in 2005 and 2007 regarding a potential sale of K2 or a going private transaction, that private equity sponsors would be unlikely to consider an offer to acquire K2 at a price that would meet or exceed the value presented by the merger;

•

the provisions of the merger agreement that would allow K2 and the K2 board to consider competing offers to acquire K2 and to engage in discussions with competing acquirors under circumstances specified in the merger agreement if such offers were to be made;

•

the fact that the merger offers K2 stockholders a substantial premium for their shares, while also affording them the opportunity to own stock of a significantly larger and more actively traded business enterprise that is more diversified than K2 and that would afford them the opportunity to participate in the potential growth of the combined company after the closing of the merger;

•

the larger size and greater resources of Jarden as compared to K2, as well as the greater diversification and stability afforded to K2 stockholders in a combined company with Jarden, including, without limitation, less exposure to unfavorable weather conditions;

•

the assessment by K2’s board of directors and K2’s management that the merger and Jarden’s operating strategy are consistent with K2’s long-term strategic goals to seek to grow profitably its business by expanding its geographic scope, platform coverage and product offerings;

•

the expected synergies of between $25 million and $45 million approximated by J.P. Morgan (based on J.P. Morgan’s discussions with the companies’ management) from the combined marketing and sales efforts of the two companies following the merger and the potential operational benefits from the combination, including a reduction in public company costs and other savings of integrating the businesses related to distribution and warehousing, information technology and certain administrative functions;

•

the strategic nature of the transaction, which will combine K2’s and Jarden’s respective businesses, which should allow the companies to compete more effectively against other consumer products companies;

•	other historical and current information concerning K2’s and Jarden’s respective businesses, financial performances and conditions, operations, management, competitive positions and prospects;

•

the advice of J.P. Morgan, financial advisors to the K2 board of directors, which was based on, among other things, the use of a number of different valuation methodologies, comparable transaction analyses as well as consideration of strategic alternatives;

•

the opinion of Blackstone, delivered to the K2 board of directors, dated April 24, 2007, which provides that, as of that date and based on and subject to the assumptions, qualifications and limitations described in the opinion, the merger consideration to be received by K2 stockholders pursuant to the merger agreement is fair to the holders of K2 common stock from a financial point of view. A copy of the written opinion of Blackstone, dated April 24, 2007, which discusses the procedures followed, assumptions made, matters considered and the limitations of the reviews undertaken by Blackstone in connection with its opinion, is attached as Annex C to this proxy statement/prospectus. K2 stockholders are urged to read the Blackstone opinion in its entirety. See “—Opinion of K2’s Financial Advisor” beginning on page 53 of this proxy statement/prospectus;

•

the K2 board’s determination, after consultation with K2’s management and financial advisors who reviewed with Jarden its financial ability to consummate the merger, that Jarden had secured commitments for financing, which, together with Jarden’s cash and cash equivalents, will be sufficient to pay the merger consideration and all related fees and expenses on the closing date of the merger;

•	the results of the due diligence review of Jarden’s business, finances and operations; and

•	the terms and conditions of the merger agreement, including:

•

the fact that the merger agreement includes provisions that permit K2 to respond in circumstances specified in the merger agreement to proposals for an acquisition of K2, subject to compliance with the terms of the merger agreement, and that permit K2 to terminate the merger agreement to accept a competing offer under certain circumstances, subject to the payment of a termination fee;

•

the fact that the merger agreement is not subject to termination by Jarden solely as a result of any failure by K2 to meet internal projections or forecasts or published revenue or earnings predictions, any change, event or effect from entering into or the public announcement of the transactions contemplated by the merger agreement or any decrease in the trading price or volume of K2 common stock;

•	the limited number and nature of the conditions to Jarden’s obligation to close the merger, including that the completion of the merger is not conditioned upon Jarden obtaining financing; and

•

the determination that the cash portion of the merger consideration represents 70% of the aggregate consideration, together with the stock component of the merger consideration that is subject to an exchange ratio collar mechanism that provides a stable value for a portion of the merger consideration within a relatively broad trading band for Jarden common stock, and thereby mitigates fluctuations caused by near-term market volatility for Jarden common stock.

K2’s board of directors also considered the potential risks of the merger, including the following:

•

the risk of a decrease in the trading price of Jarden common stock between signing the merger agreement and the closing of the merger that would reduce the aggregate value of the merger consideration K2 stockholders would receive upon the closing of the merger, which is mitigated in part by the fact that 70% of the merger consideration is in cash and the stock component of the merger consideration is subject to a collar mechanism designed to provide greater certainty with respect to the value of the stock component at closing;

•

the risk of non-consummation of the merger, the risk that K2 might not be able to achieve a value comparable to the value prescribed by the merger in the foreseeable future, and the risk of deterioration of K2’s business whether or not the merger closes;

•

the K2 board’s decision not to undertake an auction of K2 (out of a concern, among other things, over the potential harm to K2’s business) could mean that potential competing acquirors with a desire to acquire K2 may not have been contacted, although K2’s board of directors believed this risk was mitigated by, among other things, the terms of the merger agreement, which includes a “fiduciary out” entitling K2 to terminate the merger agreement under circumstances specified in the merger agreement, and the fact that K2’s board of directors believed that its contacts with certain potential acquirors indicated that a competing offer at a comparable or higher price was unlikely;

•

the interests of certain K2 executive officers and directors as described in the section entitled “—Interests of K2 Directors and Officers in the Merger,” beginning on page 63 of this proxy statement/prospectus;

•

the challenges and costs of combining the two businesses and the substantial expenses to be incurred in connection with the merger, including financial advisor fees of approximately $4,500,000 to be paid to J.P. Morgan and $1,000,000 to be paid to Blackstone, as well as accounting, legal and other fees required to complete the merger, and that delays or difficulties in completing the integration could adversely affect the combined company’s operating results and preclude the achievement of some benefits anticipated from the merger;

•

the potential loss of customers of either company as a result of any such customer’s unwillingness to do business with the combined company as well as market confusion and business disruptions as a result of the integration process;

•	the possible loss of key management or technical or other personnel of either Jarden or K2 as a result of the management and other changes that will be implemented in integrating the businesses;

•	the potential risks and difficulties of integrating K2’s and Jarden’s respective businesses;

•	the risk of diverting management’s attention from other strategic priorities to implement merger integration efforts;

•	the terms of the merger agreement restricting the conduct of K2’s business during the period between the signing of the merger agreement and the completion of the merger;

•

the requirement that K2 pay to Jarden a termination fee of $27,500,000 plus expenses up to $1,000,000, including reasonable legal fees, if the merger agreement is terminated under circumstances specified in the merger agreement, which may require other interested parties to pay that additional amount (over and above the price to be paid by Jarden in the merger) in connection with a competing acquisition proposal, as described in the section entitled “The Merger Agreement—Termination Fees and Expenses” beginning on page 89 of this proxy statement/prospectus;

•	the risk that anticipated product synergies and cost savings will not be realized; and

•	other risks as described above under “Risk Factors” beginning on page 19 of this proxy statement/prospectus.

The foregoing discussion of the factors and risks considered by K2’s board of directors is not intended to be exhaustive but summarizes the material factors and risks considered by K2’s board of directors in making its recommendation. In view of the wide variety of factors and risks considered in connection with its evaluation of the merger and the complexity of these matters, K2’s board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors and risks. In addition, K2’s board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to K2’s board of directors’ ultimate determination; rather, K2’s board of directors conducted an overall analysis of the factors described above, including discussions with and questioning of K2’s management team and K2’s legal and financial advisors. In considering the factors and risks described above, individual members of K2’s board of directors may have given different weight to different factors and risks.

K2’s board of directors conducted an overall analysis of the factors and risks described above, including thorough discussions with, and questioning of, K2’s management and K2’s legal and financial advisors. K2’s board of directors concluded that certain of the risks could be managed or mitigated and that, on balance, the potential benefits of the merger outweighed the risks of the merger.

Based on the totality of the information presented, K2’s board of directors unanimously determined that the merger agreement and the transactions contemplated thereby, including the merger, were advisable, fair to, and in the best interests of K2 and its stockholders, and voted to approve the merger agreement and the merger, the voting agreement and the amendment to the K2 rights plan. Accordingly, K2’s board of directors unanimously recommends that the K2 stockholders vote “FOR” the adoption of the merger agreement and the approval of the merger and the transactions contemplated thereby.

Consideration of the Merger by Jarden

Jarden’s Reasons for the Merger

Jarden’s board of directors believes that the acquisition of K2 represents an opportunity to enhance value for Jarden stockholders. The decision of Jarden’s board of directors to enter into the merger agreement was the result of careful consideration by the board of directors of numerous factors. Significant factors considered by the Jarden board of directors include, among others:

•	the Jarden board of directors’ assessment of the complementary strengths of each of the companies and the experience of Jarden integrating acquired companies;

•

K2’s presence in outdoor products and the opportunity to build a platform for Jarden’s Outdoor Solutions business segment with K2’s strong portfolio of niche brands, complementing Jarden’s Coleman®, Campingaz® and Pure Fishing brands;

•	K2’s strong market positions in global niche consumer products;

•

the opportunity for Jarden to leverage K2’s well developed in-house licensing program, which Jarden believes will, when coupled with Jarden’s portfolio of premier, branded consumer products, lead to a focused licensing strategy that is expected to result in additional revenue sources for Jarden;

•	the benefit to Jarden’s customers, including Jarden’s ability to provide a broader product offering;

•	the potential opportunities for:

•	cross-selling from leveraging Jarden’s global sales force and relationships;

•	cost reduction through integration savings and rationalization of operations;

•	international growth; and

•	expanded distribution channels for Jarden’s products;

•	the expected larger public float and greater liquidity with respect to Jarden’s common stock following the merger as a result of the issuance of shares of Jarden common stock in the merger;

•	the Jarden board of directors’ assessment of the current and prospective economic and competitive environment facing Jarden;

•

K2’s obligation to pay a termination fee of up to $27,500,000 and to reimburse Jarden for expenses, including reasonable legal fees, incurred (up to $1,000,000) in connection with the merger, under the circumstances described in the merger agreement; and

•

Jarden’s review, based in part on the due diligence review of the financial condition, results of operations, businesses and prospects of each of Jarden and K2 and after giving effect to the merger transaction, and the determination of the merger transaction’s effect on stockholder value.

Jarden’s board of directors also identified and considered a variety of risks and potentially negative factors in its deliberations concerning the merger, including:

•	the risk that the potential benefits and synergies of the merger may not be realized;

•	the possibility that the merger may not be consummated, even if approved by K2’s stockholders;

•

the risk that another company might make a more favorable offer for K2, potentially causing Jarden to expend resources in pursuing the merger, especially given the delay between the execution of the merger agreement and the completion of the merger;

•	the significant costs involved in consummating the merger;

•	the possibility that key employees of K2 would not choose to remain employed by the combined company;

•

the risk of management and employee disruption associated with merging two organizations, including the diversion of management’s attention and the risk that despite the efforts of the combined company, key technical, sales and management personnel might not remain employed by the combined company, especially given the competition for quality personnel in the industry; and

•	the other risks described under the section of this document entitled “Risk Factors” beginning on page 19 of this proxy statement/prospectus.

Jarden’s board of directors did not believe that the negative factors were sufficient, individually or in the aggregate, to outweigh the potential advantages of the merger.

This discussion of the information and factors considered by Jarden’s board of directors is not intended to be exhaustive. In view of the wide variety of the material factors considered in connection with Jarden’s evaluation of the merger and the complexity of these matters, Jarden’s board of directors did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to the various factors considered. In addition, Jarden’s board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the board of directors’ ultimate determination; rather, Jarden’s board of directors conducted an overall analysis of the factors described above, including discussions with and questioning of Jarden’s management team and Jarden’s legal and financial advisors. In considering the factors described above, individual members of Jarden’s board of directors may have given different weight to different factors.

There can be no assurance that any of the potential savings, synergies or opportunities considered by Jarden’s board of directors or any increase in stockholder value actually will be achieved through consummation of the merger. See the section entitled “Risk Factors” beginning on page 19 of this proxy statement/prospectus.

Opinion of K2’s Financial Advisor

Blackstone has acted as a financial advisor to K2 in connection with the transaction contemplated by the merger agreement. The board of directors of K2 selected Blackstone based on Blackstone’s experience, reputation and familiarity with the business of K2. Blackstone is an internationally recognized investment banking firm and is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts and valuations for corporate and other purposes.

In connection with Blackstone’s engagement, K2 requested that Blackstone evaluate the fairness, from a financial point of view, of the consideration to be received by the holders of K2 common stock in the merger. On April 24, 2007, at a meeting of the board of directors of K2, Blackstone delivered an oral opinion, which was subsequently confirmed in a written opinion, dated April 24, 2007, to the effect that, as of that date and based on and subject to the assumptions, limitations and qualifications described in its written opinion, the merger consideration to be received by the holders of K2 common stock in the merger was fair, from a financial point of view, to such holders.

The full text of Blackstone’s written opinion, dated April 24, 2007, to the board of directors of K2, which sets forth the assumptions made and limitations and qualifications on the scope of review undertaken by Blackstone, is attached as Annex C to this proxy statement/prospectus. Holders of K2 common stock are urged to read this opinion in its entirety. Blackstone’s opinion is addressed to the board of directors of K2 and relates only to the fairness, from a financial point of view, to the holders of K2 common stock of the consideration to be received in the merger. Blackstone’s opinion does not constitute a recommendation to any stockholder of K2 as to how such stockholder should vote or act on any matter relating to the adoption of the merger agreement or any other matter. The summary of Blackstone’s opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Blackstone’s opinion.

In arriving at its opinion, Blackstone, among other things:

•	reviewed certain publicly available information concerning the business, financial condition and operations of K2 and Jarden that Blackstone believed to be relevant to its inquiry;

•	reviewed certain internal information concerning the business, financial condition and operations of K2 and Jarden that Blackstone believed to be relevant to its inquiry;

•	reviewed certain internal financial analyses, estimates and forecasts relating to K2 and Jarden prepared and furnished to Blackstone by the management of K2 and Jarden;

•	reviewed the publicly reported historical prices and trading activity for K2 common stock and Jarden common stock;

•	reviewed the merger agreement and voting agreement;

•	held discussions with members of senior management of K2 and Jarden concerning K2’s and Jarden’s business, operating environment, financial condition, prospects and strategic objectives;

•

reviewed certain publicly available financial and stock market data with respect to certain other companies in lines of businesses that Blackstone believed to be generally comparable to those of K2 and Jarden;

•	compared the financial terms of the merger with the publicly available financial terms of certain other transactions that Blackstone believed to be generally relevant;

•	performed discounted cash flow analyses utilizing financial information prepared by K2 and Jarden;

•	performed an illustrative leveraged buyout analysis of K2;

•	discussed with the management of K2 and Jarden the strategic rationale for the merger and expected financial and operational benefits of the merger;

•	reviewed the potential pro forma impact of the merger; and

•	conducted such other financial studies and analyses, and considered such other information as Blackstone deemed necessary or appropriate for purposes of rendering its opinion.

In preparing its opinion, Blackstone relied, without assuming responsibility for independent verification, upon the accuracy and completeness of all financial and other information that is available from public sources and all projections and other information provided to Blackstone by K2 and Jarden or otherwise reviewed by or for Blackstone. Blackstone assumed that the financial and other projections and pro forma financial information prepared by K2 and Jarden, and the assumptions underlying those projections and such pro forma information, including the amounts and the timing of all financial and other performance data, were reasonably prepared and represented management’s best estimates as of the date of their preparation. Blackstone expressed no view as to such analyses or forecasts or the assumptions on which they were based. Blackstone further relied upon the assurances of the management of K2 and Jarden that they were not aware of any facts that would make the information and projections provided by them inaccurate, incomplete or misleading. In addition, Blackstone did not make an independent evaluation or appraisal of the assets and liabilities (contingent or otherwise) of K2 or Jarden or any of their respective subsidiaries, and Blackstone was not furnished with any evaluation or appraisal.

In addition, Blackstone also relied, without assuming responsibility for independent verification, upon the views of the management of K2 and Jarden relating to the strategic, financial and operational benefits and operating cost savings (including the amount, timing and achievability) anticipated to result from the combination of the operations of K2 and Jarden.

Blackstone assumed that the transaction contemplated by the merger agreement and related agreements would be consummated in accordance with their terms and conditions, without waiver, modification or amendment of any term, condition or agreement material to its analyses and that, in the course of obtaining the necessary regulatory or third-party approvals and consents for the transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on K2, Jarden or the contemplated benefits of the transaction material to its analyses.

Blackstone did not express any opinion as to the impact, following the merger, of the transaction on the solvency or viability of K2, or the ability of K2 to pay its obligations when they become due, or as to what the value of shares of Jarden common stock will be when issued to holders of shares of K2 common stock, or the prices at which shares of K2 common stock, or shares of Jarden common stock will trade at any time.

Blackstone’s opinion did not address the relative merits of the transaction as compared to other business strategies or transactions that might be available to K2 or the underlying business decision of K2 to effect the transaction nor does Blackstone’s opinion constitute a recommendation to any K2 stockholder as to how such stockholder should vote or act with respect to the transaction or any other matter.

Blackstone’s opinion was necessarily based upon information made available to Blackstone as of the date of the opinion and on market, economic, financial and other conditions as they existed and could be evaluated as of the date of the opinion. Blackstone assumes no responsibility to update or revise its opinion based on circumstances or events occurring after the date of the opinion.

Blackstone has acted as financial advisor to K2 with respect to the merger and has received a fee of $1,000,000 for its services. The fee was not contingent on the conclusions reached in the opinion or completion of the merger. In addition, K2 has agreed to reimburse Blackstone for out-of-pocket expenses and to indemnify Blackstone for certain liabilities arising out of the performance of such services (including, the rendering of its opinion). In the ordinary course of Blackstone’s and Blackstone’s affiliates’ businesses, Blackstone and its affiliates may actively trade or hold the securities of K2 or Jarden for its own account or for others and, accordingly, may at any time hold a long or short position in the securities.

Financial Analyses of Blackstone

The following is a summary of the material financial analyses underlying Blackstone’s opinion, dated April 24, 2007, delivered to K2’s board of directors in connection with the merger. The following summary, however, does not purport to be a complete description of the financial analyses performed by Blackstone. The order of analyses described does not represent relative importance or weight given to those analyses by Blackstone. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Blackstone’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 23, 2007, and is not necessarily indicative of current market conditions.

Historical Stock Trading Prices and Implied Premiums. Blackstone reviewed the historical trading prices and volumes for K2 common stock for the two-year period ended April 18, 2007 in order to compare those prices with the per share merger consideration provided in the merger. In addition, Blackstone analyzed the per share merger consideration in relation to the closing share price of K2 common stock on April 18, 2007 and the average market prices of K2 common stock for the 10-day, four-week, six-month, one-year and two-year periods ended April 18, 2007.

The per share merger consideration was assumed to be $15.50, which represents the sum of the cash consideration of $10.85 and the implied stock consideration of $4.65, based on the product of the assumed exchange ratio of 0.111 and the 10-day average share price of Jarden common stock of $41.89 on April 18, 2007.

The results of this analysis indicated that the implied merger consideration of $15.50 per share provided for in the merger represents the following premiums over the closing share price or average closing share price of K2 common stock for the periods listed below:

Period	Implied Premium
As of April 18, 2007	22.7%
10-Day Average	22.7%
4-Week Average	25.9%
6-Month Average	21.7%
1-Year Average	29.2%
2-Year Average	30.8%

Blackstone reviewed certain publicly available information related to selected transactions in order to compare the premiums implied by the merger consideration provided for in the merger with the premiums implied by the consideration paid by acquirers in the selected transactions. Blackstone selected and analyzed certain public transactions that were valued between $500 million and $1.5 billion and announced since 2002.

For each of the selected transactions, Blackstone calculated the premiums paid by the acquirer by comparing the per share purchase price in each transaction to the four-week prior trading price of the acquired company prior to the date of the public announcement of the transactions.

The results of this analysis indicate that the mean of the premiums paid by acquirers in the selected transactions was approximately 27.2% compared to the implied transaction premium to K2’s four-week average share price (25.9%) and to K2’s one-year and two-year average share price (29.2% and 30.8%, respectively).

Selected Transactions Analysis. Blackstone analyzed certain publicly available information relating to the following selected business combination transactions which involved companies in the sporting equipment and technical apparel industries since June 2002 with a deal value between approximately $100 million and $1 billion:

			Total Enterprise Value (“TEV”) as a Multiple of LTM:
Target	Acquirer	TEV	Revenue		EBITDA
Russell Corp.	Berkshire Hathaway	$1,052.6	0.7	x	7.2	x
Easton Sports, Inc.	Riddell Bell Holdings	381.5	1.6		9.6
Saucony	Stride Rite	141.2	0.9		7.1
Salomon	Amer Sports	609.0	0.7		13.9
Reef	VF Corp	188.0	2.5		11.5
Rossignol	Quiksilver	514.0	0.8		11.1
Brooks Sports	Russell Corp.	115.0	1.2		9.2
Pelican Products	Behrman Capital	200.0	2.4		9.5
Thule	Candover	595.0	1.7		10.8
Bell Sports	Fenway Partners	240.0	1.2		9.1
The Hockey Company	Reebok	324.0	1.4		8.5
Vans, Inc.	VF Corp	328.3	0.9		15.0
DC Shoes	Quiksilver	97.7	0.9		7.9
True Temper	Gilbert Global Equity Partners	284.0	2.5		8.0
Sportcraft	Wasserstein & Co.	130.0	0.9		7.5
CamelBak	Bear Stearns Merchant Banking	210.0	2.6		8.8
Converse	Nike	305.0	1.4		7.8
Riddell Group	Fenway Partners	141.0	1.4		7.7
Varsity Brands	Leonard Green	130.9	0.8		6.9
Gen-X Sports	Huffy	106.3	0.8		8.6

	Mean		1.4	x	9.3	x
	Median		1.2	x	8.7	x

The purpose of this analysis was to compare selected transaction multiples implied by the aggregate consideration provided for in the merger with the corresponding multiples implied by the aggregate consideration paid in the selected transactions. The financial measure used for purposes of this comparison was selected based on Blackstone’s review of the financial and operational characteristics of the target companies in the selected transactions and K2. For each of the selected transactions, Blackstone reviewed the aggregate consideration paid by the acquirer, which was calculated to include the net debt assumed by the acquirer, and selected financial information of the target companies. Blackstone calculated the multiple implied by the aggregate consideration paid in each of the selected transactions in relation to the earnings before interest, taxes, depreciation and amortization, or EBITDA, of the target company for the latest 12 months, or LTM, ended prior to the announcement of the relevant transaction. The resulting multiple from this calculation, which is referred to as the LTM EBITDA multiple, for each of the selected transactions was then compared with the LTM EBITDA multiple for K2 implied by the aggregate consideration proposed to be paid in the merger. The aggregate consideration in the merger was calculated based on the implied per share equity consideration of $15.50 and K2’s net debt as of December 31, 2006. The financial information for the selected transactions and target companies was based on publicly available information and company management. The financial information for K2 was based on K2’s management’s estimates.

As presented in the following table, this analysis yielded an LTM EBITDA multiple range of 6.9x to 15.0x for the selected transactions, as compared to the LTM EBITDA multiple of 9.5x implied by the merger:

Transaction	Aggregate Consideration/ LTM EBITDA
Selected Transactions Mean	9.3x
Selected Transactions Median	8.7x
Implied Merger Multiple	9.5x

K2 Selected Companies Analysis. Blackstone reviewed and compared certain financial information for K2 to corresponding financial information for the following publicly traded companies in the equipment and technical apparel industries:

K2 Comparable Companies
Lower Growth, Lower Margin Companies
• Arctic Cat
• Brunswick
• Head NV
• Nautilus

Higher Growth, Higher Margin Companies
• Amer Sports
• Callaway Golf
• Oakley
• Quiksilver

Although none of the selected companies is directly comparable to K2, the companies reviewed in this analysis were selected because they are publicly traded companies with operations that, for purposes of this analysis, may be considered similar to certain operations of K2. Blackstone believes that, of the selected comparable companies analyzed, the financial and operating characteristics of K2 are most comparable to the Lower Growth, Lower Margin set of companies. There are broadly three main considerations as to why K2 is more relevant to the Lower Growth, Lower Margin set of comparables: (1) category size; (2) company growth profile; and (3) underlying margin profile. In Blackstone’s opinion, K2 operates in a wide range of categories that are, for the most part, relatively small. K2’s growth profile is more comparable to the Lower Growth, Lower Margin set. K2’s sub-10% EBITDA margin is roughly in-line with this set, and at a discount to the Higher Growth, Higher Margin group.

The purpose of this analysis was to compare selected multiples and ratios for K2, including the multiples and ratios derived for K2 based on the implied merger consideration provided for in the merger, with the corresponding multiples and ratios for the selected companies implied by their closing stock prices. The multiples and ratios used for purposes of this comparison were selected based on Blackstone’s review of the financial and operational characteristics of K2 and the selected companies. The multiples and ratios for K2 were calculated based on the implied merger consideration of $15.50 per share and K2’s share price of $12.63 as of April 18, 2007. The financial information and implied multiples of selected companies were calculated using the closing prices of the common stock of the selected companies as of April 18, 2007 and, in the case of the selected companies, based on publicly available filings and median estimates provided by the Institutional Brokerage Estimate System, or IBES (a data service that compiles estimates issued by securities analysts and makes such estimates publicly available). The financial information and implied multiples and ratios of K2 were based on financial information provided by K2’s management. With respect to K2 and the selected companies, Blackstone calculated, among other things:

•	the enterprise value, which is the sum of equity value plus net debt as a multiple of its respective actual calendar year 2006 and estimated calendar year 2007 EBITDA; and

•	the per share price as a multiple of the estimated earnings per share, or EPS, for calendar year 2007.

This analysis yielded the following multiples for the selected companies, as compared to the corresponding multiples for K2 implied by the selected closing stock prices of K2 and by the implied merger consideration of $15.50 per share provided for in the merger:

	Enterprise Value/ EBITDA		Per Share Price/EPS
	CY2006A	CY2007E	CY2007E
Company
K2
Based on the implied merger consideration	9.5x	8.9x	16.7x
Based on closing stock price on April 18, 2007	8.2x	7.7x	13.6x

Selected Companies
Arctic Cat	4.7x	5.5x	19.9x
Brunswick	5.7x	6.6x	18.1x
Head NV	6.1x	6.4x	21.7x
Nautilus	8.2x	7.9x	16.0x

Mean	6.2x	6.6x	18.9x

Illustrative Leveraged Buyout Analysis. Blackstone performed a leveraged buyout analysis of K2 to derive an estimated per share equity valuation range. This analysis seeks to determine a range of implied values for K2 by determining the value an acquirer could pay for K2 in a leveraged buyout transaction and generate targeted rates of return. In performing this analysis, Blackstone analyzed the cash flows related to K2’s operations for the period of December 31, 2006 through December 31, 2011 using K2 management’s estimates. This analysis assumed (i) a 5-year holding period; (ii) a target internal rate of return (“IRR”) of 20%-25%; (iii) leverage capacity of 5.75x on 2006 EBITDA; and (iv) exit assumptions based on a terminal valuation of K2 management’s estimates for year 2011 on EBITDA of 7.5x to 8.5x. Based on these assumptions and sensitivity analyses to such assumptions, the leveraged buyout analysis resulted in an implied equity value per share of common stock that ranged from $11.50 to $13.00, as compared to the implied consideration per common share of $15.50 to be paid in the proposed merger.

K2 Discounted Cash Flow Analysis. In performing its valuation, Blackstone typically includes a discounted cash flow analysis. In order to further test the financial projections, discount rate and terminal EBITDA multiple, Blackstone included a sensitivity analysis of these “drivers”. Blackstone often develops these sensitivity analyses in its valuations.

Blackstone performed a discounted cash flow analysis in order to derive implied per share equity reference ranges for K2. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting such future cash flows or amounts by a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors. Blackstone performed a discounted cash flow analysis for K2 by adding (1) the present value of K2’s projected after-tax unlevered free cash flows for fiscal years 2007 through 2011 to (2) the present value of the “terminal value” of K2 as of 2011. “Terminal value” refers to the value of all future cash flows from an asset at a particular point in time. Financial information for K2 was based on K2’s management’s estimates.

In performing the discounted cash flow analyses of K2, Blackstone applied discount rates ranging from 10.5% to 12.5% to the projected free cash flows for fiscal years 2007 through 2011 and to the implied terminal values for K2 to calculate their implied present values. Blackstone’s discount rate is based on a weighted average cost of capital (“WACC”) in which the set of companies evaluated in the Comparable Company analysis was used as a peer group. This analysis resulted in a WACC of approximately 11.5% for K2. Blackstone deemed it appropriate to perform a sensitivity analysis and selected a discount rate range of 10.5% to 12.5%. The range of discount rates was derived based on the WACC estimated for K2. Blackstone calculated terminal values for K2 based on terminal EBITDA multiples ranging from 7.5x to 8.5x. Blackstone believes that the 7.5x to 8.5x multiple range is appropriate as it represents a balance between the most relevant publicly traded comparable company valuation multiples and the valuation multiples in precedent change-of-control transactions.

Blackstone also performed sensitivity analyses to the results of its discounted cash flow analysis of K2 based on the adjusted projected free cash flows for fiscal years 2007 through 2011, which were derived by applying fixed, hypothetical EBITDA margins each year from 2007 through 2011 ranging from 8.7% to 9.5% (based on financial forecasts provided by K2’s management) to a range of estimated sales growth rates of K2 for those years. The implied terminal values were derived based on projected terminal EBITDA of $166.4 million. The adjusted projected free cash flows and implied terminal values were then discounted to calculate their implied present values by applying discount rates ranging from 10.5% to 12.5%. Blackstone then derived the implied per share equity reference ranges for K2.

Based on these assumptions and sensitivity analyses to such assumptions, the discounted cash flow analysis resulted in an implied equity value per share of common stock that ranged from $11.50 to $13.50, as compared to the implied consideration per common share of $15.50 to be paid in the proposed merger.

Jarden Selected Companies Analysis. Blackstone reviewed and compared certain financial information for Jarden to corresponding financial information for the following publicly traded companies in the home goods industry:

Jarden Comparable Companies
• Newell Rubbermaid
• Helen of Troy
• Church & Dwight
• Clorox
• Tupperware Brands

Although none of the selected companies is directly comparable to Jarden, the companies reviewed in this analysis were selected because they are publicly traded companies with operations that, for purposes of this analysis, may be considered similar to certain operations of Jarden.

The financial information and implied multiples and ratios of Jarden and the selected companies were calculated using Jarden’s closing stock price of $42.90 and the closing prices of the common stock of the selected companies, each as of, April 18, 2007 and, in the case of the selected companies, based on publicly available filings and median estimates provided by IBES. The financial information and implied multiples and ratios of Jarden were based on financial information provided by Jarden’s management and, in the case of EPS ratios, IBES. With respect to Jarden and the selected companies, Blackstone calculated, among other things:

•	the enterprise value, which is the sum of equity value plus net debt as a multiple of its respective actual calendar year 2006 and estimated calendar year 2007 EBITDA; and

•	the per share price as a multiple of EPS, for calendar year 2007.

This analysis yielded the following multiples for Jarden and the selected companies:

	Enterprise Value/ EBITDA		Per Share Price/EPS
	CY2006A	CY2007E	CY2007E
Company
Jarden	10.5x	9.5x	16.5x

Selected Companies
Newell Rubbermaid	11.7x	11.1x	17.6x
Helen of Troy	11.3x	9.9x	12.3x
Church & Dwight	13.4x	12.2x	21.8x
Clorox	11.2x	10.9x	19.1x
Tupperware Brands	9.9x	8.6x	14.4x

Mean	11.5x	10.5x	17.1x

Jarden Discounted Cash Flow Analysis. Blackstone also performed a discounted cash flow analysis in order to derive implied per share equity reference ranges for Jarden, utilizing Jarden management’s estimates. In performing the discounted cash flow analysis of Jarden, Blackstone applied discount rates ranging from 8.0% to 10.0% to the projected free cash flows for fiscal years 2007 through 2011 and implied terminal values. The range of discount rates was derived based on the weighted average cost of capital estimated for Jarden. Blackstone calculated the implied terminal values for Jarden by applying exit multiples ranging from 8.5x to 9.5x to the estimated fiscal year 2011 EBITDA for Jarden. Blackstone then derived implied per share equity reference ranges for Jarden. A similar methodology was used to derive the terminal EBITDA multiple for Jarden. Jarden’s lower growth, lower margin profile, along with its disparate product lines, suggest that it would trade at a modest discount (approximately 10%) to its home goods peers. Blackstone performed a weighted average cost of capital (WACC) analysis to derive its discount rate range for both K2 and Jarden. Due to the difference in profiles of the comparable company set used in the WACC analysis and the relative market capitalizations of K2 and Jarden, the respective discount rate ranges were chosen.

Based on these assumptions and sensitivity analyses to the assumptions, the discounted cash flow analysis resulted in an implied equity value per share of common stock that ranged from $42 to $48 per share, as compared to the closing share price of Jarden’s common stock of $42.90 on April 18, 2007.

Historical Exchange Ratio Analysis. Blackstone analyzed the exchange ratio between Jarden common stock and K2 common stock for the current-day, one-month, three-month, six-month, one-year and two-year periods ended April 18, 2007. The exchange ratio implied by the implied merger consideration of $15.50 per share provided for in the merger is a premium to the historical average exchange ratio between the shares of common stock of K2 and Jarden.

This analysis yielded the following ratios for K2 and Jarden:

	Offer Price (1)	Current Price	1-Month Average	3-Month Average	6-Month Average	1-year Average	2-year Average
Jarden Stock Price	$41.89	$42.90	$39.71	$37.99	$36.82	$33.88	$33.60
K2 Stock Price	$15.50	$12.63	$12.35	$12.11	$12.74	$12.00	$11.85
Adjusted K2 Stock Price (2)	$4.65	$3.79	$3.71	$3.63	$3.82	$3.60	$3.56
Adjusted Exchange Ratio	0.111x	0.088x	0.094x	0.096x	0.104x	0.107x	0.107x

(1)	Offer Price based on the 10-day average share price of Jarden common stock as of April 18, 2007.

(2)	Implies a 0.111 exchange ratio based on the Offer Price and a 30% stock offer.

Pro Forma Merger Analysis. Blackstone performed a pro forma analysis in order to review the potential financial impact of the merger on Jarden using estimates for K2 and Jarden prepared by Jarden’s management. For each of the fiscal years 2007 and 2008, Blackstone compared the projected EPS of Jarden common stock, on a standalone basis, to the projected EPS of the common stock of the combined company. This analysis indicated that the proposed merger could be accretive to Jarden’s stockholders on an EPS basis in each of the fiscal years 2007 and 2008. The table below summarizes the pro forma merger analysis.

Jarden Acquires K2 @ $15.50/share 70% Cash / 30% Stock ($ in millions, except per share data)
2008E Synergies	% of K2 Sales	2008E Acc / (Dil) %	2008E Acc / (Dil) %
$0.0	0/0%	5.3%	$0.16
$10.0	1.6%	8.0%	$0.24
$20.0	3.3%	10.7%	$0.32

	Management Forecast 2007E	Median of Street Analyst Estimates 2008E
Jarden Stand-alone EPS(1)	$2.88	$2.97
Jarden Stand-alone Adjusted Net Income	$204.5	$215.5

Adjustments
Plus: K2 Standalone Adjusted Net Income	$50.4	$57.6
Plus: After-tax Synergies	$3.2	$12.7
Less: Net After-tax Interest Expense	$26.7	$26.7

Jarden Diluted Shares	71.1	72.6
Shares Issued from Transaction	6.2	6.2

Pro Forma Combined Net Income	$231.4	$259.2
Pro Forma EPS	$2.99	$3.29

Accretion / Dilution $	$0.12	$0.32
Accretion / Dilution %	4.0%	10.7%

Pro Forma Jarden Ownership	91.9%	92.1%
Pro Forma K2 Ownership	8.1%	7.9%

(1)	Transaction fees include financing fees, M&A Fees, debt tender costs and costs associated with change-of-control.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Blackstone’s opinion. In arriving at its fairness determination, Blackstone considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Blackstone made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to K2 or Jarden or the contemplated transaction.

Blackstone prepared these analyses for purposes of providing its opinion to the K2 board of directors as to the fairness, from a financial point of view, of the consideration to be received by the holders of the shares of K2 common stock in the merger pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of K2, Jarden, Blackstone or any other person assumes responsibility if future results are materially different from those forecast.

As described above, Blackstone’s opinion to the K2 board of directors was one of many factors taken into consideration by the K2 board of directors in making its determination to approve the merger agreement and the merger. Blackstone did not recommend any specific amount of consideration to K2 or its board of directors or that any specific amount of consideration constituted the only appropriate consideration for the merger. The foregoing summary does not purport to be a complete description of the analyses performed by Blackstone in connection with its opinion and is qualified in its entirety by reference to the written opinion of Blackstone attached to this proxy statement/prospectus as Annex C.

Information Provided by K2 to Blackstone. K2’s management provided Blackstone with the following financial forecast information:

•	estimated 2007 net sales of approximately $1.5 billion, which is consistent with the guidance that K2 provided in its current report on Form 8-K filed with the SEC on March 7, 2007;

•	estimated annual revenue growth of approximately 3.9% per year from 2008 through 2011, which is consistent with the historical annual growth rate of the sporting goods market;

•	estimated annual operating margin improvement of .175% in 2008 and .200% through 2011; and

•	estimated 2007 diluted GAAP earnings per share of $0.74, which is consistent with the guidance that K2 provided in its current report on Form 8-K filed with the SEC on March 7, 2007.

K2 does not as a matter of course make public any projections as to future performance or earnings beyond one year, and the projections set forth above are included in this proxy statement/prospectus only because this information was provided to Blackstone. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present results of operations in accordance with generally accepted accounting principles, and K2’s independent auditors have not examined or compiled the projections and accordingly assume no responsibility for them.

K2’s internal financial forecasts (upon which these projections were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments. The projections were based on a number of assumptions that may not be realized and are subject to significant uncertainties and contingencies, many of which are beyond the control of K2. Some of these factors are considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, see the section entitled “Cautionary Note Regarding Forward-Looking Statements” beginning on page 35, and other risk factors are disclosed in K2’s filings with the SEC. It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections. The inclusion of the projections herein should not be regarded as an indication that any of K2, Blackstone or Jarden or their respective representatives considered or consider the projections to be predictive of actual future events, and the projections should not be relied upon as such.

K2 believes that the projections were reasonable at the time they were made; however, K2 stockholders should not assume that the projections will continue to be accurate or reflective of K2 management’s view at the time K2 stockholders consider whether to vote for the merger. The projections were disclosed to Blackstone and its representatives as a matter of Blackstone’s due diligence, and are included in this proxy statement/prospectus on that account. None of K2, Blackstone or Jarden or any of their respective representatives has made or makes any representation to any former, current or future security holder regarding the ultimate performance of K2 compared to the information contained in the projections, and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.

Interests of K2 Directors and Officers in the Merger

In considering the recommendations of K2’s board of directors to vote to adopt the merger agreement and to approve the merger, K2 stockholders should be aware that some of the directors and executive officers of K2 have interests in the merger that are different from, or in addition to, the interests of K2 stockholders generally. The K2 board of directors was aware of these matters and considered them, among other matters, in recommending and approving the merger.

As a result of these interests, the directors and executive officers discussed below could be more likely to vote to adopt the merger agreement and to approve and authorize the merger than if they did not hold these interests, and may have reasons for doing so that are not the same as the interests of K2 stockholders generally. K2 stockholders should consider whether these interests may have influenced these directors’ and officers’ decision to support or recommend the merger.

Post-Merger Board Membership

In connection with the merger, the members of the K2 board of directors will cease to serve as directors. However, Jarden has agreed to cause Richard J. Heckmann to be elected or appointed as a director of Jarden at the next scheduled meeting of the board of directors of Jarden subsequent to the effective time of the merger.

Employment Agreements

The following directors and executive officers of K2 are parties to employment agreements with K2, certain provisions of which are summarized below: Richard J. Heckmann, J. Wayne Merck, Dudley W. Mendenhall, John J. Rangel and Monte H. Baier.

Richard J. Heckmann. Mr. Heckmann’s employment agreement, dated as of February 12, 2007, entitles him to receive, upon termination of his employment without cause (as defined below) or upon his resignation for good reason (as defined below) within four (4) months before or twelve (12) months following a change in control of K2, payments totaling approximately $4,377,765. These payments consist of (i) his base salary and any accrued and unused vacation benefits earned through the date of termination (such vacation benefits estimated at $87,115), (ii) continued payment of his base salary of $755,000 (measured by the greater of his base compensation in effect on the date of termination and his base compensation immediately prior to the change in control) until the end of the period following the termination of his employment equal to 2.99 years and (iii) monthly payments during the 2.99 years totaling $2,033,200 (measured by one-twelfth of the greatest of (a) the average of the three (3) annual bonuses paid to Mr. Heckmann prior to the date of termination, (b) the last annual bonus paid to Mr. Heckmann prior to the date of termination, (c) the average of the three (3) annual bonuses paid prior to the date of the change in control and (d) the last annual bonus paid to Mr. Heckmann prior to the date of the change in control). In addition, all equity awards held by Mr. Heckmann will vest immediately and, during the 2.99 years, Mr. Heckmann will have continued exercisability of all K2 stock options, if any, held by Mr. Heckmann. Mr. Heckmann will also be entitled to receive reimbursement for continued medical coverage until the earliest of the end of the 2.99 years, the expiration of his continued coverage under COBRA and any applicable state COBRA-like statute that provides for mandated continuation coverage and the date Mr. Heckmann becomes eligible for health insurance benefits of a subsequent employer, a reimbursement estimated to be equal to approximately $20,722. If any payment or benefit would constitute a parachute payment and be subject to excise tax, Mr. Heckmann will receive a gross-up payment to ensure that he receives, on an after-tax basis, the full amount of the payments and benefits described herein. Such gross-up payment is estimated at approximately $2,333,239.

J. Wayne Merck. Mr. Merck’s employment agreement, dated as of February 12, 2007, entitles him to receive, upon termination of his employment without cause or upon his resignation for good reason within four (4) months before or twelve (12) months following a change in control of K2, payments totaling approximately $3,447,404. These payments consist of (i) his base salary and any accrued and unused vacation benefits earned through the date of termination (such vacation benefits estimated at $83,654), (ii) continued payment of his base salary of $725,000 (measured by the greater of his base compensation in effect on the date of termination and his base compensation immediately prior to the change in control) until the end of the period following the termination of his employment equal to 2.99 years and (iii) monthly payments during the 2.99 years totaling approximately $1,196,000 (measured by one-twelfth of the greatest of (a) the average of the three (3) annual bonuses paid to Mr. Merck prior to the date of termination, (b) the last annual bonus paid to Mr. Merck prior to the date of termination, (c) the average of the three (3) annual bonuses paid prior to the date of the change in control and (d) the last annual bonus paid to Mr. Merck prior to the date of the change in control). In addition, all equity awards held by Mr. Merck will vest immediately and, during the 2.99 years, Mr. Merck will have continued exercisability of all K2 stock options, if any, held by Mr. Merck. Mr. Merck will also be entitled to receive reimbursement for continued medical coverage until the earliest of the end of the 2.99 years, the expiration of his continued coverage under COBRA and any applicable state COBRA-like statute that provides for mandated continuation coverage and the date Mr. Merck becomes eligible for health insurance benefits of a subsequent employer, a reimbursement estimated to be equal to approximately $33,662. If any payment or benefit would constitute a parachute payment and be subject to excise tax, Mr. Merck will receive a gross-up payment to ensure that he receives, on an after-tax basis, the full amount of the payments and benefits described herein. Such gross-up payment is estimated at approximately $2,053,557.

Dudley W. Mendenhall. Mr. Mendenhall’s employment agreement, dated as of February 14, 2005, entitles him to receive, upon termination of his employment without cause or upon his resignation for good reason within four (4) months before or twelve (12) months following a change in control of K2, payments totaling approximately $1,039,231. These payments consist of (i) his base salary and any accrued and unused vacation benefits earned through the date of termination (such vacation benefits estimated at $39,231), (ii) continued payment of his base salary of $340,000 (measured by the greater of his base compensation in effect on the date of termination and his base compensation immediately prior to the change in control) until the end of the period following the termination of his employment equal to two (2) years and (iii) monthly payments during the two (2) years totaling $320,000 (measured by one-twelfth of the greatest of (a) the average of the three (3) annual bonuses paid to Mr. Mendenhall prior to the date of termination, (b) the last annual bonus paid to Mr. Mendenhall prior to the date of termination, (c) the average of the three (3) annual bonuses paid prior to the date of the change in control and (d) the last annual bonus paid to Mr. Mendenhall prior to the date of the change in control). In addition, all equity awards held by Mr. Mendenhall will vest immediately and, during the two (2) years, Mr. Mendenhall will have continued exercisability of all K2 stock options, if any, held by Mr. Mendenhall. Mr. Mendenhall will also be entitled to receive reimbursement for continued medical coverage until the earliest of the end of the two (2) years, the expiration of his continued coverage under COBRA and any applicable state COBRA-like statute that provides for mandated continuation coverage and the date Mr. Mendenhall becomes eligible for health insurance benefits of a subsequent employer, a reimbursement estimated to be equal to approximately $22,777.

John J. Rangel. Mr. Rangel’s employment agreement, dated as of February 14, 2005, entitles him to receive, upon termination of his employment without cause or upon his resignation for good reason within four (4) months before or twelve (12) months following a change in control of K2, payments totaling approximately $1,426,696. These payments consist of (i) his base salary and any accrued and unused vacation benefits earned through the date of termination (such vacation benefits estimated at $36,346), (ii) continued payment of his base salary of $315,000 (measured by the greater of his base compensation in effect on the date of termination and his base compensation immediately prior to the change in control) until the end of the period following the termination of his employment equal to 2.99 years and (iii) monthly payments during the 2.99 years totaling $448,500 (measured by one-twelfth of the greatest of (a) the average of the three (3) annual bonuses paid to Mr. Rangel prior to the date of termination, (b) the last annual bonus paid to Mr. Rangel prior to the date of termination, (c) the average of the three (3) annual bonuses paid prior to the date of the change in control and (d) the last annual bonus paid to Mr. Rangel prior to the date of the change in control). In addition, all equity awards held by Mr. Rangel will vest immediately and, during the 2.99 years, Mr. Rangel will have continued exercisability of all K2 stock options, if any, held by Mr. Rangel. Mr. Rangel will also be entitled to receive reimbursement for continued medical coverage until the earliest of the end of the 2.99 years, the expiration of his continued coverage under COBRA and any applicable state COBRA-like statute that provides for mandated continuation coverage and the date Mr. Rangel becomes eligible for health insurance benefits of a subsequent employer, a reimbursement estimated to be equal to approximately $24,273. If any payment or benefit would constitute a parachute payment and be subject to excise tax, Mr. Rangel will receive a gross-up payment to ensure that he receives, on an after-tax basis, the full amount of the payments and benefits described herein. Such gross-up payment is estimated at approximately $611,687.

Monte H. Baier. Mr. Baier’s employment agreement, dated as of February 14, 2005, entitles him to receive, upon termination of his employment without cause or upon his resignation for good reason within four (4) months before or twelve (12) months following a change in control of K2, payments totaling approximately $904,038. These payments consist of (i) his base salary and any accrued and unused vacation benefits earned through the date of termination (such vacation benefits estimated at $34,038), (ii) continued payment of his base salary of $295,000 (measured by the greater of his base compensation in effect on the date of termination and his base compensation immediately prior to the change in control) until the end of the period following the termination of his employment equal to two (2) years and (iii) monthly payments during the two (2) years totaling $280,000 (measured by one-twelfth of the greatest of (a) the average of the three (3) annual bonuses paid to Mr. Baier prior to the date of termination, (b) the last annual bonus paid to Mr. Baier prior to the date of termination, (c) the average of the three (3) annual bonuses paid prior to the date of the change in control and (d) the last annual bonus paid to Mr. Baier prior to the date of the change in control). In addition, all equity awards held by Mr. Baier will vest immediately and, during the two (2) years, Mr. Baier will have continued exercisability of all K2 stock options, if any, held by Mr. Baier. Mr. Baier will also be entitled to receive reimbursement for continued medical coverage until the earliest of the end of the two (2) years, the expiration of his continued coverage under COBRA and any applicable state COBRA-like statute that provides for mandated continuation coverage and the date Mr. Baier becomes eligible for health insurance benefits of a subsequent employer, a reimbursement estimated to be equal to approximately $19,708.

Each employment agreement defines “cause” to mean the occurrence of one or more of the following events if such event results in a demonstrably harmful impact on K2’s business or reputation, or that of any of its subsidiaries, as reasonably determined by the board of directors of K2: (i) conviction of, or plea of guilty or no contest to, any felony or any crime involving fraud, dishonesty or moral turpitude under the laws of the United States or any state thereof; (ii) commission of (or attempted commission of), or participation in, a fraud or act of dishonesty against K2; (iii) material violation of any statutory duty owed to K2 or material violation of any policy or rule of K2; (iv) unauthorized use or disclosure of K2’s confidential information or trade secrets; (v) gross misconduct; or (vi) conduct that constitutes gross insubordination or habitual neglect of duties that is not cured within the reasonable period provided by the board of directors of K2 or a committee designated by the board in its written notice to the executive of such conduct.

Each employment agreement defines “good reason” to mean the occurrence of one or more of the following without the executive’s express written consent and for which the executive has given K2 express written notice within thirty (30) days following such occurrence: (i) a material breach of the employment agreement by K2; (ii) a significant reduction in the executive’s duties, position, authority or responsibilities relative to the duties, position, authority or responsibilities in effect immediately prior to such reduction (it being expressly understood that a change in the executive’s reporting responsibility so that he does not report directly or solely to K2’s CEO (or K2’s board of directors in the cases of Mr. Heckmann or Mr. Merck) will constitute “good reason”); (iii) a reduction in the executive’s base salary, bonus or other cash incentive compensation opportunity as in effect immediately prior to such reduction for any reason other than in connection with, and proportionate to, a company-wide pay reduction; (iv) a substantial reduction in the executive’s long-term non-cash incentive opportunities (the value of which is measured as of the date of grant using a reasonable valuation methodology consistently applied), provided that the grant of a stock award covering the same number of shares as a similar stock award granted in the immediately preceding year shall not be deemed to be a substantial reduction of the executive’s long-term incentive opportunities; (v) the failure of K2 to timely pay the executive any portion of the executive’s compensation then due to the executive or the failure to pay or reimburse the executive for any business expenses incurred by the executive in accordance with K2 policy in a reasonably timely manner; (vi) a material reduction in the executive’s benefits for any reason other than in connection with any change to K2’s benefit programs applicable to all K2 employees generally made; and (vii) a relocation of the executive’s principal workplace by more than fifty (50) miles.

Completion of the merger will constitute a change of control under each of the above employment agreements.

Severance Benefit Plan

Upon a termination of employment without cause (as defined above), each of those individuals discussed above under “—Employment Agreements” is entitled to receive benefits under K2’s Severance Benefit Plan. Under this plan, each participant is entitled to receive at the end of each month during the term of the participant’s severance period (which is 30 months for Richard J. Heckmann, 24 months for J. Wayne Merck, 12 months for Dudley W, Mendenhall, 24 months for John J. Rangel and 12 months for Monte H. Baier) an amount equal to the sum of the participant’s monthly base salary in effect prior to termination (including any deferred compensation) and one-twelfth the greater of (i) the average of the three (3) annual bonuses paid to the participant prior to the date of termination and (ii) the last annual bonus paid to the participant by K2 prior to the date of termination. In addition, for the term of the participant’s severance period, K2 will reimburse all premiums for group medical, dental and vision coverage paid by such participant under (i) COBRA and, to the extent applicable, any similar applicable state statute, and (ii) to the extent that such coverage under COBRA and any such applicable state statute has been exhausted or is no longer available, then under any individual policy providing group medical, dental and vision benefits substantially similar to those provided to such participant immediately prior to the termination date. All equity awards held by each participant will vest immediately and, during the participant’s severance period, such participant will have continued exercisability of all K2 stock options, if any, held by such participant. If any payment or benefit would constitute a parachute payment and be subject to excise tax, such participant’s payment will be either (i) the largest portion of the payment that would result in no portion of the payment being subject to the excise tax or (ii) the largest portion of the payment, up to and including the total payment, whichever amount, after taking into account all applicable taxes, results in the greater amount of payment.

Any benefits payable under K2’s Severance Benefit Plan are reduced by any severance benefits payable pursuant to a participant’s employment agreement. Because the benefits payable to the individuals listed above pursuant to their respective employment agreements upon a termination without cause would exceed the amounts such individuals would receive under K2’s Severance Benefit Plan, K2 does not anticipate making any payments to these individuals under this plan.

Retention and Other Benefits from Jarden

Jarden intends to offer some of K2’s directors and executive officers retention benefits. Also, it is contemplated that certain of K2’s directors and executive officers may provide consulting services to Jarden after the effective time of the merger.

Acceleration of Stock Options and Other Stock Awards

Under the terms of the merger agreement, the vesting of all unvested portions of stock options will be accelerated in full and any restrictions placed on stock options will be removed, each effective immediately prior to the effective time of the merger. Stock options that are in-the-money, as measured against the value of the per share merger consideration based on the closing price of a share of Jarden common stock on the second complete trading day prior to the effective time of the merger, will be automatically converted into the right to receive the merger consideration payable in respect of the number of shares of K2 common stock underlying such stock option, less the exercise price of such stock option. Stock options that are out-of-the-money, as measured against the value of the per share merger consideration, will be cancelled if they are not exercised prior to the effective time of the merger with such exercise conditioned on the consummation of the merger.

All other stock awards, including shares of restricted K2 common stock and restricted stock units, issued and outstanding immediately prior to the effective time of the merger will also vest in full and be issued by K2 immediately prior to the effective time of the merger. Holders of such shares will be entitled to receive the per share merger consideration.

The following table summarizes the vested and unvested stock options held by K2’s directors and executive officers as of April 24, 2007, and the value of these options based on the difference between the assumed per share merger consideration of $15.50 and the exercise price of those options multiplied by the number of shares of K2 common stock subject to the options. Stock options that are out-of-the-money are considered to have no value.

Directors/Executive Officers	Shares subject to vested Options*	Shares subject to unvested Options	Value of vested Options	Value of unvested Options
Richard J. Heckmann	520,500	200,000	$2,124,885	$776,000
J. Wayne Merck	302,000	200,000	$1,342,350	$776,000
Dudley W. Mendenhall	85,000	45,000	$314,050	$167,550
John J. Rangel	275,000	22,000	$1,689,400	$84,420
Monte H. Baier	85,000	35,000	$314,050	$133,450
Thomas R. Hillebrandt	36,028	15,000	$117,649	$58,200
David Y. Satoda	42,500	10,000	$188,100	$38,800
Brian R. Anderson	35,000	10,000	$137,550	$38,800
Christopher C. Ames	0	10,000	0	$34,100
Wilford D. Godbold, Jr.	43,500	20,000	$227,795	$77,600
Robin E. Hernreich	42,500	20,000	$222,925	$77,600
Lou L. Holtz	37,500	20,000	$173,475	$77,600
Ann Meyers	10,000	20,000	$29,900	$77,600
Alfred E. Osborne, Jr.	42,500	20,000	$222,925	$77,600
Dan Quayle	17,500	20,000	$32,275	$77,600
Edward F. Ryan	27,500	20,000	$92,175	$77,600

*	Excludes shares subject to options with a grant price in excess of the assumed per share consideration of $15.50.

As of April 24, 2007, K2’s directors and executive officers listed in the table above held options to purchase, in the aggregate, approximately 2,289,028 shares of K2 common stock. The aggregate value of these shares of K2 common stock is approximately $9.9 million based on the assumed per share consideration of $15.50. Options to purchase, in the aggregate, approximately 687,000 shares of K2 common stock with an aggregate value of approximately $2.7 million were unvested as of April 24, 2007.

The following table summarizes the other stock awards held by K2’s directors and executive officers as of April 24, 2007, and the value of these awards based on the assumed per share merger consideration.

Directors/Executive Officers	Number of unvested shares of K2 common stock	Value of unvested shares of K2 common stock
Richard J. Heckmann	128,333	$1,989,162
J. Wayne Merck	103,333	$1,601,662
Dudley W. Mendenhall	20,000	$310,000
John J. Rangel	12,333	$191,162
Monte H. Baier	15,000	$232,500
Thomas R. Hillebrandt	5,000	$77,500
David Y. Satoda	3,334	$51,677
Brian R. Anderson	3,334	$51,677
Christopher C. Ames	4,500	$69,750
Wilford D. Godbold, Jr.	9,000	$139,500
Robin E. Hernreich	9,000	$139,500
Lou L. Holtz	9,000	$139,500
Ann Meyers	9,000	$139,500
Alfred E. Osborne, Jr.	9,000	$139,500
Dan Quayle	9,000	$139,500
Edward F. Ryan	9,000	$139,500

As of April 24, 2007, K2’s directors and executive officers listed in the table above held, in the aggregate, approximately 358,167 shares of unvested restricted stock and restricted stock units, with an aggregate value of approximately $5.6 million based on the assumed per share consideration of $15.50.

Indemnification; Directors’ and Officers’ Insurance

The merger agreement provides that as of the effective time of the merger, Jarden and the surviving corporation, as permitted by law, will indemnify persons who were directors or officers of K2 before the merger and who incur liabilities or losses from any threatened or actual claim or proceeding based on a claim that arises, in whole or in part, by reason of the fact that the person was a director or officer of K2. In addition, Jarden and the surviving corporation agreed to fulfill and honor any indemnification agreements and the provisions of K2’s restated certificate of incorporation and bylaws that provide for the indemnification of officers and directors as in effect on April 24, 2007.

For a period of six (6) years after the effective time of the merger, Jarden has agreed to cause the surviving corporation to maintain in effect the current K2 directors’ and officers’ liability insurance policies or substitute policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous to the insured. Alternatively, the surviving corporation may obtain “tail” insurance policies with a claims period of at least six (6) years after the effective time of the merger, provided such “tail” policies have at least the same coverage and amounts and contain terms and conditions that are not less advantageous to the insured. In no event, however, will Jarden or the surviving corporation be required to expend an amount on the annual premium for such coverage in excess of 225% of the last annual premium paid by K2. If the expenditure on coverage exceeds that amount, the surviving corporation will purchase as much insurance or “tail” coverage as can be obtained for that amount.

For six (6) years after the effective time of the merger, the certificate of incorporation and bylaws of the surviving corporation will contain provisions regarding elimination of liability of directors; indemnification of directors, officers and employees; and advancement of expenses that are no less advantageous to the directors, officers and employees who were indemnified by K2 immediately prior to the effective time of the merger than the exculpation, indemnification and advancement provisions contained in the restated certificate of incorporation and bylaws of K2 on April 24, 2007. The restated certificate of incorporation and bylaws of K2 generally eliminate personal liability of K2’s directors and officers and provide indemnification to such directors and officers to the fullest extent permitted by applicable law.

Material United States Federal Income Tax Consequences

The following is a summary of the material United States federal income tax consequences of the merger to holders of K2 common stock. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations promulgated thereunder and administrative rulings and court decisions, all of which are subject to change possibly with retroactive effect. The discussion assumes that K2 stockholders hold their common stock as capital assets within the meaning of the Code.

The summary is for general information purposes only and does not purport to discuss all aspects of United States federal income taxation that might be relevant to K2 stockholders. In addition, it does not address all aspects of United States federal income taxation that may be relevant to a particular K2 stockholder in light of the stockholder’s personal circumstances or that may be relevant if the stockholder is subject to special treatment under United States federal income tax laws (for example, if the stockholder is a financial institution, an insurance company, a tax-exempt entity, a broker-dealer or is holding the K2 common stock as part of a “straddle,” “hedge” or “conversion” transaction) or if the stockholder holds K2 common stock indirectly through a flow-through entity such as a partnership, limited liability company or S corporation. The discussion does not discuss the United States federal income tax consequences of the merger to any stockholder who acquired K2 common stock pursuant to the exercise of employee stock options or otherwise as compensation, or who, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust. The discussion also does not consider the effect of the federal alternative minimum tax to K2 stockholders or the effects of any foreign, state or local tax laws.

The merger will be a fully taxable transaction for United States federal income tax purposes for K2 stockholders. Accordingly, K2 stockholders will generally recognize gain or loss as a result of the merger equal to the difference between (a) the sum of the amount of cash and the fair market value of Jarden common stock received in the merger and (b) the stockholders’ adjusted basis in the K2 common stock surrendered in the merger. Any recognized gain or loss will be capital gain or loss and any such capital gain or loss will be long term if, as of the date of the merger, such stockholder has held the shares of K2 common stock for more than one year or will be short term if, as of such date, such stockholders has held the shares of K2 common stock for one year or less. The deductibility of capital losses is subject to limitations.

TAX CONSEQUENCES OF THE MERGER TO EACH K2 STOCKHOLDER WILL DEPEND UPON THE STOCKHOLDER’S PARTICULAR CIRCUMSTANCES. EACH K2 STOCKHOLDER IS THEREFORE STRONGLY URGED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER IN LIGHT OF THE STOCKHOLDER’S PARTICULAR FACTS AND CIRCUMSTANCES AND WITH RESPECT TO STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER.

The Accounting Treatment of the Merger

In accordance with United States generally accepted accounting principles, Jarden will account for the merger using the purchase method of accounting. Under this method of accounting, Jarden will record the market value of its common stock issued in connection with the merger, the amount of cash consideration to be paid to holders of K2 common stock and the amount of direct transaction costs associated with the merger as the estimated purchase price of acquiring K2. Jarden will allocate the estimated purchase price to the net tangible and amortizable intangible assets acquired (including brand names, trade names, trademarks, distribution channels, customer relationships, non-compete agreements and licensing agreements), based on their respective fair values at the date of the completion of the merger. Any excess of the estimated purchase price over those fair values will be accounted for as goodwill.

Amortizable intangible assets, currently estimated at $42.4 million, will generally be amortized over useful lives ranging from four (4) to eleven (11) years, resulting in an estimated amortization expense attributable to these items of approximately $6.6 million on an annual basis. Goodwill resulting from the business combination will not be amortized but instead will be tested for impairment at least annually (more frequently if certain indicators are present). The amount of the estimated purchase price allocated to goodwill, which is based on certain assumptions, is estimated to be approximately $301.6 million. If Jarden’s management should change the assumptions used in the allocation of the purchase price or useful lives, amounts allocated to intangible assets with definite lives and the related amortization may both change significantly.

In the event that the management of the combined company determines that the value of goodwill has become impaired, the combined company will incur a charge for the amount of impairment during the reporting period in which the determination is made. The amounts listed in the above paragraph are only preliminary estimates. Actual amounts may differ from these estimates.

Dissenters’ Appraisal Rights

In connection with the merger, record holders of K2 common stock will be entitled to appraisal rights if certain procedures are complied with and the merger is completed. Under Section 262 of the DGCL (“Section 262”), in lieu of receiving the merger consideration, K2 stockholders whose appraisal rights are properly demanded and perfected and not withdrawn or lost are entitled to have the “fair value” of their shares of K2 common stock at the effective time of the merger, exclusive of any element of value arising from the accomplishment or expectation of the merger, judicially determined and paid to them in cash by complying with the provisions of Section 262.

The following is a brief summary of Section 262, which sets forth the procedures for demanding statutory appraisal rights. This summary is qualified in its entirety by reference to Section 262, a copy of the text of which is attached to this proxy statement/prospectus as Annex D.

K2 stockholders of record who desire to exercise their appraisal rights must satisfy all of the following conditions:

A K2 stockholder who desires to exercise appraisal rights must (a) not vote in favor of the merger and (b) deliver a written demand for appraisal of such stockholder’s shares to the Corporate Secretary of K2 before the vote to adopt the merger agreement and approve the merger at the K2 special meeting.

A demand for appraisal must be executed by or for the K2 stockholder of record, fully and correctly, as the stockholder’s name appears on the certificates representing the shares of K2 common stock. If these shares of K2 common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares of K2 common stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by all joint owners. An authorized agent, including an agent of two or more joint owners, may execute the demand for appraisal for a K2 stockholder of record; however, the agent must identify the record owner and expressly disclose that, in exercising the demand, the agent is acting as agent for the record owner. In addition, the K2 stockholder must continuously hold the shares of record from the date of making the demand through the effective time of the merger.

A record owner, such as a broker, who holds shares of K2 common stock as a nominee for others may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares of K2 common stock as to which the holder is the record owner. In that case, the written demand must set forth the number of shares of K2 common stock covered by the demand. Where the number of shares of K2 common stock is not expressly stated, the demand will be presumed to cover all shares of K2 common stock issued and outstanding in the name of the record owner.

Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the vote on the adoption of the merger agreement and approval of the merger at the K2 special meeting. K2 stockholders with shares held in “street name” who desire appraisal rights with respect to those shares must take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record owners of the shares. Shares of K2 common stock held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security depositary, such as Cede & Co., The Depository Trust Company’s nominee. Any K2 stockholder desiring appraisal rights with respect to such stockholder’s shares held through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder and should instruct such firm, bank or institution that the demand for appraisal must be made by the record holder of the shares, which might be the nominee of a central security depositary if the shares of K2 common stock have been so deposited.

As required by Section 262, a demand for appraisal must be in writing and must reasonably inform K2 of the identity of the record holder (which might be a nominee as described above) and of such holder’s intention to seek appraisal of such shares.

K2 stockholders of record who elect to demand appraisal of their shares must mail or deliver their written demand to: K2 Inc., 5818 El Camino Real, Carlsbad, CA 92008, Attention: Corporate Secretary. The written demand for appraisal should specify the K2 stockholder’s name and mailing address, the number of shares owned, and that the stockholder is demanding appraisal of such stockholder’s shares. The written demand must be received by K2 prior to the K2 special meeting. Neither voting (in person or by proxy) against, abstaining from voting on or failing to vote on the proposal to adopt the merger agreement and approve the merger will alone suffice to constitute a written demand for appraisal within the meaning of Section 262.

In addition, K2 stockholders exercising appraisal rights must not vote their shares of K2 common stock in favor of adoption of the merger agreement and approval of the merger. Because a proxy that does not contain voting instructions will, unless revoked, be voted in favor of adoption of the merger agreement and approval of the merger, a K2 stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the adoption of the merger agreement and approval of the merger or abstain from voting on the adoption of the merger agreement and approval of the merger.

Within 120 days after the effective time of the merger, either the surviving corporation or any K2 stockholder who has timely and properly demanded appraisal of such stockholder’s shares and who has complied with the required conditions of Section 262 and is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of K2 common stock of all K2 stockholders who have properly demanded appraisal. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which K2 stockholders are entitled to appraisal rights and thereafter will appraise the shares owned by those stockholders, determining the fair value of the shares of K2 common stock exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value. In determining fair value, the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., et al., the Delaware Supreme Court discussed the considerations that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that in making this determination of fair value the court must consider “market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of merger which throw any light on future prospects of the merged corporation.” The Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” However, the Delaware Supreme Court noted that Section 262 provides that fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.”

K2 stockholders considering seeking appraisal should bear in mind that the fair value of their shares of K2 common stock determined under Section 262 could be more than, the same as or less than the merger consideration they are entitled to receive pursuant to the merger agreement if they do not seek appraisal of their shares, and that opinions of investment banking firms as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262.

The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application by a K2 stockholder seeking appraisal rights, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by such stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares of K2 common stock entitled to appraisal. In the absence of such a determination, each party bears its own expenses.

Except as explained in the last sentence of this paragraph, at any time within sixty (60) days after the effective time of the merger, any K2 stockholder who has demanded appraisal shall have the right to withdraw such stockholder’s demand for appraisal and to accept the merger consideration. After this sixty (60) day period, the K2 stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the surviving corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the effective time of the merger, K2 stockholders’ rights to appraisal shall cease and all K2 stockholders shall be entitled only to receive the merger consideration. Inasmuch as the parties to the merger agreement have no obligation to file such a petition, and have no present intention to do so, any K2 stockholder who desires that such petition be filed is advised to file it on a timely basis. No petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any K2 stockholders without the approval of the Delaware Court of Chancery, and that approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

The foregoing is a brief summary of Section 262 that sets forth the procedures for demanding statutory appraisal rights. This summary is qualified in its entirety by reference to Section 262, a copy of the text of which is attached hereto as Annex D. Failure to comply with all the procedures set forth in Section 262 will result in the loss of a K2 stockholder’s statutory appraisal rights.

Regulatory Approvals

The merger is subject to review by the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “DOJ”) under the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). Under the HSR Act, a transaction may not be completed until required information and materials are furnished to the DOJ and the FTC and the waiting period under the HSR Act expires or is terminated. Jarden and K2 each filed the required notification and report forms with the DOJ and the FTC, and requested early termination of the required waiting period.

Jarden and K2 conduct operations in a number of jurisdictions where other antitrust or regulatory filings or approvals may be required in connection with the completion of the merger. Jarden and K2 have submitted merger notification filings to foreign regulatory authorities in Germany and Norway, which are the only two known foreign regulatory approvals necessary in connection with the transaction. Clearance has been received from both the German and Norwegian regulatory authorities. Jarden and K2 recognize that some of these approvals, which are not required to be obtained prior to effectiveness of a merger transaction, may not be obtained prior to the closing of the merger.

In addition, after the statutory waiting periods and clearance of the merger, and even after completion of the merger, any of the DOJ, the FTC or other governmental authorities could challenge or seek to block the merger under the antitrust laws, as it deems necessary or desirable in the public interest. Other competition agencies with jurisdiction over the merger could also initiate a private action under the antitrust laws challenging or seeking to enjoin the merger before or after it is completed. Jarden and K2 cannot be sure that a challenge to the merger will not be made or that, if a challenge is made, Jarden and K2 will prevail.

Resale of Jarden Common Stock by Affiliates of K2

The shares of Jarden common stock that may be issued in the merger will be registered under the Securities Act of 1933, as amended, and will be freely transferable under the Securities Act, except for shares issued to any K2 stockholder who may be deemed to be an “affiliate” of K2 for purposes of Rule 145 under the Securities Act as of the date of the K2 special meeting. Affiliates of K2 may not sell their shares of Jarden common stock acquired in the merger, if any, except pursuant to an effective registration statement under the Securities Act covering those shares or in compliance with Rule 145 or another applicable exemption from the registration requirements of the Securities Act. Persons who may be deemed to be affiliates of K2 generally include individuals who, or entities that, control, are controlled by or are under common control with K2, and may include certain officers, directors and principal stockholders of K2.

Listing of Shares of Jarden Common Stock Issued in the Merger on the New York Stock Exchange

Jarden shall use its commercially reasonable efforts to have the shares of Jarden common stock issued in connection with the merger listed on, and it is a condition to K2’s obligations under the merger agreement that the shares of Jarden common stock issued in connection with the merger be authorized for listing on, the NYSE before the completion of the merger, subject to official notice of issuance.

Delisting and Deregistration of K2 Common Stock after the Merger

When the merger is completed, K2 common stock will be delisted from the NYSE and deregistered under the Securities Exchange Act of 1934, as amended.

Certain Litigation Relating to the Merger

On April 27, 2007, Steamfitters Local 449 Pension & Retirement Security Funds commenced a purported shareholder class action lawsuit in the Superior Court of the State of California, County of San Diego against K2 and the members of K2’s board of directors (two of whom are executive officers of K2) concerning the merger. The lawsuit alleges, among other things, that K2’s directors breached their fiduciary duties to the stockholders of K2 in approving the proposed merger and that the consideration payable to K2’s stockholders in the merger is unfair and inadequate. The plaintiff is asking, among other things, that the merger be enjoined or, if the merger is completed, that it be rescinded. K2 believes the lawsuit is without merit and intends to respond accordingly and vigorously defend against the lawsuit.

THE MERGER AGREEMENT

The following is a brief summary of the material provisions of the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and is incorporated herein by reference. Jarden and K2 urge you to read the merger agreement in its entirety for a more complete description of the merger. In the event of any discrepancy between the terms of the merger agreement and the following summary, the merger agreement will control.

The Merger

K2 Merger Sub, a wholly-owned subsidiary of Jarden, will merge with and into K2 following:

•	The adoption of the merger agreement and the approval of the merger by the K2 stockholders; and

•	The satisfaction or waiver of the other conditions to the merger.

K2 will be the surviving corporation and will become a wholly-owned subsidiary of Jarden following the merger.

Timing of Closing

The closing of the merger will occur no later than the fifth business day after the day on which the conditions set forth in the merger agreement have been satisfied or waived, excluding conditions that by their nature cannot be satisfied until the closing date, unless the merger agreement has been terminated under the terms of the merger agreement or Jarden and K2 agree to a different date. However, the closing of the merger will not occur on or before July 1, 2007. See “— Conditions to the Merger” beginning on page 86 of this proxy statement/prospectus for a more complete description of the conditions that must be satisfied or waived prior to closing.

As soon as practicable after the satisfaction or waiver of the conditions to the merger, Jarden and K2 will file a certificate of merger with the Delaware Secretary of State in accordance with the relevant provisions of the DGCL and make all other required filings or recordings. The merger will become effective when the certificate of merger is filed or at such later time as Jarden and K2 agree and specify in the certificate of merger.

Jarden and K2 are working toward completing the merger as soon as possible and hope to complete the merger early in the third quarter of 2007. However, because the merger is subject to governmental and other regulatory approvals as well as the satisfaction of other conditions, Jarden and K2 cannot predict the exact timing of the merger or whether the merger will occur at all.

Merger Consideration

If the merger is completed, each share of K2 common stock outstanding immediately prior to the effective time of the merger, other than shares as to which dissenters’ appraisal rights have been exercised and subject to other customary exceptions in the merger agreement, will be exchanged for (a) $10.85 in cash and (b) 0.1086 of a share of Jarden common stock, subject to adjustment as described below. In this proxy statement/prospectus, Jarden and K2 refer to this fraction of Jarden common stock to be issued for each share of K2 common stock as a portion of the per share merger consideration as the “exchange ratio.” The exchange ratio will be determined by reference to the average closing price per share of Jarden common stock on the NYSE for the ten (10) consecutive trading days ending on and including the second trading day prior to the closing of the merger. Jarden and K2 refer to this average as the “Jarden Reference Price.”

The table below shows how the exchange ratio may be adjusted based on the Jarden Reference Price.

Jarden Reference Price	Exchange Ratio
Greater than or equal to $51.39	0.0995
Less than $51.39 but greater than $47.11	$5.12 divided by the Jarden Reference Price
Equal to or between $38.55 and $47.11	0.1086
Less than $38.55 but greater than $34.26	$4.19 divided by the Jarden Reference Price
Lower than or equal to $34.26	0.1221

There are no “walk away” or termination rights in the merger agreement that would permit K2 to terminate the merger agreement if the value of Jarden common stock falls below a specified price.

The aggregate consideration, consisting of cash and Jarden common stock, to be paid to the K2 stockholders is $766.6 million and if all convertible debentures are converted into shares of K2 common stock, $88.5 million to the K2 convertible debenture holders, in each case assuming that the average closing price per share of K2 common stock on the NYSE for the ten (10) trading days ending on and including the second trading day prior to the closing date of the merger is $15.50 per share.

The number of shares of Jarden common stock that K2 stockholders will receive in the merger will equal the number, rounded down to the nearest whole number, determined by multiplying the exchange ratio by the number of shares of K2 common stock owned.

Jarden will not issue any fractional shares of Jarden common stock in the merger. Holders of K2 common stock will instead receive cash for any fractional shares of Jarden common stock in an amount equal to such fractional part multiplied by the closing price of Jarden’s common stock on the NYSE on the second complete trading day prior to the closing date of the merger.

All shares of K2 common stock owned by K2, Jarden or K2 Merger Sub will be cancelled and cease to exist at the effective time of the merger and no consideration will be delivered or deliverable in exchange for those shares.

If between the date of the merger agreement and the effective date of the merger, the issued and outstanding Jarden common stock or K2 common stock is changed into a different number of shares or different class by reason of any reclassification, stock split, reverse stock split, stock dividend, reorganization, recapitalization or like change, the exchange ratio will be appropriately adjusted to provide the holders of K2 common stock the same economic effect as contemplated by the merger agreement prior to such event.

Treatment of K2 Stock Options and Other Equity Interests

Treatment of K2 Stock Options

Immediately prior to the effective time of the merger, all options to purchase K2 common stock granted pursuant to K2’s long term incentive plans and other benefit plans will become fully vested and exercisable and any restriction placed upon such options will be removed. K2 will take such action as required to cause each in-the-money stock option to be exercised for shares of K2 common stock prior to the effective time of the merger or to be converted into units, consisting of a fraction of a share of Jarden common stock equal to the exchange ratio plus $10.85 in cash, as of or immediately prior to the effective time of the merger. The number of units per share of K2 common stock subject to such in-the-money stock option will equal a fraction (i) the numerator of which is (A) the exchange ratio multiplied by the closing price of Jarden common stock on the NYSE on the second complete trading day prior to the closing date of the merger plus (B) $10.85 less (C) the exercise price per share of K2 common stock subject to such in-the-money stock option and (ii) the denominator of which is (A) the exchange ratio multiplied by the closing price of Jarden common stock on the NYSE on the second complete trading day prior to the closing date of the merger plus (B) $10.85.

The determination of whether or not an option to purchase K2 common stock is in-the-money will be made based on whether or not the exercise price per share of K2 common stock is less than the sum of (i) the exchange ratio multiplied by the closing price of Jarden common stock on the NYSE on the second complete trading day prior to the closing date of the merger plus (ii) $10.85. All holders of out-of-the-money stock options will have a reasonable opportunity to exercise such stock options (conditioned upon the consummation of the merger) prior to the effective time of the merger. Each out-of-the-money stock option not exercised prior to the effective time of the merger will be cancelled.

Treatment of K2 Restricted Stock

Immediately prior to the effective time of the merger, all restricted shares of K2 common stock granted under K2’s long term incentive plans and other benefit plans and all other shares of K2 common stock and restricted stock units subject to vesting or future issuance under K2’s long term incentive plans and other benefit plans that are outstanding immediately prior to the effective time of the merger will be fully vested and will be treated in the same manner as other shares of K2 common stock.

Treatment of Warrants

Each warrant to acquire K2 common stock outstanding immediately prior to the effective time of the merger will become a warrant to acquire and receive, upon exercise thereof, the cash and Jarden common stock that the holder of such warrant would have received in the merger if the warrant had been exercised for shares of K2 common stock immediately prior to the merger. The terms and conditions of these warrants shall remain substantially the same after the merger as before the merger. Jarden has agreed to reserve additional shares of Jarden common stock to satisfy its obligations under the warrants.

Treatment of Debentures

Each convertible debenture of K2 outstanding that is converted into K2 common stock prior to the effective time of the merger shall entitle the holder to receive cash and Jarden common stock in the merger like all other K2 stockholders. As of March 31, 2007, K2 had $75 million aggregate principal amount of its 5.00% convertible debentures due June 15, 2010 outstanding. Such convertible debentures are convertible into 5,706,458 shares of K2 common stock, assuming a conversion price of $13.143 per share. The convertible debentures are redeemable by K2 in whole or in part at K2’s option at a redemption price of 101.429% from June 15, 2008 through June 14, 2009, and at a redemption price of 100.714% from June 15, 2009 through June 14, 2010.

If prior to the effective time of the merger any debenture holders do not convert their debentures into K2 common stock, such debentures shall remain outstanding, under the same terms and conditions, except that each convertible debenture of K2 outstanding immediately prior to the effective time of the merger will cease to be convertible into K2 common stock and, upon consummation of the merger, will become the right to acquire and receive, upon conversion thereof, cash and Jarden common stock that the holder of such convertible debenture would have received in the merger if such holder had converted the holder’s debenture into K2 common stock immediately prior to the merger. Jarden has agreed to reserve additional shares of Jarden common stock to satisfy its obligations under the convertible debentures.

Jarden and K2 do not expect the convertible debentures to be converted into K2 common stock prior to the effective time of the merger.

Fractional Shares

No fractional shares of Jarden common stock will be issued to K2 stockholders in the merger. Instead, each K2 stockholder will receive in lieu of any fractional share of Jarden common stock that would have been otherwise issued a cash payment (without interest) equal to the product obtained by multiplying (A) the fractional share interest to which such former K2 stockholder would have been otherwise entitled by (B) the closing price of Jarden’s common stock on the NYSE on the second complete trading day prior to the closing date of the merger.

Exchange of Certificates

Prior to the effective time of the merger, Jarden will appoint a paying agent, or another bank or trust company reasonably acceptable to K2, to handle the exchange of the merger consideration upon surrender of certificates representing shares of K2 common stock. Prior to or simultaneous with the effective time of the merger, Jarden or K2 Merger Sub will deposit with the paying agent, cash and certificates representing the Jarden common stock constituting the merger consideration to be exchanged for shares of K2 common stock in the merger.

Promptly after the closing of the merger, the paying agent will deliver to K2 stockholders of record immediately prior to the effective time of the merger, transmittal materials for use in exchanging their certificates representing K2 common stock for cash and certificates representing the Jarden common stock constituting the merger consideration. K2 STOCKHOLDERS SHOULD NOT FORWARD THEIR K2 CERTIFICATES UNTIL THEY RECEIVE THE TRANSMITTAL MATERIALS. Upon delivery to the paying agent of K2 certificates (or effective affidavits of loss in lieu thereof) along with a properly executed letter of transmittal, the paying agent will deliver cash and certificates representing shares of Jarden common stock into which shares of K2 common stock are converted in the merger, less applicable withholdings.

Until K2 certificates are surrendered, and subject to applicable law, they will, as of the merger, represent the right to receive cash and ownership of the number of shares of Jarden common stock into which the shares of K2 common stock represented by K2 certificates were converted in the merger. To the extent shares of Jarden common stock constitute all or a portion of the merger consideration, the holders of K2 certificates will be entitled to all rights and privileges of holders of Jarden common stock.

After the effective time of the merger, there will be no further transfers on K2’s records of K2 common stock. If K2 certificates are presented to Jarden or the paying agent for transfer, they will be cancelled against delivery of the merger consideration.

Management and Boards of Directors After the Merger

The officers and directors of Jarden immediately prior to the merger will remain as officers and directors of Jarden after the merger. If the merger is completed, the directors of K2 will be replaced with the directors of K2 Merger Sub, the wholly-owned subsidiary of Jarden that will merge with and into K2, and the officers of K2, other than those officers whom Jarden determines will not remain as officers, will be the officers of the surviving corporation following the merger.

Representations and Warranties

Jarden and K2 each made a number of representations and warranties in the merger agreement about their respective authority to enter into the merger agreement and to consummate the merger and the transactions contemplated by the merger agreement and about aspects of their respective business, financial condition, structure and other facts pertinent to the merger.

K2 made a number of representations and warranties to Jarden in the merger agreement, including representations and warranties relating to the following topics:

•	corporate organization, qualification to do business, good standing and corporate power of K2 and its subsidiaries;

•	corporate authorization to enter into the merger agreement and consummate the transactions under the merger agreement;

•	the enforceability of the merger agreement against K2;

•	capital structure;

•	subsidiaries and joint ventures;

•	required consents and filings with governmental agencies with respect to the merger and the transactions contemplated by the merger agreement;

•

absence of any conflict with or violation of the charter and bylaws of K2 and equivalent organizational documents of its subsidiaries, or any applicable legal requirements resulting from the execution of the merger agreement or the completion of the merger;

•	required stockholder approval;

•	SEC filings and financial statements;

•	lack of undisclosed liabilities;

•	absence of certain changes and events;

•	litigation;

•	the effect of entering into and carrying out the obligations of the merger agreement on K2’s material contracts;

•	employee benefit plans;

•	labor relations;

•	taxes;

•	environmental matters;

•	title or leasehold interests in all real property;

•	permits and compliance with laws;

•	intellectual property;

•	indebtedness;

•	insurance;

•	suppliers and customers;

•	relations with governments;

•	applicability of state takeover statutes, the K2 rights agreement and charter provisions to the merger during the pendency of the merger agreement;

•	interested party transactions;

•	accuracy of information supplied by K2 in this proxy statement/prospectus and the registration statement of which it forms a part;

•	receipt of a fairness opinion from Blackstone relating to the merger; and

•	brokers’ and finders’ fees in connection with the merger.

Jarden made a number of representations and warranties to K2 in the merger agreement, including representations and warranties relating to the following topics:

•	corporate organization, qualification to do business, good standing and corporate power of Jarden and its subsidiaries;

•	corporate authorization of Jarden and K2 Merger Sub to enter into the merger agreement and consummate the transactions under the merger agreement;

•	enforceability of the merger agreement against Jarden and K2 Merger Sub;

•	capital structure;

•	subsidiaries;

•	compliance with applicable laws, rules and regulations;

•	required consents and filings with governmental agencies with respect to the merger and the transactions contemplated by the merger agreement;

•

absence of any conflict with or violation of the charter and bylaws of Jarden and K2 Merger Sub or any applicable legal requirements resulting from the execution of the merger agreement and the completion of the merger;

•	accuracy of information supplied by Jarden in this proxy statement/prospectus and the registration statement of which it forms a part;

•	financing;

•	SEC filings and financial statements;

•	contracts;

•	absence of certain changes and events;

•	lack of undisclosed liabilities;

•	litigation;

•	compliance with laws;

•	employee benefit plans;

•	brokers’ and finders’ fees in connection with the merger;

•	the organization, lack of liabilities and business activities of K2 Merger Sub; and

•	Jarden’s beneficial ownership of K2 common stock.

The representations and warranties contained in the merger agreement are complicated and not easily summarized. K2 stockholders are urged to read carefully Articles III and IV of the merger agreement entitled “Representations and Warranties of the Company” and “Representations and Warranties of Parent” attached to this proxy statement/prospectus as Annex A for further information regarding the representations and warranties made by Jarden and K2.

K2’s Conduct of Business Before Completion of the Merger

K2 has agreed that until the completion of the merger or the termination of the merger agreement, except as required by the merger agreement, K2 and its subsidiaries will:

•	conduct their operations in the ordinary course of business consistent with past practice; and

•

use all commercially reasonable efforts to maintain and preserve intact their business organization, including the services of the key employees and the goodwill of their customers, lenders, distributors, suppliers, manufacturers, regulators and other persons having business relationships with K2 or its subsidiaries.

K2 has also agreed that until the completion of the merger or the termination of the merger agreement, or unless Jarden consents in writing or otherwise required by law, K2 and its subsidiaries will not:

•	amend their respective certificates of incorporation, bylaws or other organizational documents;

•	make, declare, set aside or pay any dividend or distribution in respect of any capital stock or otherwise make any payments to K2 stockholders in their capacity as such;

•	adjust, split, combine or reclassify or otherwise amend the terms of its capital stock;

•

repurchase, redeem, purchase, acquire, encumber, pledge, dispose of or otherwise transfer any shares of capital stock, or any securities or other rights convertible or exchangeable into or exercisable for any shares of its capital stock or any securities or other rights, or offer to do the same;

•

issue, grant, deliver or sell any shares of its capital stock or any securities or other rights convertible or exchangeable into or exercisable for any shares of its capital stock or such securities or rights, other than pursuant to (i) the exercise of stock options outstanding on the date of the merger agreement, (ii) the vesting of other stock awards outstanding on the date of the merger agreement, (iii) the exercise of the warrants outstanding on the date of the merger agreement or (iv) the conversion of the debentures outstanding on the date of the merger agreement, each in accordance with their respective terms;

•

enter into any contract, understanding or arrangement with respect to the sale, voting, pledge, encumbrance, disposition, acquisition, transfer, registration or repurchase of its capital stock or such securities or other rights, subject to certain specified exceptions;

•	register for sale, resale or other transfer any shares of K2 common stock under the Securities Act of 1933, as amended, on behalf of K2 or any other person;

•

(i) increase the compensation or benefits payable or to become payable to, or make any payment not otherwise due to, any past or present directors, officers, service providers, independent contractors or employees of K2 or its subsidiaries, (ii) grant any severance or termination pay to any past or present directors, officers, service providers, independent contractors or employees of K2 or its subsidiaries, (iii) enter into any new employment or severance agreement with any past or present directors, officers, service providers, independent contractors or employees of K2 or its subsidiaries, (iv) establish, adopt, enter into, amend or take any action to accelerate rights under any K2 benefit plan or any plan, agreement, program, policy, trust, fund or other arrangement that would be a K2 benefit plan if it were in existence as of the date of the merger agreement, (v) contribute any funds to a “rabbi trust” or similar grantor trust, (vi) change any actuarial assumptions currently being utilized with respect to any K2 benefit plan or (vii) grant any equity or equity-based awards to directors, officers or employees, in each case, subject to certain specified exceptions;

•

merge or consolidate with any person, or alter through merger, liquidation, reorganization, restructuring or in any other fashion, the corporate structure or ownership of K2 or any of its subsidiaries, subject to certain specified exceptions;

•	sell, lease or otherwise dispose of a material amount of assets or securities, subject to certain specified exceptions;

•

mortgage or pledge any of its material assets, or create, assume or suffer to exist any liens thereupon, except in the ordinary course of business and except for liens permitted under the merger agreement;

•	abandon, sell, transfer, exclusively license or otherwise dispose of any K2 intellectual property, other than through licenses entered into in the ordinary course of business;

•	acquire any business, entity or division or make any property transfers or material purchases of any property or assets;

•	disclose or permit the disclosure of any material trade secrets of K2 or any of its subsidiaries, other than in the ordinary course of business pursuant to written confidentiality agreements;

•	enter into, renew, extend, amend or terminate any material contracts to which K2 or its subsidiaries is a party;

•	incur, assume, guarantee or prepay indebtedness for borrowed money, subject to specified exceptions and minimum amount thresholds;

•	make any loans, advances or capital contributions to, acquisitions of or investments in, any other person, subject to certain permitted exceptions and minimum amount thresholds;

•	authorize or make any capital expenditure, subject to certain permitted exceptions;

•

change any financial accounting policies or procedures in effect as of December 31, 2006, except as required by applicable law or United States generally accepted accounting principles or write up, write down or write off the book value of any asset, other than in the ordinary course of business or as required by law;

•

waive, release, assign, settle or compromise any material litigation or other pending or threatened suit, action or claim involving K2 or any of its subsidiaries, subject to specified exceptions and minimum thresholds;

•

adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of K2 or its subsidiaries;

•

settle or compromise any material tax audit, make or change any material tax election or file any amendment to any income tax return or other material tax return, change any annual tax accounting period or any material tax accounting method or enter into any closing agreement with regard to a material tax matter or consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment relating to K2 or its subsidiaries;

•	enter into, amend, waive or terminate any affiliate transaction; or

•	agree or commit to do any of the foregoing.

Prohibition From Soliciting Other Offers

Under the terms of the merger agreement, subject to certain exceptions described below, K2 agreed that it will not, and each of its subsidiaries, officers, directors and representatives and the officers, directors and representatives of its subsidiaries will not, directly or indirectly:

•	initiate, solicit or encourage or facilitate any inquiries, proposals or offers with respect to, or the completion of, a “takeover proposal” of the type described below;

•

participate or engage in discussions or negotiations with, or furnish or disclose non-public information relating to K2 or its subsidiaries to, or otherwise cooperate with or assist any person in connection with a takeover proposal;

•

withdraw, modify or amend the K2 board of directors’ recommendation of the adoption of the merger agreement and approval of the merger to the K2 stockholders in any manner adverse to Jarden or K2 Merger Sub;

•	approve, endorse or recommend a takeover proposal;

•	enter into any letter of intent, agreement in principle, merger agreement or similar agreement relating to a takeover proposal; or

•	resolve, propose or agree to do any of the foregoing.

A “takeover proposal” for K2 is any inquiry, proposal or offer with respect to:

•

any acquisition or purchase that in the aggregate constitutes 15% or more of the net revenues, net income or assets of K2 and its subsidiaries, taken as a whole, or 15% of more of the equity securities of K2;

•	any tender or exchange offer for 15% or more of the equity interest in K2; or

•	any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving K2.

Under the merger agreement, K2 agreed, and agreed to cause its subsidiaries and representatives, to immediately cease all then-existing solicitations, discussions or negotiations by K2 and its subsidiaries with any third parties with respect to any takeover proposal.

K2 is obligated to promptly (and in any event within 24 hours) notify Jarden upon receipt by K2, its subsidiaries or representatives of (i) any takeover proposal, (ii) any request for non-public information relating to K2 or its subsidiaries (other than such request in the ordinary course of business and not related to a takeover proposal) or (iii) any inquiry or request for discussions or negotiations relating to a takeover proposal. The notice must include the identity of the person or group making the takeover proposal and a copy of the takeover proposal, indication, inquiry or request (or, where no copy is available, a summary of the principal terms of the takeover proposal, indication, inquiry or request). K2 is also required to keep Jarden reasonably informed of any significant developments with respect to such takeover proposal, indication, inquiry or request.

Notwithstanding the prohibitions contained in the merger agreement with respect to the type of takeover proposals described above, K2 shall be permitted (if it has satisfied its obligations above and only prior to the approval of the merger by K2’s stockholders), to:

•

engage in discussion or negotiations with a person who has made a written takeover proposal, if prior to such taking such action, K2 enters into an acceptable confidentiality agreement (as such term is defined in the merger agreement) with such person and K2’s board determines in good faith, after receiving the advice of its financial advisors, that such takeover proposal constitutes, or is reasonably likely to result in a “superior proposal” of the type described below and, after receiving the advice of its outside counsel, that failing to take such action would create a reasonable likelihood of a breach by K2’s board of directors in the exercise of its fiduciary duties to K2’s stockholders under applicable law;

•

furnish or disclose any non-public information relating to K2 or its subsidiaries to a person who had made a written takeover proposal, if prior to taking such action, K2’s board determines in good faith, after receiving the advice of its financial advisors, that such takeover proposal constitutes, or is reasonably likely to result in a superior proposal and, after receiving the advice of its outside counsel, that failing to take such action would create a reasonable likelihood of a breach by K2’s board of directors in the exercise of its fiduciary duties to K2’s stockholders under applicable law, but only so long as K2 has caused such person to enter into an acceptable confidentiality agreement and concurrently discloses such information to Jarden if previously not disclosed to Jarden; and

•

withdraw, modify or amend the K2 board of directors’ recommendation of adoption of the merger agreement and approval of the merger by K2 stockholders in a manner adverse to Jarden or K2 Merger Sub in connection with a takeover proposal that is or becomes a superior proposal, if K2’s board of directors determines in good faith, after receiving the advice of its outside counsel, that failing to take such action would create a reasonable likelihood of a breach by K2’s board of directors in the exercise of its fiduciary duties to K2’s stockholders under applicable law.

A “superior proposal” for K2, is a bona fide written takeover proposal that K2’s board of directors determines in good faith (after consultation with a financial advisor of nationally recognized reputation) to be more favorable (taking into account (i) all financial and strategic considerations deemed relevant by the K2 board of directors, including relevant legal, financial, regulatory and other aspects of such takeover proposal and the merger and the other transactions contemplated by the merger agreement deemed relevant by the K2 board of directors, (ii) the identity of the third party making such takeover proposal, (iii) the anticipated timing, conditions and prospects for completion of such takeover proposal, including the prospects for obtaining regulatory approvals and financing, and any third party stockholder approvals and (iv) the other terms and conditions of such takeover proposal) to K2’s stockholders than the merger and the other transactions contemplated by the merger agreement (taking into account all of the terms of any proposal by Jarden to amend or modify the terms of the merger and the other transactions contemplated by the merger agreement), except that the reference to “15%” in the definition of “takeover proposal” shall be deemed to be a reference to “50%”.

Obligation of K2’s Board of Directors With Respect to Its Recommendation and Holding a Meeting of Its Stockholders

K2 agreed to call, hold and convene a special meeting of its stockholders as promptly as practicable after the date of the merger agreement, and in any event within 45 days after the mailing of K2’s proxy statement of which this prospectus forms a part and to use its commercially reasonable efforts to solicit or cause to be solicited from its stockholders proxies in favor of the adoption of the merger agreement and approval of the merger, and to take all other commercially reasonable action necessary to secure the vote of its stockholders to obtain such approvals. K2’s board of directors agreed to recommend the adoption of the merger agreement and approval of the merger to its stockholders. K2 may not withdraw, revoke or change its recommendation of adoption of the merger agreement and approval of the merger unless K2’s board of directors complies with the conditions described in the section entitled “—Prohibition From Soliciting Other Offers” beginning on page 81 of this proxy statement/prospectus.

Notwithstanding the obligations described in the preceding paragraphs, K2’s board of directors is permitted to take such actions so as to comply, solely to the extent required to comply, with its fiduciary duties to K2’s stockholders under applicable law. In addition, K2 and its board of directors may take and disclose to K2’s stockholders a position contemplated by Rule14e-2(a) and Rule 14d-9 under the Securities Exchange Act of 1934, as amended; provided, however, that any disclosure other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Securities Exchange Act of 1934, as amended, shall be deemed to be a withdrawal, modification or amendment of the K2 board of directors’ recommendation of adoption of the merger agreement and approval of the merger in a manner adverse to Jarden or K2 Merger Sub unless K2’s board of directors (x) expressly reaffirms the K2 board of directors’ recommendation of adoption of the merger agreement and approval of the merger to K2’s stockholders or (y) rejects such other takeover proposal.

Certain Employee Benefit Matters

The merger agreement provides that Jarden will, or will cause the surviving corporation to:

•

provide, following completion of the merger until December 31, 2007, employees of K2 and its subsidiaries (other than employees covered by a collective bargaining agreement) who continue employment with the surviving corporation with compensation and employee benefits that are no less favorable in the aggregate to the compensation and benefits provided to such individuals by K2 prior to the effective time of the merger;

•

honor all K2 benefit plans (including any severance, retention, change of control and similar plans, agreements and written arrangements) in accordance with their terms as in effect immediately prior to the effective time of the merger, subject to any amendment or termination thereof that may be permitted by such plans, agreements or written arrangements;

•

provide, following the completion of the merger until December 31, 2007, all K2 employees who continue employment with the surviving corporation (other than those covered by an individual agreement providing severance benefits outside K2’s severance policies) who suffer a termination of employment with severance benefits that are no less favorable in the aggregate than those that would have been provided to such employees under K2’s severance policies as in effect immediately prior to the effective time of the merger; and

•

provide continuing employees with credit for the employee’s years of service with K2 and its affiliates before the effective time of the merger (including predecessor or acquired entities or any other entities for which K2 and its affiliates have given credit for prior service) to the same extent as such continuing employees were entitled, before the effective time of the merger, to credit for such service under the corresponding K2 benefit plan, except for purposes of benefit accrual under defined benefit plans, and except to the extent such credit would result in a duplication of accrual of benefits.

Director and Officer Indemnification and Insurance

The merger agreement provides that:

•

Jarden and the surviving corporation will, from and after the effective time of the merger, indemnify all present and former directors or officers of K2 and its subsidiaries to the same extent provided under K2’s restated certificate of incorporation, bylaws and indemnification agreements as in effect on April 24, 2007 and to the fullest extent permitted by law, in each case, for acts or omissions occurring at or prior to the effective time of the merger;

•

for six (6) years after the effective time of the merger, Jarden will cause the surviving corporation to maintain officers’ and directors’ liability insurance for acts or omissions occurring at or prior to the effective time of the merger. This insurance must be on terms comparable to those applicable to the current K2 directors and officers, except that Jarden will not be obligated to pay any premium which exceeds 225% of the last annual premium paid by K2 for such insurance in fiscal year 2006; and

•

for six (6) years after the effective time of the merger, Jarden will cause the surviving corporation and each of its subsidiaries to maintain in effect provisions regarding indemnification of directors and officers contained in their respective certificates of incorporation or bylaws (or similar organizational documents) that are no less advantageous to the intended beneficiaries than such provisions were as of April 24, 2007.

Regulatory Filings; Antitrust Matters; Commercially Reasonable Efforts to Obtain Regulatory Approvals

Each of Jarden, K2 Merger Sub and K2 have agreed to use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done all things necessary, proper or advisable to consummate the merger and the other transactions contemplated by the merger agreement as promptly as practicable, including:

•

obtaining of all necessary actions or non-actions, waivers, consents and approvals from governmental entities; the making of all necessary registrations and filings; and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental entity;

•	making of appropriate filings under the HSR Act and under any antitrust, competition or pre-merger notification, trade regulation law, regulation or order; and

•

obtaining all consents, approvals, or waivers from, or taking any other actions with respect to, third parties necessary or advisable to be obtained or taken in connection with the transactions contemplated by the merger agreement.

Each of Jarden, K2 Merger Sub and K2 agreed to cooperate and consult with each other in connection with the making of all filings and notifications with governmental entities. Except as prohibited or restricted by applicable law, each of Jarden, K2 Merger Sub and K2 generally agreed to do the following:

•

consult with the other party with respect to the filings or submissions described above, and provide the other party an opportunity to review and discuss the filings or submissions in advance and coordinate with, the other with respect to the filings or submissions;

•

promptly notify the other party upon the receipt of any comments from any governmental entity or requests by any governmental entity for amendments or supplements to any filings or submissions made pursuant to, or information provided to comply with any applicable laws, regulations and any other requirements of any governmental entity;

•	promptly provide the other party with copies of any filing, presentation or submission made with any governmental entity; and

•	defend and contest any legal, judicial or administrative proceeding challenging the merger agreement and the transactions contemplated by the merger agreement.

Materials provided to any other party or its counsel may be redacted as necessary to comply with contractual arrangements and to address good faith legal privilege or confidentiality concerns.

Each of Jarden and K2 Merger Sub have agreed to become subject to, consent or agree to, or otherwise take any action with respect to, any requirement, condition, understanding, agreement or order to sell, to hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets or business of Jarden or K2 Merger Sub to the extent necessary to eliminate or remove, as applicable, (i) the commencement of any administrative, judicial or other proceeding in any forum by any governmental entity with appropriate jurisdiction or (ii) the issuance of any order by any governmental entity that would restrain, prevent, enjoin or otherwise prohibit consummation of the merger on or before September 30, 2007. However, neither Jarden nor K2 Merger Sub are required by the merger agreement to become subject to, consent or agree to, or otherwise take any action with respect to, any requirement, condition, understanding, agreement or order to sell, to hold separate or otherwise dispose of any material assets, or to materially alter the conduct or operations, or to materially restrict, or otherwise change in any material respect, the assets or business of Jarden or K2. Notwithstanding anything in the merger agreement to the contrary, K2 has agreed, upon the request of Jarden, to become subject to, or consent or agree to or otherwise take any action with respect to, any requirement, condition, understanding, agreement or order to sell, to hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets or business of K2 or any of its affiliates, so long as such requirement, condition, understanding, agreement or order is binding on K2 only in the event that the merger occurs.

Subject to the provisions described in the sections entitled “—Prohibition From Soliciting Other Offers” beginning on page 81 of this proxy statement/prospectus and “—Obligation of K2’s Board of Directors With Respect to Its Recommendation and Holding a Meeting of Its Stockholders” beginning on page 83 of this proxy statement/prospectus, each of Jarden and K2 have agreed to use all commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to complete the merger and the other transactions contemplated by the merger agreement in the most expeditious manner practicable.

Additional Agreements

Jarden Board of Directors

Jarden shall cause Richard J. Heckmann to be elected or appointed as a director to Jarden’s board of directors at the next scheduled meeting of Jarden’s board of directors subsequent to the effective time of the merger.

Listing of Merger Consideration and Delisting of K2 Common Stock

Jarden common stock is currently quoted on the NYSE under the symbol “JAH.” Jarden has agreed to use its commercially reasonable efforts to effect the authorization for listing of the shares of Jarden common stock to be issued to the stockholders of K2 pursuant to the merger agreement.

K2 will cooperate with Jarden and use commercially reasonable efforts to effect the delisting by K2 Merger Sub of K2 common stock from the NYSE and the deregistration under the Securities Exchange Act of 1934, as amended.

Miscellaneous

In addition to agreeing to use commercially reasonable efforts to take all actions and to do all things necessary to complete the merger and the other transactions contemplated by the merger agreement as soon as practicable, the merger agreement also contains additional agreements relating to the preparation and filing of Jarden’s registration statement, K2’s proxy statement and the required regulatory filings and the submission of the merger agreement for approval and adoption by K2 stockholders. Jarden and K2 have also agreed to consult with each other prior to issuing any public statements and to provide prompt notice to each other upon the occurrence of certain events.

Conditions to the Merger

Mutual Conditions

The respective obligations of K2 and Jarden to complete the merger are subject to the satisfaction of the following conditions, any of which, except as prohibited by applicable law, Jarden or K2 may waive:

•	the holders of 66 2/3% of the issued and outstanding shares of K2 common stock as of the record date shall have voted to adopt the merger agreement and to approve the merger;

•	any waiting period applicable to the consummation of the merger under the HSR Act shall have expired or terminated;

•	the receipt of all material approvals required under the competition or merger control laws of any jurisdiction other than the United States;

•

no governmental agency shall have enacted, issued, promulgated, enforced or entered any laws, orders, injunctions or judgments (whether temporary, preliminary or permanent) that enjoin or otherwise prohibit the completion of the merger; and

•

the registration statement registering the shares of Jarden common stock to be issued in the merger shall have been declared effective by the SEC, no stop order suspending its effectiveness shall have been issued and remain in effect and no proceeding for that purpose shall have been instituted by the SEC or any state regulatory authorities.

Jarden’s Conditions

Jarden’s and K2 Merger Sub’s obligations to consummate the merger are subject to the satisfaction of the following conditions, among others, any of which Jarden and K2 Merger Sub may waive:

•

the representations and warranties of K2 set forth in Sections 3.2 (Corporate Authorization; Enforceability), 3.3 (Capitalization), 3.7 (Voting), 3.10(a) (Absence of K2 Material Adverse Effect), 3.20 (Indebtedness), 3.24 (Takeover Statutes; K2 Rights Agreement and Charter Restrictions) and 3.28 (Opinion of Financial Advisor) of the merger agreement were true and correct in all material respects, both when made and as of the consummation of the merger, except to the extent expressly made as of an earlier date, in which case as of such date;

•

the representations and warranties of K2 set forth in the merger agreement (other than the sections referenced above) were true and correct (without giving effect to any materiality or K2 material adverse effect qualifiers), both when made and as of the consummation of the merger (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had and would not have a material adverse effect on K2;

•

K2 shall have performed and complied in all material respects with all obligations, agreements, and covenants required by the merger agreement to be performed or complied with prior to the consummation of the merger; and

•	K2 and its respective subsidiaries not having suffered from any change that would reasonably be expected to have a material adverse effect on K2.

K2’s Conditions

K2’s obligation to consummate the merger is subject to the following conditions, among others, any of which K2 may waive:

•

the representations and warranties of Jarden set forth in Sections 4.2 (Corporate Authorization), 4.3 (Enforceability), 4.4 (Capitalization) and 4.19 (Ownership of Common Stock) of the merger agreement were true and correct in all material respects, both when made and as of the consummation of the merger, except to the extent expressly made as of an earlier date, in which case as of such date;

•

the representations and warranties of Jarden set forth in the merger agreement (other than the sections referenced above) were true and correct (without giving effect to any materiality or Jarden material adverse effect qualifiers), both when made and as of the consummation of the merger (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had and would not have a material adverse effect on Jarden;

•

Jarden and K2 Merger Sub shall have complied in all material respects with all obligations, agreements, and covenants required by the merger agreement to be performed and complied with prior to the consummation of the merger;

•	Jarden and its respective subsidiaries not having suffered any change that would reasonably be expected to have a material adverse effect on Jarden; and

•

the shares of Jarden common stock issuable to the stockholders of K2 as a portion of the merger consideration shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

There can be no assurance that the conditions to the completion of the merger will be satisfied or waived. If the conditions to either party’s obligations are not satisfied in any material respect, then the other party may terminate the merger agreement. See the section entitled “—Termination of the Merger Agreement” immediately below.

Termination of the Merger Agreement

Termination by Mutual Consent

The merger agreement may be terminated at any time prior to the consummation of the merger by the mutual written consent of Jarden and K2, even after K2’s stockholders have approved the merger.

Termination by Either Jarden or K2

The merger agreement may be terminated at any time prior to the effective time of the merger by either of Jarden and K2 as follows:

•

if the merger is not completed by September 30, 2007 (provided that neither party may terminate the merger agreement if such party’s failure to fulfill any obligation under the merger agreement was the principal cause of, or resulted in, the failure of the merger to be consummated on or prior to September 30, 2007);

•	if K2’s stockholders do not adopt the merger agreement and approve the merger at the K2 special meeting (including any adjournment or postponement thereof); or

•

whether before or after K2’s stockholders adopt the merger agreement and approve the merger, any law, statute, ordinance, rule, regulation or code promulgated or applied by any governmental entity prohibits the consummation of the merger or if any order, judgment, injunction or award by any governmental agency restrains, enjoins or prohibits the consummation of the merger and such order, judgment, injunction or award has become final and nonappealable.

Termination by Jarden

The merger agreement may be terminated at any time prior to the consummation of the merger by Jarden, even after K2’s stockholders have adopted the merger agreement and approved the merger, as follows:

•	if

i.	K2 materially breaches its obligations with respect to (a) the no solicitation provisions, (b) fails to recommend to its stockholders to adopt the merger agreement and to approve the merger or (c) fails to call or hold the K2 special meeting (and, with respect to (b) and (c), such breach shall not have been cured by K2 within five business days after K2’s receipt of written notice of such breach from Jarden);

ii.	K2 enters into any contract with respect to, or otherwise consummates, any takeover proposal other than the merger;

iii.	K2’s board of directors withdraws, modifies or amends its recommendation to its stockholders to adopt the merger agreement and to approve the merger in any manner adverse to Jarden or K2 Merger Sub;

iv.	K2’s board of directors approves, endorses or recommends any takeover proposal other than the merger;

v.	K2 or K2’s board of directors takes any action that causes K2’s rights agreement or Section 203 of the DGCL to not apply to any takeover proposal other than the merger;

vi.	K2 or K2’s board of directors resolves or announces its intention to take any of the actions or to do any of the things described in the immediately preceding clauses (ii) through (v), in any case whether or not permitted by the merger agreement; or

•

if K2 materially breaches any of its representations, warranties, covenants or agreements contained in the merger agreement (other than the covenants and agreements described in paragraph (i) of the previous bullet), which breach (a) would reasonably be expected to result in certain of the closing conditions of the merger not being satisfied on or before September 30, 2007 and (b) shall have not been cured (if capable of being cured) by K2 by the earlier of September 30, 2007 and the date that is 20 business days after K2’s receipt of written notice of such breach from Jarden.

Termination by K2

The merger agreement may be terminated at any time prior to the consummation of the merger by K2 as follows:

•

if Jarden materially breaches any of its representations, warranties, covenants or agreements contained in the merger agreement, which breach (a) would reasonably be expected to result in certain of the closing conditions of the merger not being satisfied on or before September 30, 2007 and (b) shall have not been cured (if capable of being cured) by Jarden by the earlier of September 30, 2007 and the date that is 20 business days after Jarden’s receipt of written notice of such breach from K2; or

•	if, prior to K2’s stockholder vote adopting the merger agreement and approving the merger:

i.	in accordance with the applicable provisions of the merger agreement, (a) K2 receives an unsolicited takeover proposal that K2’s board of directors determines to be a superior proposal and (b) K2’s board of directors determines to approve entering into a contract providing for, or otherwise approves the consummation of, such superior proposal and has notified Jarden thereof in writing;

ii.	K2 performs its obligations under merger agreement by giving Jarden three business days after a delivery of notice of a superior proposal to propose revisions to the merger agreement (or make another proposal) and shall have negotiated in good faith with Jarden with respect to such revisions or other proposal;

iii.	K2 has not breached any of its obligations under the no solicitation provisions of the merger agreement with respect to such takeover proposal; and

iv.	prior to or concurrently with such termination, K2 pays, or causes to be paid, to Jarden (by wire transfer of immediately available funds to one or more accounts specified by Jarden in writing) all amounts required to be paid described in “—Termination Fees and Expenses” below.

Effect of Termination

In the event of termination of the merger agreement, the merger agreement shall become void and have no further force and effect, without any liability or obligation on the part of any party or their respective officers or directors, subject to any liabilities or damages arising from any willful breach of the merger agreement or fraud. However, the provisions of the merger agreement relating to termination fees and other expenses discussed below will continue in effect notwithstanding termination of the merger agreement.

Termination Fees and Expenses

Under the terms of the merger agreement, K2 has agreed to pay to Jarden a termination fee of $27,500,000, in addition to Jarden’s expenses, including reasonable legal fees, up to $1,000,000, if the merger agreement is terminated under one of the following circumstances:

•	the merger agreement is terminated by Jarden as described in the first bullet of “—Termination by Jarden” above;

•	if the merger agreement is terminated by K2 as described in the second bullet of “—Termination by K2” above;

•

if, (a) following the date of the merger agreement and prior to the termination of the merger agreement, a takeover proposal, whether or not conditional, shall have been proposed to K2 or otherwise publicly announced or disclosed, (b) the merger agreement is terminated by Jarden on the basis of a willful breach by K2 of its representations, warranties, covenants or agreements contained in the merger agreement and (c) within twelve months following the termination, K2 enters into an agreement with respect to any takeover proposal or consummates any takeover proposal; or

•

if, (a) following the date of the merger agreement and prior to the termination of the merger agreement, a takeover proposal, whether or not conditional, shall have been proposed to K2 or otherwise publicly announced or disclosed, (b) the merger agreement is terminated by either Jarden or K2 because the merger has not been consummated before September 30, 2007 or K2’s stockholders failed to adopt the merger agreement and to approve the merger and (c) within twelve months following the termination, K2 enters into an agreement with respect to any takeover proposal or consummates any takeover proposal. For purposes of the foregoing clause (c) only, references in the definition of the term “takeover proposal” to the figure “15%” will be deemed to be replaced by the figure “50%.”

Other Expenses

All expenses incurred in connection with the merger agreement and the transaction contemplated by the merger agreement, other than the termination fees payable as described under the section entitled “—Termination Fees and Expenses” above, will be paid by the party incurring the expenses, whether or not the merger is consummated, except:

•	that if the merger is consummated, K2, as the surviving corporation, will pay the fees of the paying agent;

•

Jarden will reimburse K2 for its expenses, if any, in connection with or related to, complying with its obligations with respect to the repayment and termination of K2’s existing credit facility, any possible financing transaction of Jarden and a redemption of K2’s existing 7 3/8% senior notes due 2014; and

•

Jarden and K2 will share equally all expenses associated with filings pursuant to the HSR Act, the filing, printing and mailing of K2’s proxy statement and the filing of Jarden’s registration statement.

Waiver and Amendment

The merger agreement may be amended by the parties at any time before or after the receipt of the approval of K2 stockholders of the adoption of the merger agreement and approval of the merger, except that after the receipt of such approval, no amendment shall be made that by law requires further approval of K2 stockholders without their further approval. All amendments to the merger agreement must be in writing signed by each party.

At any time prior to the effective time of the merger, Jarden (for the benefit of itself and K2 Merger Sub) and K2 may:

•	extend the time for performance of any obligation of the other parties to the merger;

•	waive any inaccuracies in the representations and warranties contained in the merger agreement or in any related document; or

•	waive compliance with any agreements or conditions in the merger agreement, unless prohibited by applicable law.

THE VOTING AGREEMENT

The following summary, which includes the material terms of the Voting Agreement by and among Jarden and the directors and certain executive officers of K2 dated as of April 24, 2007, is subject to, and is qualified in its entirety by reference to the voting agreement, a copy of which is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference.

In order to induce Jarden to enter into the merger agreement, the directors and certain executive officers of K2 who beneficially own, in the aggregate, approximately 4.7% of the issued and outstanding shares of K2 common stock as of the record date, have each agreed that at any meeting of the K2 stockholders or in connection with any written consent of the K2 stockholders, such stockholder will vote all shares of K2 common stock held of record or beneficially owned by such stockholder on the date of the voting agreement and all shares which may be thereafter acquired or owned by the stockholder, whether upon the exercise of options, warrants or other rights to acquire stock or by means of purchase, dividend, distribution or otherwise:

•	for the adoption of the merger agreement and the approval of the merger and any matter necessary for the consummation of the transactions contemplated by the merger agreement; and

•

subject to certain exceptions, against (A) any takeover proposal other than the merger, (B) any proposal for action or agreement that would result in a breach or violation of any representation, warranty, covenant, agreement or obligation of K2 under the merger agreement or which is reasonably likely to result in any of the conditions under the merger agreement to the consummation of the merger not being satisfied, (C) any change in the directors of K2 or (D) any action that could reasonably be expected to impede, interfere with, delay, postpone or materially and adversely affect the transactions contemplated by the merger agreement or the likelihood of such transactions being consummated.

Each K2 stockholder who is a party to the voting agreement has agreed that, except as provided by the voting agreement, such stockholder will not:

•

sell, transfer, pledge, hypothecate, encumber, assign or dispose of any shares of K2 common stock beneficially owned by such stockholder or any interest therein, or create or permit to exist any lien or other encumbrance on the shares of K2 common stock beneficially owned by such stockholder;

•

enter into any contract, option or other agreement or understanding with respect to any sale, transfer, pledge, hypothecation, encumbrance, assignment or disposition of any or all shares of K2 common stock beneficially owned by such stockholder or any interest therein;

•

grant any proxy, power-of-attorney or other authorization with respect to any or all shares of K2 common stock beneficially owned by such stockholder, except to vote such shares in accordance with the voting agreement;

•	deposit into a voting trust or enter into a voting agreement or arrangement with respect to any or all shares of K2 common stock beneficially owned by such stockholder; or

•

take any other action that would in any way restrict, limit or interfere with the performance of such stockholder’s obligations under the voting agreement or transactions contemplated by the voting agreement.

Each K2 stockholder who is a party to the voting agreement has irrevocably appointed Jarden or its nominee as its proxy to vote such stockholder’s shares of K2 common stock at every annual, special, adjourned or postponed meeting of K2 stockholders, including the K2 special meeting.

Each K2 stockholder who is a party to the voting agreement has agreed, during the term of the voting agreement and in his or her capacity as a K2 stockholder, that such stockholder, unless permitted under the merger agreement, shall not and shall not permit or authorize any of the stockholder’s officers, directors, employees, agents, representatives (together, the representatives) to

•	solicit or initiate, or encourage, directly or indirectly, any inquiries regarding, or the submission of, any takeover proposal;

•

participate in any discussions or negotiations regarding, or furnish to any person any information or data with respect to, or take any other action to facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any takeover proposal; or

•	enter into any contract with respect to any takeover proposal or approve or resolve to approve any takeover proposal.

Upon execution of the voting agreement, each K2 stockholder party to the voting agreement agreed to cease and to cause the stockholder’s representatives to cease any existing activities, discussions or negotiations with any person conducted before the date of the voting agreement with respect to any of the foregoing. These K2 stockholders agreed to promptly notify Jarden of the existence of any such proposal, discussion, negotiation or inquiry received or engaged in by these stockholders, and to immediately communicate to Jarden the terms of any such proposal, discussion, negotiation or inquiry that they may receive or engage in (and promptly provide copies of any written materials received by them in connection with such proposal, discussion, negotiation or inquiry) and the identity of the person making such proposal or inquiry or engaging in such discussion or negotiation.

Each K2 stockholder party to the voting agreement has waived any rights of appraisal or rights to dissent from the merger under Delaware law.

Each K2 stockholder party to the voting agreement has agreed to take all actions necessary to consummate and make effective the transactions contemplated by the voting agreement.

The voting agreement applies to participating K2 stockholders in their capacity as K2 stockholders and not as directors or officers of K2. These stockholders are not limited in taking any action that such stockholders, solely in their capacities as directors or officers of K2, deem necessary in the exercise of their fiduciary duties.

The voting agreement will terminate upon the earlier of:

•	the written mutual consent of Jarden and the participating K2 stockholders to terminate the voting agreement;

•	the effective time of the merger; or

•	the termination of the merger agreement.

INFORMATION ABOUT JARDEN

Jarden is a leading provider of niche consumer products used in and around the home. Jarden operates in three primary business segments through a number of well recognized brands, including: Branded consumables: Ball®, Bee®, Bicycle®, Crawford®, Diamond®, Dicon®, First Alert®, Forster®, Hoyle®, Java Log®, Kerr®, Lehigh®, Leslie-Locke®, Loew-Cornell®, Pine Mountain® and Starterlogg®; Consumer solutions: Bionaire®, Crock-Pot®, FoodSaver®, Harmony®, Health o meter®, Holmes®, Mr. Coffee®, Oster®, Patton®, Rival®, Seal-a-Meal®, Sunbeam®, VillaWare® and White Mountain®; and Outdoor solutions: Abu Garcia®, Berkley®, Campingaz® , Coleman® , Fenwick® , Gulp®, Mitchell®, Stren® and Trilene®. Jarden’s growth strategy is based on introducing new products, as well as on expanding existing product categories which is supplemented through acquiring businesses with highly recognized brands, innovative products and multi-channel distribution.

Jarden has achieved leading market positions in a number of niche categories by selling branded products through a variety of distribution channels, including club, department store, drug, grocery, mass merchant, sporting goods and specialty retailers, as well as direct to consumers. By leveraging Jarden’s strong brand portfolio, category management expertise and superior customer service, Jarden has established and continues to maintain long-term relationships with leading retailers within these channels. For example, Jarden has serviced Wal-Mart and Home Depot since their openings in 1962 and 1978, respectively, and is currently category manager at these and other retailers in certain categories. Moreover, several of Jarden’s leading brands, such as Ball® jars, Bicycle® playing cards, Coleman® lanterns, and Diamond® kitchen matches, have been in continuous use for over 100 years. Jarden continues to strive to expand its existing customer relationships and attract new customers by introducing new product line extensions and entering new product categories.

Jarden operates three primary business segments: Branded consumables, Consumer solutions and Outdoor solutions.

Branded consumables. Jarden manufactures or sources, markets and distributes a broad line of branded consumer products, many of which are affordable, consumable and fundamental household staples including arts and crafts paint brushes, children’s card games, clothespins, collectible tins, firelogs and firestarters, home safety equipment, home canning jars, jar closures, kitchen matches, other craft items, plastic cutlery, playing cards and accessories, rope, cord and twine, storage and workshop accessories, toothpicks and other accessories. This segment markets Jarden’s products under the Aviator®, Ball®, Bee®, Bernardin®, Bicycle®, BRK®, Crawford®, Diamond®, Dicon®, First Alert®, Forster®, Hoyle®, KEM®, Kerr®, Lehigh®, Leslie-Locke®, Loew-Cornell® and Pine Mountain® brand names, among others.

Consumer solutions. Jarden manufactures or sources, markets, distributes and licenses rights to an array of innovative consumer products that are designed to improve consumers’ lives by enhancing sleep, health, personal care, cooking and other daily necessities with leading products such as coffeemakers, bedding, home vacuum packaging machines, heating pads, slow cookers, air cleaning products, fans and heaters and personal and animal grooming products, as well as related consumable products. Jarden sells kitchen products under the well-known Crock-Pot®, FoodSaver®, Mr. Coffee®, Oster®, Rival®, Seal-a-Meal®, Sunbeam®, VillaWare® and White Mountain® brand names. Personal care and grooming products are sold under the Health o meter®, Oster® and Sunbeam® brand names. Jarden’s portable air cleaning products are sold under the Bionaire® and Harmony® brand names, and Jarden’s fans and heaters are sold under the Holmes® and Patton® brand names.

Outdoor solutions. Jarden manufactures or sources, markets and distributes consumer leisure products worldwide under, and license rights to, the Abu Garcia®, Berkley®, Campingaz®, Coleman®, Fenwick®, Gulp®, Mitchell®, SevenStrand®, Spiderwire®, Stren® and Trilene® brands for use outside the home or away from the home, such as products for camping, backpacking, fishing, tailgating, backyard grilling and other outdoor activities. Coleman has branded itself “The Outdoor Company™” and is committed to promoting the social, health and recreational benefits of “going outside” to consumers.

Process solutions. In addition to the three primary business segments described above, Jarden’s Process solutions business segment consists primarily of Jarden’s plastic consumables business, which manufactures, markets and distributes a wide variety of plastic products, including jar closures, contact lens packaging, plastic cutlery, refrigerator door liners, medical disposables and rigid packaging, and Jarden’s zinc strip business, which is the largest producer of zinc strip and fabricated zinc products such as coinage blanks for the U.S. Mint, Royal Canadian Mint, and international markets.

INFORMATION ABOUT K2

K2 is a premier, branded consumer products company with a portfolio of leading brands including Shakespeare, Pflueger, Penn, Stearns, Sevylor, Sospenders and Hodgman in the Marine and Outdoor segment; Rawlings, Worth, Miken and Brass Eagle in the Team Sports segment; K2, Völkl, Marker and Ride in the Action Sports segment; and Adio, Marmot and Ex Officio in the Apparel and Footwear segment. K2’s diversified mix of products is used primarily in team and individual sports activities such as fishing, water sports, baseball, softball, alpine and nordic skiing, snowboarding and in-line skating. Among K2’s other branded products are Tubbs, Atlas and Little Bear snowshoes, Madshus nordic skis, JT and Worr Games paintball products and Planet Earth apparel. Founded in 1946, K2’s annual sales have grown to $1.4 billion in 2006 through a combination of internal growth and strategic acquisitions.

K2 has expanded its presence in several sporting goods markets in the U.S., Europe and Japan, including skateboard shoes, fishing tackle reels and kits and combos, outdoor marine accessories, hunting accessories, outdoor apparel, ski accessories, paintball products, baseball and softball bats and All-Terrain Vehicle accessories. K2’s management believes its products have benefited from the brand strength, reputation, distribution, and market share positions of other K2 products, several of which are now among the top brands in their respective markets. K2’s product portfolio contains some of the most widely recognized brands in their respective market segments.

DESCRIPTION OF JARDEN CAPITAL STOCK

The following summary of the terms of the capital stock of Jarden before and after the merger is not meant to be complete and is qualified by reference to Jarden’s restated certificate of incorporation and Jarden’s bylaws. Copies of Jarden’s restated certificate of incorporation and bylaws are incorporated herein by reference and will be sent to stockholders of Jarden and K2 upon request. See the section entitled “Where You Can Find More Information” beginning on page 109 of this proxy statement/prospectus.

Common Stock

Authorized Common Stock

Jarden has authorized 150,000,000 shares of common stock, par value $0.01 per share. As of April 25, 2007, there were 71,852,950 shares of common stock outstanding.

Voting Rights

The holders of Jarden common stock are entitled to one vote for each share on all matters voted on by its stockholders, including the election of directors. No holders of Jarden common stock have any right to cumulative voting.

Dividend Rights

Subject to any preferential rights of any outstanding series of preferred stock created by Jarden’s board of directors, the holders of Jarden common stock are entitled to such dividends as may be declared from time to time by Jarden’s board of directors from funds available therefor. Jarden currently does not, and does not intend to, pay cash dividends on its common stock in the foreseeable future. Furthermore, Jarden’s senior credit facility and the indenture governing its senior subordinated notes contain restrictions that limit its ability to pay dividends.

Rights Upon Liquidation

In the event of a liquidation, dissolution or winding up, the holders of Jarden common stock are entitled to share ratably in all assets remaining after payment of liabilities.

Preemptive Rights

Holders of Jarden common stock have no preemptive rights or rights to convert their shares of common stock into any other securities.

Other Rights

There are no redemption or sinking fund provisions applicable to shares of Jarden common stock.

Transfer Agent

National City Bank is the transfer agent and registrar for shares of Jarden common stock.

Preferred Stock

Jarden’s restated certificate of incorporation authorizes Jarden’s board of directors to issue, without further stockholder action, up to 5,000,000 shares of preferred stock, in one or more series, having a par value of $0.01 per share, 250,000 of which has been designated as Series A Junior Participating Preferred Stock. At the date of this proxy statement/prospectus, no shares of Jarden preferred stock were outstanding. Jarden’s board of directors is authorized to fix for each such series the designation and relative rights (including, if any, conversion, participation, voting and dividend rights and stated redemption and liquidation values), preferences, limitations and restrictions, as are stated in the resolutions adopted by the board of directors and as are permitted by the DGCL.

COMPARISON OF THE RIGHTS OF K2 STOCKHOLDERS AND JARDEN

STOCKHOLDERS

The following comparison highlights the material differences between the rights of K2 stockholders under the restated certificate of incorporation, as amended, and the amended and restated bylaws of K2 and the rights of Jarden stockholders under the restated certificate of incorporation, as amended, and bylaws of Jarden, and under Delaware law.

The following summary does not purport to be a complete statement of the provisions affecting and differences between the rights of holders of K2 common stock and holders of Jarden common stock. This summary is qualified in its entirety by reference to the restated certificates of incorporation and bylaws of each of Jarden and K2, to which the stockholders of K2 are referred.

K2 STOCKHOLDERS	JARDEN STOCKHOLDERS
Corporate Governance

The rights of K2 stockholders are governed by the DGCL, the K2 restated certificate of incorporation, and the K2 bylaws.	The rights of Jarden stockholders are governed by the DGCL, the Jarden restated certificate of incorporation, as amended, and the Jarden bylaws. The restated certificate of incorporation, as amended, and bylaws of Jarden after the merger will be identical in all respects to those of Jarden prior to the merger.

Capitalization

K2 has authority to issue a total of 122,500,000 shares of capital stock, consisting of:	Jarden has authority to issue a total of 155,000,000 shares of capital stock, consisting of:

• 110,000,000 shares of common stock, par value $1.00 per share, and • 12,500,000 shares of preferred stock, par value $1.00 per share.	• 150,000,000 shares of common stock, par value $.01 per share, and • 5,000,000 shares of preferred stock, par value $.01 per share.

As of the date of this proxy statement/prospectus,
there were approximately 49,698,374 shares of K2
common stock issued and outstanding and held of
record by approximately 3,098 persons. K2 common
stock is listed on the NYSE under the symbol
“KTO.” Holders of K2 common stock are entitled to
one vote per share on all matters to be voted upon by
K2 stockholders. In the event of a liquidation,
dissolution or winding up of K2, the holders of K2
common stock are entitled to share ratably in all
assets remaining after payment of the liabilities of K2
and of the preferential amounts, if any, to which the
holders of K2 preferred stock are entitled. The K2
common stock has no preemptive, conversion or
other subscription rights. There are no redemption or
sinking fund provisions applicable to the K2 common
stock. Computershare Trust Company, Inc. is the
Transfer Agent and Registrar for the shares of K2
common stock.

For a further description of Jarden’s capital stock, see the section entitled “Description of Jarden Capital Stock” beginning on page 96 of this proxy statement/ prospectus.

K2 STOCKHOLDERS	JARDEN STOCKHOLDERS

The K2 board of directors may issue up to 12,500,000 shares of K2 preferred stock in one or more series and, subject to the DGCL, may:

•     fix its rights, preferences, privileges and restrictions,

•     fix the number of shares and designation of any series, and

•     increase or decrease the number of shares of any series if not adjusting to a level below the number of then outstanding shares.

K2’s certificate of designation dated August 10, 1989, as amended on August 9, 1999, designates 200,000 shares of preferred stock as Series A Preferred Stock in connection with K2’s rights agreement, as described below in “Rights Plan” on page 107. The powers, preferences or special rights of this series may not be materially and adversely changed without the approval of at least two-thirds of the outstanding shares of K2’s Series A Preferred Stock voting separately as a class.

As of the date of this proxy statement/prospectus, no shares of K2 preferred stock were outstanding.

Mergers, Acquisitions and Other Transactions

Article Fourteenth of K2’s restated certificate of incorporation requires the affirmative vote of two-thirds of the outstanding shares entitled to vote thereon for the adoption of any agreement for the merger of K2 with or into any other corporation, for the consolidation of K2 with any other corporation or for the sale of substantially all of the assets of K2 to any other person.

Jarden’s restated certificate of incorporation does not alter the required vote under the DGCL of Jarden stockholders to approve a merger, consolidation or sale of all or substantially all of Jarden’s assets. As such, pursuant to the DGCL, a majority of outstanding shares entitled to vote thereon must approve any merger agreement involving Jarden. The DGCL does not, however, require a stockholder vote when Jarden is the surviving corporation in a merger, unless Jarden provided otherwise in its restated certificate of incorporation, if:

•     the merger agreement does not amend Jarden’s existing restated certificate of incorporation;

•     each share of Jarden stock outstanding before the merger is an identical outstanding or treasury share of Jarden after the merger; and

•     the number of shares to be issued by Jarden in the merger does not exceed 20% of the shares of Jarden common stock outstanding immediately prior to the merger.

K2 STOCKHOLDERS	JARDEN STOCKHOLDERS
Interested Stockholder Business Combinations

Article Fifteenth of K2’s restated certificate of incorporation requires that, in addition to any affirmative vote required by any other provision of the restated certificate of incorporation, by law or otherwise, any business combination involving an interested stockholder, including any merger or consolidation of K2 with any interested stockholder, receive the affirmative vote of at least 80% of the outstanding shares of K2’s voting stock, and the affirmative vote of at least two-thirds of the outstanding shares of voting stock held by K2 stockholders other than the interested stockholder. However, the higher voting requirements of Article Fifteenth are not required if the business combination is approved by two-thirds of the disinterested directors or several other conditions are met. An interested stockholder is defined as any person who or which (i) is the beneficial owner, directly or indirectly, of 10% or more of the outstanding voting stock of K2; or (ii) is an affiliate of K2 and at any time within the two-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the then outstanding voting stock; or (iii) is an assignee of or has otherwise succeeded to any shares of voting stock which were at any time within the two-year period immediately prior to the date in question beneficially owned by any interested stockholder, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933.

A disinterested director is defined as any member of the board of directors of K2 who is unaffiliated with the interested stockholder and was a member of the board prior to the time that the interested stockholder became an interested stockholder, and any successor of a disinterested director who is unaffiliated with the interested stockholder and is recommended to succeed a disinterested director by a majority of disinterested directors then on the board.

Section 203 of the DGCL prohibits a corporation from engaging in certain transactions with an “interested stockholder” for three years following the date that the person becomes an interested stockholder. There are certain exceptions to this

Article VIII of Jarden’s restated certificate of incorporation requires approval by three-fourths of the outstanding shares entitled to vote for any related party business combination, including any merger or business combination of Jarden or any of its subsidiaries with a related party or other corporation which is, or after the merger or consolidation would be, an affiliate or associate of any related party.

The provision in the preceding paragraph shall not be applicable to any related party business combination, and such related party business combination shall only require such affirmative vote as is required by law or any other provision of Jarden’s restated certificate of incorporation or bylaws, if all of the conditions specified in either of the following subparagraphs 1 or 2 are met:

1.      the related party business combination is expressly approved by a majority of the disinterested directors; or

2.      all of the following conditions are met

•     the aggregate amount of cash and in kind consideration received by shareholders in the related party business combination must be at least equal to the highest of several price per share measurements;

•     the consideration received by holders of shares must be in cash or in the same form as the related party has previously paid for shares of such particular stock;

•     after the related party becomes a related party and prior to the consummation date, there shall have been no reduction in or failure to pay annual dividends and the related party does not acquire more stock;

•     after the related party becomes a related party, the related party shall not have received the benefit, directly or indirectly, of any loans, advances, guaranties, pledges or other financial assistance or any tax credits or other tax advantages provided by Jarden;

K2 STOCKHOLDERS	JARDEN STOCKHOLDERS

prohibition, including if (i) prior to the time such stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding voting stock owned by persons who are directors and also officers and certain employee stock plans), or (iii) at or subsequent to the time such stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

With certain exceptions, pursuant to the DGCL, an interested stockholder is a person or group who or which owns 15% or more of the corporation’s outstanding voting stock, including rights to acquire stock, or is an affiliate or associate of the corporation and was the owner of 15% or more of the corporation’s voting stock at any time within the previous three years.

•     a proxy or information statement describing the proposed related party business combination is mailed to the public stockholders of Jarden at least 30 calendar days prior to the consummation of the related party business combination; and

•     the related party shall not have made any major change in Jarden’s business or equity capital structure without the approval of a majority of the disinterested directors.

A related party is defined as any person (other than Jarden, its subsidiaries or employee benefit plan of Jarden and its subsidiaries) who is (i) a beneficial owner of more than 10 percent of the voting power of the outstanding voting stock; (ii) an affiliate or associate of Jarden and at any time within the two-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 10 percent or more of the voting power of the then outstanding voting stock; or (iii) an assignee of or has otherwise succeeded to any shares of voting stock which were at any time within the two-year period immediately prior to the date in question beneficially owned by any related party, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933, as amended.

A disinterested director is defined as (i) any member of the board of directors of Jarden who is unaffiliated with the related party and was a member of the board of directors prior to the time that the related party became a related party; or (ii) any successor of a disinterested director who is unaffiliated with the related party and is recommended to succeed a disinterested director by a majority of disinterested directors then on the board of directors.

Section 203 of the DGCL prohibits a corporation from engaging in certain transactions with an “interested stockholder” for three years following the date that the person becomes an interested stockholder. There are certain exceptions to this prohibition, including if (i) prior to the time such

K2 STOCKHOLDERS	JARDEN STOCKHOLDERS

stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding voting stock owned by persons who are directors and also officers and certain employee stock plans), or (iii) at or subsequent to the time such stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

With certain exceptions, pursuant to the DGCL, an interested stockholder is a person or group who or which owns 15% or more of the corporation’s outstanding voting stock, including rights to acquire stock, or is an affiliate or associate of the corporation and was the owner of 15% or more of the corporation’s voting stock at any time within the previous three years.

Number of Directors; Vacancies

K2’s board of directors may consist of not less than eight and not more than eleven members. Currently, there are ten members of K2’s board of directors.	Jarden’s board of directors may consist of not less than two and not more than nine members. Currently, there are nine members of Jarden’s board of directors.

The K2 restated certificate of incorporation and bylaws are silent as to the filling of vacancies and the appointment of new directors to fill newly-created positions. Therefore, as provided by the DGCL, vacancies and newly created directorships are filled by a vote of a majority of the K2 directors in office, even if the majority is less than a quorum.	Vacancies on Jarden’s board of directors resulting from an increase in the number of directors and any vacancies resulting from death, resignation, disqualification, removal or other cause, may be filled by the affirmative vote of a majority of Jarden’s board of directors, even if the majority is less than a quorum.

The term of a director elected to fill a vacancy expires at the next election of directors when a successor is elected and qualified.	The term of a director elected to fill a vacancy continues until the next annual election of directors and until a successor is duly elected and qualified.

Classification of Directors

As permitted by the DGCL, K2’s board of directors is divided into three classes, with each director elected to a three-year term.	As permitted by the DGCL, Jarden’s board of directors is divided into three classes, with each director elected to a three-year term.

K2 STOCKHOLDERS	JARDEN STOCKHOLDERS
Election of Directors; Cumulative Voting

K2 stockholders may not cumulate votes in connection with the election of directors.	Jarden’s bylaws do not provide for cumulative voting at any election of directors.

Removal of Directors

The K2 restated certificate of incorporation and bylaws are silent as to the removal of directors. Therefore, the DGCL provides that for classified boards of directors such as K2’s board, a director may only be removed for cause by the holders of a majority of the shares then entitled to vote at an election of directors.	Jarden’s restated certificate of incorporation allows for the removal of a director, with cause, by the affirmative vote of the holders of at least three-fourths of the shares entitled to vote in the election of directors.

Limitation of Liability for Directors and Indemnification

The K2 restated certificate of incorporation provides a right of indemnification to any person who is or was a director or officer of K2 or is or was serving at the request of K2 as a director, officer, employee or agent of another entity to the fullest extent authorized or permitted by the DGCL, as may be amended, but in the case of any such amendment, only to the extent that such amendment permits K2 to provide broader indemnification rights than the law permitted prior to the amendment. The right to indemnification is a contract right and includes the right to be paid by K2 the expenses incurred in defending any proceeding in advance of its disposition, provided that, if the DGCL so requires, the payment of such expenses for a director or officer in his capacity as such will only be made upon delivery to K2 of an undertaking to repay all amounts so advanced if it is ultimately determined that the director or officer is not entitled to indemnification under K2’s restated certificate of incorporation or otherwise. The K2 restated certificate of incorporation also permits K2’s board of directors to provide indemnification of employees and agents of K2 with the same scope and effect as the indemnification provided for directors and officers. This right to indemnification is not exclusive of any other right the director or officer may have.

Even if K2 is prohibited from indemnifying such person under the DGCL, it may maintain insurance at its expense to protect itself and any director, officer, employee or agent against such expense, liability or loss. K2 currently maintains such insurance and has also entered into customary indemnification agreements with each of its directors.

Jarden’s restated certificate of incorporation provides for the indemnification of current and former directors and officers against all liability and reasonable expenses incurred in connection with or resulting from any claim, action, suit or proceeding in which such officer or director may become involved by reason of being or having been a director or officer, provided that a determination is made in accordance with the DGCL that such person acted in good faith and in a manner that such person reasonably believed to be in the best interests of Jarden or at least not opposed to the best interests of such other entity and, in addition, in any criminal action or proceedings, had reasonable cause to believe that his conduct was lawful. Any director or officer who has been wholly successful, on the merits or otherwise, with respect to any claim, action, suit or proceeding shall be entitled to indemnification as of right, except to the extent such individual has otherwise been indemnified.

Jarden’s bylaws provides for the indemnification of current and former directors and officers against all liability and reasonable expenses incurred in connection with or resulting from any claims, action, suit or proceeding in which such officer or director may become involved, by reason of such officer or director being or having been a director or officer, to the fullest extent permitted by the DGCL. However, if the DGCL is amended to further eliminate or limit director liability, then the indemnification provided shall be expanded to the fullest extent permitted by the DGCL, as amended.

K2 STOCKHOLDERS	JARDEN STOCKHOLDERS

The DGCL permits a corporation to include in its certificate of incorporation a provision limiting the personal liability of directors. However, a director will be liable for:

•     a breach of the director’s duty of loyalty to the corporation or its stockholders;

•     acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•     violations of DGCL section 174 (unlawful distributions to stockholders, etc.); and

•     any transaction from which the director derived an improper personal benefit.

K2’s restated certificate of incorporation provides that no director shall be personally liable to K2 or K2’s stockholders for a breach of fiduciary duty by such director, except that, as required by the DGCL, a director will be liable for such events described immediately above.

Even if Jarden is prohibited from indemnifying such person under the DGCL, it may maintain insurance at its expense to protect itself and any director, officer, employee or agent against such expense, liability or loss. Jarden currently maintains such insurance.

The DGCL permits a corporation to include in its certificate of incorporation a provision limiting the personal liability of directors. However, a director will be liable for:

• a breach of the director’s duty of loyalty to the corporation or its stockholders;
• acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
• violations of DGCL section 174 (unlawful distributions to stockholders, etc.); and

•     any transaction from which the director derived an improper personal benefit.

Jarden’s restated certificate of incorporation provides that no director shall be personally liable to Jarden or Jarden’s stockholders for a breach of fiduciary duty by such director, except that, as required by the DGCL, a director will be liable for such events described immediately above.

Stockholder Action

Except for certain specified matters requiring a supermajority vote, the vote of a majority of the shares present in person or represented by proxy and entitled to vote at a duly called and held meeting is the act of the K2 stockholders. The K2 restated certificate of incorporation provides that any action required or permitted to be taken by stockholders must be effected at a duly called annual or special meeting and may not be effected by written consent.

Jarden’s bylaws provide that a stockholder may transact business at the annual meeting if such business is properly brought before the annual meeting.

The Jarden restated certificate of incorporation and bylaws are silent as to whether stockholders can act by written consent.

Any action required by the DGCL to be taken at any annual or special meeting of stockholders, or action which may be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent must be given to those stockholders who have not consented in writing.

K2 STOCKHOLDERS	JARDEN STOCKHOLDERS
Appraisal/Dissenters’ Rights

Under the DGCL, appraisal rights may be available in connection with a statutory merger or consolidation in certain specific situations.	Under the DGCL, appraisal rights may be available in connection with a statutory merger or consolidation in certain specific situations.

Appraisal rights are not available under the DGCL when a corporation is to be the surviving corporation and no vote of its stockholders is required to approve the merger.	Appraisal rights are not available under the DGCL when a corporation is to be the surviving corporation and no vote of its stockholders is required to approve the merger.

In addition, unless otherwise provided in K2’s restated certificate of incorporation, no appraisal rights are available under the DGCL to holders of shares of any class of stock which is either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or (ii) held of record by more than 2,000 stockholders, unless such stockholders are required by the terms of the merger to accept in exchange for their shares anything other than:	In addition, unless otherwise provided in Jarden’s restated certificate of incorporation, no appraisal rights are available under the DGCL to holders of shares of any class of stock which is either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or (ii) held of record by more than 2,000 stockholders, unless such stockholders are required by the terms of the merger to accept in exchange for their shares anything other than:

• shares of stock of the surviving corporation;	• shares of stock of the surviving corporation;

•     shares of stock of another corporation which are listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers or held of record by more than 2,000 stockholders as of the effective date of the merger or consolidation;

•     shares of stock of another corporation which are listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers or held of record by more than 2,000 stockholders as of the effective date of the merger or consolidation;

• cash in lieu of fractional shares of such stock; or any combination thereof.	• cash in lieu of fractional shares of such stock; or any combination thereof.

Appraisal rights are not available under the DGCL in the event of a sale, lease or exchange of all or substantially all of K2’s assets or the adoption of an amendment to its restated certificate of incorporation, and the restated certificate of incorporation of K2 does not provide for such appraisal rights.	Appraisal rights are not available under the DGCL in the event of a sale, lease or exchange of all or substantially all of Jarden’s assets or the adoption of an amendment to its restated certificate of incorporation, and the restated certificate of incorporation of Jarden does not provide for such appraisal rights.

K2’s stockholders will be entitled to receive dissenters’ appraisal rights with respect to the merger.	Jarden’s stockholders will not receive dissenters’ appraisal rights with respect to the merger.

Share Repurchases

Under the DGCL, a corporation may generally redeem or repurchase shares of its stock if such redemption or repurchase will not impair the capital of the corporation.	Under the DGCL, a corporation may generally redeem or repurchase shares of its stock if such redemption or repurchase will not impair the capital of the corporation.

K2 STOCKHOLDERS	JARDEN STOCKHOLDERS
Dividends

The DGCL permits the directors of every corporation, subject to any restrictions contained in its certificate of incorporation, to declare and pay dividends upon the shares of its capital stock either out of its surplus or, in case there is no such surplus, out of the corporation’s net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

The holders of K2 common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the K2 board of directors out of funds legally available for the payment of dividends.

The DGCL permits the directors of every corporation, subject to any restrictions contained in its certificate of incorporation, to declare and pay dividends upon the shares of its capital stock either out of its surplus or, in case there is no such surplus, out of the corporation’s net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Special Stockholder Meetings

The K2 bylaws provide that, except as otherwise required by statute, only the board of directors or the chairman of the board can call a special meeting of the K2 stockholders. No business may be transacted at a special meeting of the stockholders other than that stated in the notice of the meeting.

Under the DGCL, a special meeting of a corporation’s stockholders may be called by the board or by any other person authorized by the corporation’s certificate of incorporation or bylaws. All stockholders of record entitled to vote must receive notice of all stockholder meetings not less than ten, nor more than sixty days before the date of the stockholder meeting.

Jarden’s bylaws provide that a special meeting of stockholders may only be called by the president or by the board of directors or as otherwise may be required by the DGCL.

Under the DGCL, a special meeting of a corporation’s stockholders may be called by the board or by any other person authorized by the corporation’s certificate of incorporation or bylaws. All stockholders of record entitled to vote must receive notice of all stockholder meetings not less than ten, nor more than sixty days before the date of the stockholder meeting.

Advance Notice Requirements

The K2 bylaws state that a stockholder may only bring business before a stockholder meeting, including a nomination of a director for the board, if the stockholder gives at least 90 days advance written notice of the business to K2’s Secretary or, if later, the tenth day after the first public announcement of the date of the meeting. In addition, for business to be properly brought before any stockholder meeting, the matter must be a proper matter for stockholder action under the DGCL.

Rule 14a-8 of the Securities Exchange Act of 1934, as amended, provides that for stockholders submitting proposals for meetings of stockholders other than regularly scheduled annual meetings, the deadline is a reasonable time before the corporation begins to print and send its proxy materials. For annual meetings, the proposal must be received at the corporation’s

The Jarden bylaws state that a stockholder may only bring business before a stockholder meeting, the stockholder must give the corporation timely written notice. To be timely, a stockholders’ notice in writing must be delivered or mailed to the secretary of the corporation. Any such notice must be received not less than 90 and not more than 120 days prior to the first anniversary of the preceding year’s annual meeting or if the date of the meeting is not within 30 days before or after such anniversary date, then such notice must be received not later than the tenth day after the first public announcement of the date of the meeting. In addition, for business to be properly brought before any stockholder meeting, the matter must be a proper matter for stockholder action.

Rule 14a-8 of the Securities Exchange Act of 1934, as amended, provides that for stockholders

K2 STOCKHOLDERS	JARDEN STOCKHOLDERS
principal executive offices not less than 120 calendar days before the date of the corporation’s proxy statement released to stockholders in connection with the previous year’s annual meeting. However, if the corporation did not hold an annual meeting the previous year, or if the date of this year’s annual meeting has been changed by more than 30 days from the date of the previous year’s meeting, then the deadline is a reasonable time before the corporation begins to print and send its proxy materials.	submitting proposals for meetings of stockholders other than regularly scheduled annual meetings, the deadline is a reasonable time before the corporation begins to print and send its proxy materials. For annual meetings, the proposal must be received at the corporation’s principal executive offices not less than 120 calendar days before the date of the corporation’s proxy statement released to stockholders in connection with the previous year’s annual meeting. However, if the corporation did not hold an annual meeting the previous year, or if the date of this year’s annual meeting has been changed by more than 30 days from the date of the previous year’s meeting, then the deadline is a reasonable time before the corporation begins to print and send its proxy materials.

Amendments to Bylaws

K2’s bylaws may be amended by the board of directors at any regular or special meeting of the board or by the stockholders by the vote of 75% or more of the outstanding shares entitled to vote thereon.	Jarden’s bylaws may be amended by the board of directors at any regular or special meeting of the board.

Rights Plan

K2 entered into a Rights Agreement dated as of July 1, 1999 between K2 and Computershare Trust Company, N.A., as amended by the First Amendment to the Rights Agreement dated as of April 24, 2007. Pursuant to the rights agreement, a right is attached to each share of K2 common stock issued and outstanding as of and after September 5, 1999.

The rights issued under the rights agreement are not currently exercisable or transferable, and no separate certificates evidencing such rights will be distributed, unless certain events, described below, occur. Although K2 does not intend the rights agreement to prevent a takeover of K2, the rights agreement may cause substantial dilution to certain persons or groups that beneficially acquire 15% or more of K2 common stock, unless the rights issuable under the rights agreement are first redeemed, repurchased or negated by K2’s board of directors or pursuant to an amendment of the rights agreement. A summary of the key provisions of the rights agreement is provided below.

The rights become exercisable ten days after the public announcement that any person or group has:

•     acquired 15% or more of the outstanding shares of K2 common stock; or

Jarden does not maintain a rights plan.

K2 STOCKHOLDERS	JARDEN STOCKHOLDERS

•     initiated a tender offer for shares of K2 common stock, which would result in any person or group acquiring 15% or more of the outstanding shares of K2 common stock.

Each right entitles its holder to purchase 1/100th of a share of K2 Series A Junior Participating Cumulative Preferred Stock at a price of $60 per 1/100th of a share of preferred stock, subject to adjustment. Once exercisable, each right will entitle its holder to purchase a number of shares of K2 common stock having a market value of two times the exercise price of the right. At any time after any person or group becomes a 15% beneficial owner of K2 common stock, but before a change in control transaction, the K2 board of directors may exchange each right not owned by a 15% beneficial owner for one share of K2 common stock or other K2 preferred stock.

In addition, each right, other than rights owned by the acquiring person, such person’s affiliates, associates and any group of which such person is a member, will entitle the holder of such rights to purchase a number of shares of the common stock of the acquiring entity or its parent having a market value equal to two times the exercise price of the right, unless the rights are earlier redeemed by K2, after:

•     a person or group acquires 15% or more of the outstanding shares of K2 common stock;

•     K2 is acquired in a merger or other business combination transaction; or

•     50% or more of K2’s consolidated assets or earning power are sold.

K2 may redeem the rights, at a price of $0.001 per right at any time prior to the close of business on the tenth (10th) day after a person or group obtains 15% or more of the outstanding shares of K2’s common stock. The rights expire on September 5, 2009, unless extended or earlier redeemed.

Pursuant to the first amendment to the rights agreement, the rights agreement is inapplicable to the merger agreement, the voting agreement and the transactions contemplated by such agreements.

FUTURE K2 STOCKHOLDER PROPOSALS

K2 intends to hold a 2007 annual meeting of stockholders only if the merger is not completed. If such a meeting is held, stockholder proposals will only be considered for inclusion in K2’s proxy statement for the 2007 annual meeting if they (1) are submitted to the Corporate Secretary of K2 in writing at K2’s principal executive offices at 5818 El Camino Real, Carlsbad, CA 92008, within a reasonable time before K2 begins to print and mail its proxy materials, and (2) concern a matter that may properly be considered and acted upon at the annual meeting in accordance with law and the rules of the SEC, including Rule 14a-8 of the Securities Exchange Act of 1934, as amended.

LEGAL MATTERS

The validity of the shares of Jarden common stock offered by this proxy statement/prospectus will be passed upon by Kane Kessler, P.C., New York, New York, as counsel to Jarden.

EXPERTS

The consolidated financial statements of K2 Inc. appearing in K2 Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2006 (including the schedule appearing therein), and K2 Inc. management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 included therein (which did not include an evaluation of the internal control over financial reporting of Sevylor, Inc.), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, which as to the report on internal control over financial reporting contains an explanatory paragraph describing the above referenced exclusion of Sevylor, Inc. from the scope of management's assessment and such firm's audit of internal control over financial reporting, included therein, and incorporated herein by reference. Such consolidated financial statements and management's assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Jarden Corporation included in Jarden Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2006 (including the schedule appearing therein), and Jarden Corporation management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 included therein (which did not include an evaluation of the internal control over financial reporting of the firelog and firestarter business acquired from Conros Corporation, Conros International Ltd and Java Logg Global Corporation (“Pine Mountain”)), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, which as to the report on internal control over financial reporting contains an explanatory paragraph describing the above referenced exclusion of Pine Mountain from the scope of management’s assessment and such firm’s audit of internal control over financial reporting, included therein and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Jarden and K2 are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith are required to file annual, quarterly and current reports, proxy and information statements and other information with the SEC. Copies of the reports, proxy and information statements and other information filed by Jarden and K2 with the SEC may be inspected and copied at the public reference facilities maintained by the SEC’s Public Reference Room located at 100 F Street, N.E. Washington, D.C. 20549, at the prescribed rates. The SEC also maintains a site on the World Wide Web that contains reports, proxy and information statements and other information regarding registrants that file electronically. The address of such site is http://www.sec.gov. Please call 1-800-SEC-0330 for further information on the operation of the SEC’s Public Reference Room.

Each of Jarden’s and K2’s common stock is traded on the NYSE under the symbol “JAH” and “KTO,” respectively. Certain materials filed by Jarden and K2 may be inspected at the NYSE, 20 Broad Street, New York, New York 10005.

Jarden has filed a registration statement on Form S-4 under the Securities Act of 1933, as amended, with the SEC with respect to the Jarden common stock to be issued to K2 stockholders in connection with the merger. This proxy statement/prospectus constitutes the prospectus of Jarden filed as part of the registration statement. This proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. Statements herein contained concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit or incorporated by reference to the registration statement. The registration statement and the exhibits may be inspected without charge at the offices of the SEC or copies thereof obtained at prescribed rates from the public reference section of the SEC at the address set forth above.

Any K2 stockholder who has questions about the merger or needs additional copies of this proxy statement/prospectus or voting materials should contact:

K2 Inc.

5818 El Camino Real

Carlsbad, CA 92008

Attention: Investors Relations

Telephone: (760) 494-1000

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows Jarden and K2 to “incorporate by reference” information into this proxy statement/prospectus, which means that Jarden and K2 can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information that is superseded by information that is included directly in this proxy statement/prospectus or filed later by Jarden or K2 with the SEC. This proxy statement/prospectus incorporates by reference the documents set forth below that Jarden and K2 have previously filed with the SEC, other than any portion of any such filing that is furnished under the applicable SEC rules. These documents contain important information about Jarden and K2 and their financial conditions.

The following documents, which were filed by Jarden with the SEC, are incorporated by reference into this proxy statement/prospectus, other than any portion of any such filing that is furnished under the applicable SEC rules (File No. 001-13665):

•	Jarden’s annual report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on February 20, 2007;

•	Jarden’s quarterly report on Form 10-Q for the quarter ended March 31, 2007, filed with the SEC on April 27, 2007;

•

Jarden’s current reports on Form 8-K filed on January 29, 2007, February 12, 2007, February 13, 2007, February 16, 2007, March 14, 2007, April 12, 2007, April 25, 2007, April 27, 2007 and May 25, 2007;

•	Jarden’s definitive proxy statement on Schedule 14A filed with the SEC on March 30, 2007; and

•

The description of Jarden’s common stock set forth in Jarden’s registration statement on Form 8-A, filed with the SEC on May 1, 2002, including any amendments or reports filed thereafter for the purpose of updating such description.

The following documents, which were filed by K2 with the SEC, are incorporated by reference into this proxy statement/prospectus (File No. 001-4290):

•	K2’s annual report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on March 16, 2007;

•	K2’s quarterly report on Form 10-Q for the quarter ended March 31, 2007, filed with the SEC on May 3, 2007;

•

K2’s current reports on Form 8-K filed on January 19, 2007, February 16, 2007 (only with respect to Items 5.02, 8.01 and 9.01), March 20, 2007, April 25, 2007, April 27, 2007, May 2, 2007, May 2, 2007 and June 22, 2007; and

•	K2’s definitive proxy statement on Schedule 14A filed with the SEC on April 12, 2007.

In addition, all documents filed by Jarden and K2 pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this proxy statement/prospectus and before the date of the K2 special meeting are deemed to be incorporated by reference into, and to be a part of, this proxy statement/prospectus from the date of filing of those documents.

Any statement contained in this proxy statement/prospectus or in a document incorporated or deemed to be incorporated by reference into this proxy statement/prospectus will be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained in this proxy statement/prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this proxy statement/prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

Jarden has supplied all information contained or incorporated by reference in this proxy statement/prospectus about Jarden and K2 Merger Sub and K2 has supplied all information contained or incorporated by reference in this proxy statement/prospectus about K2.

Jarden and K2 also will provide a copy of any and all of the information that is incorporated by reference in this proxy statement/prospectus (not including exhibits to the information unless those exhibits are specifically incorporated by reference into this proxy statement/prospectus) to any person, without charge, upon written or oral request.

K2 stockholders may request a copy of information incorporated by reference into this proxy statement/prospectus by contacting the appropriate company at:

For information relating to K2: Corporate Secretary K2 Inc. 5818 El Camino Real Carlsbad, CA 92008 Phone: (760) 494-1000 Fax: (760) 494-1099	For information relating to Jarden: Corporate Secretary Jarden Corporation 555 Theodore Fremd Avenue Rye, New York 10580 Phone: (914) 967-9400 Fax: (914) 967-9405

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote on the adoption of the merger agreement and the approval of the merger. Jarden and K2 have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated July 11, 2007, and first mailed to K2 stockholders on July 11, 2007. You should not assume that the information contained in the proxy statement/prospectus is accurate as of any date other than that date, and neither the mailing of this proxy statement/prospectus to K2 stockholders nor the issuance of shares of Jarden common stock in the merger shall create any implication to the contrary.

THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS PROXY STATEMENT/PROSPECTUS, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES PURSUANT TO THIS PROXY STATEMENT/PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH OR INCORPORATED BY REFERENCE INTO THIS PROXY STATEMENT/PROSPECTUS OR IN JARDEN’S AND/OR K2’S AFFAIRS SINCE THE DATE OF THIS PROXY STATEMENT/PROSPECTUS.

INDEX TO ANNEXES

Annex A	Agreement and Plan of Merger dated as of April 24, 2007 by and among Jarden Corporation, K2 Merger Sub, Inc., and K2 Inc.

Annex B	Voting Agreement dated as of April 24, 2007 by and among Jarden Corporation and the stockholders of K2 party thereto.

Annex C	Opinion of Blackstone Advisory Services L.P. dated April 24, 2007.

Annex D	Section 262 of the General Corporation Law of the State of Delaware.

ANNEX A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

JARDEN CORPORATION,

K2 MERGER SUB, INC.

and

K2 INC.

Dated as of April 24, 2007

i

ii

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of April 24, 2007 (this “Agreement”), by and among Jarden Corporation, a Delaware corporation (“Parent”), K2 Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and K2 Inc., a Delaware corporation (the “Company”). Terms used in this Agreement are defined in Section 8.1 hereof.

RECITALS:

WHEREAS, the parties intend that Merger Sub be merged with and into the Company, with the Company surviving that merger on the terms and subject to the conditions set forth herein;

WHEREAS, in the Merger (as hereinafter defined), upon the terms and subject to the conditions of this Agreement, each share of common stock, par value $1.00 per share, of the Company (the “Common Stock”) will be converted into the right to receive the Merger Consideration (as hereinafter defined);

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement with Parent and Merger Sub, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and (iii) resolved to recommend adoption of this Agreement by the stockholders of the Company;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) has unanimously approved this Agreement and declared it advisable for Parent to enter into this Agreement;

WHEREAS, the Board of Directors of Merger Sub has unanimously approved this Agreement and declared it advisable for Merger Sub to enter into this Agreement;

WHEREAS, concurrently with the execution of this Agreement, as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, Parent, Merger Sub and certain stockholders of the Company are entering into a voting agreement, of even date herewith (the “Voting Agreement”), pursuant to which, among other things, such stockholders have agreed, subject to the terms thereof, to vote their Shares (as hereinafter defined) in favor of adoption of this Agreement and the transactions contemplated hereby, including the Merger; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the other transactions contemplated by this Agreement and also to prescribe certain conditions to the Merger;

NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

I. THE MERGER

Section 1.1 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), at the Effective Time, Merger Sub will merge with and into the Company (the “Merger”) and the separate corporate existence of Merger Sub will cease. Following the Merger, the Company will continue its corporate existence under the DGCL as the surviving corporation in the Merger (the Company, as such surviving corporation, the “Surviving Corporation”).

Section 1.2 Closing. Unless otherwise mutually agreed in writing by the Company and Parent, the closing of the Merger (the “Closing”) will take place at the offices of Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, New York 10019, at 10:00 a.m. New York time on a date to be specified by the parties hereto, but not later than the fifth Business Day following the date on which the last of the conditions set forth in Article VI shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), provided that the Closing shall not occur on or before July 1, 2007. The date on which the Closing occurs shall be referred to herein as the “Closing Date”.

Section 1.3 Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company will cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL. The Merger will become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by Parent and the Company in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being referred to herein as the “Effective Time”).

Section 1.4 Effects of the Merger. The Merger will generally have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all of the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, Liabilities and duties of the Company and Merger Sub shall become the debts, Liabilities and duties of the Surviving Corporation.

Section 1.5 Organizational Documents. At the Effective Time:

(a) the certificate of incorporation of the Surviving Corporation, as in effect immediately prior to the Effective Time, shall be amended as of the Effective Time so as to contain the provisions contained immediately prior to the Effective Time in the certificate of incorporation of Merger Sub until thereafter amended in accordance with the provisions thereof and as provided by applicable Law, except (i) for Article I thereof, which shall read “The name of the corporation is K2 Inc.”, (ii) that amendments may be made to the extent necessary to comply with the provisions of Section 5.9 hereof and (iii) the provision in the certificate of incorporation of Merger Sub naming its incorporator shall be omitted; and

(b) the bylaws of the Surviving Corporation, as in effect immediately prior to the Effective Time, shall be amended as of the Effective Time so as to contain the provisions contained immediately prior to the Effective Time in the bylaws of Merger Sub until thereafter amended in accordance with the provisions thereof, the provisions of the certificate of incorporation of the Surviving Corporation or by applicable Law, except that (i) references to Merger Sub’s name shall be replaced with references to “K2 Inc.” and (ii) amendments may be made to the extent necessary to comply with Section 5.9.

Section 1.6 Directors and Officers. The directors of Merger Sub and the officers of the Company (other than those officers who Parent determines shall not remain as officers of the Surviving Corporation), in each case, as of the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation, bylaws of the Surviving Corporation and applicable Law.

II. EFFECT OF THE MERGER ON CAPITAL STOCK AND OTHER SECURITIES

Section 2.1 Effect of the Merger on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of Parent, Merger Sub or the Company or the holder of any capital stock of Parent, Merger Sub or the Company:

(a) Cancellation of Certain Common Stock. Each share of Common Stock that is owned by Parent, Merger Sub (including any Shares acquired by Parent or Merger Sub immediately prior to the Effective

Time pursuant to any agreements with holders of Shares) or the Company (as treasury stock or otherwise) or any of their respective direct or indirect wholly owned Subsidiaries (other than Shares held on behalf of third parties) will automatically be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

(b) Conversion of Common Stock. Each share of Common Stock issued and outstanding immediately prior to the Effective Time (each, a “Share” and collectively, the “Shares”), other than (i) Shares to be cancelled and retired in accordance with Section 2.1(a) and (ii) Dissenting Shares (each, an “Excluded Share” and collectively, the “Excluded Shares”), will automatically be converted into the right to receive:

(i) A fraction of a share (rounded to four (4) decimal places) of validly issued, fully paid and nonassessable Parent Common Stock at an exchange ratio (the “Exchange Ratio”) as determined in accordance with Section 2.1(b)(iii) (the “Stock Consideration”); and

(ii) An amount in cash equal to $10.85 (such cash consideration, together with the Stock Consideration and any cash in lieu of fractional shares of Parent Common Stock to be paid pursuant to Section 2.2(g), the “Merger Consideration”).

(iii) The Exchange Ratio shall be equal to 0.1086 shares of Parent Common Stock for each Share; provided, however, that:

(A) If the Average Parent Stock Price is greater than or equal to $51.39 (the “Final Upper Limit”), then the Exchange Ratio shall be 0.0995 shares of Parent Common Stock for each Share;

(B) If the Average Parent Stock Price is (x) less than the Final Upper Limit, but (y) greater than $47.11 (the “Initial Upper Limit”), then the Exchange Ratio shall be equal to a fraction of a share of Parent Common Stock for each Share determined by dividing $5.12 by the Average Parent Stock Price;

(C) If the Average Parent Stock Price is (x) less than $38.55 (the “Initial Lower Limit”), but (y) greater than $34.26 (the “Final Lower Limit”), then the Exchange Ratio shall be equal to a fraction of a share of Parent Common Stock for each Share determined by dividing $4.19 by the Average Parent Stock Price; and

(D) If the Average Parent Stock Price is lower than or equal to the Final Lower Limit, then the Exchange Ratio shall be 0.1221 shares of Parent Common Stock for each Share.

(iv) For purposes of this Agreement, “Average Parent Stock Price” means an amount equal to the average closing price of the Parent Common Stock on the NYSE, as reported in The Wall Street Journal, Northeastern edition, for the ten (10) consecutive trading days ending on and including the second (2nd) complete trading day prior to the Closing Date (as adjusted for any reclassification, recapitalization, subdivision, split-up, combination, exchange of shares or readjustment of, or a stock dividend on, the Parent Common Stock as provided in Section 2.4).

(c) Cancellation of Shares. At the Effective Time, all Shares will no longer be outstanding and all Shares will automatically be cancelled and retired and will cease to exist, and, in the case of book-entry shares (“Book-Entry Shares”), the names of the former registered holders shall be removed from the registry of holders of such shares, and, subject to Section 2.3, each holder of a certificate formerly representing any such Shares (each, a “Certificate”) and each holder of a Book-Entry Share will cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest, in accordance with Section 2.2.

(d) Conversion of Merger Sub Capital Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will automatically be converted into one share of common stock, par value $0.01 of the Surviving Corporation.

Section 2.2 Surrender of Certificates and Book-Entry Shares.

(a) Paying Agent. Prior to the Effective Time, for the benefit of the holders of Shares (other than Excluded Shares) Parent will designate, or cause to be designated, a bank or trust company that is reasonably acceptable to the Company (the “Paying Agent”) to act as agent for the payment of the Merger Consideration in respect of Certificates upon surrender of such Certificates (or effective affidavits of loss in lieu thereof) and Book-Entry Shares in accordance with this Article II from time to time after the Effective Time. Prior to or simultaneously with the Effective Time, Parent or Merger Sub will deposit, or cause to be deposited, with the Paying Agent cash and shares of Parent Common Stock in amounts and at the times necessary for the payment of the Merger Consideration pursuant to Section 2.1(b) upon surrender of such Certificates or Book-Entry Shares (such cash being herein referred to as the “Payment Fund”). Parent and the Company will enter into a paying agent agreement at or to prior to the Effective Time on customary terms, which terms shall be in form and substance reasonably acceptable to Parent and the Company. The Payment Fund shall be invested by the Paying Agent as directed by the Surviving Corporation; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1,000,000,000 (based on the most recent financial statements of such bank which are then publicly available). Any net profit resulting from, or interest or income produced by, such investments shall be property of and payable to the Surviving Corporation.

(b) Payment Procedures. Promptly after the Effective Time, the Surviving Corporation will instruct the Paying Agent to mail to each holder of record of Shares (other than Excluded Shares) a letter of transmittal in customary form as reasonably agreed by Parent and the Company specifying that delivery will be effected, and risk of loss and title to Certificates and Book-Entry Shares will pass, only upon proper delivery of Certificates (or effective affidavits of loss in lieu thereof) or evidence of Book-Entry Shares, as the case may be, to the Paying Agent and instructions for use in effecting the surrender of the Certificates (or effective affidavits of loss in lieu thereof) and evidence of Book-Entry Shares in exchange for the Merger Consideration. Upon the proper surrender of a Certificate (or effective affidavit of loss in lieu thereof) or evidence of Book-Entry Share to the Paying Agent, together with a properly completed letter of transmittal, duly executed, and such other documents as may reasonably be requested by the Paying Agent, the holder of such Certificate or Book-Entry Share will be entitled to receive in exchange therefor cash and shares of Parent Common Stock in the amount (after giving effect to any required tax withholdings) that such holder has the right to receive pursuant to this Article II, and the Certificate or Book-Entry Share so surrendered will forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates or Book-Entry Shares. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, the cash and Parent Common Stock to be paid and issued upon due surrender of the Certificate or Book-Entry Share may be paid to such a transferee if the Certificate or evidence of Book-Entry Share formerly representing such Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable.

(c) Withholding Taxes. The Surviving Corporation and the Paying Agent will be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement to any holder of Shares, Stock Options or Other Stock Awards any amounts that are required to be deducted and withheld with respect to such payments under the Code and the rules and Treasury Regulations promulgated thereunder, or any provision of state, local or foreign Tax Law. Any amounts so deducted and withheld will be treated for all purposes of this Agreement as having been paid to the holder of the Shares, Stock Options or Other Stock Awards, as the case may be, in respect of which such deduction and withholding was made.

(d) No Further Transfers. After the Effective Time, there will be no transfers on the stock transfer books of the Company of Shares that were outstanding immediately prior to the Effective Time other than to settle transfers of Shares that occurred prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Paying Agent, they will be cancelled and exchanged for the Merger Consideration as provided in this Article II.

(e) Termination of Payment Fund. Any portion of the Payment Fund that remains undistributed to the holders of the Certificates or Book-Entry Shares one year after the Effective Time will be delivered to the Surviving Corporation, on demand, and any holder of a Certificate or Book-Entry Share who has not theretofore complied with this Article II will thereafter look only to the Surviving Corporation for payment of his or her claims for Merger Consideration. Notwithstanding the foregoing, none of Parent, Merger Sub, the Company, the Surviving Corporation, the Paying Agent or any other Person will be liable to any former holder of Shares, Stock Options or Other Stock Awards for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(f) Lost, Stolen or Destroyed Certificates. In the event any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in customary amount and upon such terms as the Surviving Corporation may determine are reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration pursuant to this Agreement.

(g) Fractional Shares. No fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or evidence of Book Entry Shares, and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of Parent or a holder of shares of Parent Common Stock. Notwithstanding any other provision of this Agreement, each holder of shares of Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates and Book Entry Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Parent Common Stock multiplied by (ii) the Parent Closing Price. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Paying Agent shall so notify Parent, and Parent shall cause the Paying Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof.

Section 2.3 Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL, any Shares outstanding immediately prior to the Effective Time that are held by a stockholder (a “Dissenting Stockholder”) who has neither voted in favor of the adoption of this Agreement nor consented thereto in writing and who has demanded properly in writing appraisal for such Shares and otherwise properly perfected and not withdrawn or lost his or her rights (the “Dissenting Shares”) in accordance with Section 262 of the DGCL will not be converted into, or represent the right to receive, the Merger Consideration. Such Dissenting Stockholders will be entitled to receive payment of the appraised value of Dissenting Shares held by them in accordance with the provisions of such Section 262 except that all Dissenting Shares held by stockholders who have failed to perfect or who effectively have withdrawn or lost their rights to appraisal of such Dissenting Shares pursuant to Section 262 will thereupon be deemed to have been converted into, and represent the right to receive, the Merger Consideration in the manner provided in Article II and will no longer be Excluded Shares. Notwithstanding anything to the contrary contained in this Section 2.3, if the Merger is rescinded or abandoned, then the right of any stockholder to be paid the fair value of such stockholder’s Dissenting Shares pursuant to the provisions of the DGCL will cease. The Company will give Parent and Merger Sub prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law received by the Company relating to stockholders’ rights of appraisal. The Company will give Parent and Merger Sub the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal. The Company will not, except with the prior written consent of Parent and Merger Sub, which consent shall not be unreasonably withheld, conditioned or delayed, make any payment with respect to any demands for appraisals of Dissenting Shares, offer to settle or settle any such demands or approve any withdrawal or other treatment of any such demands.

Section 2.4 Changes in Capitalization. The Exchange Ratio shall be adjusted to reflect fully: (a) the effect of any reclassification, stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock), reorganization, recapitalization or other like change with respect to Parent Common Stock occurring (or for which a record date is established) after the date hereof and prior to the Effective Time; and (b) the effect of any reclassification, stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Common Stock), reorganization, recapitalization or other like change with respect to Common Stock occurring (or for which a record date is established) after the date hereof and prior to the Effective Time.

Section 2.5 Treatment of Stock Options and Other Equity Based Awards.

(a) The Company shall take such action as shall be required:

(i) with respect to each option (the “Stock Options”) to purchase Common Stock granted under any Company Benefit Plans outstanding immediately prior to the Effective Time, to cause (A) the vesting of any unvested portion of such Stock Options to be accelerated in full, and (B) the removal of any restriction placed upon such Stock Options, each effective immediately prior to the Effective Time;

(ii) to cause each Stock Option outstanding immediately prior to the Effective Time with an exercise price per share of Common Stock less than the sum of (A) the Exchange Ratio multiplied by the Parent Closing Price plus (B) $10.85 (the “In-the-Money Stock Options”) to be (A) exercised for shares of Common Stock prior to the Effective Time or (B) converted into Units in accordance with the first sentence of Section 2.5(b) as of or immediately prior to the Effective Time;

(iii) to cause: (A) the holder of each Stock Option with an exercise price per share of Common Stock greater than or equal to the sum of (x) the Exchange Ratio multiplied by the Parent Closing Price plus (y) $10.85 (the “Out-of-the-Money Stock Options”) to have a reasonable period of time to exercise any such Out-of-the-Money Stock Options prior to the Effective Time, with any such exercise conditioned upon the consummation of the Merger, and (B) any Out-of-the-Money Stock Options not so exercised to be cancelled as provided for in Section 2.5(c); and

(iv) to cause all shares of restricted Common Stock granted under the Company Benefit Plans (and any other shares of Common Stock and restricted stock units subject to vesting or future issuance under the Company Benefit Plans) (collectively, “Other Stock Awards”) outstanding immediately prior to the Effective Time to vest and be issued by the Company immediately prior to the Effective Time and to be treated as Shares at the Effective Time.

(b) Each holder of an In-the-Money Stock Option outstanding immediately prior to the Effective Time shall receive from Parent, in respect and in consideration of each In-the-Money Stock Option held by such holder, upon surrender of such In-the-Money Stock Option, a number of Units per share of Common Stock subject to such In-the-Money Stock Option equal to a fraction (i) the numerator of which is (A) the Exchange Ratio multiplied by the Parent Closing Price plus (B) $10.85 less (C) the exercise price per share of Common Stock subject to such In-the-Money Stock Option, and (ii) the denominator of which is (A) the Exchange Ratio multiplied by the Parent Closing Price plus (B) $10.85. Each “Unit” shall consist of (x) a fraction of a share of Parent Common Stock equal to the Exchange Ratio plus (y) $10.85 in cash.

(c) Each Out-of-the-Money Stock Option outstanding immediately prior to the Effective Time and not conditionally exercised as provided for in Section 2.5(a)(iii) shall be cancelled.

(d) Prior to the Effective Time, the Company will adopt such resolutions and take such other actions as are necessary in order to effectuate the actions contemplated by this Section 2.5, to the extent practicable, without paying any consideration or incurring any debts or obligations on behalf of the Company or the Surviving Corporation, provided that such resolutions and actions shall expressly be conditioned upon the consummation of the Merger and the other transactions contemplated hereby and shall be of no effect if this Agreement is terminated.

(e) The shares of Parent Common Stock forming a portion of the consideration to be issued upon conversion of In-the-Money Stock Options and the shares of Parent Common Stock forming a portion of the

Merger Consideration issued in exchange for Other Stock Awards shall not be subject to any restrictions, terms or other conditions (in each case, other than those imposed by applicable Law). The shares of Parent Common Stock forming a portion of the consideration to be issued upon conversion of any In-the-Money Stock Options and all shares of Parent Common Stock forming a portion of the Merger Consideration issued in exchange for Other Stock Awards shall be registered by Parent under the Securities Act by means of the Registration Statement.

(f) As soon as practicable following the execution of this Agreement, the Company shall mail to each Person who is a holder of a Stock Option a letter describing the treatment of such Stock Option pursuant to this Section 2.5 and providing instructions for use in (i) exercising such Stock Option for shares of Common Stock prior to the Effective Time or (ii) if not exercised prior to the Effective Time, receiving Parent Common Stock and cash pursuant to Section 2.5(b), if applicable, in exchange for the cancellation of such Stock Option.

Section 2.6 Treatment of Warrant. From and after the Effective Time, as provided for in the Warrant, the Warrant will represent the right to acquire and receive, upon exercise thereof in accordance with its terms, the Merger Consideration payable in respect of the number of shares of Common Stock issuable upon exercise of the Warrant immediately prior to the Effective Time. In accordance with the applicable terms of the Warrant, Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of the Warrant as provided for in this Section 2.6.

Section 2.7 Treatment of Debentures. From and after the Effective Time, as provided for in the Debenture Indenture, each Debenture will represent the right to acquire and receive, upon conversion thereof in accordance with its terms, the Merger Consideration payable in respect of the number of shares of Common Stock issuable upon conversion of such Debenture immediately prior to the Effective Time. To the extent required by the provisions of the Debentures and the Debenture Indenture in connection with the transactions contemplated by this Agreement, (a) Parent and the Company shall enter into a supplemental indenture to the Debenture Indenture providing for the assumption by Parent of the obligation of the Company to issue shares of Parent Common Stock to holders of the Debentures as a portion of the Merger Consideration issuable upon conversion thereof, (b) Parent shall cause its counsel to deliver to the “Trustee” under the Debenture Indenture all legal opinions deliverable to such trustee in connection with such supplemental indenture, and (c) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon conversion of the Debentures in accordance with the terms of the Debenture Indenture.

III. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the Company SEC Documents filed with the SEC by the Company, in each case to the extent publicly available, prior to the date of this Agreement and except as set forth in the corresponding sections or subsections of the disclosure letter (the “Company Disclosure Letter”) delivered by the Company to Parent and Merger Sub concurrently with the execution of this Agreement (it being understood that any matter disclosed in any section of the Company Disclosure Letter will be deemed to be disclosed in any other section of the Company Disclosure Letter to the extent that it is readily apparent on the face of such disclosure that such disclosure is applicable to such other section), the Company hereby represents and warrants to Parent and Merger Sub as of the date hereof and as of the Closing Date as follows:

Section 3.1 Organization; Power; Qualification. The Company and each of its Subsidiaries is a corporation, limited liability company or other legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Each of the Company and its Subsidiaries has the requisite corporate or similar power and authority to own, lease and operate its assets and to carry on its business as now conducted. Each of the Company and its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited liability company or other legal entity and is in good standing in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Subsidiary is in violation of its organizational or governing documents.

Section 3.2 Corporate Authorization; Enforceability.

(a) The Company has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to adoption of this Agreement by the Requisite Company Vote, to consummate the transactions contemplated by this Agreement. The Company Board, at a duly held meeting, has unanimously (i) determined that this Agreement and the transactions contemplated hereby (including the Merger) are in the best interests of the Company and its stockholders, and has declared it advisable to enter into this Agreement with Parent and Merger Sub, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend that the stockholders of the Company adopt this Agreement (the “Company Board Recommendation”) and directed that such matter be submitted for consideration of the stockholders of the Company at the Company Stockholders Meeting. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of the Company, subject to the Requisite Company Vote.

(b) This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by Parent and Merger Sub, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or law) and an implied covenant of good faith and fair dealing.

Section 3.3 Capitalization.

(a) The Company’s authorized capital stock consists solely of 110,000,000 shares of Common Stock and 12,500,000 shares of preferred stock, par value $1.00 per share (the “Preferred Stock”). As of the close of business on April 19, 2007 (the “Measurement Date”), (i) 49,442,856 shares of Common Stock were issued and outstanding and no shares of Preferred Stock were issued or outstanding, (ii) 763,140 shares of Common Stock were held in the treasury of the Company or by any of its Subsidiaries and (iii) there were available for grant pursuant to the Company Stock Award Plans, Stock Options representing an aggregate of 2,029,523 shares of Common Stock. As of the Measurement Date, (A) Stock Options to purchase 4,828,053 shares of Common Stock were outstanding, with a weighted average exercise price of $11.42 per share, (B) there were 483,785 shares of Common Stock subject to outstanding Other Stock Awards, (C) 524,329 shares of Common Stock were issuable upon exercise of the Warrant with an exercise price of $11.92 per share, (D) 5,706,458 shares of Common Stock were issuable upon conversion of the Debentures at a conversion price $13.143 per share and (E) other than such Stock Options, Other Stock Awards, Warrant and Debentures, there were no outstanding options, warrants or other rights to acquires capital stock of the Company. Except as set forth in Section 3.3(a) of the Company Disclosure Letter, since the Measurement Date, other than in connection with the issuance of Shares pursuant to the exercise of Stock Options or the Warrant or the conversion of Debentures, in each case to the extent outstanding on the Measurement Date, there has been no change in the number of outstanding shares of capital stock of the Company or the number of outstanding options, warrants or other rights to acquire capital stock of the Company. Section 3.3(a) of the Company Disclosure Letter sets forth for each Stock Option and Other Stock Award issued or outstanding pursuant to the Company Stock Award Plans, the number of Stock Options and Other Stock Awards, the number of shares of Common Stock issuable thereunder and the grant date and exercise or conversion price thereof. Except as provided above, there are no shares of capital stock or securities or other rights convertible or exchangeable into or exercisable for shares of capital stock of the Company or such securities or other rights (which term, for purposes of this Agreement, will be deemed to include “phantom” stock or other commitments that provide any right to receive value or benefits similar to such capital stock, securities or other rights). Since the Measurement Date, there have been no issuances of any securities of the Company or any of its Subsidiaries that would have been in breach of Section 5.1(c) if made after the date of this Agreement.

(b) All outstanding Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to any pre-emptive rights and, all shares of Common Stock issuable upon exercise of Stock Options or the Warrant, vesting of Other Stock Awards or conversion of the Debentures, when issued in accordance with the terms thereof, will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights.

(c) Other than the Company Stock Award Plans as disclosed in the Company SEC Documents, neither the Company nor any of its Subsidiaries has, or is party to or bound by, any stock award, stock incentive, stock purchase or similar plan or arrangement providing for the issuance of any shares of capital stock or other equity securities or any rights to acquire any capital stock or other equity securities of the Company or any of its Subsidiaries.

(d) Except for this Agreement, the Company Rights Agreement, the Warrant and any outstanding Stock Options, Other Stock Awards, and Debentures, there are no outstanding obligations of the Company or any of its Subsidiaries (i) to issue, sell, or otherwise transfer to any Person, or to repurchase, redeem or otherwise acquire from any Person, any Shares, Preferred Stock, capital stock or other equity securities of the Company or any of its Subsidiaries, or securities or other rights convertible or exchangeable into or exercisable for shares of capital stock or other equity securities of the Company or any of its Subsidiaries or such securities or other rights or (ii) to provide any funds to or make any investment in (A) any Subsidiary of the Company, (B) any Company Joint Venture or (C) any other Person.

(e) Since the Measurement Date, the Company has not declared or paid any dividend or distribution in respect of any of the Company’s securities, and, other than the issuance of Shares upon exercise of Stock Options or the Warrant or upon conversion of the Debentures, neither the Company nor any Subsidiary has issued, sold, repurchased, redeemed or otherwise acquired any of the Company’s securities, and their respective boards of directors (or similar governing bodies) have not authorized any of the foregoing.

Section 3.4 Subsidiaries and Company Joint Ventures. Exhibit 23.1 to the Company Annual Report sets forth a true, accurate and complete list of each Subsidiary of the Company. Section 3.4 of the Company Disclosure Letter sets forth a true, accurate and complete list of each Company Joint Venture. All equity interests of each of the Company’s Significant Subsidiaries, and to the Knowledge of the Company, all equity interests of each of the Company’s other Subsidiaries (to the extent that such Subsidiary is material to the Company) and the Company Joint Ventures (to the extent that such equity interests of the Company Joint Ventures are held by the Company or any of its Subsidiaries), are validly issued, fully paid and non-assessable and were not issued in violation of any preemptive or similar rights, purchase option, call or right of first refusal or similar rights. All such equity interests of the Company’s Significant Subsidiaries, and to the Knowledge of the Company, all such equity interests of the Company’s other Subsidiaries and the Company Joint Ventures, are free and clear of any Liens or any other limitations or restrictions on such equity interests (including any limitation or restriction on the right to vote, pledge or sell or otherwise dispose of such equity interests) other than Permitted Liens. The Company has furnished to Parent complete and correct copies of (a) all Company Organizational Documents of the Company and its Significant Subsidiaries and (b) to the extent in the possession of the Company or any of its Subsidiaries, all Organizational Documents of the Company’s other Subsidiaries. During the year ended December 31, 2005, the Company Joint Venture identified in Item 2 of Section 3.4 of the Company Disclosure Letter had total earnings of less than €250,000.

Section 3.5 Governmental Authorizations. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement do not and will not require any consent, approval or other authorization of, or filing with or notification to, any international, national, federal, state, provincial or local governmental, regulatory or administrative authority, agency, commission, board, court, tribunal, arbitral body, self-regulated entity or similar body, whether domestic or foreign (each, a “Governmental Entity”), other than: (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (ii) applicable requirements of the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder (the “Exchange Act”); (iii) the filing with the Securities and Exchange Commission (the “SEC”) of a registration statement on Form S-4, which includes the Company’s proxy statement (the “Company Proxy Statement”) relating to the special meeting of the stockholders of the Company to be held to consider the adoption of this Agreement (the “Company Stockholders Meeting”), or any amendment or supplement thereto pursuant to which shares of Parent Common Stock constituting Merger Consideration are registered under the Securities Act (the “Registration Statement”) and the declaration of the effectiveness of such Registration Statement by the SEC; (iv) any filings required by, and any approvals required under, the rules and regulations of the New York Stock Exchange (“NYSE”); (v) the pre-merger notifications and approvals required under (A) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and (B)the competition or merger control Laws of any applicable jurisdiction other than the United States; and (vi) any other material consent, approval or other authorization of, or filing with or notification to, any Governmental Entity that is identified in Section 3.5(vi) of the Company Disclosure Letter.

Section 3.6 Non-Contravention. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement, including the Merger, do not and will not: (i) contravene or conflict with, or result in any violation or breach of, any provision of the Company Organizational Documents; (ii) contravene or conflict with, or result in any violation or breach of, any Laws or Orders applicable to the Company or any of its Subsidiaries or by which any assets of the Company or any of its Subsidiaries (“Company Assets”) are bound (assuming that all consents, approvals, authorizations, filings and notifications described in Section 3.5 have been obtained or made); (iii) result in any violation or breach of or loss of a benefit under, or constitute a default (with or without notice or lapse of time or both) under, any Company Contract; (iv) require any consent, approval or other authorization of, or filing with or notification to, any Person under any Company Contract; (v) give rise to any termination, cancellation, amendment, modification or acceleration of any rights or obligations under any Company Contracts, including any obligation to purchase, license or sell assets or securities; or (vi) cause the creation or imposition of any Liens on any Company Assets, except, in the cases of clauses (ii) through (vi), as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.7 Voting.

(a) The Requisite Company Vote is the only vote of the holders of any class or series of the capital stock of the Company or any of its Subsidiaries necessary (under the Company Organizational Documents, the DGCL, other applicable Laws or otherwise) to approve and adopt this Agreement and approve the Merger and the other transactions contemplated thereby.

(b) There are no voting trusts, proxies or similar agreements, arrangements or commitments to which the Company or any of its Subsidiaries is a party or of which the Company has Knowledge with respect to the voting of any shares of capital stock or other equity interests of the Company or any of its Subsidiaries, other than the Voting Agreement. Other than the Warrant and the Debentures, there are no outstanding bonds, debentures, notes or other instruments of indebtedness of the Company or any of its Subsidiaries that have the right to vote, or that are convertible or exchangeable into or exercisable for securities or other rights having the right to vote, on any matters on which stockholders of the Company may vote.

Section 3.8 Financial Reports and SEC Documents.

(a) The Company has made available to Parent each registration statement, report, proxy statement or information statement prepared by it since January 1, 2004 and filed with the SEC, each in the form (including exhibits, annexes and any amendments thereto) filed with the SEC. The Company has filed or furnished all forms, statements, reports and documents required to be filed or furnished by it with the SEC pursuant to applicable securities statutes, regulations, policies and rules since January 1, 2004 (the forms, statements, reports and documents filed or furnished with the SEC since January 1, 2004 and those filed or furnished with the SEC subsequent to the date of this Agreement, if any, including any amendments thereto, the “Company SEC Documents”). Each of the Company SEC Documents filed or furnished on or prior to the date of this Agreement, at the time of its filing (except as and to the extent such Company SEC Document has been modified or superseded in any subsequent Company SEC Document filed and publicly available prior to the date of this Agreement), complied, and each of the Company SEC Documents filed or furnished after the date of this Agreement and at or prior to the Effective Time will comply, in all material respects with, to the extent in effect at the time of filing, the applicable requirements of each of the Exchange Act and the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), and complied or will comply, as applicable, in all material respects with the then-applicable accounting standards. As of their respective dates, except as and to the extent modified or superseded in any subsequent Company SEC Document filed and publicly available prior to the date of this Agreement, the Company SEC Documents did not, and any Company SEC Documents filed or furnished with the SEC subsequent to the date of this Agreement and at or prior to the Effective Time will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. The Company SEC Documents filed or furnished on or prior to the date of this Agreement included, and if filed or furnished after the date of this Agreement and at or prior to the Effective Time, will include all certifications required to be included therein pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder (“SOX”), and the internal control over financial reporting report and attestation of the Company’s outside auditors to the extent required by Section 404 of SOX. As of the date of this Agreement, there are no outstanding or unresolved comments in any comment letters received from the SEC staff with respect to the Company SEC Documents. To the Knowledge of the Company, none of the Company SEC Documents is the subject of an SEC review.

(b) Each of the consolidated balance sheets included in or incorporated by reference into the Company SEC Documents (including the related notes and schedules) fairly presents or, in the case of the Company SEC Documents filed or furnished after the date of this Agreement and at or prior to the Effective Time, will fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of its date, and each of the consolidated statements of income, changes in shareholders’ equity and cash flows included in or incorporated by reference into the Company SEC Documents (including any related notes and schedules) fairly presents or, in the case of the Company SEC Documents filed or furnished after the date of this Agreement, will fairly present in all material respects the net income, total shareholders’ equity and net increase (decrease) in cash and cash equivalents, as the case may be, of the Company and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to the absence of notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except as may be noted therein.

(c) The Company has (i) implemented and maintained a system of internal accounting controls and financial reporting (as required by Rule 13a-15(a) under the Exchange Act) that are designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, and (ii) disclosed, based on its most recent evaluation under Section 404 of SOX, to the Company’s outside auditors and the audit committee of the Company Board (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since January 1, 2004, any material change in internal control over financial reporting or failure or inadequacy of disclosure controls required to be disclosed in any Company SEC Document has been so disclosed.

(d) Since January 1, 2004, to the Knowledge of the Company, (i) none of the Company or any of its Subsidiaries, or any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls relating to periods after January 1, 2004, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices (except for any of the foregoing that are not material to the Company or that have been resolved without any material impact on the Company, and except for any of the foregoing that have no reasonable basis), and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation, relating to periods after January 1, 2004, by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or, to the Knowledge of the Company, to any director or officer of the Company.

Section 3.9 Undisclosed Liabilities. Except (i) as and to the extent disclosed or reserved against on the balance sheet of the Company dated as of December 31, 2006 (including the notes thereto) included in the Company SEC Documents or (ii) as incurred since the date thereof in the ordinary course of business consistent with past practice, neither the Company nor any of its Subsidiaries has any material liabilities required to be disclosed in the liabilities column of a balance sheet prepared in accordance with GAAP.

Section 3.10 Absence of Certain Changes. Other than in connection with or arising out of this Agreement and the transactions contemplated by this Agreement, since December 31, 2006, the Company and each of its Subsidiaries have conducted their business only in the ordinary course consistent with past practices, and:

(a) there has not been any Company Material Adverse Effect or any change, event or development that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect; and

(b) there has not been any action or event that, if taken on or after the date of this Agreement, would have constituted a violation or breach of the provisions of Section 5.1, except for any such violation or breach that, individually or in the aggregate, has not resulted, or would not reasonably be expected to result, in a Company Material Adverse Effect.

Section 3.11 Litigation. Except as set forth in Section 3.11 of the Company Disclosure Letter, there are no claims (including claims of injury relating to products), actions, suits, demand letters, judicial, administrative or regulatory proceedings, or hearings, notices of violation, or investigations (each, a “Legal Action”) pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries or any officer or director (or Persons in similar positions) of the Company or any of its Subsidiaries or pending that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as set forth in Section 3.11 of the Company Disclosure Letter, there is no outstanding Order against the Company or any of its Subsidiaries or by which any property, asset or operation of the Company or any of its Subsidiaries is bound or affected that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, neither the Company nor any Subsidiary of the Company, nor any officer, director (or Person in a similar position) or employee of the Company or any such Subsidiary, is under any investigation by any Governmental Entity related to the conduct of the Company’s or any such Subsidiary’s business.

Section 3.12 Contracts.

(a) Except for this Agreement and as set forth in Section 3.12(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound by any Contract, arrangement, commitment, agreement, license, permit, bond, mortgage, indenture or understanding (whether written or oral): (i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed in the Company SEC Documents; (ii) which contains any provision that would restrict or affect the ability of the Company, any of its Subsidiaries or any of their respective Affiliates to conduct the respective business of the Company or any of its Subsidiaries as currently conducted; (iii) that, other than in the ordinary course of business, grants any exclusive rights, rights of first refusal, rights of first negotiation or similar rights to any Person, in each case in a manner which is material to the business of the Company or its Subsidiaries; (iv) which was entered into after December 31, 2006 or not yet consummated for the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests of another Person for aggregate consideration in excess of $250,000 (other than acquisitions or dispositions of assets in the ordinary course of business); (v) which provides for the Company or any of its Subsidiaries to have any continuing “earn-out” or other deferred payment obligations, in each case, that would reasonably be expected to result in payments in excess of $250,000; or (vi) which, other than in the ordinary course of business, contains any commitment, arrangement, agreement or obligation on the part of the Company or any of its Subsidiaries to contribute capital or loan money to or make investments in any Person that is not a direct or indirect wholly owned Subsidiary of the Company. Each Contract, arrangement, commitment, agreement, instrument, understanding or obligation of the type described in the immediately preceding clauses (i) through (vi) of this Section 3.12(a), whether or not set forth in the Company Disclosure Letter or in the Company SEC Documents, is referred to herein as a “Company Contract.” The Company has provided or made available to Parent true, correct and complete copies of all Company Contracts and other Contracts set forth in Section 3.12(a) of the Company Disclosure Letter.

(b) (i) Each Company Contract is valid and binding on the Company and any of its Subsidiaries that is a party thereto, as applicable, and in full force and effect, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or law) and an implied covenant of good faith and fair dealing, (ii) the Company and each of its Subsidiaries has performed all obligations required to be performed by it under each Company Contract, and (iii) neither the Company nor, to the Knowledge of the Company, any of its Subsidiaries has received notice of the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will or would constitute, a default or breach on the part of the Company or any of its Subsidiaries under any such Company Contract, except in each case as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect.

Section 3.13 Benefit Plans.

(a) Section 3.13(a) of the Company Disclosure Letter contains a correct and complete list of: (i) each material “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including multiemployer plans within the meaning of Section 3(37) of ERISA, whether oral or written, in each case under which any past or present director, executive officer or employee of the Company or any of its Subsidiaries has any present or future right to benefits, or under which the Company or any of its Subsidiaries have any liability or obligation, contingent or otherwise; and (ii) each other severance, retention or change-of-control Contract, whether formal or informal, in each case under which any past or present director or executive officer, or Person with the title of Division President or higher, of the Company has any present or future right to benefits, or under which the Company or any of its Subsidiaries have any liability or obligation, contingent or otherwise to any such director, officer or employee. No Company Benefit Plan is a “multiemployer plan” (within the meaning of Section 4001(a)(3) of ERISA) (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control (within the meaning of Section 4063 of ERISA) (a “Multiple Employer Plan”). No entity is a member of the Company’s “controlled group” (within the meaning of Section 414 of the Code) other than the Company and its Subsidiaries.

(b) With respect to each Company Benefit Plan, if applicable, the Company has furnished to Parent correct and complete copies of (i) all plan texts and agreements and related trust agreements (or other funding vehicles); (ii) the most recent summary plan descriptions and material employee communications (including a description of any material oral communications) concerning the extent of the benefits provided under a Company Benefit Plan; (iii) the most recent annual report (including all schedules); (iv) the most recent annual audited financial statements; (v) if the plan is intended to qualify under Section 401(a) of the Code, the most recent determination letter received from the Internal Revenue Service (the “IRS”); and (vi) all material communications with any Governmental Entity given or received since January 1, 2007. Except as set forth in Section 3.13(b) of the Company Disclosure Letter, there is no present intention that any Company Benefit Plan be materially amended, suspended or terminated, or otherwise modified to adversely change benefits (or the level thereof) under any Company Benefit Plan at any time within the twelve months immediately following the date of this Agreement other than as required by applicable Law or as disclosed in the Company SEC Documents.

(c) Except as set forth in Section 3.13(c) of the Company Disclosure Letter, since January 1, 2007, there has not been any (i) amendment or change in interpretation relating to any Company Benefit Plan which would materially increase the cost of such Company Benefit Plan, (ii) grant of any severance or termination pay to any present or former director or executive officer of the Company or any of its Subsidiaries who earned at termination in excess of $100,000 per annum (as measured by annual base salary and annual target bonus), (iii) loan or advance of money or other property by the Company to any of its present or former directors or executive officers, or (iv) establishment, adoption, entrance into, or termination of any Company Benefit Plan (other than as may be required by the terms of an existing Company Benefit Plan, or as may be required by applicable Law or in order to qualify under Sections 401 and 501 of the Code).

(d) With respect to each Company Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code: (i) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived; (ii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, and the consummation of the transactions contemplated by this Agreement will not result in the occurrence of any such reportable event; (iii) no liability (other than for premiums to the Pension Benefit Guaranty Corporation (the “PBGC”)) under Title IV of ERISA has been incurred by the Company or any of its Subsidiaries; (iv) the PBGC has not instituted proceedings to terminate any such plan or made any inquiry which would reasonably be expected to lead to termination of any such plan, and, to the Knowledge of the Company, no condition exists that presents a material risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such plan; and (v) the funded status of such Company Benefit Plan as reflected in the Company SEC Documents is accurate in all material respects and such Company SEC Documents fairly present, in all material respects, the funded status of each such plan. Neither the Company nor any of its Subsidiaries has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan other than a plan listed on Section 3.13(a) of the Company Disclosure Letter. Neither the Company nor any of its Subsidiaries has incurred any liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) (a “Withdrawal Liability”) that has not been satisfied in full.

(e) Except as set forth in Section 3.13(e) of the Company Disclosure Letter, each Company Benefit Plan which is intended to qualify under Section 401(a) of the Code has been issued a favorable determination letter by the IRS with respect to such qualification and no event has occurred since the date of such qualification that would reasonably be expected to materially and adversely affect such qualification. Each Company Benefit Plan has been established and administered in all material respects accordance with its terms, and in compliance in all material respects with the applicable provisions of ERISA, the Code and other applicable Laws. No event has occurred and no condition exists that would reasonably be expected to, subject the Company by reason of its affiliation with any current or former member of its “controlled group” (within the meaning of Section 414 of the Code) to any (i) Tax, penalty, fine, (ii) Lien (other than a Permitted Lien) or (iii) other material Liability imposed by ERISA, the Code or other applicable Laws.

(f) There are no Company Benefit Plans under which welfare benefits are provided to past or present employees of the Company and its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Recommendation Act of 1985 (“COBRA”), Section 4980B of the Code, Title I of ERISA or any similar state group health plan continuation Laws, except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect.

(g) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) (i) result in any payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee of the Company and its Subsidiaries or with respect to any Company Benefit Plan; (ii) increase any benefits otherwise payable under any Company Benefit Plan; (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits; (iv) result in a non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA or section 4975 of the Code; (v) limit or restrict the right of the Company to merge, amend or terminate any of the Company Benefit Plans; or (vi) except as set forth in Section 3.13(g) of the Company Disclosure Letter, result in the payment of any amount that would, individually or in combination with any other such payment, reasonably be expected to constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code.

(h) Except as set forth in Section 3.13(h) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries or any Company Benefit Plan, nor to the Knowledge of the Company any “disqualified person” (as defined in Section 4975 of the Code) or “party in interest” (as defined in Section 3(18) of ERISA), has engaged in any non-exempt prohibited transaction (within the meaning of Section 4975 of the Code or Section 406 of ERISA) which, individually or in the aggregate, has resulted or would reasonably be expected to result in any material liability to the Company or any of its Subsidiaries. Except as set forth in Section 3.13(h) of the Company Disclosure Letter, with respect to any Company Benefit Plan, (i) no material Legal Actions (including any administrative investigation, audit or other proceeding by the Department of Labor or the Internal Revenue Service other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened, and (ii) to the Knowledge of the Company, no events or conditions have occurred or exist that would reasonably be expected to give rise to any such material Legal Actions.

(i) All Company Benefit Plans subject to the laws of any jurisdiction outside of the United States (i) have been maintained in all material respects in accordance with all applicable requirements, (ii) if they are intended to qualify for special tax treatment, meet the qualification requirements for such treatment in all material respects, and (iii) if they are intended to be funded and/or book-reserved, are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(j) Each “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) of the Company has been operated since January 1, 2005 in good faith compliance with Section 409A of the Code and the Treasury Regulations and other guidance issued thereunder.

Section 3.14 Labor Relations.

(a) Except as set forth in Section 3.14(a) of the Company Disclosure Letter, (i) none of the employees of the Company or its Subsidiaries is represented by a union and, to the Knowledge of the Company, no union organizing efforts have been conducted since January 1, 2006 or are now being conducted and (ii) neither the Company nor any of its Subsidiaries is a party to or presently negotiating any collective bargaining agreement or other labor Contract. There is no pending and, to the Knowledge of the Company, there is no threatened material strike, picket, work stoppage, work slowdown or other organized labor dispute affecting the Company or any of its Subsidiaries.

(b) Since January 1, 2006, the Company and each of its Subsidiaries have been in compliance in all material respects with all applicable Laws relating to the employment of labor, including all applicable Laws relating to wages, hours, collective bargaining, employment discrimination, civil rights, safety and health, workers’ compensation, pay equity, classification of employees, and the collection and payment of withholding and/or social security Taxes. No material unfair labor practice charge or complaint is pending or, to the Knowledge of the Company, threatened. Neither the Company nor any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act (“WARN”) or any similar state or local Law which remains unsatisfied, and neither the Company nor any of its Subsidiaries has planned or announced any “plant closing” or “mass layoff” as contemplated by the WARN Act affecting any site of employment or facility of the Company or any of its Subsidiaries.

Section 3.15 Taxes. Except as set forth in Section 3.15 of the Company Disclosure Letter and except for failures, violations, inaccuracies, omissions or proceedings that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect:

(a) All Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been properly prepared and timely filed, and all such Tax Returns (including information provided therewith or with respect thereto) are correct and complete in all respects.

(b) The Company and its Subsidiaries have fully and timely paid all Taxes (whether or not shown to be due on a Tax Return) due and payable and have made adequate provision in all respects for any Taxes that are not yet due and payable for all taxable periods, or portions thereof, ending on or before December 31, 2006 on the most recent financial statements contained in the Company SEC Documents to the extent required by GAAP.

(c) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, Taxes due from the Company or any of its Subsidiaries for any taxable period and, to the Knowledge of the Company, no request for any such waiver or extension is currently pending.

(d) No audit or other proceeding by any Governmental Entity is pending or, to the Knowledge of the Company, threatened with respect to any Taxes due from or with respect to the Company or any of its Subsidiaries.

(e) There are no Liens on any of the assets of the Company or its Subsidiaries that arose in connection with any failure (or alleged failure) to pay Taxes, except for Permitted Liens.

(f) Neither the Company nor any of its Subsidiaries has any liability for any Tax or any portion of a Tax (or any amount calculated with reference to any portion of a Tax) of any Person (other than the Company and its Subsidiaries), including under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as transferee or successor, by contract or otherwise.

(g) The Company and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, except for such Taxes as to which the failure to pay or withhold is not, individually or in the aggregate, material to the Company.

(h) Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the five-year period ending on the date of this Agreement.

(i) No claim has been made by any authority in any jurisdiction in which neither the Company nor any of its Subsidiaries files Tax Returns that the Company or any of its Subsidiaries may be subject to Tax by such jurisdiction.

(j) Neither the Company nor any of its Subsidiaries is a party to any Tax sharing or similar Tax agreement (other than an agreement exclusively between or among the Company and its Subsidiaries) pursuant to which it will have any obligation to make any payments after the Closing Date, other than agreements entered into in the ordinary course of business.

(k) Within the past five (5) years, neither the Company nor any of its Subsidiaries has distributed stock of another Person or had its stock distributed by another Person in a transaction that was intended to be governed in whole or in part by Section 355 or 361 of the Code.

(l) Neither the Company nor any of its Subsidiaries has engaged in any transaction that has given rise to a disclosure obligation as a “reportable transaction” under Section 6011 of the Code and the regulations promulgated thereunder.

(m) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date or (iv) prepaid amount received on or prior to the Closing Date.

Section 3.16 Environmental Matters. Except as set forth in Section 3.16 of the Company Disclosure Letter and except for failures, violations, inaccuracies, omissions or proceedings that would not, individually or in the aggregate, have a Company Material Adverse Effect: (i) the Company and each of its Subsidiaries is and has been in compliance, in all respects, with all applicable Environmental Laws and has obtained and is in compliance with all Environmental Permits necessary for their operations as currently conducted; (ii) there have been no Releases of any Hazardous Materials that could be reasonably likely to form the basis of any Environmental Claim against the Company or any of its Subsidiaries; (iii) there are no Environmental Claims pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries; (iv) neither the Company, nor any of its Subsidiaries is subject or party to any agreement, order, judgment or decree by or with any Governmental Entity or third party pursuant to which the Company or any of its Subsidiaries has assumed, incurred or suffered any liability or obligation under any Environmental Law; (v) neither the Company nor any of it Subsidiaries has manufactured for sale, marketed or distributed any product incorporating asbestos; (vi) neither the Company nor any of it Subsidiaries has sent or arranged for the transport of any Hazardous Material to any site that could be reasonably likely to form the basis of any Environmental Claim against the Company or any of its Subsidiaries; (vii) the transactions contemplated by this Agreement will not require the Company or any of its Subsidiaries to transfer or amend any Environmental Permit or require any submissions to a Governmental Entity; and (viii) there is no currently existing fact, event, condition, circumstance, activity, practice, incident, action or plan which would, in the ordinary course of business or properties reasonably be expected to cause either the Company or any of its Subsidiaries to incur capital expenditures to maintain compliance with Environmental Laws for the next five years. To the Knowledge of the Company, complete and accurate copies of all environmental site assessment reports (including any Phase I or Phase II report), investigation, remediation or compliance studies, audits, assessments or similar documents which are in the possession, custody or control of either the Company or any of its Subsidiaries and relate to the environmental conditions at any property currently or formerly owned or leased by either the Company or any of its Subsidiaries have been provided to Parent.

Section 3.17 Title to Real Properties. Except as set forth in Section 3.17 of the Company Disclosure Letter, the Company Annual Report sets forth a true, accurate and complete list of all real property that is owned, and all material real property that is leased, by the Company or any of its Subsidiaries. The Company and each of its Subsidiaries has good and valid title in fee simple to all its owned real property as reflected in the most recent balance sheet included in the audited financial statements included in the Company SEC Documents (except for properties and assets that have been disposed of in the ordinary course of business since the date of such balance sheet) free and clear of all Liens, except for Permitted Liens. The Company and each of its Subsidiaries have good and valid leasehold interests in all real property leased by them. All leases under which the Company or any of its Subsidiaries leases any real or personal property are, in all material respects, in good standing, valid and effective against the Company or such Subsidiaries and the counterparties thereto in accordance with their respective terms, and there is not, under any of such leases, any existing default by the Company or any such

Subsidiaries or counterparties, or any event which, with notice or lapse of time or both, would become such a default, other than any defaults under such leases which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.18 Permits; Compliance with Laws.

(a) Each of the Company and its Subsidiaries is in possession of all authorizations, licenses, consents, certificates, registrations, approvals and other permits of any Governmental Entity (“Permits”) necessary for it to own, lease and operate its properties and assets or to carry on its business as it is now being conducted (collectively, the “Company Permits”), and all such Company Permits are in full force and effect, except where the failure to hold such Company Permits, or the failure to be in full force and effect, would not be reasonably expected to result in a Company Material Adverse Effect. No suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, except where such suspension or cancellation would not be reasonably expected to result in a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is in violation or breach of, or default under, any Company Permit, except where such violation, breach or default would not be reasonably expected to result in a Company Material Adverse Effect. No event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of the Company or any of its Subsidiaries under any Company Permit (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses or accelerations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. No such suspension, cancellation, violation, breach, default, loss of a benefit, or acceleration of an obligation will result from the transactions contemplated by this Agreement, except for violations, breaches, defaults, losses or accelerations that would not would not reasonably be expected to result in a Company Material Adverse Effect.

(b) Neither the Company nor any of its Subsidiaries is, and since January 1, 2005, neither the Company nor any of its Subsidiaries has been in conflict with, or in default or violation of, (i) any Laws applicable to the Company or such Subsidiary or by which any of the Company Assets is bound or (ii) any Company Permit, except for any such conflict, violation or default that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.19 Intellectual Property.

(a) Section 3.19(a) of the Company Disclosure Letter sets forth a true, accurate and complete list of trademarks of the Company and its Subsidiaries that, individually or in the aggregate, are material to the respective businesses or operations of the Company or its Subsidiaries (collectively, the “Material Marks”).

(b) Except as set forth in Section 3.19(b) of the Company Disclosure Letter, with respect to the Material Marks: (i) the Company and/or one or more of its Subsidiaries owns all right, title and interest (subject to Permitted Liens) in and to, or has valid licenses to use, all such Material Marks in the manner in which the Company and one or more Subsidiaries, as the case may be, currently use the Material Marks in their primary business in the United States, the European Union and Japan; (ii) the use of such Material Marks by the Company and its Subsidiaries, as the case may be, in the manner in which the Company and one or more Subsidiaries, as the case may be, currently use the Material Marks in their primary business in the United States, the European Union and Japan does not infringe, misappropriate or otherwise violate any third-party Intellectual Property right; (iii) except for allegations that have since been resolved, since January 1, 2004, neither the Company nor any of its Subsidiaries has received any written notice from any Person alleging that the use of any of the Material Marks in the manner in which the Company and one or more Subsidiaries, as the case may be, currently use the Material Marks in their primary business in the United States, the European Union and Japan or the operation of the Company’s or its Subsidiaries’ businesses infringes, dilutes, or otherwise violates the Intellectual Property of such Person; (iv) no material written claims, charges or demands are currently pending or, to the Knowledge of the Company, threatened by any Person with respect to any such Material Marks; and (v) there are no pending material Legal Actions by the Company or any of its Subsidiaries alleging or asserting that any third party has violated, misappropriated or infringed any Material Marks nor, to the Knowledge of the Company, is there any basis for any such claim

(c) With respect to the Company Intellectual Property other than the Material Marks, except as has not had and would not reasonably be expected to have a Company Material Adverse Effect: (i) the Company and/or one or more of its Subsidiaries owns all right, title and interest (subject to Permitted Liens) in and to, or has valid licenses to use, all such Company Intellectual Property in the manner in which the Company and one or more Subsidiaries, as the case may be, currently use the Company Intellectual Property in the United States, the European Union and Japan; (ii) to the Knowledge of the Company, the use of such Company Intellectual Property by the Company and its Subsidiaries, as the case may be, in the manner in which the Company and one or more Subsidiaries, as the case may be, currently use the Company Intellectual Property in the United States, the European Union and Japan does not infringe, misappropriate or otherwise violate any third-party Intellectual Property right; (iii) except for allegations that have since been resolved, neither the Company nor any of its Subsidiaries has received any written notice from any Person alleging that the use of any of such Company Intellectual Property in the manner in which the Company and one or more Subsidiaries, as the case may be, currently use the Company Intellectual Property in the United States, the European Union and Japan or the operation of the Company’s or its Subsidiaries’ businesses infringes, dilutes (in the case of trademarks), or otherwise violates the Intellectual Property of such Person; (iv) no written claims, charges or demands are currently pending or, to the Knowledge of the Company, threatened by any Person with respect to any such Company Intellectual Property; and (v) there are no pending Legal Actions by the Company or any of its Subsidiaries alleging or asserting that any third party has violated, misappropriated or infringed any such Company Intellectual Property nor, to the Knowledge of the Company, is there any basis for any such claim.

(d) The Company has taken all actions that it has reasonably determined are appropriate to protect the Company Intellectual Property and to maintain the confidentiality of its material trade secrets.

Section 3.20 Indebtedness. Section 3.20 of the Company Disclosure Letter sets forth a list of the Indebtedness of the Company and its Subsidiaries outstanding as of March 31, 2007, as well as the principal amount, the maturity date, the collateral or security thereunder and the administrative agent or Person serving in a similar capacity with respect thereto, and, since such date through the date hereof, neither the Company nor any of its Subsidiaries has incurred a material amount of additional Indebtedness. The Company has made available to Parent true, accurate and complete copies of each Contract (as amended and in effect) with respect to the Indebtedness listed in Section 3.20 of the Company Disclosure Letter and, neither the Company nor any of its Subsidiaries is in breach or default with respect to any such Contract and, to the Knowledge of the Company, no other party thereto is in breach or default with respect to any such Contract (in each case except for such breaches or defaults that would not reasonably be expected to be material to the Company or any of its Subsidiaries), and no event has occurred which, with due notice or lapse of time or both, would constitute any such breach or default (except for such breaches or defaults that would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole). Neither the Company nor any of its Subsidiaries has received any written notice of any material breach or default with respect to any such Contract which remains uncured. As of immediately prior to the Closing, neither the Company nor any of its Subsidiaries will have, or will otherwise be liable in any respect for, any Indebtedness other than (a) the Indebtedness set forth in Section 3.20 of the Company Disclosure Letter, (b) Indebtedness incurred after the date hereof in accordance with Section 5.1 and (c) in the case of the Company, Indebtedness to one or more direct or indirect wholly owned Subsidiaries of the Company and, in the case of any Subsidiary of the Company, Indebtedness to the Company or one or more direct or indirect wholly owned Subsidiaries of the Company. Without limiting, and in furtherance of, the foregoing, the aggregate amount of all outstanding indebtedness of the Company and it Subsidiaries to any other Person (other than any direct or indirect wholly owned Subsidiary of the Company) for borrowed money as of June 30, 2007, other than in respect of the Debentures, will not exceed $335,000,000.

Section 3.21 Insurance. The Company has provided or made available to Parent true, correct and complete copies of all material insurance policies owned or held by the Company and each of its Subsidiaries. With respect to each such insurance policy, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and any of its Subsidiaries: (i) the policy is valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (ii) neither the Company nor any of its Subsidiaries is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the Knowledge of the Company, no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy; (iii) to the Knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation; and (iv) to the Knowledge of the Company, no notice of cancellation or termination has been received other than in connection with ordinary renewals.

Section 3.22 Suppliers and Customers. Section 3.22 of the Company Disclosure Letter sets forth the name of each of the Company’s and its Subsidiaries (a) 15 largest customers (in terms of consolidated sales) for the fiscal year ended December 31, 2006 and (b) 15 largest suppliers (by dollar volume of purchases) for the fiscal year ended December 31, 2006. As of the date hereof, no such customer or supplier has canceled or otherwise terminated its relationship with the Company or any of its Subsidiaries, and no such customer or supplier has given written, or to the Knowledge of the Company, oral notice to the Company or any of its Subsidiaries of its intent either to terminate its relationship with the Company or any of its Subsidiaries or to cancel or amend any material agreement or arrangement, or to significantly decrease the extent of its business dealings, with the Company or any of its Subsidiaries except for such of the foregoing arising after the date hereof as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.23 Relations with Governments. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries, nor any director, officer, agent or employee of the Company or any of its Subsidiaries, has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (b) made any payment or offered anything of value to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns, in each case, in violation of applicable Law or (c) violated in any material respect any applicable export control, money laundering or anti-terrorism Law or regulation, nor have any of them otherwise taken any action which would cause the Company or any of its Subsidiaries to be in material violation of the Foreign Corrupt Practices Act of 1977, as amended, or any applicable Law of similar effect.

Section 3.24 Takeover Statutes; Company Rights Agreement; Charter Restrictions.

(a) The Company Board has taken all necessary action such that the restrictions on takeovers, business combinations, control share acquisitions, fair prices or similar provisions contained in the DGCL, including Section 203 of the DGCL, do not apply to this Agreement, the Voting Agreement, the Merger or the other transactions contemplated by this Agreement or the Voting Agreement. No other takeover, business combination, control share acquisition, fair price or similar statutes apply or purport to apply to this Agreement, the Voting Agreement, the Merger or any of the other transactions contemplated by this Agreement or the Voting Agreement.

(b) The Company Board and the Company have taken all actions necessary: (i) to render the Rights Agreement dated as of July 1, 1999 (the “Company Rights Agreement”), by and between the Company and Harris Trust Company of California, including, without limitation, Section 13 of the Company Rights Agreement, inapplicable to this Agreement, the Voting Agreement, the Merger or any of the other transactions contemplated by this Agreement or the Voting Agreement, as well as to any compliance with the terms of this Agreement and the Voting Agreement; and (ii) without limiting, and in furtherance of, the foregoing, to cause (A) the execution, delivery and performance of, and compliance with, this Agreement and the Voting Agreement and the consummation of the Merger and any of the other transactions contemplated by this Agreement or the Voting Agreement to not be or otherwise be deemed to be, and to not constitute, a “Section 13(a) Event” (as defined in the Company Rights Agreement), (B) a “15% Ownership Date” (as defined in the Company Rights Agreement) to not occur, and the Rights (as defined in the Company Rights Agreement) issued under the Company Rights Agreement to not become exercisable, as a result of or in connection with the execution, delivery or performance of, or compliance with, this Agreement or the Voting Agreement or the consummation of the Merger or any of the other transactions contemplated by this Agreement or the Voting Agreement, and (C) the “Rights Expiration Date” (as defined in the Company Rights Agreement) to occur immediately prior to the Effective Time; provided, however, that all such actions shall be automatically revoked in the event of any termination of this Agreement in accordance with its terms, with the result that the Company Rights Agreement shall remain in full force and effect after any such termination of this Agreement (and, in accordance with the terms thereof, shall be applicable to Parent, Merger Sub and any of their Affiliates) with the same effect as though none of the foregoing actions had been taken. Other than the Rights Agreement, neither the Company nor any of its Subsidiaries is party to any rights agreement, stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or other Contract (in each case other than the Company Stock Award Plans existing on the date hereof and Stock Options issued thereunder, the Warrant and the Debentures) under which the Company or any of its Subsidiaries is or may become obligated to sell or otherwise issue, register, redeem, repurchase, vote, transfer or dispose of any shares of its capital stock or any other securities.

(c) The Company Board has unanimously approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, the Merger, which unanimous approval included the affirmative vote of at least two-thirds of the “Disinterested Directors” (as defined in the Company Certificate) of the Company, as such term may apply to this Agreement and the transactions contemplated hereby (including, without limitation, the Merger), in favor of such approval.

Section 3.25 Interested Party Transactions. There are no Contracts or other written arrangements, if applicable, under which the Company is required to provide disclosure required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC (an “Affiliate Transaction”).

Section 3.26 Information Supplied.

(a) None of the information included or incorporated by reference in the Company Proxy Statement contained in the Registration Statement, or any other document filed with the SEC or publicly disseminated in connection with the Merger and the other transactions contemplated by this Agreement (the “Other Filings”), taken as a whole with all other such information will, in the case of the Company Proxy Statement, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting or at the time of any amendment or supplement thereof, or, in the case of any Other Filing, at the date it is first mailed to the Company’s stockholders or at the date it is first filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub in connection with the preparation of the Registration Statement, the Company Proxy Statement or the Other Filings for inclusion or incorporation by reference therein. The Company Proxy Statement and the Other Filings that are filed by the Company will comply as to form in all material respects with the requirements of the Exchange Act.

(b) Without limiting the foregoing, the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Registration Statement will not, at the time that the Registration Statement is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 3.27 Opinion of Financial Advisor. Blackstone Advisory Services L.P. (“Blackstone”) has delivered to the Company Board its written opinion to the effect that, as of the date of this Agreement, the Merger Consideration is fair to the stockholders of the Company from a financial point of view. The Company has furnished to Parent a correct and complete copy of such written opinion. The Company has obtained the authorization of Blackstone to include a copy of such written opinion in the Company Proxy Statement and the Registration Statement.

Section 3.28 Brokers and Finders. Other than Blackstone and JP Morgan Securities Inc. (together with Blackstone, the “Company Financial Advisors”), no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has furnished to Parent a correct and complete copy of all agreements between the Company and each Company Financial Advisor under which a Company Financial Advisor would be entitled to any payment relating to the Merger or such other transactions.

IV. REPRESENTATIONS AND WARRANTIES OF PARENT

Except as disclosed in the Parent SEC Documents filed with the SEC by Parent, in each case to the extent publicly available, prior to the date of this Agreement and except as set forth in the corresponding sections or subsections of the disclosure letter (the “Parent Disclosure Letter”) delivered by Parent and Merger Sub to the Company concurrently with the execution of this Agreement (it being understood that any matter disclosed in any section of the Parent Disclosure Letter will be deemed to be disclosed in any other section of the Parent Disclosure Letter to the extent that it is readily apparent on the face of such disclosure that such disclosure is applicable to such other section), Parent hereby represents and warrants to the Company as of the date hereof and as of the Closing Date as follows:

Section 4.1 Organization and Power. Each of the Parent and its Subsidiaries is duly organized and validly existing under the Laws of its jurisdiction of organization and has the requisite corporate or similar power and authority to own, lease and operate its assets and to carry on its business as now conducted. Each of the Parent and its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited liability company or other legal entity and is in good standing in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect. Neither the Parent nor any of its Subsidiaries is in violation of its respective organizational or governing documents, other than any such violation that would not, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect.

Section 4.2 Corporate Authorization. Each of Parent and Merger Sub has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The Parent Board, at a duly held meeting, has unanimously (i) determined that this Agreement and the transactions contemplated hereby (including the Merger) are in the best interests of the Parent and its stockholders, and has declared it advisable to enter into this Agreement with Company, and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub.

Section 4.3 Enforceability. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by the Company, constitutes a legal, valid and binding agreement of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or law) and an implied covenant of good faith and fair dealing.

Section 4.4 Capitalization.

(a) As of the date hereof, the authorized shares of capital stock of Parent consist of 150,000,000 shares of Parent Common Stock, of which 71,843,450 shares were issued and outstanding as of the Measurement Date, and 5,000,000 shares of preferred stock, $0.01 par value per share, of which 250,000 shares are designated Series A Junior Participating Preferred Stock, none of which shares of Series A Junior Participating Preferred Stock were issued and outstanding as of the Measurement Date. Since December 31, 2006, other than in the ordinary course of business, there has not occurred any material change in the number of outstanding options, warrants or other rights to acquire capital stock of Parent from the number of such outstanding options, warrants or rights set forth in Parent’s Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the SEC and publicly available on the date hereof, or in the Parent SEC Documents filed since such Annual Report was filed by Parent with the SEC and prior to the date hereof.

(b) The shares of Parent Common Stock constituting Merger Consideration, when issued in accordance with the terms of this Agreement, will (i) be duly authorized, validly issued, fully paid and nonassessable, (ii) not be subject to preemptive rights and (iii) be free and clear of Liens (except for restrictions imposed generally by applicable securities Laws).

Section 4.5 Subsidiaries. All equity interests of Parent’s Significant Subsidiaries are validly issued, fully paid and non-assessable and were not issued in violation of any preemptive or similar rights, purchase option, call or right of first refusal or similar rights. All such equity interests are free and clear of any material Liens or any other material limitations or restrictions on such equity interests (including any material limitation or restriction on the right to vote, pledge or sell or otherwise dispose of such equity interests), other than Permitted Liens.

Section 4.6 Governmental Authorizations. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement do not and will not require any consent, approval or other authorization of, or filing with or notification to, any Governmental Entity other than: (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (ii) applicable requirements of the Exchange Act; (iii) the filing of the Registration Statement with, and the declaration of the effectiveness of such Registration Statement by, the SEC; (iv) any filings required by, and any approvals required under, the rules and regulations of the NYSE; (v) the pre-merger notification required under (A) the HSR Act and (B) the competition or merger control Laws of any other applicable jurisdiction; (vi) any consent, approval or other authorization of, or filing with or notification to, any Governmental Entity identified in Section 4.4(f) of the Parent Disclosure Letter; and (vii) any material consent, approval, or other authorization of, or filing with or notification to, any Governmental Entity identified in Section 4.6 of the Parent Disclosure Letter.

Section 4.7 Non-Contravention. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement do not and will not (i) contravene or conflict with, or result in any violation or breach of, any provision of the organizational documents of either Parent or Merger Sub; (ii) contravene or conflict with, or result in any violation or breach of, any Laws or Orders applicable to Parent or Merger Sub or any of its Subsidiaries or by which any assets of Parent or Merger Sub or any of their respective Subsidiaries (“Parent Assets”) are bound (assuming that all consents, approvals, authorizations, filings and notifications described in this Section 4.5 have been obtained or made); (iii) result in any violation or breach of or loss of a benefit under, or constitute a default (with or without notice or lapse of time or both) under, any Contract, arrangement, commitment, agreement, license, permit, bond, mortgage, indenture or understanding (whether written or oral) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement (a “Parent Contract”); (iv) require any consent, approval or other authorization of, or filing with or notification to, any Person under any Parent Contract; (v) give rise to any termination, cancellation, amendment, modification or acceleration of any rights or obligations under any Parent

Contracts, including any obligation to purchase, license or sell assets or securities; or (vi) cause the creation or imposition of any Liens on any Parent Assets, except, in the cases of clauses (ii) through (vi), as would not, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect.

Section 4.8 Information Supplied.

(a) None of the information included or incorporated by reference in (i) the Registration Statement will, at the time that the Registration Statement is declared effective by the SEC, or (ii) the Other Filings, taken as a whole with all other such information, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company in connection with the preparation of the Registration Statement for inclusion or incorporation by reference therein. The Registration Statement will comply as to form in all material respects with the requirements of the Securities Act.

(b) Without limiting the foregoing, the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Company Proxy Statement or the Other Filings will, in the case of the Company Proxy Statement, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting or at the time of any amendment or supplement thereof or, in the case of any Other Filing, at the date it is first mailed to the Company’s stockholders or at the date it is first filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.9 Financing. Parent has delivered to the Company true and complete copies of executed written commitments, dated the date of this Agreement, from the lenders to the borrower thereunder (collectively, the “Financing Commitment”), pursuant to which the lenders party thereto have agreed, subject only to the terms and conditions set forth therein, to provide or cause to be provided to Parent and/or Merger Sub debt financing in the amounts set forth therein for the purposes of financing the transactions contemplated by this Agreement and related fees and expenses (the “Financing”). As of the date of this Agreement, the Financing Commitment has not been amended or modified, and the respective commitments contained in the Financing Commitment have not been withdrawn or rescinded, in any material respect, and the Financing Commitment is in full force and effect. Subject to the terms and conditions of the Financing Commitment, and subject to the terms and conditions of this Agreement, the aggregate proceeds contemplated by the Financing Commitment, together with cash on hand and borrowings available to Parent, will be sufficient to pay the cash portion of the Merger Consideration payable under this Agreement and to pay all fees and expenses of Parent and Merger Sub with respect to the transactions contemplated hereby. Parent understands and agrees that consummation of the Financing, pursuant to the Financing Commitment or otherwise, is not a condition precedent to Parent’s obligation to effect the Closing.

Section 4.10 Financial Reports and SEC Documents.

(a) Parent has made available to the Company each registration statement, report, proxy statement or information statement prepared by it since January 1, 2004 and filed with the SEC, each in the form (including exhibits, annexes and any amendments thereto) filed with the SEC. Parent has filed or furnished all forms, statements, reports and documents required to be filed or furnished by it with the SEC pursuant to applicable securities statutes, regulations, policies and rules since January 1, 2004 (the forms, statements, reports and documents filed or furnished with the SEC since January 1, 2004 and those filed or furnished with the SEC subsequent to the date of this Agreement, if any, including any amendments thereto, the “Parent SEC Documents”). Each of the Parent SEC Documents filed or furnished on or prior to the date of this Agreement, at the time of its filing (except as and to the extent such Parent SEC Document has been modified or superseded in any subsequent Parent SEC Document filed and publicly available prior to the date of this Agreement), complied, and each of the Parent SEC Documents filed or furnished after the date of this Agreement will comply, in all material respects with the applicable requirements of each of the

Exchange Act and the Securities Act), and complied or will comply, as applicable, in all material respects with the then-applicable accounting standards. As of their respective dates, except as and to the extent modified or superseded in any subsequent Parent SEC Document filed and publicly available prior to the date of this Agreement, the Parent SEC Documents did not, and any Parent SEC Documents filed or furnished with the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Parent SEC Documents filed or furnished on or prior to the date of this Agreement included, and if filed or furnished after the date of this Agreement and prior to the Effective Time, will include all certifications required to be included therein pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder (“SOX”), and the internal control over financial reporting report and attestation of Parent’s outside auditors to the extent required by Section 404 of SOX. As of the date of this Agreement, there are no outstanding or unresolved comments in any comment letters received from the SEC staff with respect to the Parent SEC Documents. To the Knowledge of Parent, none of Parent SEC Documents is the subject of an SEC review.

(b) Each of the consolidated balance sheets included in or incorporated by reference into the Parent SEC Documents (including the related notes and schedules) fairly presents or, in the case of the Parent SEC Documents filed or furnished after the date of this Agreement, will fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries as of its date, and each of the consolidated statements of income, changes in shareholders’ equity and cash flows included in or incorporated by reference into the Parent SEC Documents (including any related notes and schedules) fairly presents or, in the case of the Parent SEC Documents filed or furnished after the date of this Agreement, will fairly present in all material respects the net income, total shareholders’ equity and net increase (decrease) in cash and cash equivalents, as the case may be, of Parent and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to the absence of notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein.

Section 4.11 Contracts. Except for this Agreement, neither Parent nor any of its Subsidiaries is a party to or bound by any Contract, arrangement, commitment, agreement, license, permit, bond, mortgage, indenture or understanding (whether written or oral) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed in the Parent SEC Documents.

Section 4.12 Absence of Certain Changes or Events. Other than in connection with or arising out of this Agreement and the transactions contemplated by this Agreement, since December 31, 2006, there has not been any Acquiror Material Adverse Effect or any change, event or development that, individually or in the aggregate, would reasonably be expected to have an Acquiror Material Adverse Effect.

Section 4.13 Undisclosed Liabilities. Except (i) as and to the extent disclosed or reserved against on the balance sheet of Parent dated as of December 31, 2006 (including the notes thereto) included in the Parent SEC Documents or (ii) as incurred since the date thereof in the ordinary course of business consistent with past practice, neither Parent nor any of its Subsidiaries has any material liabilities required to be disclosed in the liabilities column of a balance sheet prepared in accordance with GAAP.

Section 4.14 Litigation. There is no suit, action, investigation or proceeding pending or, to the knowledge of Parent, threatened against Parent or its Subsidiaries that, individually or in the aggregate, has had an Acquiror Material Adverse Effect, nor is there any Judgment outstanding against Parent or its Subsidiaries that has had an Acquiror Material Adverse Effect.

Section 4.15 Compliance with Laws. Neither Parent nor any of its Subsidiaries is, and since January 1, 2005, neither Parent nor any of its Subsidiaries has been in conflict with, or in default or violation of, (a) any Laws applicable to Parent or such Subsidiary or (b) any Permit necessary for it to own, lease and operate its properties and assets or to carry on its business as it is now being conducted, except for any such conflict, violation or default that, individually or in the aggregate, has not had and would not reasonably be expected to have an Acquiror Material Adverse Effect.

Section 4.16 Benefit Plans. With respect to each material “employee benefit plan” within the meaning of Section 3(3) of ERISA, including multiemployer plans within the meaning of Section 3(37) of ERISA, under which any past or present director, executive officer or employee of Parent or any of its Subsidiaries has any present or future right to benefits, or under which Parent or any of its Subsidiaries have any liability or obligation, contingent or otherwise (each a “Parent Benefit Plan”), in each case, that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, except as disclosed in the Parent SEC Documents: (i) there does not exist any material accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived; (ii) no material reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, and the consummation of the transactions contemplated by this Agreement will not result in the occurrence of any such reportable event; (iii) no material liability (other than for premiums to the PBGC) under Title IV of ERISA has been incurred by Parent or any of its Subsidiaries; (iv) the PBGC has not instituted any material proceedings to terminate any such plan or made any material inquiry which would reasonably be expected to lead to termination of any such plan, and, to the knowledge of Parent, no condition exists that presents a material risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such plan; and (v) the funded status of such Parent Benefit Plan as reflected in the Parent SEC Documents is accurate in all material respects and such Parent SEC Documents fairly present, in all material respects, the funded status of each such plan. Neither Parent nor any of its Subsidiaries has incurred any material Withdrawal Liability that has not been satisfied in full. Except as disclosed in the Parent SEC Documents, there are no Parent Benefit Plans under which welfare benefits are provided to past or present employees of Parent and its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by COBRA, Section 4980B of the Code, Title I of ERISA or any similar state group health plan continuation Laws, except as would not, individually or in the aggregate, have or reasonably by expected to result in an Acquiror Material Adverse Effect.

Section 4.17 Brokers and Finders. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

Section 4.18 Merger Sub. Merger Sub is a direct, wholly-owned subsidiary of Parent and was formed solely for the purpose of engaging in the transactions contemplated hereby. Other than its liabilities and obligations arising under or in connection with this Agreement, the Financing and the transactions contemplated hereby and thereby, Merger Sub has no liabilities or obligations of any kind, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

Section 4.19 Ownership of Common Stock. Prior to January 1, 2007, Parent was not the beneficial owner of Common Stock.

V. COVENANTS

Section 5.1 Conduct of Business of the Company. Except as expressly required by this Agreement, from the date of this Agreement to the earlier of (i) the date of termination of this Agreement or (ii) the Effective Time, the Company will, and will cause each of its Subsidiaries to, (x) conduct its operations only in the ordinary course of business consistent with past practice and (y) use all commercially reasonable efforts to maintain and preserve intact its business organization, including the services of its key employees and the goodwill of its customers, lenders, distributors, suppliers, manufacturers, regulators and other Persons with whom it has business relationships. Without limiting the generality of the foregoing, except as required by applicable Law, court processes or the requirements of the NYSE or any listing agreement with the NYSE or with the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed, from the date of this Agreement to the earlier of (i) the date of termination of this Agreement or (ii) the Effective Time, the Company will not, and will cause each of its Subsidiaries not to, take any of the following actions:

(a) propose, make or adopt any changes to the Company Organizational Documents;

(b) make, declare, set aside, or pay any dividend or distribution on any shares of its capital stock or otherwise make any payments to its stockholders in their capacity as such, other than dividends paid by a wholly owned Subsidiary to its parent corporation in the ordinary course of business;

(c) (i) adjust, split, combine or reclassify or otherwise amend the terms of its capital stock, (ii) repurchase, redeem, purchase, acquire, encumber, pledge, dispose of or otherwise transfer, directly or indirectly, any shares of its capital stock or any securities or other rights convertible or exchangeable into or exercisable for any shares of its capital stock or such securities or other rights, or offer to do the same, (iii) issue, grant, deliver or sell any shares of its capital stock or any securities or other rights convertible or exchangeable into or exercisable for any shares of its capital stock or such securities or rights (which term, for purposes of this Agreement, will be deemed to include “phantom” stock or other commitments that provide any right to receive value or benefits similar to such capital stock, securities or other rights) (other than pursuant to (A) the exercise of the Stock Options outstanding on the date hereof, (B) the vesting of Other Stock Awards, in each case outstanding as of the date of this Agreement, (C) the exercise of the Warrant or (D) the conversion of the Debentures in accordance with their terms), (iv) enter into any Contract, understanding or arrangement with respect to the sale, voting, pledge, encumbrance, disposition, acquisition, transfer, registration or repurchase of its capital stock or such securities or other rights, except in each case as permitted under Section 5.1(d), or (v) register for sale, resale or other transfer any Shares under the Securities Act on behalf of the Company or any other Person;

(d) (i) increase the compensation or benefits payable or to become payable to, or make any payment not otherwise due to, any of its past or present directors, officers, service providers, independent contractors or employees (other than increases in the compensation or benefits payable or to become payable to past or present employees of the Company or its Subsidiaries who were or are not directors or executive officers thereof, to the extent that such increases are made in the ordinary course of business and consistent with past practice), (ii) grant any severance or termination pay to any of its past or present directors, officers, service providers, independent contractors or employees (other than any such grants made to past or present employees of the Company or its Subsidiaries who were or are not directors or officers thereof, to the extent that such increases are made in the ordinary course of business and consistent with past practice), (iii) enter into any new employment or severance agreement with any of its past or present directors, officers, service providers, independent contractors or employees (other than any such agreement entered into with an employee of the Company or any of its Subsidiaries who is not, and as a result of any such agreement does not become, a director or officer thereof, to the extent that such agreement is entered into in the ordinary course of business and consistent with past practice), (iv) establish, adopt, enter into, amend or take any action to accelerate rights under any Company Benefit Plans or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Benefit Plan if it were in existence as of the date of this Agreement, (v) contribute any funds to a “rabbi trust” or similar grantor trust, (vi) change any actuarial assumptions currently being utilized with respect to Company Benefit Plans, or (vii) grant any equity or equity-based awards to directors, officers or employees, except in each case to the extent required by applicable Laws or by existing Company Benefit Plans set forth in Section 3.13(a) of the Company Disclosure Letter;

(e) except as set forth in Section 5.1 of the Company Disclosure Letter, merge or consolidate the Company or any of its Subsidiaries with any Person, or alter through merger, liquidation, reorganization, restructuring or in any other fashion, the corporate structure or ownership of any Subsidiary of the Company;

(f) except as set forth in Section 5.1 of the Company Disclosure Letter, sell, lease or otherwise dispose of a material amount of assets or securities, including by merger, consolidation, asset sale or other business combination (including formation of a Company Joint Venture);

(g) except as in the ordinary course of business and except for Permitted Liens, mortgage or pledge any of its material assets (tangible or intangible), or create, assume or suffer to exist any liens thereupon;

(h) abandon, sell, transfer, exclusively license, or otherwise dispose of any Company Intellectual Property, other than licenses entered into in the ordinary course of business;

(i) make any acquisition, by purchase or other acquisition of stock or other equity interests, or by merger, consolidation or other business combination (including formation of a Company Joint Venture), or make any property transfers or material purchases of any property or assets, to or from any Person (other than a wholly-owned Subsidiary of the Company);

(j) disclose or permit the disclosure of any material trade secrets of the Company or any of its Subsidiaries other than in the ordinary course of business pursuant to written confidentiality obligations;

(k) enter into, renew, extend, amend or terminate any Contract the entry into, renewal, extension, amendment or termination of which is or would be material to the Company and its Subsidiaries, taken as a whole;

(l) incur, assume, guarantee or prepay any Indebtedness, except for (i) unsecured Indebtedness, not to exceed $500,000 in the aggregate, incurred in the ordinary course of business and repayable within 180 days without penalty, and (ii) Indebtedness under the Credit Facility and other credit facilities disclosed in Section 3.20 of the Company Disclosure Letter;

(m) except as set forth in Section 5.1 of the Company Disclosure Letter, make any loans, advances or capital contributions to, acquisitions of or investments in, any other Person in excess of $500,000 in the aggregate, other than loans, advances or capital contributions to or among wholly owned Subsidiaries and other than investments of available cash in the ordinary course as a part of the Company’s cash management practices and other than as required pursuant to any Company Contract in existence as of the date hereof;

(n) authorize or make any capital expenditure, other than capital expenditures that are not, in the aggregate, in excess of the amounts set forth in Section 5.1 of the Company Disclosure Letter with respect to each of (i) the period commenced on January 1, 2007 and ending on June 30, 2007 and (ii) the period commencing on July 1, 2007 and ending on September 30, 2007;

(o) change its financial accounting policies or procedures in effect as of December 31, 2006, other than as required by Law or GAAP, or write up, write down or write off the book value of any assets of the Company and its Subsidiaries, other than (i) in the ordinary course of business consistent with past practice or (ii) as may be required by Law or GAAP;

(p) except as set forth in Section 5.1 of the Company Disclosure Letter, waive, release, assign, settle or compromise any Legal Actions, other than waivers, releases, assignments, settlements or compromises in the ordinary course of business consistent with past practice that involve only the payment by the Company or any of its Subsidiaries of monetary damages not in excess of $500,000 individually or $1,000,000 in the aggregate, in any case without the imposition of equitable relief or any restrictions on the business and operations of, on, or the admission of any wrongdoing by, the Company or any of its Subsidiaries;

(q) adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(r) settle or compromise any material Tax audit, make or change any material Tax election or file any amendment to any income Tax Return or any other material Tax Return, change any annual Tax accounting period or adopt or change any material Tax accounting method, or enter into any closing agreement with regard to a material Tax matter or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to the Company or its Subsidiaries;

(s) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any Affiliate Transaction; or

(t) agree or commit to do any of the foregoing.

Section 5.2 Parent Board of Directors. Parent shall cause Richard J. Heckmann to be elected or appointed as a director on the Parent Board at the next scheduled meeting of the Parent Board subsequent to the Effective Time and to hold such office until his death, resignation or removal or until his successor is duly elected and qualified, as the case may be, in accordance with Parent’s certificate of incorporation and bylaws.

Section 5.3 Other Actions; No Control of Other Party’s Business.

(a) Parent, Merger Sub and the Company will not, and will cause their respective Subsidiaries and controlled Affiliates not to, take or omit any action that would reasonably be expected to, individually or in the aggregate, result in any of the conditions to the Merger set forth in Article VI of this Agreement not being satisfied or satisfaction of those conditions being materially delayed, except, in the case of the Company, to the extent the Company Board withdraws, modifies or amends the Company Board Recommendation to the extent expressly permitted by Section 5.5(d) or delays the Company Stockholder Meeting as expressly permitted by Section 5.7.

(b) Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

(c) Prior to the Closing: (i) neither Parent nor Merger Sub shall contact (A) any customer or supplier of the Company or any of its Subsidiaries outside of the ordinary course of business or (B) any employee of the Company or any of its Subsidiaries (other than any executive officer of the Company), in each case without the prior approval of an executive officer of the Company; and (ii) the Company shall not contact (A) any customer or supplier of Parent or any of its Subsidiaries outside of the ordinary course of business or (B) any employee of Parent or any of its Subsidiaries (other than any executive officer of Parent), in each case without the prior approval of an executive officer of Parent.

Section 5.4 Access to Information; Confidentiality.

(a) Subject to applicable Law, the Company will provide and will cause its Subsidiaries and its and their respective Representatives to provide Parent, Merger Sub and their Representatives, during normal business hours and upon reasonable advance notice (i) such access to the officers, management, employees, offices, properties, books and records of the Company and such Subsidiaries (so long as such access does not unreasonably interfere with the operations of the Company or its Subsidiaries) as Parent or Merger Sub reasonably may request and (ii) all documents that Parent or Merger Sub reasonably may request. The parties will make appropriate substitute arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) No investigation by any of the parties or their respective Representatives shall affect the representations, warranties, covenants or agreements of the other parties set forth herein.

(c) Except to the extent otherwise permitted to be disclosed pursuant to this Agreement, all information obtained pursuant to this Section 5.4 shall be kept confidential in accordance with the Confidentiality Agreement.

Section 5.5 No Solicitation.

(a) From the date of this Agreement until the Effective Time, except as specifically permitted in Section 5.5(d), the Company agrees that neither it nor any of its Subsidiaries nor any of the officers or directors of it or its Subsidiaries shall, and that it shall cause its and its Subsidiaries’ Representatives not to, directly or indirectly:

(i) initiate, solicit or encourage (including by way of providing information) or facilitate any inquiries, proposals or offers with respect to, or the making, or the completion of, a Takeover Proposal;

(ii) participate or engage in any discussions or negotiations with, or furnish or disclose any non-public information relating to the Company or any of its Subsidiaries to, or otherwise cooperate with or assist any Person in connection with a Takeover Proposal;

(iii) withdraw, modify or amend the Company Board Recommendation in any manner adverse to Parent or Merger Sub;

(iv) approve, endorse or recommend any Takeover Proposal;

(v) enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to a Takeover Proposal; or

(vi) resolve, propose or agree to do any of the foregoing (provided, however, that providing notice of the restrictions set forth in this Section 5.5 to a third party in response to any such inquiry, request or Acquisition Proposal shall not, in and of itself, be deemed a breach of this Section 5.5(a)).

(b) The Company shall, and shall cause each of its Subsidiaries and Representatives to, immediately cease any existing solicitations, discussions or negotiations with any Person (other than the parties hereto) that has made or indicated an intention to make a Takeover Proposal. The Company shall promptly request that each Person who has executed a confidentiality agreement with the Company in connection with such Person’s consideration of a Takeover Proposal (other than the parties hereto and their respective advisors) return or destroy all non-public information furnished to that Person by or on behalf of the Company. The Company shall promptly inform its Representatives of the Company’s obligations under this Section 5.5.

(c) The Company shall notify Parent promptly (and in any event within 24 hours) upon receipt by it or its Subsidiaries or Representatives of (i) any Takeover Proposal or indication by any Person that it is considering making a Takeover Proposal, (ii) any request for non-public information relating to the Company or any of its Subsidiaries other than requests for information in the ordinary course of business and unrelated to a Takeover Proposal or (iii) any inquiry or request for discussions or negotiations regarding any Takeover Proposal. The Company shall notify Parent promptly (and in any event within 24 hours) with the identity of such Person and a copy of such Takeover Proposal, indication, inquiry or request (or, where no such copy is available, a description of such Takeover Proposal, indication, inquiry or request), including any modifications thereto. The Company shall keep Parent reasonably informed on a current basis (and in any event within 24 hours of the occurrence of any changes, developments, discussions or negotiations) of the status of any such Takeover Proposal, indication, inquiry or request (including the material terms and conditions thereof and of any modification thereto), and any material developments, discussions and negotiations, including furnishing copies of any written inquiries, correspondence and draft documentation, and written summaries of any material oral inquiries or discussions. Without limiting the foregoing, the Company shall promptly (and in any event within 24 hours) notify Parent orally and in writing if it determines to begin providing information or to engage in discussions or negotiations concerning a Takeover Proposal pursuant to Section 5.5(d). The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date of this Agreement, and neither the Company nor any of its Subsidiaries is party to any agreement, which prohibits the Company from providing such information to Parent. The Company shall not, and shall cause each of its Subsidiaries not to, terminate, waive, amend or modify any provision of any existing standstill or confidentiality agreement to which it or any of its Subsidiaries is a party, and the Company shall, and shall cause its Subsidiaries to, enforce the provisions of any such agreement.

(d) Notwithstanding the foregoing, the Company shall be permitted, if it has otherwise complied with its obligations under this Section 5.5, but only prior to satisfaction of the condition set forth in Section 6.1(a) herein, to:

(i) engage in discussions or negotiations with a Person who has made a written Takeover Proposal not solicited in violation of this Section 5.5 if, prior to taking such action, (A) the Company enters into an Acceptable Confidentiality Agreement with such Person and (B) the Company Board determines in good faith (1) after receiving the advice of its financial advisors that such Takeover Proposal constitutes, or is reasonably likely to result in, a Superior Proposal and (2) after receiving the advice of its outside legal counsel that failing to take such action would create a reasonable likelihood of a breach by the Company Board of its fiduciary obligations to the stockholders of the Company under applicable Laws;

(ii) furnish or disclose any non-public information relating to the Company or any of its Subsidiaries to a Person who has made a written Takeover Proposal not solicited in violation of this Section 5.5 if, prior to taking such action, the Company Board determines in good faith (A) after receiving the advice of its financial advisors that such Takeover Proposal constitutes, or is reasonably likely to result in, a Superior Proposal and (B) after receiving the advice of its outside legal counsel that failing to take such action would create a reasonable likelihood of a breach by the Company Board of its fiduciary obligations to the stockholders of the Company under applicable Laws, but only so long as the Company (x) has caused such Person to enter into an Acceptable Confidentiality Agreement and (y) concurrently discloses the same such non-public information to Parent if such non-public information has not previously been disclosed to Parent; and

(iii) in connection with a Takeover Proposal that is or becomes a Superior Proposal, withdraw, modify or amend the Company Board Recommendation in a manner adverse to Parent or Merger Sub, if the Company Board has determined in good faith, after receiving the advice of outside legal counsel that failing to take such action would create a reasonable likelihood of a breach by the Company Board of its fiduciary obligations to the stockholders of the Company under applicable Laws, provided that prior to any such withdrawal, modification or amendment to the Company Board Recommendation, (A) the Company shall have given Parent prompt written notice advising Parent of (x) the decision of the Company Board to take such action and the reason for taking such action and (y) the material terms and conditions of the Takeover Proposal, including the identity of the party making such Takeover Proposal and, if available, a copy of the relevant proposed transaction agreements with such party and other material documents, (B) the Company shall have given Parent three Business Days after delivery of each such notice to propose revisions to the terms of this Agreement (or make another proposal) and shall have negotiated in good faith with Parent with respect to such proposed revisions or other proposal, if any, and (C) the Company Board shall have determined in good faith, after considering the results of such negotiations and giving effect to the proposals made by Parent, if any, and after receiving the advice of outside legal counsel that failure to make such withdrawal, modification or amendment of the Company Board Recommendation would create a reasonable likelihood of a breach by the Company Board of its fiduciary obligations to the stockholders of the Company under applicable Laws, provided further that, in the event the Company Board does not make the determination referred to in clause (C) of this paragraph but thereafter determines to withdraw, modify or amend the Company Board Recommendation pursuant to this Section 5.5(d)(iii), the procedures referred to in clauses (A), (B) and (C) above shall apply anew and shall also apply to any subsequent withdrawal, amendment or modification.

(e) Section 5.5(d) shall not prohibit the Company Board from disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act (other than any disclosure prohibited by Section 5.5(d)); provided, however, that any disclosure other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall be deemed to be a withdrawal, modification or amendment of the Company Board Recommendation in a manner adverse to Parent or Merger Sub unless the Company Board (x) expressly reaffirms the Company Board Recommendation to the Company’s stockholders in favor of adoption of this Agreement or (y) rejects such other Takeover Proposal.

(f) The Company shall not take any action to exempt any Person from the restrictions on “business combinations”, “control share acquisitions”, “takeover offers” or similar provisions contained in the DGCL, including Section 203 (or any similar provisions), or otherwise cause such restrictions not to apply unless such actions are taken simultaneously with a termination of this Agreement.

Section 5.6 Notices of Certain Events.

(a) The Company will notify Parent promptly of (i) any communication from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the transactions contemplated by this Agreement (and the response thereto from the Company, its Subsidiaries or its Representatives), (ii) any communication from any Governmental Entity in connection with the transactions contemplated by this Agreement (and the response thereto from the Company, its Subsidiaries or its Representatives), (iii) any Legal Actions threatened or commenced against or otherwise affecting the Company or any of its Subsidiaries that are related to the transactions contemplated by this Agreement (and the response thereto from the Company, its Subsidiaries or its Representatives), (iv) any material events, changes, discussions, notices, changes or developments relating to pending material Legal Actions and (v) any event, change, occurrence, circumstance or development between the date of this Agreement and the Effective Time which causes or is reasonably likely to cause the conditions set forth in Section 6.2(a) or 6.2(b) of this Agreement not to be satisfied or result in such satisfaction being materially delayed; provided, however, that the delivery of any notice pursuant to this Section 5.6(a) shall not, and shall not be deemed to, cure any breach of any representation or warranty requiring disclosure of such matter at or prior to the date of this Agreement or affect any of the closing conditions or otherwise limit or affect the remedies available. With respect to any of the foregoing, the Company will consult with Parent and its Representatives so as to permit the Company and Parent and their respective Representatives to cooperate to take appropriate measures to avoid or mitigate any adverse consequences that may result from any of the foregoing.

(b) Parent and Merger Sub will notify the Company promptly of (i) any communication from any Person alleging that the consent of such Person (or other Person) is or may be required in connection with the transactions contemplated by this Agreement (and the response thereto from Parent, its Subsidiaries or their Representatives), (ii) any communication from any Governmental Entity in connection with the transactions contemplated by this Agreement (and the response thereto from Parent, its Subsidiaries or their Representatives), (iii) any Legal Actions threatened or commenced against or otherwise affecting Parent, its Subsidiaries or their Representatives that are related to the transactions contemplated by this Agreement (and the response thereto from Parent, its Subsidiaries or their Representatives), and (iv) any event, change, occurrence, circumstance or development between the date of this Agreement and the Effective Time which causes or is reasonably likely to cause the conditions set forth in Section 6.3(a) or 6.3(b) of this Agreement not to be satisfied or result in such satisfaction being materially delayed; provided, however, that the delivery of any notice pursuant to this Section 5.6(b) shall not, and shall not be deemed to, cure any breach of any representation or warranty requiring disclosure of such matter at or prior to the date of this Agreement or affect any of the closing conditions or otherwise limit or affect the remedies available. With respect to any of the foregoing, Parent will consult with the Company and its Representatives so as to permit the Company and Parent and their respective Representatives to cooperate to take appropriate measures to avoid or mitigate any adverse consequences that may result from any of the foregoing.

Section 5.7 Securities Filings; Proxy Material; Stockholder Meeting; Registration Statement.

(a) Parent and the Company shall make all necessary filings with respect to the Merger and the transactions contemplated thereby under the Securities Act and the Exchange Act and applicable Blue Sky Laws and the rules and regulations thereunder.

(b) As soon as practicable following the date of this Agreement, the Company and Parent shall prepare and file with the SEC the Company Proxy Statement in preliminary form and Parent shall prepare and file with the SEC the Registration Statement, in which the Company Proxy Statement and a Parent prospectus relating to the Parent Common Stock to be issued pursuant to this Agreement will be included, and each of the Company and Parent shall use its commercially reasonable efforts to respond as promptly as practicable to any comments of the SEC with respect thereto. Each of the Company and Parent shall use its commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, but, in any event, no more than 3 business days after the SEC notifies Parent that the SEC will consider a written request for the acceleration of the effective date of the Registration Statement and shall use commercially reasonable efforts to keep the Registration Statement effective as long as necessary to consummate the Merger and the other transactions contemplated hereby. Absent any restraint under applicable Law, the Company will use its commercially reasonable efforts to cause the Company Proxy Statement to be mailed to its stockholders as promptly as practicable (but no more than 5 Business Days) after the Registration Statement is declared effective under the Securities Act. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under any applicable state securities laws in connection with the issuance of Parent Common Stock in the Merger and the Company shall furnish all information concerning the Company and the holders of the Shares as may be reasonably requested in connection with any such action. The parties shall notify each other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Company Proxy Statement or the Registration Statement or for additional information and shall supply each other with copies of all correspondence between such or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Company Proxy Statement, the Registration Statement or the Merger.

(c) The Registration Statement shall comply in all material respects with all applicable Laws respecting securities, including rules and regulations promulgated by the SEC.

(d) No filing of, or amendment or supplement to, the Registration Statement, and no correspondence with the SEC with respect thereto, will be made by Parent or the Company without the prior consent of the other party (including providing the other party a reasonable opportunity to review and comment on such amendment or supplement). Parent will advise the Company, promptly after it receives notice thereof, of the time when any of the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock included in the Merger Consideration issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. If, at any time prior to the Closing Date, any information relating to Parent or the Company, any of their respective Subsidiaries or Affiliates, officers or directors, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to the Registration Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, (i) with respect to the Company Proxy Statement, the Company shall disseminate an appropriate amendment thereof or supplement thereto describing such information to the Company’s stockholders, and (ii) with respect to the Registration Statement, Parent shall file with the SEC an appropriate amendment or supplement describing such information and the Company shall disseminate such amendment or supplement to the Company’s stockholders.

(e) Subject to Section 5.5 and other than pursuant to Rule 14a-12 of the Exchange Act with respect to public announcements made in compliance with Section 5.11, no amendment or supplement to the Company Proxy Statement, nor any response to any comments or inquiry from the SEC, will be made by the Company or Parent without the approval of such other party, which approval shall not be unreasonably withheld, conditioned or delayed.

(f) The Company Proxy Statement will include the Company Board Recommendation unless the Company Board has withdrawn, modified or amended the Company Board Recommendation to the extent expressly permitted under Section 5.5(d).

(g) The Company will call and hold the Company Stockholders Meeting as promptly as practicable following the date of this Agreement (and in any event within forty five (45) days after the mailing of the Company Proxy Statement) for the purpose of obtaining the Requisite Company Vote. Notwithstanding anything to the contrary in the preceding sentence or Section 5.7(f), at any time prior to the Company Stockholders Meeting and subject to compliance with Section 5.5, the Company may adjourn or postpone the Company Stockholders Meeting in response to a Takeover Proposal for such time as the Company Board reasonably determines in good faith is necessary to investigate and consider such Takeover Proposal, if the Company Board determines in good faith after consultation with its outside financial advisors that such Takeover Proposal may reasonably be expected to lead to a Superior Proposal and it has received the advice of its outside legal counsel that the failure to do so would create a reasonable likelihood of a breach by the Company Board of its fiduciary duties under applicable Law. The Company may also adjourn or postpone the Company Stockholders’ Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Company Proxy Statement or Registration Statement is provided to its stockholders in advance of a vote on the Merger and this Agreement or, if as of the time for which the Company Stockholders Meeting is originally scheduled (as set forth in the Company Proxy Statement) there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such Company Stockholders Meeting. The Company shall not be required to hold the Company Stockholders Meeting if this Agreement is terminated before the Company Stockholders Meeting is held. Subject to Section 5.5(d), the Company will (a) use all commercially reasonable efforts to solicit or cause to be solicited from its stockholders proxies in favor of adoption of this Agreement and (b) take all other commercially reasonable action necessary to secure the Requisite Company Vote.

Section 5.8 Employees; Benefit Plans.

(a) From and after the Closing Date and until December 31, 2007 (the “Continuation Period”), Parent will, or will cause the Surviving Corporation to, provide employees of the Company and its Subsidiaries (other than those employees covered by a collective bargaining agreement) as of the Effective Time who continue employment with the Surviving Corporation (“Employees”) with compensation and benefits that are no less favorable in the aggregate to those currently provided to such Employees; provided, however, that nothing herein will prevent the amendment or termination of any specific plan, program or arrangement, require that Parent or the Surviving Corporation provide or permit investment in the securities of Parent or the Surviving Corporation or interfere with Parent’s or the Surviving Corporation’s right or obligation to make such changes as are necessary to comply with applicable Law. Notwithstanding anything to the contrary set forth herein, nothing herein shall preclude Parent or the Surviving Corporation from terminating the employment of any Employee for any reason for which the Company could have terminated such Employee prior to the Effective Time.

(b) Parent will, or will cause the Surviving Corporation to, honor all Company Benefit Plans (including any severance, retention, change of control and similar plans, agreements and written arrangements) in accordance with their terms as in effect immediately prior to the Effective Time, subject to any amendment or termination thereof that may be permitted by such plans, agreements or written arrangements. During the Continuation Period, Parent will, or will cause the Surviving Corporation to, provide all Employees (other than those covered by an individual agreement providing severance benefits outside the Company’s severance policies) who suffer a termination of employment with severance benefits that are no less favorable in the aggregate than those that would have been provided to such Employees under the Company’s severance policies as in effect immediately prior to the Effective Time.

(c) For all purposes under the employee benefit plans of Parent and the Surviving Corporation providing benefits to any Employees after the Effective Time (the “Post-Closing Plans”), each Employee will be credited with his or her years of service with the Company and its Affiliates before the Effective Time (including predecessor or acquired entities or any other entities for which the Company and its Affiliates have given credit for prior service), to the same extent as such Employee was entitled, before the Effective Time, to credit for such service under the corresponding Company Benefit Plan, except for purposes of benefit accrual under defined benefit plans, and except to the extent such credit would result in a duplication of accrual of benefits. In addition, and without limiting the generality of the foregoing (i) each Employee immediately will be eligible to participate, without any waiting time, in any and all Post-Closing Plans to the extent coverage under such Post-Closing Plan replaces coverage under a similar or comparable Company Benefit Plan in which such Employee participated immediately before the Effective Time (such plans, collectively, the “Pre-Closing Plans”) and (ii) for purposes of each Post-Closing Plan providing medical, dental, pharmaceutical and/or vision benefits to any Employee, the Surviving Corporation will cause all pre-existing condition exclusions and actively-at-work requirements of such Post-Closing Plan to be waived for such Employee and his or her covered dependents, to the extent any such exclusions or requirements were waived or were inapplicable under any similar or comparable Company Benefit Plan, and the Surviving Corporation will cause any eligible expenses incurred by such Employee and his or her covered dependents during the portion of the plan year of the Pre-Closing Plan ending on the date such Employee’s participation in the corresponding Post-Closing Plan begins to be taken into account under such Post-Closing Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Post-Closing Plan.

(d) This Section 5.8 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 5.8, expressed or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 5.8. Without limiting the foregoing, no provision of this Section 5.8 will create any third party beneficiary rights in any current or former employee, director or consultant of the Company or its Subsidiaries in respect of continued employment (or resumed employment) or any other matter. Nothing in this Section 5.8 is intended to amend any Company Benefit Plan, or interfere with Parent’s or the Surviving Corporation’s right from and after the Effective Time to amend or terminate any Company Benefit Plan or the employment or provision of services by any director, employee, independent contractor or consultant.

(e) Parent shall not take any actions that would have the effect of impairing or would be reasonably likely to impair the payment of any obligations under the Brass Eagle, Inc. Deferred Compensation Plan or the Rawlings Sporting Goods Company, Inc. Deferred Compensation Plan, provided that Parent shall retain the right to terminate each such plan in accordance with its terms at any time from and after December 30, 2007. The provisions of this Section 5.8(e) will survive the Closing and are intended to be for the benefit of, and will be enforceable by, each Person described in this Section 5.8(e) and its successors and representatives after the Effective Time and their rights under this Section 5.8(e) are in addition to, and will not be deemed to be exclusive of, any other rights to which such Person is entitled, whether pursuant to Law, Contract or otherwise.

(f) The obligations of Parent and the Surviving Corporation under this Section 5.8 shall be joint and several.

Section 5.9 Directors’ and Officers’ Indemnification and Insurance.

(a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including any such claim, action, suit, proceeding or investigation, in which any present or former director or officer of the Company or any of its Subsidiaries (together, the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining in whole or in part to, any action or failure to take action by any such Person in such capacity taken prior to the Effective Time, Parent and the Surviving Corporation (the “Indemnifying Parties”) will, from and after the Effective Time, jointly and severally indemnify, defend and hold harmless, as and to the fullest extent permitted or required by applicable Law and as and to the fullest extent required by the Company Organizational Documents (or any similar organizational document) of the Company or any of its Subsidiaries, when applicable, and any indemnity agreements applicable to any such Indemnified Party or any Contract between an Indemnified Party and the Company or one of its Subsidiaries, in each case, in effect on the date of this Agreement, against any losses, claims, damages, liabilities, costs, legal and other expenses (including reimbursement as incurred for reasonable legal and other fees and expenses incurred in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party), judgments, fines and amounts paid in settlement actually and reasonably incurred by such Indemnified Party in connection with such claim, action, suit, proceeding or investigation, subject to Parent’s or the Surviving Corporation’s receipt of an undertaking by such Indemnified Party to repay such legal and other fees and expenses paid in advance if it is finally adjudicated

(not subject to appeal) that such Indemnified Party is not entitled to be indemnified under applicable Law; provided, however, that, except as otherwise expressly set forth in any applicable written agreement between the Company or any of its Subsidiaries, on the one hand, and any present or former director or officer thereof, on the other hand, that is in effect on the date hereof and provides for indemnification of such present or former director or officer by the Company or any of its Subsidiaries in respect of the matters that are subject to indemnification under this Section 5.9(a), neither Parent nor the Surviving Corporation shall be liable under this Section 5.9 for any settlement effected without Parent’s (with respect to itself) and the Surviving Corporation’s (with respect to itself) prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

(b) Parent will cause the Surviving Corporation to (i) maintain in effect for a period of six years after the Effective Time the current policies of directors’ and officers’ liability insurance maintained by the Company immediately prior to the Effective Time (provided that the Surviving Corporation may substitute therefor policies issued by an insurer of comparable standing to the Company’s current insurer, and of at least the same coverage, coverage amounts and deductibles and containing terms and conditions that are not less advantageous to the directors and officers of the Company) or (ii) obtain as of the Effective Time “tail” insurance policies issued by an insurer of comparable standing to the Company’s current insurer and with a claims period of six years from the Effective Time with at least the same coverage, coverage amounts and deductibles and containing terms and conditions that are not less advantageous to the directors and officers of the Company, in each case with respect to claims arising out of or relating to events which occurred before or at the Effective Time; provided, however that in no event will Parent or the Surviving Corporation be required to expend an annual premium for such coverage in excess of 225% of the last annual premium paid by the Company for such insurance prior to the date of this Agreement (the “Maximum Premium”). If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, the Surviving Corporation will obtain that amount of directors’ and officers’ insurance (or “tail” coverage) obtainable for an annual premium equal to the Maximum Premium.

(c) The provisions of this Section 5.9 will survive the Closing and are intended to be for the benefit of, and will be enforceable by, each Indemnified Party and its successors and representatives after the Effective Time and their rights under this Section 5.9 are in addition to, and will not be deemed to be exclusive of, any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract, the Company Organizational Documents (or similar organizational document) or the organizational documents of the Surviving Corporation or any of its Subsidiaries or otherwise.

(d) It is expressly agreed that the Indemnified Parties (and, if deceased, his or her heirs or beneficiaries) to whom this Section 5.9 applies shall be third party beneficiaries of the obligations to such Person set forth in this Section 5.9. The obligations of Parent, the Surviving Corporation and its Subsidiaries under this Section 5.9 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Parties (or, if deceased, his or her heirs or beneficiaries) to whom this Section 5.9 applies without the consent of such affected Person.

(e) Following the Effective Time, Parent shall cause the Surviving Corporation and each of its Subsidiaries to include and maintain in effect in their respective certificate of incorporation or bylaws (or similar organizational document) for a period of six years after the Effective Time, provisions regarding the elimination of liability of directors (or their equivalent), indemnification of officers and directors thereof and advancement of expenses which are, with respect to each such entity, no less advantageous to the intended beneficiaries than the corresponding provisions contained in such organizational documents as of the date of this Agreement.

(f) The obligations and liability of Parent, the Surviving Corporation and its Subsidiaries under this Section 5.9 shall be joint and several. In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Persons, or (ii) transfers all or substantially all of its properties or assets to any Person, then and in each case, proper provision will be made so that the applicable successors, assigns or transferees assume the obligations set forth in this Section 5.9.

Section 5.10 Commercially Reasonable Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement and in accordance with applicable Laws, each of the parties to this Agreement will use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that the conditions set forth in Article VI are satisfied and to consummate the transactions contemplated by this Agreement as promptly as practicable, including (i) obtaining all necessary actions or non-actions, waivers, consents and approvals from Governmental Entities and making all necessary registrations and filings and taking all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) making, as promptly as practicable (and in any event within 15 Business Days of the date hereof), an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby and not extending any waiting period under the HSR Act or entering into any agreement with the U.S. Federal Trade Commission (the “FTC”) or the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other party hereto, (iii) making, as promptly as practicable, appropriate filings under any antitrust, competition or pre-merger notification, trade regulation Law, regulation or order, (iv) obtaining all consents, approvals or waivers from, or taking other actions with respect to, third parties necessary or advisable to be obtained or taken in connection with the transactions contemplated by this Agreement; provided, however, that without the prior written consent of Parent, the Company and its Subsidiaries may not pay or commit to pay any material amount of cash or other consideration, or incur or commit to incur any material liability or other obligation, in connection with obtaining such consent, approval or waiver, (v) subject to first having used commercially reasonable efforts to negotiate a resolution of any objections underlying such lawsuits or other legal proceedings, defending and contesting any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any Governmental Entity vacated or reversed (vi) with respect to Parent, taking all actions necessary to reserve a sufficient number of shares of Parent Common Stock for issuance in the Merger and the transactions contemplated by the Merger Agreement and (vii) executing and delivering any additional instruments necessary to consummate the transactions contemplated hereby, and to fully carry out the purposes of this Agreement.

(b) Parent, Merger Sub and the Company will cooperate and consult with each other in connection with the making of all such filings, notifications and any other material actions pursuant to this Section 5.9, subject to applicable Law, by permitting counsel for the other party to review in advance, and consider in good faith the views of the other party in connection with, any proposed material written communication to any Governmental Entity and by providing counsel for the other party with copies of all filings and submissions made by such party and all correspondence between such party (and its advisors) with any Governmental Entity and any other information supplied by such party and such party’s Affiliates to a Governmental Entity or received from such a Governmental Entity in connection with the transactions contemplated by this Agreement; provided, however, that material may be redacted (x) as necessary to comply with contractual arrangements, and (y) as necessary to address good faith legal privilege or confidentiality concerns. The Company shall not file any such document or take such action if Parent has reasonably objected (and not withdrawn its objection) to the filing of such document or the taking of such action on the grounds that such filing or action would reasonably be expected to either (i) prevent, materially delay or materially impede the consummation of the transactions contemplated hereby or (ii) cause a condition set forth in Article VI to not be satisfied in a timely manner. The Company shall not consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Governmental Entity without the consent of Parent.

(c) Each of Parent, Merger Sub and the Company will promptly inform the other party upon receipt of any material communication from the FTC, the Antitrust Division or any other Governmental Entity regarding any of the transactions contemplated by this Agreement. If Parent, Merger Sub or the Company (or any of their respective Affiliates) receives a request for additional information or documentary material from any such Governmental Entity that is related to the transactions contemplated by this Agreement, then such party will endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. The parties agree not to participate, or to permit their Affiliates to participate, in any substantive meeting or discussion with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it so consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate. Each party will advise the other party promptly of any understandings, undertakings or agreements (oral or written) which the first party proposes to make or enter into with the FTC, the Antitrust Division or any other Governmental Entity in connection with the transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, each party will use commercially reasonable efforts to resolve any objections that may be asserted with respect to the transactions contemplated by this Agreement under any antitrust, competition or trade regulatory Laws, including (subject to first having used commercially reasonable efforts to negotiate a resolution to any such objections) contesting and resisting any action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger or the other transactions contemplated by this Agreement and to have such statute, rule, regulation, executive order, decree, injunction or administrative order repealed, rescinded or made inapplicable so as to permit consummation of the transactions contemplated by this Agreement.

(d) Each of Parent and Merger Sub hereby agree to become subject to, consent or agree to, or otherwise take any action with respect to, any requirement, condition, understanding, agreement or Order to sell, to hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets or business of Parent or Merger Sub to the extent necessary to eliminate or remove, as applicable, (i) the commencement of any administrative, judicial or other proceeding in any forum by any Governmental Entity with jurisdiction over the enforcement of any applicable antitrust or competition Laws or (ii) the issuance of any Order by any such Governmental Entity that would restrain, prevent, enjoin or otherwise prohibit consummation of the Merger on or before the Outside Date; provided, however, that, notwithstanding anything herein to the contrary, neither Parent nor Merger Sub shall be required by this Agreement to become subject to, consent or agree to, or otherwise take any action with respect to, any requirement, condition, understanding, agreement or Order to sell, to hold separate or otherwise dispose of any material assets, or to materially alter the conduct or operations, or to materially restrict, or otherwise change in any material respect, the assets or business of Parent or the Company. Notwithstanding anything in this Agreement to the contrary, the Company will, upon the request of Parent, become subject to, or consent or agree to or otherwise take any action with respect to, any requirement, condition, understanding, agreement or Order to sell, to hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets or business of the Company or any of its Affiliates, so long as such requirement, condition, understanding, agreement or Order is binding on the Company only in the event that the Closing occurs.

Section 5.11 Public Announcements.

(a) The initial press release regarding the Merger shall be a joint press release by Parent and the Company and thereafter Parent, Merger Sub and the Company will consult with each other before issuing any press release or otherwise making any public statements about this Agreement or any of the transactions contemplated by this Agreement, except with respect to any press release or public announcement by the Company with respect to any withdrawal, modification or amendment of the Company Board recommendation as permitted by Section 5.5(d). Neither Parent, Merger Sub nor the Company will issue any such press release or make any such public statement prior to such consultation, except to the extent that the disclosing party determines in good faith it is required to do so by applicable Laws, court processes or the requirements of the NYSE or any listing agreement with the NYSE, in which case that party will use commercially reasonable efforts to consult with the other party before issuing any such release or making any such public statement.

(b) Parent and the Company shall use commercially reasonable efforts to establish a mutually acceptable process intended to ensure that before any Merger Communication (as hereinafter defined) of Parent, the Company or any of their respective “participants” (as defined in Item 4 of Schedule 14A of the Exchange Act) is (i) disseminated to any investor, analyst, member of the media, employee, client, customer or other third party or otherwise made accessible on the website of Parent, the Company or any such participant, as applicable (whether in written, video or oral form via webcast, hyperlink or otherwise), or (ii) utilized by any directors, officer, senior manager, employee or advisor of Parent, the Company or any such participant, as applicable, as a script in discussions or meetings with any such third parties, the other party and its counsel have a reasonable opportunity to review any such Merger Communication for purposes of, among other things, determining whether that communication constitutes “soliciting material” that is required to be filed by Rule 14a-6(b) or Rule 14a-12(b) of the Exchange Act, as applicable. As part of any such process, Parent and Merger Sub or the Company, as applicable, shall (or shall use commercially reasonable efforts to cause any such participant to) give reasonable and good faith consideration to any comments made by the other such party or parties and their counsel on any such Merger Communication. For purposes of the foregoing, the term “Merger Communication” shall mean, with respect to any Person, any document or other written communication prepared by or on behalf of that Person, or any document or other material or information posted or made accessible on the website of that Person (whether in written, video or oral form via webcast, hyperlink or otherwise), that is related to any of the transactions contemplated by this Agreement and, if reviewed by a holder of the Common Stock, would reasonably be deemed to constitute a “solicitation” of “proxies” (in each case, as defined in Rule 14a-1 of the Exchange Act) in favor of the Merger.

Section 5.12 Stock Deregistration; Stock Exchange Listing.

(a) Prior to the Closing Date, the Company shall cooperate with Parent and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the Shares from the NYSE and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

(b) Parent shall use its commercially reasonable efforts to cause the shares of Parent Common Stock constituting Merger Consideration and the shares of Parent Common Stock to be issued in exchange for or upon conversion of the Stock Options, Other Stock Awards, the Warrant and the Debentures to be approved for listing, upon official notice of issuance, on the NYSE.

Section 5.13 Fees and Expenses. Subject to Section 7.6, whether or not the Merger is consummated, all expenses (including those payable to Representatives) incurred by any party to this Agreement or on its behalf in connection with this Agreement and the transactions contemplated by this Agreement (“Expenses”) will be paid by the party incurring those Expenses, except (a) the Surviving Corporation shall pay the fees of the Paying Agent, (b) as otherwise provided in Section 7.6, (c) Parent shall reimburse the Company for its Expenses incurred in connection with, or related to, complying with its obligations set forth in Sections 5.20, 5.21 and 5.22 (in each case to the extent that such Expenses are approved by Parent prior to being incurred), and (d) Parent and the Company shall each be responsible for the payment of 50% of the fee associated with (i) the filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby, (ii) the filing, printing and mailing the Company Proxy Statement and (iii) the filing of the Registration Statement.

Section 5.14 Takeover Statutes. If any business combination, control share acquisition, fair price or similar statute is or becomes applicable to this Agreement, the Voting Agreement, the Merger or the other transactions contemplated by this Agreement or the Voting Agreement, each of Parent, Merger Sub and the Company and their respective boards of directors will (a) take all necessary action to ensure that such transactions may be consummated as promptly as practicable upon the terms and subject to the conditions set forth in this Agreement and (b) otherwise act to eliminate or minimize the effects of such takeover statute.

Section 5.15 Resignations. The Company shall cause to be delivered to Parent at the Closing written evidence reasonably satisfactory to Parent of the irrevocable resignation, effective as of the Effective Time, of those directors (or Persons in similar positions) of the Company or any of its Subsidiaries as designated and instructed by Parent not less than three Business Days prior to the Closing Date (the “Resigning Directors”). At the request of Parent, the Company shall promptly provide Parent with a true and accurate list of each of the directors (or Persons in similar positions) of the Company and its Subsidiaries. From and after the date of delivery of such list, the Company shall promptly inform Parent of any matter resulting in such list no longer being true and accurate.

Section 5.16 Stockholder Litigation. Parent and Merger Sub shall promptly notify the Company of any litigation commenced against either or any of their respective directors, officers or Affiliates, relating to this Agreement or the transactions contemplated hereby (including the Merger) and shall keep the Company reasonably informed regarding any such litigation. The Company shall promptly notify Parent and Merger Sub of any litigation commenced against it or any of its directors, officers or Affiliates, relating to this Agreement or the transactions contemplated hereby (including the Merger) and shall keep Parent and Merger Sub reasonably informed regarding any such litigation. The Company shall give Parent and Merger Sub the opportunity to participate in the defense or settlement of any stockholder litigation against the Company and its directors relating to this Agreement and the transactions contemplated herein, and no such settlement shall be agreed to without Parent’s and Merger Sub’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 5.17 Rule 16b-3. Prior to the Effective Time, Parent, Merger Sub and the Company shall take such steps as may be required to cause the transactions contemplated by this Agreement and any other dispositions of Company equity securities (including derivative securities) or acquisitions of Parent equity securities (including derivative securities) in connection with this Agreement by each individual who (a) is a director or officer of the Company or (b) at the Effective Time will become a director or officer of Parent, to become exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.18 Company Tax Statements. The Company shall deliver a statement, reasonably acceptable to Parent, satisfying the requirements of Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c)(3) and certifying that the Shares are not and have not been a United States real property interest within the meaning of Section 897(c)(1)(A) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

Section 5.19 Certain Notices and Debenture Deliverables.

(a) The Company shall timely deliver, or cause to be timely delivered, any and all notices required to be given by the Company or any of its Subsidiaries prior to the Closing and/or the Effective Time in connection with, with respect to or as a result of the consummation of the Merger and/or the other transactions contemplated hereby pursuant to the provisions of (a) the Debentures and the Debenture Indenture, (b) the 7.375% Notes and the 7.375% Note Indenture and (c) the Warrant.

(b) Promptly after the Closing Date, Parent shall cause the Surviving Corporation to deliver to the “Trustee” under the Debenture Indenture such documents and instruments, if any, as shall be required to be delivered to such Trustee by the Surviving Corporation pursuant to Sections 7.1 and 12.11 of the Debenture Indenture.

Section 5.20 Repayment and Termination of Credit Facility. Upon the request of Parent, the Company shall, with immediately available funds provided by Parent or Merger Sub at the Effective Time, repay in full all outstanding indebtedness under the Credit Facility and terminate the commitments and agreements evidencing the Credit Facility, including, without limitation, obtaining payoff letters and liens releases of all collateral related thereto. In connection therewith, Parent shall take all actions reasonably requested by the Company to facilitate such prepayment and termination, including, without limitation, depositing or causing to be deposited, not later than at the Effective Time, with or as directed by the Credit Facility Agent all amounts specified by the

Credit Facility Agent as being necessary to cash collateralize any letters of credit outstanding under the Credit Facility and to prepay the Indebtedness under the Credit Facility (including any fees, expenses, costs, commitment fees, penalties, and other amounts payable to the Credit Facility Agent or the Credit Facility Lenders under the Credit Facility), all as provided in the Credit Facility. Unless the Credit Facility Agent has otherwise waived or modified any notice requirements under the Credit Facility in connection with the performance of the parties’ obligations under this Section 5.20 (it being understood that the Company shall request such waivers and modifications of such notice requirements in accordance with the terms of the relevant agreements), the Company, in consultation with Parent, shall provide the advance notice required under the Credit Facility of its intention to repay all outstanding indebtedness under the Credit Facility and to terminate the commitments of the Credit Facility Lenders thereunder as of the anticipated date the Effective Date will occur, as determined by mutual agreement of the Company and Parent, as specified in such notice.

Section 5.21 Financing. Prior to the Closing, the Company shall provide to Parent and Merger Sub, and shall cause its Subsidiaries to, and shall use its commercially reasonable efforts to cause the respective officers, employees and advisors, including legal and accounting, of the Company and its Subsidiaries to, provide to Parent and Merger Sub all cooperation reasonably requested by Parent that is reasonably necessary, proper or advisable in connection with the Financing, including, without limitation: (a) participating in meetings, presentations, road shows, due diligence sessions and sessions with rating agencies, as the Parent may reasonably request; (b) assisting with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses, business projections and similar documents necessary, proper or advisable in connection with the Financing, all as the Parent may reasonably request; (c) furnishing Parent and Merger Sub with financial and other information regarding the Company and its Subsidiaries as may be required under the Financing Commitment and requested by the Parent; (d) providing to the lenders involved in the Financing such access to the Company’s books and records as is reasonably necessary to permit them to evaluate the Company’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements; and (e) taking all corporate actions reasonably necessary to permit the cash at the Company and its Subsidiaries on the Closing Date to be made available to the Company on the Closing Date to consummate the Merger.

Section 5.22 Notes Defeasance. Upon the request of Parent, the Company shall use commercially reasonable efforts to effect an in-substance defeasance of the 7.375% Notes pursuant to the 7.375% Note Indenture upon the prior or simultaneous occurrence of the Closing, provided that Parent or the Surviving Corporation funds the defeasance deposit with the trustee under the 7.375% Note Indenture that is required to be made in connection with such Defeasance pursuant to the 7.375% Note Indenture.

VI. CONDITIONS

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to this Agreement to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

(a) Company Stockholder Approval. The Requisite Company Vote in favor of adoption of this Agreement shall have been obtained.

(b) Regulatory Approvals. (i) The waiting period applicable to the consummation of the Merger under the HSR Act (or any extension thereof) shall have expired or been terminated, and (ii) all material approvals required under the competition or merger control Laws of any applicable jurisdiction other than the United States shall have been obtained.

(c) No Injunctions or Restraints. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Laws or Orders (whether temporary, preliminary or permanent) that enjoin or otherwise prohibit consummation of the Merger or the other transactions contemplated by this Agreement.

(d) Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC, and any material Blue Sky Laws and other state securities laws applicable to the registration and qualification of the shares of Parent Common Stock included in the Merger Consideration shall have been complied with in all material respects.

Section 6.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent and Merger Sub on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in Section 3.2 (Corporate Authority; Enforceability), Section 3.3 (Capitalization), Section 3.7 (Voting), Section 3.10(a) (Absence of Company Material Adverse Effect), Section 3.20 (Indebtedness), Section 3.24 (Takeover Statutes; Company Rights Agreement; Charter Restrictions) and Section 3.28 (Opinion of Financial Advisor) shall be true and correct in all material respects, in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), and (ii) all other representations and warranties of the Company set forth herein shall be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifiers) both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representation and warranty to be so true and correct, individually or in the aggregate, has not had and would not have a Company Material Adverse Effect.

(b) Performance of Covenants. The Company shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it hereunder.

(c) Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any Company Material Adverse Effect.

(d) Officers Certificate. Parent and Merger Sub shall have received a certificate, signed by the chief executive officer and the chief financial officer of the Company, certifying that such officers have read the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c) and that such conditions have been satisfied.

(e) Resigning Directors. Parent shall have received written evidence reasonably satisfactory to Parent of the irrevocable resignation, effective as of the Effective Time, of each Resigning Director as designated and instructed by Parent pursuant to Section 5.15.

Section 6.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent contained in Section 4.2 (Corporate Authority), Section 4.3 (Enforceability), Section 4.4 (Capitalization) and Section 4.19 (Ownership of Common Stock) shall be true and correct in all material respects, in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), and (ii) all other representations and warranties of Parent set forth herein shall be true and correct (without giving effect to any materiality or Acquiror Material Adverse Effect qualifiers) both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representation and warranty to be so true and correct, individually or in the aggregate, has not had and would not have an Acquiror Material Adverse Effect.

(b) Performance of Covenants. Parent and Merger Sub shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by Parent and Merger Sub hereunder.

(c) Acquiror Material Adverse Effect. Since the date of this Agreement, there shall not have been any Acquiror Material Adverse Effect.

(d) Officers Certificate. The Company will have received a certificate, signed by the chief executive officer and the chief financial officer (or person having similar responsibilities) of each of Parent and Merger Sub, certifying that such officers have read the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c) and that such conditions have been satisfied.

(e) NYSE Listing. The shares of Parent Common Stock included in the Merger Consideration, forming a portion of the consideration to be issued upon conversion of any Stock Options, forming a portion of the Merger Consideration issued in exchange for Other Stock Awards, and to be reserved for issuance upon exercise of the Warrant and the conversion of the Debentures shall have been approved for listing on the NYSE, subject to official notice of issuance.

VII. TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination by Mutual Consent. This Agreement may be terminated, whether before or after satisfaction of the condition set forth in Section 6.1(a), at any time prior to the Effective Time by mutual written consent of Parent and the Company.

Section 7.2 Termination by Either Parent or the Company. This Agreement may be terminated by either Parent or the Company at any time prior to the Effective Time:

(a) whether before or after satisfaction of the condition set forth in Section 6.1(a), if the Merger has not been consummated by September 30, 2007 (the “Outside Date”), except that the right to terminate this Agreement under this Section 7.2(a) shall not be available to any party to this Agreement whose failure to fulfill any of its obligations under this Agreement has been a principal cause of, or resulted in, the failure to consummate the Merger by such date;

(b) if this Agreement has been submitted to the stockholders of the Company for adoption at a duly convened Company Stockholders Meeting and the Requisite Company Vote shall not have been obtained at such meeting (including any adjournment or postponement thereof); or

(c) whether before or after satisfaction of the condition set forth in Section 6.1(a), if any Law prohibits consummation of the Merger or if any Order restrains, enjoins or otherwise prohibits consummation of the Merger, and such Order has become final and nonappealable.

Section 7.3 Termination by Parent. This Agreement may be terminated, whether before or after satisfaction of the condition set forth in Section 6.1(a), by Parent at any time prior to the Effective Time:

(a) if (i) the Company materially breaches its obligations under Section 5.5, Section 5.7(f) or Section 5.7(g) (and, with respect to Section 5.7(f) or Section 5.7(g), such breach shall have not been cured by the Company within five (5) Business Days after the Company’s receipt of written notice of such breach from Parent), (ii) the Company enters into any Contract with respect to, or otherwise consummates, any Takeover Proposal other than the Merger, (iii) the Company Board withdraws, modifies or amends the Company Board Recommendation in any manner adverse to Parent or Merger Sub, (iv) the Company Board approves, endorses or recommends any Takeover Proposal other than the Merger, (v) the Company or the Company Board takes any action that causes the Company Rights Agreement or Section 203 of the DGCL to not apply to any Takeover Proposal other than the Merger, or (vi) the Company or the Company Board resolves or announces its intention to take any of the actions or to do any of the things described in the immediately preceding clauses (ii) through (v), in any case whether or not permitted by Section 5.5; or

(b) if the Company materially breaches any of its representations, warranties, covenants or agreements contained herein (other than the covenants and agreements described in Section 7.3(a)(i)), which breach (i) would reasonably be expected to result in any of the conditions set forth in Section 6.2(a) or Section 6.2(b) not being satisfied on or before the Outside Date, and (ii) shall have not been cured (if capable of being cured) by the Company by the earlier of the Outside Date and the date that is 20 Business Days after the Company’s receipt of written notice of such breach from Parent.

Section 7.4 Termination by the Company. This Agreement may be terminated by the Company at any time prior to the Effective Time:

(a) if Parent materially breaches any of its representations, warranties, covenants or agreements contained herein, which breach (i) would reasonably be expected to result in any of the conditions set forth in Section 6.3(a) or Section 6.3(b) not being satisfied on or before the Outside Date, and (ii) shall have not been cured (if capable of being cured) by Parent by the earlier of the Outside Date and the date that is 20 Business Days after Parent’s receipt of written notice of such breach from the Company; or

(b) if, prior to the Requisite Company Vote being obtained: (i) in accordance with Section 5.5, (A) the Company receives an unsolicited Takeover Proposal that the Company Board determines to be a Superior Proposal, and (B) the Company Board determines to approve entering into a Contract providing for, or otherwise approves the consummation of, such Superior Proposal and has notified Parent thereof in writing; (ii) the Company performs its obligations under Section 5.5(d)(iii)(B); (iii) the Company has not breached any of its obligations under Section 5.5 with respect to such Takeover Proposal; and (v) prior to or concurrently with such termination, the Company pays, or causes to be paid, to Parent (by wire transfer of immediately available funds to one or more accounts specified by Parent in writing) all amounts required to be paid to pursuant to Section 7.6(a)(ii).

Section 7.5 Effect of Termination. In the event of any termination of this Agreement pursuant to this Article VII, this Agreement shall forthwith become void and have no further force or effect, and there shall be no liability or obligation on the part of any party hereto or its directors (or Persons in similar positions), officers, employees or stockholders, provided that the provisions of Section 5.13, this Section 7.5, Section 7.6 and Article VIII shall survive any termination of this Agreement. Nothing contained in this Article VII shall relieve any party hereto from liability for any willful breach of this Agreement or fraud.

Section 7.6 Fees and Expenses Following Termination.

(a) The Company shall pay, or cause to be paid, to Parent (by wire transfer of immediately available funds to one or more accounts specified by Parent in writing) an amount equal to $27,500,000 (the “Termination Fee”), in addition to any Parent Expenses payable pursuant to Section 7.6(b):

(i) if this Agreement is terminated by Parent pursuant to Section 7.3(a), in which event such payment shall be made within two Business Days after such termination;

(ii) if this Agreement is terminated by the Company pursuant to Section 7.4(b), in which event such payment shall be made prior to or simultaneously with such termination;

(iii) if, (A) following the date hereof and prior to the termination of this Agreement, a Takeover Proposal, whether or not conditional, shall have been proposed to the Company or otherwise publicly announced or disclosed, (B) this Agreement is terminated by Parent pursuant to Section 7.3(b) in a circumstance involving a willful breach by the Company of a representation, warranty or covenant contained herein, and (C) within twelve (12) months following the date of such termination, the Company enters into any Contract with respect to any Takeover Proposal or consummates any Takeover Proposal (whether or not such Takeover Proposal was the same Takeover Proposal referred to in the foregoing clause (A)), in which event such payment shall be made on or prior to the earlier of the date on which the Company enters into such Contract and the date on which such Takeover Proposal is consummated, as applicable; or

(iv) if, (A) following the date hereof and prior to the termination of this Agreement, a Takeover Proposal, whether or not conditional, shall have been proposed to the Company or otherwise publicly announced or disclosed, (B) this Agreement is terminated by either Parent or the Company pursuant to Section 7.2(a) or Section 7.2(b), and (C) within twelve (12) months following the date of such termination, the Company enters into any Contract with respect to any Takeover Proposal or consummates any Takeover Proposal (whether or not such Takeover Proposal was the same Takeover Proposal referred to in the foregoing clause (A)), in which event such payment shall be made on or prior to the earlier of the date on which the Company enters into such Contract and the date on which such Takeover Proposal is consummated, as applicable. For purposes of the foregoing clause (C) only, references in the definition of the term “Takeover Proposal” to the figure “15%” will be deemed to be replaced by the figure “50%.”

(b) In the event that this Agreement is terminated by either Parent or the Company under any circumstance in respect of which the Termination Fee is payable then the Company shall pay, or cause to be paid, to Parent (by wire transfer of immediately available funds to one or more accounts specified by Parent in writing) as promptly as possible (but in any event within two Business Days) following receipt of an invoice therefor all out-of-pocket fees and expenses (including reasonable legal fees and expenses), not to exceed $1,000,000 in the aggregate, incurred by Parent and its Affiliates on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement (“Parent Expenses”).

(c) The Company acknowledges that the agreements contained in this Section 7.6 are an integral part of the transactions contemplated by this Agreement, that without these agreements Parent would not have entered into this Agreement, and that any amounts payable pursuant to this Section 7.6 do not constitute a penalty. If the Company fails to pay, or cause to be paid, any amounts due to Parent pursuant to this Section 7.6 within the time periods specified in this Section 7.6, the Company shall pay, or cause to be paid, the costs and expenses (including reasonable legal fees and expenses) incurred by Parent in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, plus 2%, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

(d) Except as set forth in this Section 7.6, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid in accordance with the provisions of Section 5.13.

Section 7.7 Amendment. This Agreement may be amended by Parent and the Company at any time prior to the Effective Time, whether before or after stockholder approval hereof, so long as (a) no amendment that requires further stockholder approval under applicable Laws or the published rules of the NYSE, in each case, after stockholder approval hereof will be made without such required further approval and (b) such amendment has been duly authorized or approved by each of Parent and the Company. This Agreement may not be amended except by an instrument in writing signed by each of Parent and the Company.

Section 7.8 Extension; Waiver. At any time prior to the Effective Time, Parent (for itself and Merger Sub), on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement, or (c) unless prohibited by applicable Laws, waive compliance with any of the covenants or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver will be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

VIII. MISCELLANEOUS

Section 8.1 Certain Definitions. For purposes of this Agreement, the following terms will have the following meanings when used herein with initial capital letters:

“7.375% Notes” means any and all 73/8% Senior Notes due 2014 of the Company issued under the 7.375% Notes Indenture.

“7.375% Notes Indenture” means that certain Indenture, dated as of July 1, 2004, among the Company, the Company’s Subsidiaries that are parties thereto and U.S. Bank National Association, as such Indenture may be amended from time to time.

“Acceptable Confidentiality Agreement” means an agreement that contains confidentiality, standstill and other provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement.

“Acquiror Material Adverse Effect” means any event, state of facts, circumstance, development, change or effect that, individually or in the aggregate with all other events, states of fact, circumstances, developments, changes and effects, (i) is or is reasonably likely to be materially adverse to the business, assets, Liabilities (contingent or otherwise), properties, condition (financial or otherwise) or results of operations of Parent and its Subsidiaries, taken as a whole, or (ii) would prevent or materially impair or materially delay the ability of Parent or Merger Sub to perform its respective obligations under this Agreement or to consummate the transactions contemplated hereby; provided, however, that, for the purposes of the immediately preceding clause (i), the following, individually and in the aggregate, shall be excluded from the definition of Acquiror Material Adverse Effect and from any determination as to whether an Acquiror Material Adverse Effect has occurred: (A) changes in general economic conditions, including prevailing interest rates, commodity prices and energy costs, (B) any change, event or effect resulting from the entering into or public announcement of the transactions contemplated by this Agreement, (C) general changes or developments in the industries in which Parent and its Subsidiaries operate, (D) any change, event or effect resulting from any act of terrorism, commencement or escalation of armed hostilities in the U.S. or internationally or declaration of war by the U.S. Congress, (E) a change in the trading price or volume of the Parent Common Stock on the NYSE, provided that the exception in this clause shall not prevent or otherwise affect a determination that any cause underlying such decline has resulted in, or contributed to, an Acquiror Material Adverse Effect, (F) earthquakes, hurricanes or other natural disasters, (G) compliance with the requirements of changes in Law or GAAP or any interpretation thereof, (H) any failure by Parent to meet internal projections or forecasts or published revenue or earnings predictions for any period ending (or for which revenues or earnings are released) on or after the date hereof, provided that the exception in this clause shall not prevent or otherwise affect a determination that any cause underlying such decline has resulted in, or contributed to, an Acquiror Material Adverse Effect, except, in the case of the foregoing clauses (A), (C), (D), (E), (F) and (G), to the extent such changes or developments referred to therein have a disproportionate impact on Parent and its Subsidiaries, taken as a whole, relative to other industry participants.

“Adverse Permit Effect” has the meaning set forth in Section 3.18(a).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by Contract or otherwise.

“Affiliate Transaction” has the meaning set forth in Section 3.25.

“Agreement” has the meaning set forth in the Preamble.

“Antitrust Division” has the meaning set forth in Section 5.10(a).

“Average Parent Stock Price” has the meanings set forth in Section 2.1(b)(iv).

“Blackstone” has the meaning set forth in Section 3.27.

“Book-Entry Shares” has the meaning set forth in Section 2.1(c).

“Business Day” means any day ending at 11:59 (New York City time), other than Saturday, Sunday or a day on which banking institutions in the City of New York are generally closed.

“Certificate” has the meaning set forth in Section 2.1(c).

“Certificate of Merger” has the meaning set forth in Section 1.3.

“Closing” has the meaning set forth in Section 1.2.

“Closing Date” has the meaning set forth in Section 1.2.

“COBRA” has the meaning set forth in Section 3.13(f).

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” has the meaning set forth in the Recitals.

“Company” has the meaning set forth in the Preamble.

“Company Annual Report” means the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the SEC and publicly available on the date hereof.

“Company Assets” has the meaning set forth in Section 3.6.

“Company Benefit Plans” means each material “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including multiemployer plans within the meaning of Section 3(37) of ERISA, and each other material stock purchase, stock option, restricted stock, severance, retention, employment, consulting, change-of-control, collective bargaining, bonus, incentive, deferred compensation, employee loan, fringe benefit and other benefit plan, agreement, program, policy, commitment or other arrangement, whether or not subject to ERISA (including any related funding mechanism now in effect or required in the future), whether formal or informal, oral or written, legally binding or not, in each case under which any past or present director, officer, employee, consultant or independent contractor of the Company or any of its Subsidiaries has any present or future right to benefits, or under which the Company or any of its Subsidiaries have any liability or obligation, contingent or otherwise.

“Company Board” has the meaning set forth in the recitals.

“Company Board Recommendation” has the meaning set forth in Section 3.2(a).

“Company Certificate” means the Company’s certificate of incorporation, as amended and in effect on the date hereof.

“Company Contract” has the meaning set forth in Section 3.12(a).

“Company Disclosure Letter” has the meaning set forth in Article III.

“Company Financial Advisor” has the meaning set forth in Section 3.28.

“Company Intellectual Property” shall mean the Intellectual Property currently used in connection with the business of the Company or any of its Subsidiaries or owned, purported to be owned or held for use by the Company or any of its Subsidiaries.

“Company Joint Venture” means, with respect to the Company, any Person in which the Company, directly or indirectly, owns an equity interest that does not have voting power under ordinary circumstances to elect a majority of the board of directors or other Person performing similar functions but in which the Company has rights with respect to the management of such Person.

“Company Material Adverse Effect” means any event, state of facts, circumstance, development, change or effect that, individually or in the aggregate with all other events, states of fact, circumstances, developments, changes and effects, (i) is or is reasonably likely to be materially adverse to the business, assets, Liabilities (contingent or otherwise), properties, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) would prevent or materially impair or materially delay the ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated hereby; provided, however, that, for the purposes of the immediately preceding clause (i), the following, individually and in the aggregate, shall be excluded from the definition of Company Material Adverse Effect and from any determination as to whether a Company Material Adverse Effect has occurred: (A) changes in general economic conditions, including prevailing interest rates, commodity prices and energy costs, (B) any change, event or effect resulting from the entering into or public announcement of the transactions contemplated by this Agreement, (C) general changes or developments in the industries in which the Company and its Subsidiaries operate, (D) any change, event or effect resulting from any act of terrorism, commencement or escalation of armed hostilities in the U.S. or internationally or declaration of war by the U.S. Congress, (E) a change in the trading price or volume of the Common Stock on the NYSE, provided that the exception in this clause shall not prevent or otherwise affect a determination that any cause underlying such decline has resulted in, or contributed to, a Company Material Adverse Effect, (F) earthquakes, hurricanes or other natural disasters, (G) compliance with the requirements of changes in Law or GAAP or any interpretation thereof, (H) any failure by the Company to meet internal projections or forecasts or published revenue or earnings predictions for any period ending (or for which revenues or earnings are released) on or after the date hereof, provided that the exception in this clause shall not prevent or otherwise affect a determination that any cause underlying such decline has resulted in, or contributed to, a Company Material Adverse Effect, except, in the case of the foregoing clauses (A), (C), (D), (E), (F) and (G), to the extent such changes or developments referred to therein have a disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other industry participants.

“Company Organizational Documents” means the certificates of incorporation and bylaws (or the equivalent organizational documents) of the Company and each of its Subsidiaries, in each case as in effect on the date of this Agreement.

“Company Permits” has the meaning set forth in Section 3.18(a).

“Company Proxy Statement” has the meaning set forth in Section 3.5.

“Company Rights Agreement” has the meaning set forth in Section 3.24(b).

“Company SEC Documents” has the meaning set forth in Section 3.8(a).

“Company Stock Award Plans” has the meaning set forth in Section 3.3(c).

“Company Stockholders Meeting” has the meaning set forth in Section 3.5.

“Confidentiality Agreement” means that certain confidentiality agreement, dated April 24, 2006, as amended on March 29, 2007, between the Company and Parent, as such agreement may be further amended from time to time.

“Continuation Period” has the meaning set forth in Section 5.8(a).

“Contracts” means any contracts, agreements, licenses, notes, bonds, mortgages, indentures, commitments, leases or other instruments or obligations, whether written or oral.

“Credit Facility” means that certain Amended and Restated Credit Agreement, dated as of February 21, 2006, among the Company, the Subsidiaries of the Company that are parties thereto, the financial institutions named therein, as lenders, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and the other parties thereto, as such agreement may be amended from time to time.

“Credit Facility Agent” shall mean the Administrative Agent under the Credit Facility.

“Credit Facility Lenders” shall mean any and all lenders under the Credit Facility.

“Debenture Indenture” means that certain Indenture, dated as of June 10, 2003, between the Company and U.S. Bank National Associations, as such Indenture may be amended from time to time.

“Debentures” means any and all 5.00% Convertible Senior Notes due June 15, 2010 of the Company issued pursuant to the Debenture Indenture.

“DGCL” has the meaning set forth in Section 1.1.

“Dissenting Shares” has the meaning set forth in Section 2.3.

“Dissenting Stockholder” has the meaning set forth in Section 2.3.

“Effective Time” has the meaning set forth in Section 1.3.

“Employees” has the meaning set forth in Section 5.8(a).

“Environmental Claims” means, in respect of any Person, (i) any and all administrative, regulatory or judicial actions, suits, orders, decrees, demands, directives, claims, liens, proceedings or written notices of noncompliance, investigation or violation by any Governmental Entity or any other Person, alleging the actual or threatened presence or Release of, or exposure to, any Hazardous Materials at any location, whether or not owned, operated, leased or managed by such Person, or (ii) any and all indemnification, cost recovery, compensation or injunctive relief resulting from the actual or threatened presence or Release of, or exposure to, any Hazardous Materials.

“Environmental Laws” means all applicable federal, state, local and foreign laws (including international conventions, protocols and treaties), common Law, rules, regulations, orders, decrees, judgments, binding agreements or Environmental Permits issued, promulgated or entered into, by or with any Governmental Entity, relating to pollution, health and safety, Hazardous Materials, natural resources or the protection, investigation or restoration of the environment.

“Environmental Permits” means all permits, licenses, registrations and other governmental authorizations required under applicable Environmental Laws.

“ERISA” has the meaning set forth in Section 3.13(a).

“Exchange Act” has the meaning set forth in Section 3.5.

“Exchange Ratio” has the meaning set forth in Section 2.1(b)(i).

“Excluded Share(s)” has the meaning set forth in Section 2.1(b).

“Expenses” has the meaning set forth in Section 5.13.

“Final Lower Limit” has the meaning set forth in Section 2.1(b)(iii).

“Final Upper Limit” has the meaning set forth in Section 2.1(b)(iii).

“Financing” has the meaning set forth in Section 4.9.

“Financing Commitment” has the meaning set forth in Section 4.9.

“FTC” has the meaning set forth in Section 5.10(a).

“GAAP” has the meaning set forth in Section 3.8(b).

“Governmental Entity” has the meaning set forth in Section 3.5.

“Hazardous Materials” means (i) any substance that requires removal, remediation or reporting, or is listed, classified or regulated, under any Environmental Laws; (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive material, molds, or radon; or (iii) any other substance that is the subject of regulatory action, or that could give rise to liability, under any Environmental Laws.

“HSR Act” has the meaning set forth in Section 3.5.

“In-the-Money Stock Options” has the meaning set forth in Section 2.5(a)(ii).

“Indebtedness” means, with respect to the Company and any of its Subsidiaries: (a) any liability to any third-party that is not a direct or indirect wholly owned Subsidiary of the Company for borrowed money (including, without limitation, any accrued and unpaid interest thereon or any fees or penalties relating thereto), or evidenced by an instrument for the payment of money, or incurred in connection with the acquisition of any property, services or assets (including securities), or relating to a capitalized lease obligation, other than accounts or trade payable to trade creditors created or assumed by the Company or any of its Subsidiaries in the ordinary course of business in connection with the obtaining of materials or services; (b) obligations under exchange rate contracts or interest rate protection agreements; (c) any obligations to reimburse the issuer of any letter of credit, surety bond, performance bond or other guarantee of contractual performance, in each case to the extent drawn or otherwise not contingent; and (d) any payments, fines, fees, penalties or other amounts applicable to or otherwise incurred in connection with or as a result of any prepayment or early satisfaction of any obligation described in clauses (a) through (c) above.

“Indemnified Parties” has the meaning set forth in Section 5.9(a).

“Indemnifying Party” has the meaning set forth in Section 5.9(a).

“Initial Lower Limit” has the meaning set forth in Section 2.1(b)(iii).

“Initial Upper Limit” has the meaning set forth in Section 2.1(b)(iii).

“Intellectual Property” shall mean all patents, patent applications, statutory invention registrations, inventions and other industrial property rights; trademarks, service marks, trade names, trade dress, logos, including registrations and applications for the registration thereof; copyrights (including without limitation, computer software programs); Internet domain name registrations; Internet web sites, web content, and registrations and applications for registrations thereof; confidential and proprietary information, including know-how and trade secret rights, technologies, techniques, designs and processes; computer software, programs and databases in any form, all versions, updates, corrections, enhancements replacements, and modifications thereof, and all documentation related thereto; and rights of privacy, publicity and endorsement, in each case under the laws of any jurisdiction in the world, and including rights under and with respect to all applications, registrations, continuations, divisions, renewals, extensions and reissues of the foregoing.

“IRS” has the meaning set forth in Section 3.13(b).

“Knowledge” means, when used with respect to the Company, the actual knowledge of the Persons set forth in Section 8.1-A of the Company Disclosure Letter.

“Laws” means any domestic or foreign laws, statutes, ordinances, rules (including rules of common Law), regulations, codes, executive orders or legally enforceable requirements enacted, issued, adopted, promulgated or applied by any Governmental Entity.

“Legal Action” has the meaning set forth in Section 3.11.

“Liabilities” means any losses, liabilities, claims, damages or expenses, including reasonable legal fees and expenses.

“Liens” means any mortgages, deeds of trust, liens (statutory or other), pledges, security interests, collateral security arrangements, conditional and installment agreements, claims, covenants, conditions, restrictions, reservations, options, rights of first offer or refusal, charges, easements, rights-of-way, encroachments, third party rights or other encumbrances or title imperfections or defects of any kind or nature.

“Material Marks” has the meaning set forth in Section 3.19(a).

“Maximum Premium” has the meaning set forth in Section 5.9(b).

“Measurement Date” has the meaning set forth in Section 3.3(a).

“Merger” has the meaning set forth in Section 1.1.

“Merger Communication” has the meaning set forth in Section 5.11(b).

“Merger Consideration” has the meaning set forth in Section 2.1(b)(ii).

“Multiemployer Plan” has the meaning set forth in Section 3.13(a).

“Multiple Employer Plan” has the meaning set forth in Section 3.13(a).

“Merger Sub” has the meaning set forth in the Preamble.

“NYSE” has the meaning set forth in Section 3.5.

“Orders” means any orders, judgments, injunctions, awards, decrees or writs handed down, adopted or imposed by, including any consent decree, settlement agreement or similar written agreement with, any Governmental Entity.

“Other Filings” has the meaning set forth in Section 3.26(a).

“Other Parent Stock Awards” has the meaning set forth in Section 4.4(a).

“Other Stock Awards” has the meaning set forth in Section 2.5(c).

“Out-of-the-Money Stock Options” has the meaning set forth in Section 2.5(a)(iii).

“Outside Date” has the meaning set forth in Section 7.2(a).

“Parent” has the meaning set forth in the Preamble.

“Parent Board” has the meaning set forth in the recitals.

“Parent Closing Price” means the closing price of the Parent Common Stock on the NYSE, as reported in The Wall Street Journal, Northeastern edition, on the second (2nd) complete trading day prior to the Closing Date.

“Parent Common Stock” means the common stock, par value $0.01 per share, of Parent.

“Parent Contract” has the meaning set forth in Section 4.7.

“Parent Disclosure Letter” has the meaning set forth in Article IV.

“Parent Expenses” has the meaning set forth in Section 7.6(b).

“Parent SEC Documents” has the meaning set forth in Section 4.9.

“Parent Stock Award Plans” has the meaning set forth in Section 4.4(a).

“Paying Agent” has the meaning set forth in Section 2.2(a).

“Payment Fund” has the meaning set forth in Section 2.2(a).

“PBGC” has the meaning set forth in Section 3.13(d).

“Permits” has the meaning set forth in Section 3.18(a).

“Permitted Liens” means (i) statutory liens for Taxes or other payments not yet due and payable or that are being contested in good faith and by appropriate proceedings; (ii) mechanics’, materialmen’s or other liens or security interests that secure a liquidated amount that are being contested in good faith and by appropriate proceedings; (iii) with respect to the Company and its Subsidiaries, liens securing obligations under the Credit Facility and the other credit facilities disclosed in Section 3.20 of the Company Disclosure Letter, and (iv) any other imperfections of title, liens, security interests, easements, rights-of-way, encroachments, restrictions, conditions and other encumbrances that do not secure a liquidated amount, that have been incurred or suffered in the ordinary course of business and that would not, individually or in the aggregate, have a material effect on the assets or properties to which they relate.

“Person” means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, Governmental Entity and other entity and group (which term will include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act).

“Post-Closing Plans” has the meaning set forth in Section 5.8(c).

“Pre-Closing Plans” has the meaning set forth in Section 5.8(c).

“Preferred Stock” has the meaning set forth in Section 3.3(a).

“Registration Statement” has the meaning set forth in Section 3.5.

“Release” means any active or passive spilling, emitting, leaking, pumping, emptying, escaping, dumping, injecting, pouring, disposing, discharging or leaching into the indoor or outdoor environment.

“Representatives” means, when used with respect to Parent, Merger Sub or the Company, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers, agents and other representatives of Parent, Merger Sub or the Company, as applicable.

“Requisite Company Vote” means the adoption of this Agreement by the holders of at least 66 2/3 % of the outstanding Shares entitled to vote thereon.

“Resigning Directors” has the meaning set forth in Section 5.15.

“SEC” has the meaning set forth in Section 3.5.

“Securities Act” has the meaning set forth in Section 3.8(a).

“Shares” has the meaning set forth in Section 2.1(b).

“Significant Subsidiary” means, with respect to any Person, any Subsidiary of such Person that constitutes a “significant subsidiary” within the meaning of Regulation S-X promulgated by the SEC under the Exchange Act.

“SOX” has the meaning set forth in Section 3.8(a).

“Stock Consideration” has the meaning set forth in Section 2.1(b)(i)

“Stock Option” has the meaning set forth in Section 2.5(a).

“Subsidiary” means, when used with respect to Parent, Merger Sub or the Company, any other Person (whether or not incorporated) that Parent, Merger Sub or the Company, as applicable, directly or indirectly owns or has the power to vote or control 50% or more of any class or series of capital stock or other equity interests of such Person.

“Superior Proposal” means any bona fide written Takeover Proposal that the Company Board determines in good faith (after consultation with a financial advisor of nationally recognized reputation) to be more favorable (taking into account (i) all financial and strategic considerations deemed relevant by the Company Board, including relevant legal, financial, regulatory and other aspects of such Takeover Proposal and the Merger and the other transactions contemplated by this Agreement deemed relevant by the Company Board, (ii) the identity of the third party making such Takeover Proposal, (iii) the anticipated timing, conditions and prospects for completion of such Takeover Proposal, including the prospects for obtaining regulatory approvals and financing, and any third party shareholder approvals and (iv) the other terms and conditions of such Takeover Proposal) to the Company’s stockholders than the Merger and the other transactions contemplated by this Agreement (taking into account all of the terms of any proposal by Parent to amend or modify the terms of the Merger and the other transactions contemplated by this Agreement), except that the reference to “15%” in the definition of “Takeover Proposal” shall be deemed to be a reference to “50%”.

“Surviving Corporation” has the meaning set forth in Section 1.1.

“Takeover Proposal” means any inquiry, proposal or offer from any Person or group of Persons other than Parent, Merger Sub or their Affiliates relating to any direct or indirect acquisition or purchase of a business or division (or more than one of them) that in the aggregate constitutes 15% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, or 15% or more of the equity interest in the Company (by vote or value), any tender offer or exchange offer that if consummated would result in any Person or group of Persons beneficially owning 15% or more of the equity interest (by vote or value) in the Company, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any Subsidiary or Subsidiaries of the Company whose business constitutes 15% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole);

“Taxes” means (i) any and all federal, state, provincial, local, foreign and other taxes, levies, fees, imposts, duties, and governmental charges, in each case, in the nature of a tax (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including (x) taxes imposed on, or measured by, income, franchise, profits or gross receipts, and (y) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated, withholding, employment, social security (or similar), unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee liability, joint and several liability for being a member of an affiliated, consolidated, combined, unitary or other group for any period, or otherwise by operation of Law, and (iii) any liability for the payment of amounts described in clause (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to pay or indemnify any other Person.

“Tax Returns” means any and all reports, returns, declarations, claims for refund, elections, disclosures, estimates, information reports or returns or statements required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof.

“Termination Fee” has the meaning set forth in Section 7.6(a).

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“Voting Agreement” has the meaning set forth in the Recitals.

“WARN” has the meaning set forth in Section 3.14(b).

“Warrant” means the outstanding warrants, issued by the Company on February 14, 2003, to acquire up to 524,329 shares of Common Stock, as amended and restated on June 4, 2003.

“Withdrawal Liability” has the meaning specified in Section 3.13(d).

Section 8.2 Interpretation. The headings in this Agreement are for reference only and do not affect the meaning or interpretation of this Agreement. Definitions will apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun will include the corresponding masculine, feminine and neuter forms. All references in this Agreement, the Company Disclosure Letter and the Parent Disclosure Letter to Articles, Sections and Exhibits refer to Articles and Sections of, and Exhibits to, this Agreement unless the context requires otherwise. The words “include,” “includes” and “including” are not limiting and will be deemed to be followed by the phrase “without limitation.” The phrases “herein,” “hereof,” “hereunder” and words of similar import will be deemed to refer to this Agreement as a whole, including the Exhibits and Schedules hereto, and not to any particular provision of this Agreement. The word “or” will be inclusive and not exclusive unless the context requires otherwise. Unless the context requires otherwise, any agreements, documents, instruments or Laws defined or referred to in this Agreement will be deemed to mean or refer to such agreements, documents, instruments or Laws as from time to time amended, modified or supplemented, including (a) in the case of agreements, documents or instruments, by waiver or consent and (b) in the case of Laws, by succession of comparable successor statutes. All references in this Agreement to any particular Law will be deemed to refer also to any rules and regulations promulgated under that Law. References to a Person also refer to its predecessors and successors and permitted assigns.

Section 8.3 Survival. None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement will survive the Effective Time. This Section 8.3 does not limit any covenant of the parties to this Agreement which, by its terms, contemplates performance after the Effective Time. Without limiting the preceding sentence, the covenants and agreements of the parties contained in Section 5.13 (Fees and Expenses), Sections 7.5 (Effect of Termination) (and the Sections referred to therein) and 7.6 (Fees and Expenses Following Termination) and Article VIII of this Agreement shall survive termination of this Agreement. The Confidentiality Agreement shall (a) survive termination of this Agreement in accordance with its terms and (b) terminate as of the Effective Time.

Section 8.4 Governing Law. This Agreement will be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any applicable principles of conflict of laws that would cause the Laws of another State to otherwise govern this Agreement.

Section 8.5 Submission to Jurisdiction. Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns shall be brought and determined exclusively in the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware. Each of the parties hereto agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.7 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 8.5, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 8.6 Waiver of Jury Trial. Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any Legal Action arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party to this Agreement certifies and acknowledges that (a) no Representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a Legal Action, (b) such party has considered the implications of this waiver, (c) such party makes this waiver voluntarily, and (d) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 8.6.

Section 8.7 Notices. Any notice, request, instruction or other communication under this Agreement will be in writing and delivered by hand or overnight courier service (with proof of delivery) or by facsimile:

If to Parent or Merger Sub, to:

Jarden Corporation

555 Theodore Fremd Avenue

Rye, NY 10580

Facsimile: (914) 967-9405

Attention: Martin E. Franklin, Chief Executive Officer

with a copy (which will not constitute notice to Parent or Merger Sub) to:

Willkie Farr & Gallagher LLP

787 Seventh Street

New York, NY 10019

Facsimile:	(212) 728-8111
Attention:	William J. Grant, Esq.

If to the Company, to:

K2 Inc.

5818 El Camino Real

Carlsbad, CA 92008

Facsimile:	(760) 494-1099
Attention:	General Counsel

with a copy (which will not constitute notice to the Company) to:

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071

Facsimile:	(213) 229-6765
Attention:	Bradford P. Weirick, Esq.

or to such other Persons, addresses or facsimile numbers as may be designated in writing by the Person entitled to receive such communication as provided above; provided, however, that in the event a Person specifies an address or facsimile number different than that set forth herein, such notification shall only be effective on the date specified in such notice or five Business Days after the notice is given, whichever is later. Each such communication will be effective (a) if delivered by hand or overnight courier (with proof of delivery), when such delivery is made at the address specified in this Section 8.7, or (b) if delivered by facsimile, when such facsimile is transmitted to the facsimile number specified in this Section 8.7 and appropriate confirmation is received (provided that if notice is given by facsimile, a copy of such notice, request, instruction or other communication shall also be followed-up within one Business Day of such facsimile by one of the other methods described herein; notwithstanding such follow-up, however, facsimile notice shall be deemed to be given at the time set forth in this Section 8.7); provided, however, that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day. Rejection or other refusal to accept or the inability to deliver because of a changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to delivery.

Section 8.8 Entire Agreement. This Agreement (including the Exhibits to this Agreement, if any), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement. No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the parties to this Agreement.

Section 8.9 No Limitation on Other Representations. Nothing in any representation or warranty in this Agreement shall in any way limit or restrict the scope, applicability or meaning of any other representation or warranty made by the Company, Parent or Merger Sub herein.

Section 8.10 No Third-Party Beneficiaries. Except as expressly provided in Section 5.8(e) and Section 5.9 (Directors’ and Officers’ Indemnification and Insurance) only, Parent and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including, the right to rely upon the representations and warranties set forth herein. The parties hereto further agree that the rights of third party beneficiaries under Section 5.8(e) and Section 5.9 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 7.8 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.11 Severability. The provisions of this Agreement are severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision will be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of that provision to other Persons or circumstances will not be affected by such invalidity or unenforceability, nor will such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction.

Section 8.12 Rules of Construction. The parties to this Agreement have been represented by counsel during the negotiation and execution of this Agreement and waive the application of any Laws or rule of construction providing that ambiguities in any agreement or other document will be construed against the party drafting such agreement or other document.

Section 8.13 Assignment. This Agreement may not be assigned by operation of Law or otherwise; provided that prior to the mailing of the Company Proxy Statement to the Company’s stockholders, Parent may designate, by written notice to the Company and upon its written consent (not to be unreasonably withheld, conditioned or delayed), another wholly owned direct or indirect subsidiary to be a constituent entity in lieu of Merger Sub (including by transferring its equity interest in Merger Sub to any direct or indirect wholly owned Subsidiary of Parent), in which event all references herein to Merger Sub shall be deemed references to such other subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other subsidiary as of the date of such designation, provided, further, that any such designation shall not impede or delay the consummation of the transactions contemplated by this Agreement, relieve Parent or Merger Sub of any obligations hereunder or otherwise materially impede the rights of the stockholders of the Company under this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns; provided, however, that, Parent may, without the prior written consent of the other parties hereto, assign (in whole or in part) this

Agreement and all of its rights hereunder to its lenders and debt providers (or any administrative or collateral agent therefor) for collateral security purposes; provided, further, that Parent no such assignment shall relieve Parent of its obligations hereunder. Any purported assignment not permitted under this Section 8.13 will be null and void ab initio.

Section 8.14 Remedies. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party to this Agreement will be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at Law or in equity. The exercise by a party to this Agreement of any one remedy will not preclude the exercise by it of any other remedy.

Section 8.15 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, including by facsimile transmission, all of which will be one and the same agreement. This Agreement shall become effective only when actually signed by each party hereto and each such party has received counterparts hereof signed by all of the other parties hereto.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, this Agreement and Plan of Merger has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

JARDEN CORPORATION

By:	/S/ IAN G.H. ASHKEN
Name: Ian G.H. Ashken
Title: Vice Chairman and Chief Financial Officer

K2 MERGER SUB, INC.

By:	/S/ IAN G.H. ASHKEN
Name: Ian G.H. Ashken
Title: President

K2 INC.

By:	/S/ J. WAYNE MERCK
Name: J. Wayne Merck
Title: President and Chief Executive Officer

ANNEX B

EXECUTION VERSION

VOTING AGREEMENT

VOTING AGREEMENT, dated as of April 24, 2007 (this “Agreement”), by and among Jarden Corporation, a Delaware corporation (“Parent”), and the Stockholders of K2 Inc., a Delaware corporation (the “Company”), whose names appear on Schedule I attached hereto (collectively, the “Stockholders”).

W I T N E S S E T H:

WHEREAS, contemporaneously with the execution and delivery of this Agreement, Parent, K2 Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company are entering into an Agreement and Plan of Merger, dated as of the date hereof (as amended from time to time, the “Merger Agreement”), which provides for, among other things, the merger (the “Merger”) of Merger Sub with and into the Company, with the Company as the corporation surviving the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, as of the date hereof, each Stockholder owns, beneficially and of record, the number of shares of common stock, par value $1.00 per share, of the Company (the “Common Stock”) set forth opposite such Stockholder’s name on Schedule I attached hereto (all such shares so owned and which may hereafter be acquired or owned, beneficially or of record, by such Stockholder prior to the termination of this Agreement, whether upon the exercise of options, warrants or other rights to acquire Common Stock or by means of purchase, dividend, distribution or otherwise, being referred to herein as such Stockholder’s “Shares”);

WHEREAS, as a condition to the willingness of Parent and Merger Sub to enter into the Merger Agreement and to incur the obligations set forth therein, Parent has required that the Stockholders enter into this Agreement; and

WHEREAS, in order to induce Parent and Merger Sub to enter into the Merger Agreement, the Stockholders are willing to enter into this Agreement;

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, each party hereto, intending to be legally bound, hereby agrees as follows:

ARTICLE I.

TRANSFER AND VOTING OF SHARES; AND

OTHER COVENANTS OF THE STOCKHOLDERS

SECTION 1.1. Voting of Shares. From the date hereof until the termination of this Agreement pursuant to Section 3.2 hereof (the “Term”), at any meeting of the stockholders of the Company, however and whenever called, and in any action by written consent of the stockholders of the Company, each Stockholder shall vote such Stockholder’s Shares (i) in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby, including, without limitation, the Merger, (ii) against (A) any Takeover Proposal other than the Merger, (B) any proposal for action or agreement that would result in a breach or violation of any representation, warranty, covenant, agreement or obligation of the Company under the Merger Agreement or which is reasonably likely to result in any of the conditions under the Merger Agreement to the consummation of the Merger not being satisfied, (C) any change in the directors of the Company, or (D) any action that could reasonably be expected to impede, interfere with, delay, postpone or materially and adversely affect the transactions contemplated by the Merger Agreement or the likelihood of such transactions being consummated, and (iii) in favor of any matter necessary for consummation of the transactions contemplated by the Merger Agreement, in the case of each of the immediately preceding clauses (i), (ii) and (iii), to the extent that any such matter is considered at any such meeting, or in any such consent, of stockholders and, in connection therewith, each Stockholder shall execute any documents which are necessary or appropriate in order to effectuate the foregoing, including the ability for Parent or its nominees to vote such Shares directly.

SECTION 1.2. No Inconsistent Arrangements. Each Stockholder shall not during the Term (i) except as contemplated by Section 1.8, Transfer (as hereinafter defined), or consent to any Transfer of, any or all of such Stockholder’s Shares or any interest therein, or create or permit to exist any Lien or other encumbrance on such Shares, (ii) except as contemplated by Section 1.8, enter into any Contract, option or other agreement or understanding with respect to any Transfer of any or all of such Shares or any interest therein, (iii) grant any proxy, power-of-attorney or other authorization in or with respect to such Shares, (iv) deposit such Shares into a voting trust or enter into a voting agreement or arrangement (or any Contract providing therefor) with respect to such Shares, or (v) take any other action that would in any way restrict, limit or interfere with the performance of such Stockholder’s obligations hereunder or the transactions contemplated hereby or by the Merger Agreement (including, without limitation, the Merger). As used herein, “Transfer” shall mean any sale, transfer, pledge, hypothecation, encumbrance, assignment or disposition, however made, consummated or effected, and any offer or Contract to make, consummate or effect any sale, transfer, pledge, hypothecation, encumbrance, assignment or disposition. Any purported Transfer other than in accordance with this Section 1.2 shall be void ab initio.

SECTION 1.3. Proxy. Each Stockholder hereby revokes any and all proxies or powers of attorney granted or effected by such Stockholder, or otherwise in effect, prior to the execution of this Agreement in respect of any of such Stockholder’s Shares and hereby irrevocably and unconditionally constitutes and appoints Parent, or any nominee of Parent, with full power of substitution and resubstitution, as its true and lawful attorney-in-fact and proxy (such Stockholder’s “Proxy”), for and in such Stockholder’s name, place and stead to vote each of such Stockholder’s Shares as such Stockholder’s Proxy, at every annual, special, adjourned or postponed meeting of the stockholders of the Company, including the right to sign its name (as stockholder) to any consent, certificate or other document relating to the Company that Delaware law may permit or require as provided in Section 1.1.

EACH STOCKHOLDER HEREBY ACKNOWLEDGES AND AGREES THAT, DURING THE TERM, THE FOREGOING PROXY AND POWER OF ATTORNEY ARE IRREVOCABLE AND COUPLED WITH AN INTEREST.

SECTION 1.4. Waiver of Appraisal Rights. Each Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger under Section 262 of the DGCL or otherwise under Delaware law.

SECTION 1.5. Stop Transfer. Each Stockholder shall not request that the Company register the Transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of such Stockholder’s Shares, unless such transfer is made in strict compliance with the provisions of this Agreement.

SECTION 1.6. No Solicitation. During the Term, no Stockholder shall in his or her individual capacity as a stockholder of the Company, nor shall any Stockholder permit or authorize any of such Stockholder’s officers, directors, employees, agents, representatives or Affiliates (collectively, the “Representatives”), (i) solicit or initiate, or encourage, directly or indirectly, any inquiries regarding or the submission of, any Takeover Proposal, (ii) unless and until, and only to the extent that, the Company is permitted to take such actions under Section 5.5 of the Merger Agreement, participate in any discussions or negotiations regarding, or furnish to any Person any information or data with respect to, or take any other action to facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal or (iii) unless and until, and only to the extent that, the Company is permitted to take such actions under Section 5.5 of the Merger Agreement, enter into any Contract with respect to any Takeover Proposal or approve or resolve to approve any Takeover Proposal. Upon execution of this Agreement, each Stockholder shall, and it shall cause its Representatives to, immediately cease any existing activities, discussions or negotiations with any Person (other than Parent and

Merger Sub) conducted heretofore with respect to any of the foregoing. Each Stockholder shall promptly notify Parent of the existence of any such proposal, discussion, negotiation or inquiry received or engaged in by such Stockholder, and each Stockholder shall immediately communicate to Parent the terms of any such proposal, discussion, negotiation or inquiry which it may receive or engage in (and shall promptly provide to Parent copies of any written materials received by it in connection with such proposal, discussion, negotiation or inquiry) and the identity of the Person making such proposal or inquiry or engaging in such discussion or negotiation.

SECTION 1.7. Binding Effect. Notwithstanding anything to the contrary contained in this Agreement, the provisions of this Agreement apply to each Stockholder solely in such Stockholder’s capacity as a stockholder of the Company and not in such Stockholder’s capacity as an officer or director of the Company (it being understood that the Company has separate and independent obligations to Parent and Merger Sub under the Merger Agreement, including, without limitation, Section 5.5 thereof). Without limiting the foregoing, nothing contained in this Agreement shall in any way limit any actions that any Stockholder, solely in his or her capacity as an officer or director of the Company, may deem necessary in the exercise of his or her fiduciary duties, including any actions that directors are permitted to take pursuant to Section 5.5 of the Merger Agreement.

SECTION 1.8. Permitted Transfers. Notwithstanding anything to the contrary contained in this Agreement, a Stockholder may Transfer the Stockholder’s Shares, in accordance with provisions of applicable law, to his or her spouse, ancestors, descendants or any trust controlled by the Stockholder for their benefit; provided however, that prior to and as a condition of such Transfer, each Person to which any of the Shares is or may be Transferred shall have executed and delivered to Parent a counterpart to this Agreement pursuant to which such Person shall be bound by all the terms and provisions of this Agreement to the same extent that the Stockholders are bound hereunder.

ARTICLE II.

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

Each Stockholder, severally and not jointly, hereby represents and warrants to Parent as follows:

SECTION 2.1. Due Authorization, etc. Such Stockholder has all requisite power and authority to execute, deliver and perform this Agreement and, without limiting, and in furtherance of, the foregoing, to appoint Parent as such Stockholder’s Proxy and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement, including, without limitation, the appointment of Parent as Stockholder’s Proxy and the consummation of the transactions contemplated hereby, have been duly authorized by all necessary action on the part of such Stockholder. This Agreement has been duly executed and delivered by or on behalf of such Stockholder and constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws and except that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding for such remedy may be brought. There is no beneficiary or holder of a voting trust certificate or other interest of any trust whose consent is required for the execution and delivery of this Agreement or the consummation by such Stockholder of the transactions contemplated hereby.

SECTION 2.2. No Conflicts; Required Filings and Consents.

(a) The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not, (i) conflict with or violate any trust agreement or other similar documents relating to any trust of which such Stockholder is trustee, (ii) conflict with or violate any law applicable to such Stockholder or by which such Stockholder or any of such Stockholder’s properties is bound or affected or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any assets of such Stockholder, including, without limitation, such Stockholder’s Shares, pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Stockholder is a party or by which such Stockholder or any of such Stockholder’s assets is bound or affected, except, in the case of clauses (ii) and (iii), for any such breaches, defaults or other occurrences that would not prevent or delay the performance by such Stockholder of such Stockholder’s obligations under this Agreement.

(b) The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority (other than any necessary filing under the HSR Act or the Exchange Act), domestic or foreign, except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by such Stockholder of such Stockholder’s obligations under this Agreement.

SECTION 2.3. No Finder’s Fees. No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement based upon arrangements made by or on behalf of such Stockholder. Such Stockholder, on behalf of itself and its Affiliates, hereby acknowledges that neither such Stockholder nor any of its Affiliates is entitled to receive any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby or by the Merger Agreement.

ARTICLE III.

MISCELLANEOUS

SECTION 3.1. Definitions. Capitalized, undefined terms used in this Agreement shall have the respective meanings ascribed to such terms in the Merger Agreement.

SECTION 3.2. Termination. This Agreement shall terminate and be of no further force and effect upon the earlier of (i) the written mutual consent of Parent and the Stockholders, (ii) the Effective Time and (iii) any termination of the Merger Agreement in accordance with its terms. No termination of this Agreement shall relieve any party hereto from any liability for any breach of this Agreement prior to such termination.

SECTION 3.3. Further Assurance. From time to time, at Parent’s request and without consideration, each Stockholder shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

SECTION 3.4. Certain Events. Each Stockholder agrees that this Agreement and such Stockholder’s obligations hereunder shall attach to such Stockholder’s Shares and shall be binding upon any Person to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise, including, without limitation, such Stockholder’s heirs, guardians, administrators, or successors. Notwithstanding any Transfer of Shares, the transferor shall remain liable for the performance of all its obligations under this Agreement.

SECTION 3.5. No Waiver. The failure of any party hereto to exercise any right, power, or remedy provided under this agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, any custom or practice of the parties at variance with the terms hereof shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

SECTION 3.6. Specific Performance. Each Stockholder acknowledges that if such Stockholder fails to perform any of its obligations under this Agreement immediate and irreparable harm or injury would be caused to Parent and Merger Sub for which money damages would not be an adequate remedy. In such event, each Stockholder agrees that Parent shall have the right, in addition to any other rights it may have, to specific performance of this Agreement. Accordingly, if Parent should institute an action or proceeding seeking specific enforcement of the provisions hereof, each Stockholder hereby waives the claim or defense that Parent has an adequate remedy at law and hereby agrees not to assert in any such action or proceeding the claim or defense that such a remedy at law exists. Each Stockholder further agrees to waive any requirements for the securing or posting of any bond in connection with obtaining any such equitable relief.

SECTION 3.7. Notice. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made (i) if given by facsimile, when the facsimile is transmitted and the appropriate facsimile confirmation is received or (ii) if given by overnight courier or personal delivery, when delivered (or at such other address for a party as shall be specified by like notice, except that notices of changes of address shall be effective upon receipt):

(a) If to Parent, at the address set forth in the Merger Agreement.

(b) If to a Stockholder, at the address set forth below such Stockholder’s name on Schedule I attached hereto.

SECTION 3.8. Expenses. Except as otherwise expressly set forth herein or in the Merger Agreement, all fees, costs and expenses incurred in connection with this Agreement or the Merger Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees, costs and expenses.

SECTION 3.9. Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 3.10. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the maximum extent possible.

SECTION 3.11. Entire Agreement; No Third-Party Beneficiaries. This Agreement and the Merger Agreement constitute the entire agreement, and supersede any and all other prior agreements and undertakings (both written and oral), among the parties hereto, or any of them, with respect to the subject matter hereof, and this Agreement is not intended to confer upon any other Person any rights or remedies hereunder.

SECTION 3.12. Assignment. This Agreement shall not be assigned by operation of law or otherwise, and any purported assignment in violation of this Section 3.12 shall be void ab initio.

SECTION 3.13. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State.

SECTION 3.14. Amendment. This Agreement may not be amended except by an instrument in writing signed by Parent and the Stockholders.

SECTION 3.15. Waiver. Any party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties of the other parties hereto contained herein or in any document delivered pursuant hereto and (iii) waive compliance by the other parties hereto with any of their agreements or conditions contained herein.

Any agreement on the part of a party hereto to any such extension or waiver shall be valid only as against such party and only if set forth in an instrument in writing signed by such party. The failure of any party hereto to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

SECTION 3.16. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which shall constitute one and the same agreement.

SECTION 3.17. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares remain vested in and belong to the Stockholder, and Parent shall have no authority to direct the Stockholder in the voting or disposition of any of the Shares, except as otherwise provided herein. For the avoidance of doubt, nothing in this Section 3.17 is intended to restrict or limit Parent’s rights under this Agreement, including without limitation, Parent’s rights under Section 1.3.

SECTION 3.18. Merger Agreement. Parent acknowledges that the Stockholders have been induced to enter into this Agreement based on the terms and conditions of the Merger Agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement to be duly executed as of the date first written above.

JARDEN CORPORATION

By:	/s/ IAN G. H. ASHKEN
Name: Ian G. H. Ashken
Title: Vice Chairman and Chief Financial Officer

STOCKHOLDERS:

/s/ BRIAN ANDERSON
Name: BRIAN ANDERSON

/s/ CHRISTOPHER C. AMES
Name: CHRISTOPHER C. AMES

/s/ MONTE BAIER
Name: MONTE BAIER

/s/ WILFORD D. GODBOLD, JR.
Name: WILFORD D. GODBOLD, JR.

/s/ RICHARD J. HECKMANN
Name: RICHARD J. HECKMANN

/s/ ROBIN E. HERNREICH
Name: ROBIN E. HERNREICH

/s/ THOMAS HILLEBRANDT
Name: THOMAS HILLEBRANDT

/s/ LOU L. HOLTZ
Name: LOU L. HOLTZ

/s/ DUDLEY MENDENHALL
Name: DUDLEY MENDENHALL

/s/ J. WAYNE MERCK
Name: J. WAYNE MERCK

/s/ ANN MEYERS
Name: ANN MEYERS

/s/ ALFRED E. OSBORNE, JR.
Name: ALFRED E. OSBORNE, JR.

/s/ DAN QUAYLE
Name: DAN QUAYLE

/s/ JOHN RANGEL
Name: JOHN RANGEL

/s/ EDWARD F. RYAN
Name: EDWARD F. RYAN

/s/ DAVID SATODA
Name: DAVID SATODA

Schedule I

Name and Address of Stockholder	Shares Owned of Record	Shares Beneficially Owned
Brian Anderson 5818 El Camino Real Carlsbad, CA 92008	0	48,934

Christopher C. Ames 5818 El Camino Real Carlsbad, CA 92008 c/o Corporate Secretary	0	14,500

Monte H. Baier 5818 El Camino Real Carlsbad, CA 92008	0	135,000

Wilford D. Godbold, Jr. 5818 El Camino Real Carlsbad, CA 92008 c/o Corporate Secretary	1,000	73,500

Richard J. Heckmann 5818 El Camino Real Carlsbad, CA 92008 c/o Corporate Secretary	308,132	1,119,632

Robin E. Hernreich 5818 El Camino Real Carlsbad, CA 92008 c/o Corporate Secretary	45,150	126,650

Thomas Hillebrandt 5818 El Camino Real Carlsbad, CA 92008	689	56,717

Lou Holtz 5818 El Camino Real Carlsbad, CA 92008 c/o Corporate Secretary	0	66,500

Dudley Mendenhall 5818 El Camino Real Carlsbad, CA 92008	2,000	152,000

J. Wayne Merck 5818 El Camino Real Carlsbad, CA 92008 c/o Corporate Secretary	48,282	653,282

Ann Meyers 5818 El Camino Real Carlsbad, CA 92008 c/o Corporate Secretary	0	39,000

Name and Address of Stockholder	Shares Owned of Record	Shares Beneficially Owned

Alfred E. Osborne, Jr. 5818 El Camino Real Carlsbad, CA 92008 c/o Corporate Secretary	41,500	113,000

Dan Quayle 5818 El Camino Real Carlsbad, CA 92008 c/o Corporate Secretary	21,000	67,500

John Rangel 5818 El Camino Real Carlsbad, CA 92008	67,327	391,660

Edward F. Ryan 5818 El Camino Real Carlsbad, CA 92008 c/o Corporate Secretary	19,379	121,273

David Satoda 5818 El Camino Real Carlsbad, CA 92008	300	56,134

ANNEX C

April 24, 2007

Board of Directors

K2 Inc.

5818 El Camino Real

Carlsbad, CA 92008

Members of the Board:

K2 Inc., a Delaware corporation (the “Company”), proposes to enter into an Agreement and Plan of Merger, to be dated as of April 24, 2007 (the “Merger Agreement”), with Jarden Corporation, a Delaware corporation (“Parent”) and K2 Merger Sub, Inc., a Delaware corporation (“Merger Sub”). The actions referred to herein as the “Transaction” are as follows: pursuant to the Merger Agreement, Merger Sub will merge with and into the Company and the Company will continue as the surviving corporation in the merger (the Company, as such surviving corporation, the “Surviving Corporation”), and each outstanding share of Common Stock, par value $1.00 per share, of the Company (“Company Common Stock”) will be converted into a right to receive (i) $10.85 in cash (the “Cash Consideration”) and (ii) 0.1086 of a share of common stock, $0.01 par value per share (“Parent Common Stock”), of Parent, subject to adjustment in accordance with Section 2.1(b)(iii) of the Merger Agreement (the “Stock Consideration” and, together with the Cash Consideration, the “Consideration”).

You have asked us whether, in our opinion, the Consideration to be received by the holders of Company Common Stock is fair to such holders from a financial point of view.

In arriving at the opinion set forth below, we have, among other things:

•	Reviewed certain publicly available information concerning the business, financial condition and operations of the Company and Parent that we believe to be relevant to our inquiry;

•	Reviewed certain internal information concerning the business, financial condition and operations of the Company and Parent that we believe to be relevant to our inquiry;

•	Reviewed certain internal financial analyses, estimates and forecasts relating to the Company and Parent prepared and furnished to us by the management of the Company and Parent;

•	Reviewed the publicly reported historical prices and trading activity for Parent Common Stock and Company Common Stock;

•

Reviewed the April 24, 2007 draft of the Merger Agreement and the April 24, 2007 draft of the Voting Agreement by and among Parent and certain stockholders of the Company party thereto (the “Voting Agreement”);

•

Held discussions with members of senior management of the Company and Parent concerning the Company’s and Parent’s business, operating environment, financial condition, prospects and strategic objectives;

The Blackstone Group® L.P.

345 Park Avenue

New York, NY 10154

212 583 5000

•

Reviewed certain publicly available financial and stock market data with respect to certain other companies in lines of businesses we believe to be generally comparable to those of the Company and Parent;

•	Compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions that we believe to be generally relevant;

•	Performed discounted cash flow analyses utilizing pro forma financial information prepared and furnished to us by the Company and Parent;

•	Performed an illustrative leveraged buyout analysis;

•	Discussed with the management of the Company and Parent the strategic rationale for the Transaction and expected financial and operational benefits of the Transaction;

•	Reviewed the potential pro forma impact of the Transaction;

•	Conducted such other financial studies and analyses, and considered such other information as we deemed necessary or appropriate for purposes of rendering this opinion.

In preparing this opinion, we have relied, without assuming responsibility for independent verification, upon the accuracy and completeness of all financial and other information that is available from public sources and all projections and other information provided to us by the Company and Parent or otherwise discussed with or reviewed by or for us. We have assumed that the financial and other projections and pro forma financial information prepared by the Company and Parent and the assumptions underlying those projections and such pro forma information, including the amounts and the timing of all financial and other performance data, were reasonably prepared and represent management’s best estimates and judgments as of the date of their preparation. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have further relied upon the assurances of the management of the Company and Parent that they are not aware of any facts that would make the information and projections provided by them inaccurate, incomplete or misleading.

We have not made any independent evaluation or appraisal of the assets and liabilities (contingent or otherwise) of the Company or Parent, nor have we been furnished with any such appraisals. In addition, we also relied, without assuming responsibility for independent verification, upon the views of the management of the Company and Parent relating to the strategic, financial and operational benefits and operating cost savings (including the amount, timing and achievability thereof) anticipated to result from the Transaction.

We have assumed that the consummation of the Transaction will be effected in accordance with the terms and conditions of the April 24, 2007 draft of the Merger Agreement, without waiver, modification or amendment of any term, condition or agreement material to our analyses and that, in the course of obtaining the necessary regulatory or third party approvals, agreements or consents for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or Parent or the contemplated benefits of the Transaction material to our analyses.

Our opinion addresses only the fairness, from a financial point of view, to the holders of Company Common Stock of the Consideration to be received by such stockholders in the Transaction and does not address any other aspect or implication of the Transaction, the Merger Agreement, Voting Agreement or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Surviving Corporation or the ability of the Surviving Corporation to pay its obligations when they become due or as to what the value of shares of Parent Common Stock will be when issued to holders of Company Common Stock pursuant to the Transaction or the prices at which shares of Parent Common Stock will trade at any time.

Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available to the Company or the Company’s underlying business decision to effect the Transaction nor does our opinion constitute a recommendation to any stockholder of the Company as to how such shareholder should vote or act with respect to the Transaction or any other matter.

This opinion is necessarily based upon information made available to us as of the date hereof and on market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof only. We assume no responsibility to update or revise our opinion based on circumstances or events occurring after the date hereof.

This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. It is understood that this letter is for the information and assistance of the Board of Directors and, without our prior written consent, is not to be quoted, summarized, paraphrased or excerpted, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other report, document, release or other written or oral communication prepared, issued or transmitted by the Company or the Board of Directors, including any committee thereof. However, Blackstone Advisory Services L.P. (“Blackstone”) understands that the existence of any opinion may be disclosed by the Company in a press release and a description of this opinion will be contained in, and a copy of this opinion will be filed as an exhibit to, the disclosure documents relating to the Transaction and agrees to not unreasonably withhold its written approval for such use as appropriate following Blackstone’s review of, and reasonable opportunity to comment on, any such document.

We have acted as financial advisor to the Company with respect to the Transaction and will receive a fee for rendering this opinion, which is not contingent upon the successful completion of the Transaction. In addition, the Company has agreed to reimburse us for out-of-pocket expenses and to indemnify us for certain liabilities arising out of the performance of such services (including, the rendering of this opinion). In the ordinary course of our and our affiliates’ businesses, we and our affiliates may actively trade or hold the securities of Parent or the Company for our own account or for others and, accordingly, may at any time hold a long or short position in such securities.

Based on the foregoing and subject to the qualifications set forth herein, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock is fair, from a financial point of view, to such holders.

Very truly yours,

Blackstone Advisory Services L.P.

ANNEX D

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE

STATE OF DELAWARE

§ 262. Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

D-4